6/29

06015362

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank of Cyprus Public Company Limited

*CURRENT ADDRESS 51 Stassinos Street, Ayia Paraskevi
P.O. Box 21472, CY-1599
Nicosia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 24 2006
THOMSON
FINANCIAL

FILE NO. 82- 34996 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: mn

DAT : 7/20/06

IV. Annual Reports

79

annual report 2004



Know-how / Trust / Dynamism / Creativity

Bank of Cyprus Group

Contents

Group Profile

Founded in 1899, the Bank of Cyprus Group is the leading financial services organisation in Cyprus, with a dynamic presence in Greece and operations in the United Kingdom, Australia and the Channel Islands.

The Group offers a wide range of financial products and services, which include banking services, finance, factoring, general and life insurance, brokerage, investment banking and mutual fund management.

Bank of Cyprus Public Company Ltd (the Bank) holds a leading position in Cyprus. Since 1991, the Bank commenced its dynamic expansion in Greece. Today, Bank of Cyprus Greece is the seventh largest commercial bank and largest 'foreign' bank in the country.

Due to its expansion to countries with sizeable Cypriot or Greek communities or business ties, the Bank is widely recognised as the international bank of the Hellenism. The Group is well established in the United Kingdom, where this year it completes 50 years of successful presence. The Group's international activities were further enhanced in 2000 with the operation of a wholly owned subsidiary bank in Australia.

The Bank of Cyprus Group currently operates through a total of 288 banking outlets, of which 172 operate in Cyprus, 100 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has Representative Offices in South Africa, Canada, USA, Russia and Romania. The Group employs 5 890 staff worldwide.

The shares of Bank of Cyprus Public Company Ltd are listed on the Cyprus Stock Exchange (CSE) and the Athens Exchange. The Bank is the largest listed company on the CSE in terms of market capitalisation, it has a well-diversified shareholder base and the number of its shareholders exceeds 70 000.

Directors and Executives

Board of Directors of Bank of Cyprus Public Company Ltd (Group Holding Company)	Solon A. Triantafyllides CHAIRMAN Vassilis G. Rologis VICE CHAIRMAN Christos S. Pantzaris Andronicos Agathocleous Dimitris P. Ioannou Costas Z. Severis Theodoros Aristodemou Demetris Z. Pierides Evdokimos Xenophontos Christakis G. Christofides Andreas Pittas Polys G. Polyviou George A. David Andreas Artemis Anna Diogenous George M. Georgiades Andreas J. Jacovides Christos Mouskis
Group Executive Management	Andreas Eliades GROUP CHIEF EXECUTIVE OFFICER Charilaos G. Stavrakis CHIEF EXECUTIVE OFFICER - CYPRUS AND DEPUTY GROUP CHIEF EXECUTIVE OFFICER Yiannis Kypri GROUP CHIEF GENERAL MANAGER
Group General Managers	Antonis Jacouris GENERAL MANAGER INFORMATION AND OPERATIONS Vassos Shiarly GENERAL MANAGER DOMESTIC BANKING Christis Hadjimitsis GENERAL MANAGER FINANCE Nicolas Karydas GENERAL MANAGER RISK MANAGEMENT Constantinos Vasilakopoulos GENERAL MANAGER BANK OF CYPRUS GREECE
Secretary	Yiannis Kypri
Legal Advisers	Chryssafinis & Polyviou
Auditors	Ernst & Young *Chartered Accountants*
Registered Office	Group Headquarters 51 Stassinos Street Ayia Paraskevi, Strovolos P.O. Box 24884, CY-1398 Nicosia, Cyprus Telephone: +357 22842100, Telefax: +357 22336258

Financial Highlights

	2004	2003	2002
Key profitability indicators (C£ million)			
Net interest income	**246**	199	176
Profit before provisions	**140**	101	90
Profits/(losses) after tax	**38**	(29)	(21)
Key balance sheet indicators (C£ million)			
Total assets	**10 260**	9 062	8 126
Shareholders' funds	**559**	523	506
Loans and advances to customers	**6 450**	5 689	5 044
Customer deposits	**8 656**	7 390	6 836
Per share data (cent)			
Earnings/(losses) per share	**8,1**	(6,5)	(4,9)
Dividend per share (proposed)	**4,0**		
Capital adequacy			
Tier 1 capital	**9,0%**	8,5%	7,7%
Total	**13,7%**	13,2%	11,6%
Number of employees	**5 890**	5 703	5 518

Credit rating (31/03/2005)	Long term	Short term
Moody's	Baa1	P-2
Fitch Ratings	A-	F-2

Contribution to indices

CSE General Index

FTSE CySE 20 Index

FTSE Med 100 Index

FTSE New EU Index

DJ Stoxx EU Enlarged TMI Index

vision: know-how, trust, dynamism, creativity



Our Vision

Our vision is to make Bank of Cyprus the bank of preference in Cyprus and Greece, for customers, staff and investors, so that in years to come:

- we rank among the three largest banks in the Hellenic community,
- we emerge as a regional power in the wider surrounding geographic region, and
- we become beneficial to the society in which we operate.

Chairman's Statement



Solon A. Triantafyllides
Chairman
Bank of Cyprus Group

The year 2004 marked the beginning of a new era for the Bank of Cyprus Group, as a result of Cyprus' accession to the European Union and the lifting of exchange controls.

The Group's optimism for the future is based on our efforts over the past two years which have recently been intensified with positive results, as well as on the strategy formulated by the Group's new management team.

Dear Shareholders,

Last year, I made reference to the great difficulties faced by banks in Cyprus over the past couple of years and the factors which adversely affected their profitability. The Group's commitment and chief objective was to safeguard its profitability and reinstate its dividend distribution policy the soonest possible.

This year, I am pleased to announce that the Group has reverted to profitability and dividend payment.

- Group profit after tax for 2004 reached C£38 million against a loss of C£29 million for 2003.
- Group core profit (profit before provisions and before taxation) reached C£140 million, up by 39% against C£101 million for the prior year.
- Net interest income increased significantly (24%) to C£246 million compared to C£199 million for 2003.

The increase was due to the improved net interest margin, which resulted from the actions taken to further improve product pricing, as well as the significant increase in the Group's Greek loans and advances portfolio and the collection of overdue amounts.

After having considered the positive results of the Group for 2004 and the prospects for sustaining the improvement in profitability, the Board of Directors of Bank of Cyprus decided to recommend for approval at the Annual General Meeting of the Shareholders to be held on 18 May 2005, the payment of a dividend for 2004 at 4 cent per share.

The Dividend Reinvestment Plan approved by the Board of Directors in February 2002 is still in force. The discount offered under the Plan for the reinvestment of the dividend in shares, has been increased to 10%.

The Group maintains a strong capital base, which at the end of 2004 amounted to C£927 million, marking a 7% annual increase.

The Group capital adequacy ratio at 31 December 2004 stood at 13,7% compared to the 10% minimum required by the Central Bank of Cyprus and 8% required by the European Union Directive.

The Bank will proceed with a share capital increase before the end of 2005 to further strengthen its capital base. The share capital increase will take the form of a rights issue. It is estimated that the total proceeds of the issue will be of the order of C£80-C£100 million. The specific details of the issue will be decided by the Board of Directors of the Bank and will be announced closer to the time of issue.

Group total assets at the end of the year reached C£10,26 billion, recording a 13% annual increase. Group total loans and advances recorded a 13% annual increase and reached C£6,45 billion at 31 December 2004. Group customer deposits at 31 December 2004 reached C£8,66 billion, recording a 17% annual increase.

Following two difficult years for the banking sector in Cyprus, which was affected by the prolonged downturn of the stockmarket and the adverse conditions prevailing in the Cyprus economy in general, combined with the introduction of stricter regulations regarding loan quality, the Bank of Cyprus Group entered 2005 stronger and more optimistic about the future.

As regards the Bank in Cyprus, our priority in recent years has been to improve the quality of our loan portfolio and the effective management of non performing loans. We have coordinated our efforts to this end, which resulted in the significant profitability improvement of the Bank.

In conjunction with the above, our efforts to contain costs continued during 2004, including persisting with the Group's existing recruitment freeze policy in Cyprus and the control of other operating expenses. Efforts to this end will continue during 2005.

In our effort to offer improved and faster service to customers, we are restructuring our Regional Offices and our branches. These changes aim at converting our branches into selling outlets and at centralising certain services, in order to provide faster service.

Further to the above, 2004 was a very creative year for the Group because, as already announced, we implemented sound corporate governance principles, with the support of the international consulting house McKinsey & Co. Through the adoption of sound corporate governance, we believe that Bank of Cyprus will comprise a model Group in south-eastern Europe.

As you are already aware, as of 1 January 2005 a new Senior Executive Management Team has been appointed, with Mr A. Eliades in the position of Group Chief Executive Officer, Mr C. Stavrakis in the position of Chief Executive Officer Cyprus and Deputy Group Chief Executive Officer, and Mr Y. Kypri in the position of Group Chief General Manager. The Chairman has retired from his executive duties, as required by the principles of corporate governance and is now a non-executive Chairman. Furthermore, Messrs Chr. S. Pantzaris and E. Xenophontos have handed over their executive duties to the new Senior Executive Management Team.

In the past, the vision of the Bank of Cyprus Group was to emerge as the largest financial organisation of the island and to be a cornerstone of the economy and the citizens of Cyprus. The Group's vision evolved to cover the Hellenic communities overseas. More recently, the Group's vision was redrafted to include making Bank of Cyprus a sizeable banking institution in Greece.

The above vision statements have been fulfilled and I believe that the next step will be the Group's expansion to new markets, such as the Balkans and Russia. The Senior Executive Management Team is already examining the possibility of the Group expanding to these countries. When the relevant reports are completed, the issue will be thoroughly reviewed by the Board of Directors of Bank of Cyprus and any decisions taken will be announced.

The year 2004 marked the beginning of a new era for the Bank of Cyprus Group, as a result of Cyprus' accession to the European Union and the lifting of exchange controls. This course will continue and we

intend to exploit all synergies emanating from our presence in so many markets, including Greece, the United Kingdom, the Channel Islands and Australia. The new organisational structure of the Group enables us to develop these synergies, expand our activities, while at the same time to effectively manage Group-wide risks.

The Group's optimism for the future is based on our efforts over the past two years which have recently been intensified with positive results, as well as on the strategy formulated by the Group's new management team.

The year 2004 was a milestone in the Group's history. The Board of Directors and myself unanimously decided to hand over the reins to the new generation, who have demonstrated that they have the power, the skills, as well as the sense of responsibility and duty required to lead this Organisation, which is a cornerstone of the Cyprus economy, to even higher levels of achievement. We believe that the new Senior Executive Management Team will give a new momentum to the Group.

I am proud that, from my position as Chairman of the Bank of Cyprus Group for the last 17 years, with the support of the Board of Directors, my colleagues and associates Messrs Chr. S. Pantzaris and E. Xenophontos, the Group's General Management and all Group employees, we have contributed to handing over a Group that has a strong capital base, a dynamic and ascending course in Greece, a Group that was the first Hellenic institution with presence in the Channel Islands and Australia and with a 50-year presence in the United Kingdom. A Group which is the leading organisation in Cyprus.

It is this legacy that we are handing over to the new generation, the new Senior Executive and General Management of the Group, in order to proceed further ahead, and create an even stronger, mightier and more solid Group, which will become a model institution in south-eastern Europe.

Nicosia, 23 March 2005

S. A. Triantafyllides
Chairman

Retirement of the Senior Executive Management



Christos S. Pantzaris



Evdokimos Xenophontos

The Board of Directors of the Bank of Cyprus Group, in the context of its decision to improve the Group's corporate governance policy and practices, had decided to commission a Restructuring Project with the support of the international consulting house McKinsey & Co.

In the context of this project, during 2004 it was decided that both the Chairman and the Vice Chairman will no longer have executive duties, as required by the principles of sound corporate governance.

To this end, the positions of Group Chief Executive Officer, Chief Executive Officer Cyprus and Deputy Group Chief Executive Officer, and Group Chief General Manager were established in order to assume the executive responsibilities of the Senior Executive Management of the Group, comprising the Group Chairman (Mr S. A. Triantafyllides), the Chief Executive of Bank of Cyprus (Mr Chr. S. Pantzaris) and the Group Chief General Manager (Mr E. Xenophontos).

The Board of Directors appointed, as of 1 January 2005, Mr A. Eliades to the position of Group Chief Executive Officer, Mr C. Stavrakis to the position of Chief Executive Officer Cyprus and Deputy Group Chief Executive Officer, and Mr Y. Kypri to the position of Group Chief General Manager.

The end of 2004 marked the end of office at an executive level for Messrs Chr. S. Pantzaris and E. Xenophontos, who served the Group for a number of years as executive officers. Following their retirement from the position of Chief Executive of Bank of Cyprus and Group Chief General Manager respectively, they will continue to serve as members of the Board of Directors and as Chairmen or members of the Boards of Group subsidiaries.

Mr Chr. S. Pantzaris was Group Vice Chairman from 1988 until May 2004 and Chief Executive of Bank of Cyprus from 1995 until his retirement. He is also Chairman of Bank of Cyprus in the United Kingdom since 2001.

Mr E. Xenophontos served the Group for 37 consecutive years. He was recruited by the Bank in 1967 and was appointed General Manager of Bank of Cyprus (Holdings) in 1974. From 1993 to his retirement he served as Group Chief General Manager.

The Board of Directors expresses its sincere thanks to Messrs Chr. S. Pantzaris and E. Xenophontos, who served the Group with love, zeal and enthusiasm, always bearing in their heart the welfare of the Group and its people.



Group Chief Executive Officer's Statement

Andreas Eliades
Chief Executive Officer
Bank of Cyprus Group

The Group's expansionary policy is the result of meticulous examination of all relevant factors and is well coordinated and structured.

We have a clear objective, we know where we want to go as a Group, we have the strategy, we have identified the risks and their management, and we know what we expect to achieve within a specified time frame.

The year 2004 was a milestone in the history of the Group, as the Board of Directors proceeded with a Group restructuring in order to operate in line with the modern corporate governance principles.

My colleagues and I, who now form the new Senior Management Team of the Bank of Cyprus Group, are very honoured that the Chairman and the Board of Directors have entrusted us with the leadership of the Group. The responsibility that this entails is also enormous, as we are fully aware of the importance and long tradition of this organisation, whose history is intertwined with the history of Cyprus itself.

Bearing in mind that Bank of Cyprus is the largest financial organisation in Cyprus, a dynamic Group in Greece and has overseas presence in countries with Hellenic communities, we have redrafted the Group's vision, strategy and direction. Having weighed up our strength, we have set high targets, because knowing our employees, we feel that we owe it to them to aim very high.

We want to make Bank of Cyprus the preferred bank in Cyprus and Greece for customers, staff and investors, so that in the years to come it will rank amongst the three largest banks in the broader Hellenic world, it will emerge as a regional power for the wider region and it will be useful in the community within which it operates.

Our new vision demonstrates that future prospects for the Group are excellent and that the Group should no longer be confined within the boundaries of Cyprus and Greece. Our next step will be to expand to the Balkans where the market offers high growth opportunities. In parallel, we are considering expansion to the Russian market where a significant portion of our offshore clientele is active.

The direction we will adopt in Cyprus and Greece is as follows:

- In **Cyprus**, following the difficulties faced by the banking sector in recent years, the Group has already commenced its turnaround, as demonstrated by its 2004 results.
  We are in the process of restructuring the Group's local operations and we already have the first positive feedback. Through the restructuring, the Group's employees will become more specialised and focused in order to provide the best possible service to customers. The improvement in the quality and speed of service, as well as the sound management and control of credit and other risks, form the main axes of our strategy. Our aim is to increase profitability, improve the Group's rating by the international rating agencies, secure dividend distribution for our shareholders, while simultaneously creating the prerequisites for the welfare of our people.
- In **Greece**, Bank of Cyprus had a very successful path to date and it currently ranks amongst the largest banking institutions. In fact, Bank of Cyprus Greece is the seventh largest commercial bank in Greece and is the largest 'foreign' bank in the country. Our branch network has recently reached 100 branches and we are proceeding at a fast pace to increase our branch network to 120 branches across Greece. In parallel, we aim to achieve a market share of 5% by 2007.
  The dynamic penetration of Bank of Cyprus in the Greek market is characterised by growth rates that are higher than those of the market. The Bank's market share in deposits and advances in December 2004 reached 3,66% and 3,69% respectively. Kyprou Leasing significantly increased its volume of business during 2004 and is the second largest leasing company in Greece, with a market share of 18%.
  Our primary objective is to maintain a balance between the growth rates of expansion-profitability-liquidity and to improve our organisational infrastructure.
  Our strategy focuses on bringing closer together the two units of Cyprus and Greece, in order to create a solid and powerful organisation. This new structure will enable us to reinforce our existing international presence by expanding into new markets.
- In the **United Kingdom** and **Australia**, we will focus on servicing the Small and Medium sized Enterprises and on maintaining profitability through efficient pricing and cost containment.
- In the **Channel Islands**, we will exploit the tax advantages available to the Group and provide an even wider range of options to Group customers.

A significant component of our strategy is the close monitoring and review of risks, so that the Group will comply with the provisions of Basle II.

The Group's expansionary policy is the result of meticulous examination of all relevant factors and is well coordinated and structured. We have a clear objective, we know where we want to go as a Group, we have the strategy, we have identified the risks and their management, and we know what we expect to achieve within a specified time frame. Within the next three years we aim at increasing our return on equity beyond 13% (from 6,9% in 2004) and at reducing our cost to income ratio below 58% (from 62% in 2004).

In the years to come we look forward to creating a strong organisation, which will make all our Cypriot and Greek customers, the Group employees and our shareholders proud.

Nicosia, 23 March 2005



A. Eliades
Group Chief Executive Officer

Our Strategic Priorities

Our vision will materialise through the implementation of the following set priorities:

- the improvement of our profitability,
- the strengthening of our strong leading position in Cyprus,
- the provision of a high quality service which will constitute a competitive advantage for us,
- our dynamic expansion in Greece and our establishment as the bank that offers the best customer service,
- the exploitation of opportunities that present themselves in emerging markets in the wider region,
- the achievement and/or further exploitation of synergies between geographical locations, especially in the areas of technology and products, and
- the effective management of risk.

Our Strategic Objectives

In **Cyprus**, where the core of our operations is based, we aim to:

- increase the profitability of our operations,
- improve the quality of our loan portfolio,
- contain costs, and
- maintain our leading market position in banking.

In **Greece**, the focus of our dynamic expansion, we aim to:

- increase our market share to 5% by 2007,
- expand our branch network in order to achieve a better geographical coverage of Greece,
- offer specialised products for all sectors in which our clients operate and promptly respond to emerging opportunities, and
- increase our loan portfolio, with emphasis on the Consumer and Small and Medium Sized Enterprise (SME) sectors.

In other markets, we aim to:

- maintain our leading market position in the Cypriot and Greek communities of the **United Kingdom** and **Australia**, with emphasis on the SME sector,
- maximise the efficiency of our operations in the United Kingdom,
- strengthen our infrastructure in Australia with the aim of improving the quality of service, with particular focus on the SME sector of the local Cypriot and Greek community, and
- explore ways of exploiting opportunities that emerge in new markets.

The Implementation of our Objectives

At Group level:

- we adapt our strategy in each market in order to achieve the best possible return on capital,
- we complement our branch network with a full range of alternative distribution channels in the main markets in which we operate,
- we are reorganising our head office functions to take better advantage of synergies, and
- we are implementing international best practices for the monitoring and control of credit and other risks, in view of the requirements of the Basel Committee (Basel II) and the European Union directives (CAD 3).

In Cyprus:

- we are focusing on increasing sales by converting our branches to points of sale, offering speed and quality of service,
- we are proceeding with the reorganisation of our Regional Offices and the centralisation of departments, with sectoral specialisation (Consumer, SME and Corporate),
- we are taking measures for the collection of overdue accounts and the strengthening of collateral held,
- we are intensifying our programme for the containment of operating expenses and continue our policy of a recruitment freeze,
- we are strengthening our performance and position in the Insurance sector, and
- we are focusing on the Consumer sector through the introduction of innovative products and services.

In Greece:

- we are expanding our branch network, aiming to reach 120 branches by early 2006,
- we are sustaining our customer service quality at a high level, despite the rapid expansion of our operations,
- we are establishing a flexible organisational structure, which enables us to focus on each individual line of business (Consumer, SME and Corporate), and
- we are dynamically penetrating the leasing, factoring and insurance markets, using the branch network as a point of sale for the entire range of products offered by the Group.

In other markets:

- we are placing particular emphasis on building personal relationships with our customers,
- we are restructuring our branch network in order to better serve our customers,
- we are expanding our range of products and services,
- we are simplifying our procedures whilst restricting recruitment and other costs,
- we are successfully penetrating the local Cypriot and Greek communities, attracting a high quality client base, thus creating a balanced client portfolio, and
- we are investigating the possibility and alternative methods for expansion to the Balkan and Russian markets.

World Economy

The world economy fared positively in 2004. Global Gross Domestic Product (GDP) increased by 5%, exceeding projections, with all regions recording high growth rates, with the exception of the European Union (EU), where growth was contained to marginally below 2%. A major factor contributing to global economic growth in 2004 was the expansion of trade, which was significantly enhanced by China's economic growth, as well as by the development of other countries.

Economic growth in the 25 member states of the EU reached around 2%, almost half the growth rates recorded in the United States and Japan. It is expected that over the next two years, the economic recovery of the EU and the Eurozone will be sustained, mainly fostered by rising domestic demand.

European Economy

Year 2004 was one of major developments in the EU, mainly in the political and institutional sphere and subsequently in the economic sphere. On 1 May 2004, the EU ratified the accession of 10 new member states, including the Republic of Cyprus. Furthermore, on 18 June 2004, the state leaders of the 25 EU member states agreed upon the final text of the European Constitution, which will be sanctioned by the citizens of EU nations at a later stage.

In the economic sphere, 2004 boosted the economic recovery paths of the Eurozone, with the average GDP growth rising to 1,8%[1]. Although improved year on year, the GDP growth rate remained at relatively moderate levels, exhibiting heavy dependence on external demand (exports). While industrial production and business confidence are gradually improving in the area, consumer confidence and consequently retail sales continue to lag. It should, however, be noted that aggregate figures disguise substantial differences in specific indicators across the various countries of the Eurozone. For instance, domestic demand (private consumption) exhibits strong ascending trends in France and Spain, while being faint in Italy and bleak in Germany. The latter is currently going through a period of adjustment following various institutional charges in the labour market, leading to a slow increase in the income of households as well as to a tendency for increased savings.

It is worth noting that despite the moderate growth rates achieved in the Eurozone, the United Kingdom (which is still not part of the Eurozone), has consistently exhibited much higher rates of economic growth. More specifically, preliminary estimates point to an annual GDP growth for the United Kingdom of 3,1% in 2004.

The oil price surge along with the continuing appreciation of the euro against the US dollar, were the main factors exerting pressure on European exports during 2004. Despite that, the world economy and consequently the European economy, has developed faster response mechanisms to dampen the effects of sudden price increases, even for oil (e.g. through energy-saving programmes). Consequently, the energy 'crisis' of 2004 did not have the severe impact experienced in previous years.

As regards the prospects for 2005, initial estimates place GDP growth in the Eurozone at 1,6%, while in the United States and Asia growth is expected to decelerate (albeit still remaining at higher than the corresponding EU growth rates). The weakening of growth in the economies of Eurozone's international trading partners, along with a continuing increase in the euro/US dollar exchange rate and the prolonged increase in oil prices, comprise the major threats to its economic recovery.

Consumer spending in the Eurozone is expected to grow by a modest 1,7% in 2005, compared to 1,3% in 2004 (with significant deviations among the various countries, as mentioned earlier). Public spending is expected to grow marginally by 1,3% (1,5% in 2004), leaving the general government deficit stable at around 2,7%. Corporate investment is expected to pick up to 3,0% (from 1,4% in 2004), while the growth of external demand is expected to be contained to 5,5%, lagging behind the 2004 levels of 6%.

Year 2005 is generally expected to be another milestone year for the EU, since it will be called upon to deal with the challenges of its significantly expanded size. Challenges will emerge both in the economic sphere, where growth rates will need to

[1] European Central Bank, March 2005 (constant prices 1995, seasonally adjusted data).

accelerate, and in the legislative sphere, where compromising a larger number of national interests and cultures may prove a complicated task.

Greek Economy

The rapid growth of the Greek economy over the past few years continued in 2004, confirming the relevant projections of international institutions (EU, IMF, OECD) and of the Greek government. Even though GDP growth for 2004 decelerated compared to the previous year, it remains one of the highest among the Eurozone countries.

According to provisional figures of the quarterly national accounts, real GDP in the final quarter of 2004 grew by 4,2% on an annual basis, compared to a corresponding GDP growth of 1,6% in the Eurozone. With the inclusion of the fourth quarter data, GDP growth for the whole of 2004 was recorded at 4,2%, significantly higher than the official projection of the Government Budget Report 2005 (3,7%). Final consumption expenditure, particularly private consumption, remains the key driver of economic growth, with the latter expanding by 3,3% in 2004, slightly lower than 2003 when it grew by 4,0%. Consumption continues to be fuelled, inter alia, by low interest rates, which have led to a fast expansion of consumer credit. The trend of rising consumer credit is expected to continue for some time yet as euro interest rates, as set by the European Central Bank, are not foreseen to change at least in the short term (Eurozone growth is not yet deemed to have reached satisfactory levels, with the particularly disappointing final quarter contributing to a mere 1,8%[1] growth rate for 2004, while inflation remains at moderate levels).

During 2004, gross fixed capital formation rose at a significantly slower pace compared to 2003 (4,8% against 15,1%). This slowdown was largely anticipated as investment in major infrastructure projects undertaken to host the Olympic Games drew to a close. The deceleration of investment expenditure reflects a significant slowdown in investment in both construction and equipment. The volume of private construction activity (on the basis of issued construction licences), which accounts for 96,6% of the corresponding total construction activity in 2004, decreased by 3,4% in 2004 relative to 2003.

The annual growth rate of exports in 2004, according to provisional figures of the quarterly national accounts, rose to an impressive 10,0%, compared to a faint 1,0% in 2003. Likewise, the rate of growth of imports increased considerably to 8,2% compared to 4,8% in 2003.

In 2004, the current account deficit improved significantly (deficit decreased by 25,9%) and amounted to 3,9% of GDP, compared to 5,6% of GDP in 2003. The containment of the current account deficit was, to a great extent, the result of the increase in the surplus of the services account, that expanded by 34,4%, mainly due to a big leap in net receipts from transport services, primarily shipping, by 63,1% compared to 2003. Net receipts from travel services rose by 9,2%, also positively contributing towards restraining the current account deficit, while the trade deficit worsened by 12,3%.

As per the latest available data, the unemployment rate for the third quarter of 2004 stood at 10,1%, compared to 9,3% in the corresponding quarter of 2003. Data pertaining to unemployment has been adjusted retrospectively starting from 1998 on the basis of a new methodology while, as from the first quarter of 2004, a broader sample is employed, which is based on the Official Population Census performed in 2001. The highest unemployment rate in the third quarter of 2004 is observed in the group of people aged 15-29 (19,9%), while the long-term unemployed, that is individuals unemployed for a period over 12 months, account for 57,6% of total unemployed persons.

Inflation, as measured by the National General Consumer Price Index (CPI), was recorded at 3,1% in December 2004 on an annual basis. For the whole year, inflation, as measured by changes in the average CPI, stood at 2,9%, significantly lower relative to the previous year (3,5%). This rise of the CPI by 2,9% in 2004 (which represents the lowest annual percentage increase over the past four years) was to a large extent the result of the small increase of the Goods Price Index by 2,3%. The large rise in the price of fuel during the year was offset by an even

[1] European Central Bank, March 2005 (constant prices 1995, seasonally adjusted data).

greater drop in the price of fresh fruit and vegetables. On the basis of the Harmonised Index of Consumer Prices (HICP), the rate of inflation was recorded at 3,0% in 2004, compared to 3,4% in 2003. In spite of the relative attenuation of inflationary pressures in 2004, Greece still exhibits one of the highest rates of consumer price inflation among Eurozone countries.

Following the revision of the figures pertaining to the public finances by the recently-elected government in 2004 ('fiscal audit') and the more recent (March 2005) update relating to the public deficit and debt for years 2002 and 2003, it appears that public finances have significantly deteriorated over the past few years. Based on the revised data, there is a notable increase in the general government deficit, as well as in the corresponding debt, for the period 2000-2003. More specifically, in 2003 the said deficit was recorded at 5,2% of GDP (from 1,7% prior to the fiscal audit), while the general government debt amounted to 109,3% of GDP (from 102,4%). Based on the data submitted by the Greek government to Eurostat in March 2005, which the latter asserted inability to ratify for the time being, the deficit rose to 6,1% of GDP in 2004 and the debt to 110,5%. The revised update of the Stability and Growth Programme (SGP) 2004-2007, that the Greek government has to submit to the European Commission by 21 March 2005, is bound to reflect these developments. The SGP is expected to set out the relevant policies to be followed by the government in order to achieve the containment of the deficit below 3% of GDP by 2006, so as for Greece to comply with the provisions of the Stability and Growth Pact. In February 2005, Greece was given notice in accordance with Article 104(9) of the Maastricht Treaty regarding excessive deficit and was granted a two year period in which to attain fiscal consolidation. The government is under obligation to submit a detailed report to the European Commission bi-annually on its progress with regard to the implementation of the budget.

According to the Government Budget Report 2005, GDP growth in 2005 is estimated at 3,9%. Sustaining a high growth rate is, inter alia, based upon the expected contribution of private investment expenditure and goods exports, which are forecasted to grow by 7,9% and 7,5% respectively. Private consumption is also expected to expand considerably (by 3,5%), while it is

Key Economic Indicators

	2001	2002	2003	2004	2005[1]
Annual change (%)					
GDP (at constant prices)	4,3	3,8	4,7	4,2	3,9
Private consumption	2,8	3,1	4,0	3,3	3,5
Public consumption	-3,2	8,3	-2,3	6,5	1,5
Gross Fixed Capital Formation	4,9	4,9	15,1	4,8	4,1
Exports	-1,0	-7,7	1,0	10,0	6,2
Imports	-5,2	-2,9	4,8	8,2	4,1
%					
Inflation (based on National General CPI)	3,4	3,6	3,5	2,9	2,9
Unemployment (% of labour force)	10,8	10,3	9,7	10,1*	10,5
General Government Deficit (% GDP)	3,6	4,1	5,2	6,1	2,8**
General Government Debt (% GDP)	114,8	112,2	109,3	110,5	109,5**

Source: National Statistical Service of Greece (Quarterly National Accounts, 11.3.2005), Bank of Greece (Inflation, Unemployment), Eurostat (Fiscal Indicators 18.3.2005). Changes in GDP and expenditure components are based on provisional data (2001-2004) and are calculated on the basis of constant prices 1995.

* Unemployment rate for the 3rd quarter of 2004.

** These figures are expected to be updated in the revised update of the Stability and Growth Programme (SGP) 2004-2007 that will be presented by the Ministry of Economy and Finance at the end of March 2005.

[1] Estimates - Projections, Government Budget Report 2005 (Ministry of Economy and Finance, Department of Macroeconomic Analysis and Projections).

anticipated that tourist revenues will also increase, following the disappointing year 2004 (especially when considering the special circumstances of the said year, namely the Olympic Games).

According to the GDP growth projections for 2005 of several international institutions and economic organizations, sustaining the growth rate at approximately the same (high) level as in 2004 is rather optimistic. These organizations estimate that a growth rate in the region of 3,0%-3,5% is more likely to be attained-International Monetary Fund 3,0% (September 2004), OECD 3,2% (December 2004) and European Commission 3,3% (Economic Forecasts, Autumn 2004).

A number of factors are expected to play a decisive role in the government's effort to promote development based on private sector initiative and to attain all the relevant goals set for 2005. The new law regarding private investment (3299/2004) soon to become effective, introduces a series of significant changes in relation to the previous relevant law, and attempts, through the provision of increased incentives, especially to Small and Medium sized Enterprises, to strengthen private business activity. The recent tax reform is expected to positively contribute towards the improvement of the general economic climate via, inter alia, its initiation of a gradual reduction in the income tax rates levied on individuals and corporations. Furthermore, factors such as the improvement in the absorption rate of funds made available to Greece under the Third European Union Support Framework, the effective management and development of the Olympic infrastructure and the successful promotion of Greece abroad, can contribute to the continuation of the dynamic growth experienced in the recent past into 2005 and beyond.

Cyprus Economy

Year 2004 triggered the recovery of the economy, after a two-year slowdown. The growth of the Cyprus economy in real terms is estimated to have reached 3,7% in 2004, compared to a modest 2% recorded in each of the years 2003 and 2002. It should, however, be noted that despite the clear signs of recovery, the rate of growth of Gross Domestic Product (GDP) still remains notably below potential, which is estimated at around 4,5%.

Improvement in economic activity emanated from the rise in domestic demand and consumer spending, while private investment in construction works and equipment also expanded. Exports of services (excluding tourist services) also contributed significantly to the acceleration of economic growth. On the other hand, the hesitant recovery of the world economy and the rise in the price of oil in international markets to record levels, restrained growth below potential.

During 2004 inflationary pressures were alleviated and the rate of inflation was contained to 2,3%, compared to 4,1% in 2003. It should be noted that the effect of the oil price surge was to a large extent offset by the decrease in import duties on motor vehicles and hence the drop in their retail prices. Accelerated economic growth was also reflected in the labour market with the rate of unemployment reaching 3,6% of the economically active population. This rate remains at virtually the same levels as in 2003 (3,5%).

As a result of the implementation of fiscal consolidation measures, preliminary estimates indicate that the fiscal deficit as a percentage of GDP is expected to be contained to 4,2% for 2004 (from 6,3% in 2003). According to the same estimates, the public debt continued to rise and is estimated to reach 71,9% of GDP in 2004 (from 69,8% in 2003). The fiscal deficit and public debt as a percentage of GDP are expected to exceed the relevant Maastricht convergence criteria.

During 2004, the Central Bank of Cyprus aiming to ensure a smooth transition (on 1 May 2004) to a fully liberalized economic environment with no restrictions on capital flows, raised interest rates by 100 basis points, from 4,5% to 5,5%.

The current account balance is expected to record a deficit of 4% of GDP, compared to 3,4% for 2003. The rising current account deficit in 2004 was due to the outburst in imports, the oil price rise in international markets and the deteriorating course of tourist revenues.

As far as the tourist sector is concerned, tourist arrivals in 2004 rose by 2,0%, compared to a decline of 4,8% for 2003. Despite improved arrivals, tourist revenues decreased by 3,2% (2003: decrease of

10,4%), a fact mainly attributed to the drop of the per capita spending of tourists, resulting from lower prices offered by hoteliers.

The manufacturing sector exhibited a marginal rise in the volume of production by 0,5% during 2004. The corresponding change for 2003 was negative at 2,9%. Within the year, the construction sector continued to exhibit a very satisfactory growth, a trend which commenced in 2001. For the first eleven months of the year, cement sales rose notably by 18,4% (compared to 10,1% in the corresponding 2003 period). There was also a satisfactory increase in the number of construction permits granted during 2004, which rose by 9,3%. The adverse stock market conditions during the past four years and negative investor psychology were not reversed during 2004, a fact which continued channelling investments towards the real estate market.

The signs of recovery exhibited by the Cyprus economy in 2004 are expected to become even more evident in 2005. Relevant projections for GDP growth in 2005 cite a rate of 4% in real terms, based on a conservative scenario which incorporates the possible adverse impact on growth of the persisting relatively high oil prices. However, 2005 projections are based on the assumption that the external environment will continue to have a positive impact.

Inflation is expected to reach 2,5% in 2005 compared to 2,3% in 2004. The slight rise in inflationary pressures is expected to be the result of higher oil prices. The unemployment rate on the other hand, is expected to drop marginally to 3,4% in 2005, from 3,6% in 2004. The current account deficit to GDP ratio is also expected to exhibit a marginal drop to 3,7%.

The fiscal deficit is projected to drop to 2,9% of GDP as a result of the projected economic growth and the resultant increase in public revenues, in conjunction with the fiscal consolidation already under way. It is noted that in January 2005 the EU Council of Ministers (Ecofin) reviewed in detail the Convergence Programme of the Republic of Cyprus and concluded that all objectives appear realistic and attainable, thus waiving any adverse proceedings regarding the excess fiscal deficit prevailing until then.

Projections for the tourist sector are very difficult to compute, due to their sensitivity to and direct dependence on a number of exogenous factors. However, the projection for the economic growth rate in 2005 has been based on expectations that tourist arrivals and revenues will increase by approximately 5%. These expectations have in turn been based on the fact that the global economic outlook for 2005 is positive, especially for the countries that have traditionally been the main source of tourism for Cyprus.

Note: The above figures and data (world, European, Greek and Cyprus economies) were valid as at 18 March 2005.

The Greek Banking Sector

In 2004, the Greek banking system comprised 63 banks. Of these, 22 are banks based in Greece, 19 are branches of foreign banks based in a European Union (EU) country, four are branches of banks based in a country outside the EU, two are specialised credit institutions and 16 are co-operative banks. The total number of bank branches in Greece exceeds 3 300.

There is a particularly high degree of concentration in the Greek banking system as the five largest banks account for around 67% of the banking system's total assets. This is the fourth highest concentration in the EU.

The volume of deposits and repurchase agreements (repos) reached €154 706 million at the end of 2004, marking an annual increase of 13,9%. The annual growth rate of deposits in the Greek banking market recorded a notable increase during the last part of 2003 and the whole of 2004, following a long period of significant slowdown and decline which lasted from January 2001 to August 2003. At the end of 2004, the annual growth rate of deposits by Greek residents amounted to 10,9%, whereas repos recorded an annual decrease of 12,4%. Despite the fact that the growth rate of deposits has slowed down, the growth rate of savings accounts recorded a marked increase. This acceleration is linked to the persisting decrease in repos, as a result of the decline in the yield of Greek government securities and the reduction in the yield differential between money market mutual funds and savings deposits.

The annual growth rate of advances in the Greek banking market has remained stable (16-18%) during the past two years. The balance of loans to local businesses and households in December 2004 was €117 202 million.

Business loans increased by 7,5% per annum and reached €65 566 million in December 2004.


Annual change
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
Consumer loans
Housing loans
Business loans

Source: Bank of Greece

The annual growth rate of housing loans was maintained at stable levels during 2004. The balance of housing loans (including securitised housing loans) in December 2004 amounted to €34 052 million, marking an annual change of 27,2%. The penetration level of housing loans in Greece during the last quarter of 2004 reached 20,6% and lags significantly behind the Eurozone levels (34,4%), a fact pointing to the great expansion potential of this sector.

Balances as a percentage of GDP (%)

	Total Advances		Business Loans		Housing Loans		Consumer Loans*		Deposits	
	Greece	Eurozone	Greece	Eurozone	Greece	Eurozone	Greece	Eurozone	Greece	Eurozone
Dec. 2003	66,6	97,7	39,7	49,2	17,4	32,5	8,9	16,0	88,5	92,4
Dec. 2004	72,1	100,1	39,7	49,7	20,6	34,4	11,2	16,1	90,4	95,1

* Including other loans to households.

Source: NSSG, Bank of Greece, ECB

Consumer loans have been growing at a high and increasing rate, since the end of 2003, which is the result of the impetus provided to this sector by the liberalisation of consumer credit in July 2003. The balance of consumer loans in December 2004 was €17 054 million, marking an annual increase of 37,4%.

It is generally expected that the growth of the Greek banking system will be sustained during 2005, as the penetration levels in Greece are relatively low compared to those of the Eurozone, particularly with regard to advances. As at the fourth quarter of 2004, the ratio of loans to GDP in the Eurozone reached 100,1%, compared to 72,1% in Greece.

The rising profitability of the Greek banks during 2003 was maintained during 2004, following a declining trend experienced in the period 2000-2002. The efforts of banks in 2004 to contain costs were evident. This, in conjunction with a faster rate of revenue growth, led to improved profitability indicators for banks.

The expansion of the activities of Greek banks to the Balkans continued during 2004, where they have been acquiring increasing market shares.

Banking interest rates recorded marginal changes during 2004, in the context of the unchanged level of interest rates set by the European Central Bank. The overnight deposit rate in December 2004 stood at 0,96% and the rate for deposits with agreed maturity up to one year was 2,3%. The interest rates on new consumer and housing loans in December 2004 were 10,7% and 4,54% respectively, marking a small decrease compared to December 2003.

The largest challenge which will be faced by banks in Greece in 2005 is the prompt adjustment to the new regulatory environment prescribed by the International Financial Reporting Standards and the new regulations on capital adequacy. Bank of Cyprus has been following the International Financial Reporting Standards for a number of years.

The Banking Sector in Cyprus

The banking sector in Cyprus comprises the commercial banks, the co-operative credit institutions and the international banking units. The commercial banks control the largest part of deposits and advances in the economy and form the core of the banking system.

Bank of Cyprus continues to hold the leading position in the banking sector, with a market share of 40% of commercial bank deposits (for both Cyprus pounds and foreign currency), followed by Laiki Bank, Hellenic Bank, Alpha Bank, National Bank of Greece (Cyprus), Arab Bank, Commercial Bank of Greece (Cyprus) and Universal Savings Bank.

The co-operative credit institutions form a sizeable and growing group of financial institutions, which followed a clearly upward path over the past years. These institutions currently control 27% of total deposits and 29% of total advances.

There are 28 international banking units operating in Cyprus, (of which 3 will soon terminate their activities) which service international business companies registered in Cyprus, as well as companies based and operating in the wider region.

The banking sector in Cyprus is already fully aligned with the European *acquis communautaire* and it implements, through Central Bank of Cyprus Directives, the latest recommendations of the European Central Bank. As of 1 May 2004, the date of Cyprus' accession to the EU, banking institutions that are licensed to operate in the EU, no longer require a licence by the Central Bank of Cyprus in order to establish a branch in Cyprus.

Cyprus has succeeded in being established as an International Banking Centre with an advanced banking system, low taxation and excellent professional services, whilst also offering the advantages of the EU, thus attracting a large number of international business companies.

In addition to its responsibilities for the formulation of monetary policy, the Central Bank of Cyprus is the main authority responsible for ensuring the stability and security of the financial system. It is also responsible for safeguarding the confidence of the public and the protection of depositors. In this context, the Central Bank of Cyprus is the issuing

authority of banking licences and the regulator of the banking sector (both as regards the local commercial banks as well as the international banking units). It is noted that the relevant regulatory authority for the co-operative credit institutions is the Commissioner of Co-operative Development.

Note: The above data on the Greek and Cypriot banking sectors were valid as at 18 March 2005.

Group Review of Operations / Introduction



Charilaos G. Stavrakis
Chief Executive Officer-Cyprus and Deputy Group Chief Executive Officer



Yiannis Kypri
Group Chief General Manager

The improvement of the profitability of Bank of Cyprus, especially in Cyprus, continued to be the focus of our efforts in 2004.

As with the previous year, the priorities set for 2004 were:

- the improvement of the portfolio and the effective management of overdue accounts through systematic monitoring of the loans portfolio,
- the increase of the net interest margin,
- the continuous dynamic expansion of the Group in Greece, and
- the containment of costs, as far as possible, considering the environment in which we operate.

In **Cyprus**, we achieved a significant improvement in profitability, as a result of the successful implementation of the action plan, with the objective of:

- improving the pricing of our products,
- containing our operating expenses, and
- collecting overdue amounts.

In **Greece**, the dynamic expansion of our operations continued during 2004, making a significant contribution towards Group profits whilst in parallel achieving an improvement in its position in the Greek market. In December 2004 the market share of Bank of Cyprus Greece reached 3,66% for deposits and 3,69% for advances.

In the **United Kingdom**, the restructured Bank of Cyprus United Kingdom continues to focus on its core activity, the servicing of Small and Medium sized Enterprises. It also continued to service its Retail and Corporate customers, always placing particular emphasis on building a personal relationship with each customer.

In **Australia**, we have already completed four years of operation and we aim to further penetrate the Greek and Cypriot community. The branch network of Bank of Cyprus in Australia comprises nine branches and it is expected that the number of branches will increase to twelve by the end of 2005.

2004 was a significant year for Cyprus, but also for the Bank of Cyprus Group. The accession of our country to the European Union and the lifting of exchange controls have opened a new chapter for

the Group's development. The internationalisation of the Group (Cyprus, Greece, United Kingdom, Channel Islands, Australia) provides us with a comparative advantage against the competition for increasing income and maintaining our leading role, through the exploitation of synergies between these units.

The strategy we have laid out over the last few years (increased profitability and productivity, cost reduction, dynamic expansion in Greece) ensures a fruitful future for the Group. It is not a coincidence that the Group has received international distinctions:

- In Greece the ISO certification project has been completed. The Bank now has the ISO 9001:2000/EN ISO 9001:2000 certification, which indicates that it has established and implemented a quality system for the design, sale and after-sale service of banking products by the Retail branches, the Business Centres and the Alternative Distribution Channels.
- The Bank's Card Centre was awarded for the second year running the 'GNS Marketing Award Honourable Mention 2003' (an international award granted by American Express) in the category 'Activation and Retention', thus distinguishing itself from over 80 associates of American Express worldwide.
- The high quality of service offered by Private Banking to its customers has won international recognition. In its 2005 survey covering the Private Banking sector, the 'Euromoney' magazine has ranked the Private Banking Division of Bank of Cyprus for the second year running, as the top institution in Cyprus and has awarded it the first prize of 'Best Private Bank in Cyprus'.
- In recognition of the broad spectrum of its social contribution, the Group was presented with an award in the category 'Corporate Social Responsibility' at the 'Money 2004' Business Awards event.

Retail Customers and Small and Medium Sized Enterprises

Branch Network and Product Development

Bank of Cyprus has adopted a comprehensive approach regarding the service provided to Retail customers and Small and Medium sized Enterprises (SMEs) in Cyprus, Greece and the other countries where it has a presence.

The Group's branch network, supported by a comprehensive range of alternative distribution channels, fully services the needs of both Retail customers and SMEs. It offers a full spectrum of competitively priced products, such as deposits, investment and insurance products, financing, business, personal and housing loans, credit cards and current accounts.

The Bank is continuously developing its infrastructure through further automation and centralisation, thus contributing towards the containment of costs and enabling the Bank to offer a faster service to customers.

The Bank is also in the process of developing new systems and applications that always aim towards increasing productivity and minimising costs. In this context, the Bank continues the development of its Customer Relationship Management (CRM) system, some applications of which are already being used by a number of companies and divisions of the Group.

In 2004, the Bank in **Cyprus** maintained its leading position in retail banking, despite the particularly difficult and adverse conditions prevailing in the economy. Competition in the banking market remained intense, partly as a result of the significant increase in demand for housing loans and the abolition of exchange controls, combined with a 1% increase in interest rates. Additionally, the tax amnesty legislation was enacted. The fact that the Bank continued to rank first in the public's preferences in Cyprus is the result of the extensive range of products it offers through its comprehensive network of distribution channels, as well as of the quality of the services it provides. By the end of 2004, the Bank's branch network in Cyprus comprised 150 branches and cash offices and a range of alternative distribution channels, such as the internet, telephone, mobile phone and Automatic Teller Machines (ATMs).

In the context of its strategy to attract new customers, with emphasis on newcomers to the market, Bank of Cyprus introduced during 2004 the innovative range of products and service *generation*, addressed to young persons. The *generation* range is comprised of specialised banking products and services which evolve and adapt according to the needs and unique characteristics of children, teenagers and young people at every stage of their lives. The complete *generation* range consists of three product groups:

- *generation KIDS* for children aged 0-13 years,
- *generation TEENS* for teenagers aged 14-17 years, and
- *generation YOUTH* for young persons aged 18-30 years.

The products *generation KIDS* and *YOUTH* have already been launched. The *generation* range will be completed within the first half of 2005 with the introduction of *generation TEENS*.

The Bank has also upgraded its housing and educational loans, with the aim of offering solutions for every housing and educational need of customers. The solutions offered by the Bank in this respect are flexible and provide the opportunity to customers to design, together with their personal banker, the solution which best matches their personal needs and circumstances.

Regarding the area of deposit/investment products and given its objective to offer a complete range of options which correspond to the needs, characteristics and investor profile of each customer, Bank of Cyprus has enriched its existing basic deposit product range with the introduction of new products, namely the *8 day notice deposit* and the *12 month floating rate fixed deposit*, as well as the particularly attractive *Advance* deposit product.

Given the firm objectives of the Group of increasing its profitability and maintaining its leading position in the market in terms of deposits and advances, the priorities of the Retail and SMEs Divisions are centered on the following parameters:

- the introduction of new, flexible products, tailored to the needs and preferences of customers at every stage of their lives,
- the continuous renewal and upgrading of its existing products, in order to create more value for customers and to increase their level of satisfaction,
- the exploitation of the opportunities offered by technology for the collection, storage and analysis of data concerning our existing customer base,
- the provision of information and support to SMEs regarding the securing of financing from European Union programmes, and
- the provision of quality customer service through the *Programme of Excellence*. The Programme's philosophy is to train, mobilise and reward our human resources with the aim of developing values that will lead to the development and improvement of their interpersonal skills.

In **Greece**, the SMEs and Shipping Division services medium sized businesses with annual turnover up to €12 million, as well as shipping businesses of all sizes. For this purpose, 51 specialised Business Centres have been established throughout Greece, clustered in six regions. Given the importance of SMEs for the Greek economy, the Bank plans to establish a minimum of seven new Business Centres during 2005, thus satisfactorily covering the whole of Greece.

The Bank is focused on upgrading the quality of service to customers on the one hand and on supporting its operating units on the other. It has already completed the ISO certification project covering the whole of the Bank's customer service activities, with participation of all relevant Divisions of the Bank. In July 2004, the TUV CERT Certification Organisation issued the ISO 9001:2000/EN ISO 9001:2000 certificate to the Bank, acknowledging that it has established and implemented a quality system for the design, distribution and after-sale service of banking products by the Retail branches, Business Centres and alternative distribution channels.

The competitive advantages of Bank of Cyprus Greece in the SMEs sector are the specialisation of its Business Centres and the Bank's speed and flexibility, elements that contribute to the creation of a special relationship with customers.

During 2004, Bank of Cyprus achieved a leading position among all banks in supporting the participation of SMEs in the regional development programmes under the Third European Union Support Framework, having attained 20% of total applications under the programme. Its extensive automation, its specialist officers and the expansion of its network of Business Centres, provide the Bank with excellent infrastructure, enabling it to fully meet the specific needs of SMEs.

Annual percentage change in housing credit


Bank of Cyprus Greece
Total Greek banking market
80%
60%
40%
20%
0%
2001
2002
2003
2004

Annual percentage change in consumer credit


Bank of Cyprus Greece
Total Greek banking market
80%
60%
40%
20%
0%
2001
2002
2003
2004

Retail Customers and Small and Medium Sized Enterprises *(continued)*

The total advances of the Division in terms of lending and factoring products reached €1 588 million at the end of 2004, representing a 26% increase against 2003.

Bank of Cyprus Greece continued to realise its dynamic expansion plan in the Greek retail banking market, reaching 96 Retail branches across the whole of Greece at the end of 2004, with the objective of reaching 120 branches by early 2006. In this way, the Bank will cover all the regional capitals and will also secure a significant presence in the large urban centres of Athens and Thessaloniki.

2004 was a milestone year in respect of deposits for Bank of Cyprus, which continued to offer a multitude of innovative products and services. Total deposits reached €5,7 billion, marking an increase of 36%, achieving more than double the annual growth of the entire Greek banking deposit market.

Retail advances increased by around 44%, reaching more than €1 billion. The increase was primarily the result of the increase in consumer lending by 64% (especially loans through associates) and from the increase in housing loans by 35%. The policy of promoting innovative new products to the market continued during 2004, with emphasis on consumer credit and the adoption of structural improvements to existing products, particularly housing loans.

In the **United Kingdom**, Bank of Cyprus United Kingdom continued to focus on its core activity of servicing the SMEs. It also continued to service its Retail and Corporate customers, always placing particular emphasis on building a personal relationship with each customer.

The review of the branch network of Bank of Cyprus United Kingdom continued during 2004. The Charlotte Street branch now exclusively services Retail customers and customers with significant funds for investment, whereas the Harringay branch was closed down due to demographic changes in that area. The Retail and SMEs market, which is being targeted by Bank of Cyprus United Kingdom, is now centred in Southgate, where a new branch will be opened in 2005, which will also house the Corporate & Business Banking Centre. The transfer of the network of Bank of Cyprus United Kingdom closer to its target market constitutes a strategic move for the provision of quality service to customers.

Total advances of the Group's operations in the United Kingdom increased by 5% in 2004, whereas deposits remained at similar levels to 2003.

The merger of the operations of the Group's subsidiary Bank of Cyprus (London) with the branch of Bank of Cyprus in the United Kingdom was completed in the last quarter of 2004 and has resulted in the release of a significant amount of capital. The merger has not affected the number of branches in operation or the quality of service offered to customers in the United Kingdom.

Bank of Cyprus **Australia** has already completed four years of operation. The Bank aims to further increase its penetration into the local Greek and Cypriot community.

Total advances of Bank of Cyprus Australia increased by 19% compared to 2003, mainly due to the increase in lending to SMEs. The branch network of Bank of Cyprus Australia comprises nine branches (two of which focus on servicing SMEs and Corporate Enterprises). The number of branches is expected to increase to 12 by the end of 2005.

Hire Purchase and Leasing

The Group provides finance for investments in fixed assets and for the purchase of movable property by consumers, through its subsidiary companies, Bank of Cyprus Finance Corporation, based in Cyprus, and Kyprou Leasing, based in Greece.

Bank of Cyprus Finance Corporation

In **Cyprus**, hire purchase and leasing products and services are offered through the branch network of the Bank of Cyprus Finance Corporation (BCFC) and the network of the Bank. Additionally, customers can

be directly serviced at the point of sale, that is at the stores of the merchants or dealers from which goods are purchased, without having to visit a branch of the Bank or BCFC.

2004 was a successful year for BCFC, having invested heavily in providing improved quality of service to its associates, offering products with attractive finance charges to consumers and businesses and upgrading its credit risk management systems and procedures.

BCFC together with the other local finance houses, under the umbrella of the Cyprus Finance Houses Association, has proceeded with the drafting of the legal framework for leasing, which is currently being reviewed and processed by the Law Office of the Republic for enactment into legislation by the House of Representatives.

During 2004 a large increase in the registration of new vehicles was noted and BCFC managed to significantly improve its penetration into this market.

The Company's strategy focuses on the following objectives:

- emphasis on profitability by expanding operations, cost containment and systematic credit control,
- continuous training and development of its human resources, and
- adjustment to the new conditions which are being created both in the economy and the legal framework, as a result of EU accession.

During 2005, BCFC will complete the installation of a technologically advanced software system, which will help improve the service provided to the Company's customers and associates.

Kyprou Leasing

In **Greece**, Kyprou Leasing is a significant player in the market. In 2004 the Company significantly increased its activities and is currently ranked second among all Greek leasing companies. The primary competitive advantage of Kyprou Leasing is its speedy and impeccable customer service. The Customer Service Desk, which has been in operation during the past two years, provides direct telephone service to existing customers and has contributed to the Company's good brand name and reputation.

The Company holds a leading position in vendor leasing and maintains strong commercial relations with its associates across the whole of Greece in the lorry, construction machinery, printing and medical equipment sectors. The products of Kyprou Leasing are being continuously enriched and are primarily addressed to SMEs and self-employed professionals.

Property leasing is a significant contributor to the Company's total advances, with new leasing contracts in 2004 amounting to €236 million.

During 2004 the revised legislation abolishing the capital gains tax on property sale and leaseback transactions came into force. This resulted in a significant increase in the Company's volumes in this sector.

The Company continues to be a pioneer, having maintained its ISO 9001 quality certification.

Size of Greek market and market share of Kyprou Leasing	**2004**	**2003**
New leasing advances (€ million)		
Total Greek market[1]	2 500	1 964
Kyprou Leasing	417	276
Market share of Kyprou Leasing	**18%**	**14%**

[1]Estimate

Retail Customers and Small and Medium Sized Enterprises *(continued)*

The strategic objectives of Kyprou Leasing for 2005 are:

- to further enhance its market share and profitability,
- to maintain and reinforce its leading position in vendor leasing, and
- to acquire a leading position in property leasing.

For 2005 the enactment of the new Development Law provides for the subsidy of new investments that are financed through leasing. The subsidy applies primarily to the energy, tourism and logistics sectors and ranges at 30-40%. The new law is expected to have a positive impact on the leasing sector in general and on the operations of Kyprou Leasing in particular.

Alternative Distribution Channels

In **Cyprus**, the Direct Banking Unit provides customers with the ability to execute their banking transactions easily, quickly and securely, around-the-clock, during the entire week, through the internet, telephone, mobile telephone and Automatic Teller Machines (ATMs).

The services/transactions offered are constantly being updated and upgraded in order to provide customers with the best possible quality of service.

The use of the alternative distribution channels by customers is constantly increasing. This is borne out by the increase in subscriber numbers (25% higher than 2003) and the number of transactions (27% higher than 2003).

The introduction last year of the innovative, dynamic password-issuing system, *Digipass*, which enhanced security for subscribing customers, was positively received and its usage by customers increased by 103%.

In **Greece**, the alternative distribution channels comprise the internet, telephone, mobile phone and ATMs. By the end of 2004 Bank of Cyprus Greece had a network of 132 ATMs, 22% higher than 2003, of which 25% are at off-site locations such as bus stations, supermarkets, hotels, public places, etc.

In the first quarter of 2004, the new Internet Banking application was implemented (enabling customers to view their accounts and make transactions via the internet) which provides a wide range of facilities to Retail and Business customers, thus further exploiting the Bank's investment in Customer Relationship Management (CRM) applications. Customer response has been very encouraging and the usage level of the new Internet Banking application is already five times that of the previous application.

The new Internet Banking application receives approximately 30 000 visits per month from authorised users.

During 2004 the Bank's call centre, Phone Banking, and the Loan by Phone service received approximately 100 000 calls from customers.

In the **United Kingdom**, in addition to ATMs, the Bank also offers internet banking services.

Plastic Money

In **Cyprus**, Bank of Cyprus has long been established as market leader in the cards market and has maintained its disparity from the competition in terms of market share. The Bank's market share in terms of card turnover reached 45% at the end of 2004.

Bank of Cyprus currently issues Visa, MasterCard, Diners Club and American Express cards. As part of the strategy to satisfy the needs of the market to the largest possible degree, the Bank proceeded with the introduction of the new see-through credit card *Blue* by American Express that represented the leading edge for 2004. This product provides a unique combination of unsurpassed service, privileges and exclusive benefits to customers through the American Express network.

The Bank's Card Centre was awarded for the second year running the 'GNS Marketing Award Honourable Mention 2003' (an international award

granted by American Express) in the category 'Activation and Retention', thus distinguishing itself from over 80 associates of American Express worldwide.

The annual turnover of the Card Centre has presented an increasing trend in the period from 2000 to 2004, as a result of effective account management and the trust that cardholder-customers have shown towards the products and services offered to them by the Card Centre.

Annual turnover of the Bank's Card Centre in Cyprus (C£ million)


400
350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004

In **Greece**, during 2004 Bank of Cyprus introduced its new company cards (Classic, Gold and Platinum), fully covering the needs of its corporate customers, offering them the facility for simple and detailed monitoring of their expenses, tailoring the features of each card issued to their officers and providing them with travel insurance cover. The result was a 40% increase in the number of company cards in circulation and a corresponding increase in turnover.

Simultaneously, the high growth rates of personal credit cards were maintained, marking a 25% increase in the number of cards in issue, a more than 50% increase in debit balances and a 30% increase in card turnover.

Debit cards, which provide the ability to make purchases and withdraw cash all over the world whilst directly debiting the customer's account, increased in number by 110% and their turnover increased by more than 150%.

know-how: 100 years, international developments, infrastructure, planning



Know-how:

100 years

Our 100-year journey and the experience we acquired along the way have made us strong and allow us in an expert manner to deal with challenges, but also opportunities that constantly present themselves. We draw from the past and from our history, and proceed forward, together.

International developments

In a constantly changing world, our organisation responds with flexibility and takes advantage of international developments. The know-how we have acquired from our international expansion has shown us the path and the way to expand and to become a regional power in the wider geographical area.

Infrastructure

Our objective is to exploit the infrastructure that was developed in Cyprus and abroad and to invest in it so that we are supported by our own solid foundations.

Planning

On every path there are difficulties, hurdles and setbacks.
We focus on the proactive analysis of conditions that we will encounter, so that we can take coordinated and prompt action, effectively manage risks and remain on the correct path, a path with clear objectives and vision.



Corporate Banking

Corporate Banking Centres and Business Development

The services offered by the Bank's Corporate Banking Division in Cyprus and Greece, in cooperation with the other Group companies, fully cover the needs of Corporate businesses. The Division offers traditional credit products, as well as specialised financial 'tools', such as leasing, factoring, project finance, investment banking, investment and insurance services, which contribute towards the realisation of the strategic plans and the rational expansion of businesses.

In **Cyprus**, the Bank is firmly established as, perhaps, the leading bank on the island in respect of Corporate Banking, having retained its existing customer base whilst successfully attracting new customers. Through its 13 specialised Corporate Banking Centres, Bank of Cyprus offers a wide range of products and services, always working closely with the Group's subsidiaries.

The success of the Corporate Banking Division is spearheaded by the principle of relationship banking, which is centred on the human factor. The Corporate Banking Division places particular emphasis on the continuous training and development of its carefully selected officers.

The achievement of further improvements in the quality of the Corporate Banking portfolio and the increase of its profitable and performing advances, constitute the cornerstones of the Division's strategic direction. The Division also takes both corrective and preventive action in order to improve the quality of its loan portfolio.

The Division aims to increase lending by increasing business with existing creditworthy customers as well as by establishing business relationships with new customers. In parallel, the Division intends to introduce new lending and deposit products, taking into consideration the changing market conditions and the needs of Corporate businesses, as they evolve following the island's accession to the European Union. The Division also places particular emphasis on the development and better utilisation of its technological infrastructure and on promoting the use of the alternative distribution channels. The officers of the Division aim to ensure that each individual customer is provided with a continuously enhanced quality of service.

In **Greece**, the Corporate Banking Division continued on its path of growth and profitability, in the context of the intensely competitive and changing environment prevailing in the Greek banking market.

The Division's philosophy for providing Corporate customers with the highest quality of service, besides the necessary professionalism of its staff, focuses on the provision of an excellent service, specialisation, flexibility, speed and personal relationships.

The Division's key objective for 2005 is the achievement of increased market penetration in the wider sector of healthy corporate enterprises and, in parallel, the increase of its footings and profitability, while ensuring the effective management of credit risk and the formulation and maintenance of a high quality loan portfolio.

In the **United Kingdom**, Corporate customers are serviced by the Corporate Banking Division and in **Australia** by the Corporate Business Centres, which also specialise in servicing Corporate clients.

Factoring Services

Bank of Cyprus Factors

Bank of Cyprus Factors operates in **Cyprus** and provides a wide range of factoring and related services.

The very satisfactory business growth across the whole range of services provided by Bank of Cyprus Factors continued during 2004. The Company achieved an increase in turnover of 12%, from C£531 million in 2003 to C£595 million, by increasing business from existing customers and forging contracts with new customers. This reinforced the Company's leading position in the Cypriot factoring market.

The high level of development of the Company's operations resulted in an improvement of all its financial indicators. Operating profit increased by 17% as a result of the increase in turnover, in parallel with increased revenues and the containment of operating costs. The Company's net profit after tax increased by 51%, which is considered very satisfactory.

During 2004, Bank of Cyprus Factors proceeded to provide web-based services to its customers and debtors. These particular services are provided for the first time in Cyprus by a factoring company and they provide Bank of Cyprus Factors with a competitive advantage.

The key objective of Bank of Cyprus Factors continues to be the consistent and satisfactory increase of its profitability and the strengthening of its leading position in the Cypriot market.

Factoring Services in Greece (Kyprou Factors)

During 2004, the growth of the Greek factoring market continued albeit at a lower pace than previous years. Eleven companies and/or divisions of banks operate in the Greek factoring market. Based on its turnover (total balances under management), Kyprou Factors maintained its position of third largest factoring organisation in the market for 2004. The market share of Kyprou Factors is expected to exceed 16%, from 12,3% in 2003 and 5,5% in 2002.

The noteworthy path of Kyprou Factors, which in less than three years of operation has managed to establish itself among the top companies/divisions in the market, was the result of the comparative advantages of the Unit. These advantages include the Bank's expertise and long experience in the factoring business (both in Cyprus and in Greece), the structure of the Unit, the close cooperation of the Unit with the Bank's branch network and the professionalism and quality of the Unit's officers.

The main objective of Kyprou Factors continues to be the provision of a high quality of service and maintenance of its customer-focused strategy, given that it aims to establish itself as a leader in the Greek factoring market. Kyprou Factors has already introduced and is continuously searching for new products that are suitably adapted for the specific needs of the individual segments of the market. The Unit has the flexibility to adapt its existing products to its customers' needs.

It is noteworthy that the key growth objective of Kyprou Factors remains its parallel expansion in the domestic and international market (export and import factoring) where great opportunities exist for significant market share improvements.

During 2004, the Unit's fourth regional office in Patra was established, in order to achieve faster penetration into the Peloponnisian and Western Greek regional market. Moreover, an autonomous export factoring department was established, with the objective of a more effective expansion of business in the international market. At the same time, the upgrading of the Unit's software continued and the project for implementing a web-based application for customers (internet finance) commenced.

Total Greek factoring market (€ thousand)


5 000
4 000
3 000
2 000
1 000
0
3 100
4 142
4 700
2002
2003
2004

Kyprou Factors (€ thousand)


750
600
450
300
150
0
2002
2003
2004
Turnover

Corporate Banking *(continued)*

During 2005, Kyprou Factors plans to:

- give greater emphasis on the promotion of factoring services to particular sectors of the market, through the creation of specialised products and the use of promotional campaigns,
- dynamically pursue business in the non-recource factoring market, and
- strengthen its international factoring business with the medium-term objective of establishing itself as the leader in this segment of the Greek market.

Private Banking and Asset Management

Private Banking

The Private Banking Division of Bank of Cyprus maintains offices in Cyprus, Greece and the Channel Islands. The close cooperation of Private Banking with Bank of Cyprus United Kingdom, Bank of Cyprus Australia, and the Group's Representative Offices, ensures the servicing of customers in all countries where the Group has a presence.

The products and services of the Private Banking Division in **Cyprus** and the **Channel Islands** are addressed to high net worth individuals and institutional investors. The Division offers a broad range of international investment products, including:

- deposit schemes in all major currencies offered in Cyprus, Greece, the United Kingdom and the Channel Islands,
- a wide range of mutual funds of the Swiss bank UBS,
- innovative capital guaranteed products, which offer the possibility of high returns without the risk of loss of the original capital invested,
- multi-manager hedge funds of Global Asset Management (GAM), a subsidiary of UBS. These funds provide the opportunity for achieving absolute positive returns, and
- global brokerage services for equities and bonds.

The high quality of service offered to the Division's customers has won international recognition. In its 2005 survey covering the Private Banking sector, the 'Euromoney' magazine ranked the Private Banking Division of Bank of Cyprus for the second year running, as the top institution in Cyprus and has awarded it the first prize of Best Private Bank in Cyprus.

The recovery of the international stock markets and the abolition of exchange controls in Cyprus had a very positive impact on the development of the Division's activities and profitability. During 2004, the Private Banking Division continued its close cooperation with the Fund Management Division of the Group's investment banking company, CISCO, through which discretionary global fund management services are offered. This cooperation was successfully extended to the Investment Banking and Brokerage Divisions of CISCO.

In **Greece**, the Private Banking Division has expanded its cooperation with large international investment houses through which it offers a wide range of specialised investment products. The Division provides access to the international bond markets and all foreign stock markets. It also offers Greek mutual funds, mutual funds of the Swiss bank UBS, investment products of Man Investment Ltd, structured products and access to the foreign exchange market on a 24-hour basis.

The aim of the Division is to offer a strictly personalised service, tailored to the needs of every individual customer. The expansion plans of the Division are based on the establishment of customer service teams, which will always be available to service customers across the whole of Greece.

Bank of Cyprus (Channel Islands)

Bank of Cyprus (Channel Islands) offers innovative deposit and lending products in one of the world's most reputable financial centres. It also offers private banking and international investment and brokerage services. During 2004, the deposits of Bank of Cyprus (Channel Islands) recorded an impressive increase, which significantly exceeded the target set at the beginning of the year.

Mutual Fund Management

Bank of Cyprus Mutual Funds

Bank of Cyprus Mutual Funds was established in **Cyprus** in order to offer mutual funds combined with a high level of personalised service. The Group's international expertise in the area of mutual funds has laid the foundations for offering innovative funds, when mutual funds begin to be offered in the Cyprus market.

Kyprou Mutual Fund Management Company (AEDAK)

During 2004, Kyprou AEDAK maintained the high ranking it achieved in 2003 in the Greek mutual fund market. The Company's total funds under management amounted to €574,7 million.

Private Banking and Asset Management *(continued)*

The return and ranking of the mutual funds managed by Kyprou AEDAK for 2004 are set out in the table below.

The Company's total funds under management in 2004 amounted to €575 million, marking an increase of 21% compared to 2003, and its market share increased to 1,82%. Kyprou AEDAK now ranks ninth out of a total of 26 mutual fund management companies.

The Company's strategic objective during 2005 is to further increase the size of its funds under management through their intensive promotion by the Bank's branch network and the Private Banking Division as well as directly to institutional investors (insurance funds, brokerage houses, listed, etc.). The new legal framework which has already been enforced, allows mutual fund management companies to be more flexible, while the introduction of tax incentives for mutual fund unit holders are also expected to assist the Company in achieving its objectives.

The objective of the Company's investment strategy remains to achieve higher returns than the benchmark indices of each fund, with the lowest possible level of investment risk.

BOC International Fund Management

BOC International Fund Management continued for the tenth consecutive year to offer the BOC Global Equity Fund, a mutual fund that invests in shares listed on all major international stock exchanges. The Fund's returns and total assets under management during 2004 were very satisfactory.

	Return		Ranking	Annual increase in funds under management in 2004	
Mutual Fund (MF) [1,2,3,4,5]	Kyprou AEDAK MF	Market average for category	Kyprou AEDAK MF	Kyprou AEDAK	Total market
Money market [1]	+2,70%	+1,72%	2 of 35	+25,84%	-2,67%
Bond [2]	+3,91%	+2,45%	4 of 32	-16,59%	+7,11%
Equity [3]	+3,59%	+9,81%	48 of 68	-6,54%	-8,06%
Asset Allocation [4]	+6,38%	+8,07%	18 of 26	+9,46%	-9,89%
Dynamic Equity [5]	-1,62%	+9,81%	59 of 68	-17,86%	-8,06%

MF Benchmark Indices:

[1] 1-year Treasury Bill, [2] 10-year Greek Government Bond, [3] ATHEX General Index, [4] ATHEX General Index & 10-year Greek Goverment Bond (40/60), [5] FTSE / ASE-40.

Source: Association of Greek Institutional Investors, Kyprou AEDAK

Treasury

Group Treasury has the responsibility for managing the Group's assets and liabilities, in the context of the strategy set out by the Group Asset and Liability Committee (ALCO).

Group Treasury is active in the currency, money, bond and derivatives markets with the objective of increasing the Group's profitability through the effective management of liquid funds and wholesale funding, of the Group's currency, interest rate and liquidity risks as well as through ensuring the correct pricing and appropriate design of products. The Treasury Unit in Cyprus holds a leading position in the currency market for the Cyprus pound, the banknotes market and the primary market for securities issued by the Republic of Cyprus.

During 2004, Group Treasury completed a number of projects that are outside its normal course of business. In the area of wholesale funding, Group Treasury in cooperation with CISCO and other departments of the Bank, completed the issue of C£30 million Series B Capital Securities and proceeded with the increase of the size of the Group's Euro Medium Term Note (EMTN) Programme from €750 million to €1 000 million in order to cover future issues. In the bond market, Bank of Cyprus in cooperation with overseas banks, participated as underwriter in Eurobond issues of the Republic of Cyprus and of Greek banks. Finally, the implementation of a new dealing system at the Dealing Room of the Cyprus Treasury was completed and a Treasury unit was established in Australia.

During 2005 and given the recent implementation of a new IT system in the Cyprus Treasury, the Bank plans to introduce new derivative products in order to improve its risk management. In Greece the Group plans to expand the size of the bond portfolio, with the objective of achieving higher yields from the Group's liquid assets.

Group Treasury, in cooperation with other departments of the Bank, will proceed with the review and redesign of the operating procedures and methods followed by the dealing room and settlement departments on a consolidated basis in the context of the Group-wide project to optimise the synergies that exist between the various banking units of the Group (that has been set as an overall target).



trust: in our customers, in our people, in shareholders, in society

Trust:

In our customers

A relationship of mutual trust over time. We respect and care about the customer to whom we offer added value through the quality of our products and services.

In our people

Trust in those who are employed in this organisation and experience it daily. The provision of vital space for each individual, so that all of us together can create. Freedom of thought for everyone, irrespective of rank, so that they can be innovative and develop. Proud that they belong to our organisation.

In shareholders

Trust in our shareholders, who trusted and supported us in every step we take, for more than 100 years. Commitment that we will reciprocate and provide them with the rewards that they expect.

In society

We are society. All of us, with no exceptions. Our main concern is to listen attentively to the needs of society and return our proportional share with a substantial social contribution.

Risk Management

The area of risk management is becoming all the more significant given the requirements of the Basle Committee (Basle II) and the relevant European Union (EU) Directive (CAD 3) that must be adopted by all banking institutions across the world. The objective of the Group is to adopt contemporary risk monitoring and measurement methodologies for all types of risk, in order to minimise any potential losses arising from these risks as well as the resulting capital requirements.

In the context of the corporate governance framework, the Group proceeded to establish a Risk Committee at Board level. This Committee examines, inter alia, the Group's risk management policies and systems and their effectiveness, and makes recommendations to the Board of Directors regarding these matters. The Committee in cooperation with the Audit Committee and the Loans Sub-committee ensure that there is a spherical perception and management of risks. Equivalent committees have been formed at executive management level, with the objective of better monitoring of risks and taking timely corrective action. These committees will become active in 2005.

As part of the new Group structure, a Risk Management Division has been established, headed by a newly-appointed Group General Manager Risk Management. The new Division is responsible for formulating the Group's risk management policy. Three Units have been established under the Division, for the management of: (a) credit risk, (b) operational risk, and (c) market risk. Reputation and concentration risks will be also covered. These Units are being strengthened and the necessary infrastructure is being developed, both in Cyprus and abroad, to ensure that the Group will be fully prepared within the timeframe set by the Regulators.

Credit Risk Management

The Group, in response to the latest best banking practices, places particular emphasis on the effective management of credit risk, that is the risk arising from potential bad debts in the loan portfolio. This is achieved through both highly trained and specialised personnel and the use of appropriate systems.

The Group's efforts continue to focus on the further improvement of the systems for assessing the credit worthiness of existing and new customers and the pricing of the credit facilities extended to them by the Group. A key objective and priority of the Group is to make the aforementioned systems compatible with the new directives of the EU and of the Basle Committee as soon as possible, particularly in light of the forthcoming implementation of the second Basle Committee directive. The objective is to develop a complete system for the measurement and management of credit risk, covering the whole of the Group's loan portfolio, which will combine the assessment of the customer's creditworthiness (probability of default) with the security offered (loss given default). This will facilitate the more accurate calculation of potential future bad debts and consequently the capital requirements that will arise from the relevant regulatory guidelines. The Group's prime objective continues to be the uniform management of credit risk in all the banking units of the Group in **Cyprus, Greece,** the **United Kingdom** and **Australia.**

Measurement and Assessment

An important part of credit risk management rests in the continuous development and upgrading of new and existing systems for assessing the creditworthiness of Group customers. The implementation of the Moody's Risk Advisor application was completed, for the assessment of the risk of the Small and Medium sized Enterprises (SME) and Corporate sectors. In the Retail sector, credit scoring systems for new customers and behavioural scoring systems for existing customers have been implemented and are continuously upgraded for the improved assessment of customers and the relevant risks undertaken by the Group.

Loan Sanctioning Policy

The Group has established specific loan approval limits at each sanctioning level, which are exercised by qualified officers/committees within a predefined

framework. A credit policy has also been established at market/sector level corresponding to the evaluation of the credit risk and the changing economic environment. To this end, the Group carries out a continuous analysis and assessment of the key economic indicators and of the loan portfolio of the Group. The branch network is provided with relevant guidelines for the healthy growth of the loan portfolio of the Group. Specific instructions are also provided to ensure the correct pricing of lending, at customer level.

Monitoring and Control

The ultimate objective is for corrective action to be taken as soon as abnormalities surface, so as to limit bad debts and non performing loans, for which interest is suspended for results purposes. To this end, a complete system for collection/settlement of arrears as soon as they arise has already been implemented for the Retail sector in Greece and is currently in the process of being systematically and closely implemented in Cyprus. At the same time, the SME and Corporate loan portfolio is systematically and closely monitored and controlled at a centralised level by qualified specialised Group departments, and also at regional and branch level, and prompt corrective actions are taken. Additionally, accounts in recoveries are effectively managed both at regional and head office level.

From 1 January 2006 the Central Bank of Cyprus will enforce new, stricter regulations regarding the criteria for defining non performing loans. Based on these new regulations, accounts with arrears in excess of three months, instead of six months under the current definition, will be classified as non performing. The Group does not expect to face any significant difficulties as a result of the introduction of the new regulations given its coordinated efforts at all levels to improve the quality of the loan portfolio of the Group, which will be further intensified in 2005.

Operational Risk Management

The management of operational risk under a new framework is a requirement of the second Basle Committee directive and the EU. A potential loss arising from operational risk can occur at any of the Group's operating units, as a result of ineffective or failed internal processes and systems, either due to human error or external events. The preventative management of operational risk has a positive impact on the quality and the smooth operation of the Group's activities but it also aims to secure the protection not only of its customers but also of the organisation itself.

The Operational Risk Management Unit was formed at Group level at the end of 2004. In conjunction with the other related units/divisions, it is responsible for the development of specialised methods for the measurement of operational risk with the objective of the correct monitoring and timely identification of possible gaps so as to ensure full compliance, as required by the Group. This entails:

- the development of a specific strategy for the management of operational risk,
- the codification of activities,
- the collection of the relevant data that will allow the assessment and monitoring of indicators that are relevant to operational risk, and
- the establishment of specific internal principles and regulations at all levels of management so as to ensure that the set strategy is implemented.

The implementation of adequate procedures and the adoption of controls for all the Group's operations was always a priority for the Group. In the past, the implementation of the above strategy was carried out by a number of relevant departments, such as Organisation and Methods, Information Technology, Internal Legal, Human Resources and others. However, with the operation of the newly established Operational Risk Management Unit, the measurement and monitoring of operational risk has been set on a new basis, so as to establish a complete framework for monitoring these risks, minimising any losses and consequently reducing the capital requirements. The Unit covers all Group companies, including those that provide services in the wider financial services market, such as the insurance sector.

Market Risk Management

As part of the reinforcement of the importance of risk management by the Group, the Group Risk Management Unit (GRMU) was renamed to Group Treasury/Market Risk Management Unit (GTMRM) as of 1 January 2005, and reports to the newly-appointed Group General Manager Risk Management.

The GTMRM is responsible for measuring and monitoring the following risks at Group level:

- market risk,
- liquidity risk,
- credit risk with correspondent Banks, and
- country risk.

The Group Asset and Liability Committee (ALCO) sets out the policy for the management of these risks and makes recommendations to the Risk Committee of the Board regarding the size of acceptable risk and the limits that should be adopted.

The monitoring of market risks at Group level is achieved through officers of the GTMRM located at each of the banking units of the Group that operates a Treasury Division. These officers are responsible for monitoring the risks on a daily basis and to report any violations to the GTMRM. The GTMRM reports any limit violations on a daily basis to the relevant General Managers, on a monthly basis to the ALCO and on a quarterly basis to the Risk Committee.

In 2004 the implementation of an asset/liability management application in Cyprus was completed. This system will upgrade the method and the accuracy of measuring the Bank's interest rate and liquidity risks. In 2005 the impact of interest rate changes on the economic value of equity will also be measured, as recommended by Basle II.

Market Risk

Market risk refers to the risk of losses arising from fluctuations in market prices (primarily interest rates), exchange rates and equity prices. This risk may arise from trading transactions and as a result of asset-liability management. The majority of these risks are concentrated in the Treasury Division.

Market risk arising from the portfolio of foreign exchange transactions is calculated, for capital requirement purposes, using the Standardised Approach. The risk of changes in interest rates on the investment portfolio is also monitored, as is the liquidity risk, as required by Pillar II of the Basle II directive.

For the purpose of managing the risk of changes to interest and exchange rates, the ALCO has defined a specific strategy, which comprises a wide range of limits, including strict open position limits.

More specifically, the management of interest rate risk is carried out through maximum loss limits that are set for each banking unit of the Group. There are separate limits for the Cyprus pound and for foreign currencies. The maximum loss limits were set as a percentage (5%) of the Bank's net interest income. The GTMRM is responsible for monitoring adherence to these limits.

For the minimisation of risk from changes in exchange rates, the ALCO has set open position limits (there are larger limits for open positions during working hours and smaller limits for overnight open positions). The open position limits are lower than the minimum limits set by the Central Bank of Cyprus. The ALCO has also approved maximum loss limits (daily and monthly) for the trading portfolio on exchange transactions, which are also monitored by the GTMRM. From July 2004, the GTMRM is also calculating the risk from changes in exchange rates on the Bank's open position using the Value at Risk method.

Market risk arising from changes in equity prices is managed through limits on the maximum amounts that can be invested in shares for trading purposes as well as other restrictions, such as maximum investment limits per issuer, per sector, etc.

Liquidity Risk

Group Treasury has the responsibility for liquidity management, in order to ensure that the Group is able, at any point in time, to honour its current and future obligations. The GTMRM monitors the Group's liquidity and ensures adherence to the various limits (e.g. liquidity mismatch limits) set by the ALCO and the regulatory authorities in the countries where the Group operates.

Credit Risk with Correspondent Banks and Country Credit Risk

This is the risk that a correspondent or country with which the Group has placements or other open positions goes bankrupt. The ALCO has approved a model by which credit limits are set for correspondents and countries based primarily on their creditworthiness, as determined by recognised international credit rating agencies. The GTMRM monitors changes to the ratings of correspondents and countries on a daily basis and notifies the banking units of the Group of any changes in their limits.

International Banking

International Business Units (IBUs)
The International Business Units (IBUs), which operate in **Cyprus** since 1991, continued their successful presence, offering high quality services in this well-established sector, thus making a significant contribution to Group profitability.

The main characteristics of the IBUs are the flexibility and adaptability of their services, in order to satisfy the needs of this continuously changing market. In this context, the IBUs continuously endeavour to improve and upgrade their technological infrastructure in order to achieve improved operational efficiency. The increased number of staff and their training and development on a regular basis, enables the IBUs to provide the best level of personalised service to their customers, despite the geographical distance from customers that arises from having an international customer base.

During 2004, new hours of operation were introduced which allow IBUs to offer their services until 6.00 p.m. This pioneering change was very positively received by customers and associates of the Group and is reflected in the significant increase in the results of the sector.

Representative Offices
During 2004, the Bank's Representative Offices continued their successful operation in the countries where they are located. The Bank has a dynamic presence that spans five countries and all continents: South Africa, Canada, USA, Russia and Romania.

By operating in the heart of the active Hellenic communities of New York, Toronto and Johannesburg, the Bank of Cyprus Group offers support and assistance to the expatriate Cypriots and Greeks, thus fulfilling its promise to these communities. The Representative Offices also have a social and cultural role, by contributing towards the preservation of Greek culture and traditions.

The experienced and skilled officers of the Representative Offices provide expatriates with information and access to the whole range of services offered by the Group, both in Cyprus and Greece, thus being commendable representatives of the Group abroad.

The Representative Offices that operate in Russia and Romania have successfully promoted Cyprus as a service centre and an international business centre. The Representative Offices in these countries also have a strategic role, which encompasses the monitoring and evaluation of the social and economic developments in these countries. Their successful presence has prompted the Group to open a second Representative Office in Russia, in St. Petersburg, which is expected to open in the first six months of 2005.

Insurance Services

General Insurance

The Group offers general insurance services through its subsidiary company, General Insurance of Cyprus, which is based in Cyprus. In 2001 the Company established a branch in Greece, under the name *Kyprou Asfalistiki*.

General Insurance of Cyprus

In **Cyprus**, General Insurance of Cyprus continued its successful course during 2004, despite the extremely adverse conditions prevailing in the insurance sector. The Company's total premiums in 2004 reached C£20,6 million, compared to C£18,0 million in 2003, marking an increase of 14,4%. This growth rate is expected to be higher than the growth rate recorded in the insurance market for the eighth consecutive year.

Through the adoption of healthy insurance principles in pricing and risk taking, as well as through the rational expansion of each line of business, the Company maintains a portfolio that is unique for the Cyprus market as regards its composition and quality. This strategy did not prevent the Company from continuing its expansionary course, as confirmed by official data released by the Office of the Superintendent of Insurance, which indicates that the Company's market share in 2003 reached 11,9%, compared to 10,8% in 2000.

Growth rate of general insurance premiums (excluding aviation)


25%
20%
15%
10%
5%
0%
98/99
99/00
00/01
01/02
02/03
General Insurance of Cyprus
Rest of the market

The Company's success is the result of its clearly defined strategy, which is based on the distribution of insurance products through contemporary bancassurance methods, the exploitation of the capabilities offered by the latest technology, the continuous promotion of professionalism and the emphasis placed on staff development.

In the context of the implementation of its customer-focussed strategy, the Company has completed the planned restructuring of its head office operations. As a result of this strategy, the Company has established a branch in Nicosia, for the better servicing of its customers. This restructuring will also enable the head office departments to focus on their supporting role. During 2005 the restructuring is expected to bear fruit and the Company plans to further develop *Telefthia*, its customer service call centre, in order to offer in addition to the existing motor insurance products, new products aimed at consumers.

Recently, General Insurance of Cyprus carried out a large-scale market survey, which indicated the Company's improvement over the past five years and its very positive reputation, since it is considered as the most reliable general insurance company in Cyprus.

Kyprou Asfalistiki

There are 84 companies operating in the general insurance sector in Greece, 54 of which are Greek companies and 30 are branches of foreign insurance companies.

In **Greece**, the main objective of *Kyprou Asfalistiki* is the provision of a high quality of general insurance services to the customers of the Bank, which is achieved through a specialised customer service network, manned by highly skilled employees. The customer service officers support all the branches of Bank of Cyprus, providing insurance products that cover a broad range of customer segments (individuals, professionals, businesses, etc.). *Kyprou Asfalistiki* has secured a licence for all general insurance services except for those relating to motor, legal, letters of credit and guarantees.

Total gross premiums of *Kyprou Asfalistiki* in 2004 reached €4,0 million, against €1,9 million in 2003, marking an increase of 115%. This increase is impressive when compared to the increase in the general insurance sector of around 13%. Despite having operated for only two and a half years, *Kyprou Asfalistiki* has not only managed to recover its

Insurance Services *(continued)*

start up costs but has also managed since 2004 to contribute towards the Group's profitability.

A firm policy of *Kyprou Asfalistiki* is the preservation of the high level of professionalism of its officers and its customer-focused orientation. The philosophy which governs the design of its products is to differentiate them from the rest of the market, based primarily on the wide scope of coverage provided, on the adoption of clear and simple language and presentation, and also on the design of specialised products to cover particular segments of the market. The opportunities offered by new technology in the sector are continuously investigated and exploited.

Particular emphasis continues to be given to the further development and reinforcement of the sales network of *Kyprou Asfalistiki* as well as of the Customer Service Officers.

Life Insurance

The Group offers life insurance services through its subsidiary, EuroLife, which is based in Cyprus. In 2001, EuroLife established a branch in Greece under the name *Kyprou Zois*.

EuroLife

In **Cyprus**, after three consecutive years of decline in the life insurance sector, in 2004 EuroLife presented the first encouraging signs of recovery, recording a significant increase in new sales. EuroLife's annualised premiums from sales of new policies amounted to C£6,3 million, marking a 23% increase compared to 2003 (C£5,1 million). The Company's total premium income for 2004 was C£42,1 million. Based on the indications so far, this upward trend was not indicative of the whole market, a fact that is expected to result in the further increase in the market share of EuroLife.

Having recognised the changing preferences of its customers, the Company has mobilised itself dynamically in the medical insurance market by introducing a new product, the *Medica* health plan. This plan, which is differentiated from the competition through its high level of coverage, its international application and reasonable premiums, has found immediate success in the market. Sales of the *Medica* plan have exceeded 4 700 insured members in the first nine months from its introduction.

The Company's investment funds continued their recovery achieving positive returns for all the funds, which however are still affected by the general adverse investment climate and do not yet provide a return above the level of interest rates. The complete recovery of returns to satisfactory levels is expected with the steady recovery of the world economy and international stock markets.

Despite the fact that claims paid out in 2004 marked a significant increase and reached the highest level from the establishment of the Company, the financial results of EuroLife were again very satisfactory and its profit after tax reached C£6,2 million.

Of particular importance during the year was the introduction of new legislation, which arose from the implementation of a European directive that governs the intermediation in the insurance sector. This legislation aims to regulate the sales of insurance products more effectively and has resulted in the need for major adjustments by both insurance companies and insurance agents. EuroLife has fully responded to these challenges and surpassed the requirements by introducing a new electronic tool, which directs the sales process, records the insurance needs of the customer and recommends the most suitable solutions. The development of this tool, whose full utilisation is expected during 2005, is part of the general strategy of the Company to provide customers with a high quality of service covering the entire scope of their relationship with EuroLife, from their first contact until the expiry of their contract.

Kyprou Zois

Kyprou Zois is the branch of EuroLife operating in the life insurance market in **Greece.**

The strategy of the Bank of Cyprus Group to develop the business of *Kyprou Zois* using the bancassurance model, that is developing products which are distributed only through the branch network of the Bank, was particularly successful. This

marketing model aims to provide a complete range of financial products to the customer while at the same time minimising costs by exploiting the existing procedures and infrastructure of the Bank's distribution channels. As a result of the implementation of the bancassurance model, *Kyprou Zois* exploited the potential for additional cross-selling to the Bank's client base and achieved the positive results that are already evident.

The objective of *Kyprou Zois* is to provide life insurance products that are linked to the products and services that Bank of Cyprus Greece provides to individuals and businesses and which are offered through the existing distribution channels of the Bank. The annexation of insurance products to retail lending products of Bank of Cyprus Greece is noting particular success. Insurance products that are linked to mortgage, professional, consumer, personal and credit card lending are already being offered. These products have achieved high levels of penetration (ranging between 40% and 70%) of loans. Additionally, *Kyprou Zois* created free-standing products for top-up pensions and educational needs of children which are marketed through the branch network of the Bank by specially trained officers, but also to customers of the Bank using direct marketing techniques. The investments are managed by the Bank's Asset Management department.

From 2005, *Kyprou Zois* is considering the introduction of group pension plans for the personnel of companies that are associates of the Bank. In this instance, the contribution of the Asset Management department of the Bank will be decisive.

dynamism: in decision making, in our internal structure, in expansion



Dynamism:

In decision making

Without delay and complicated procedures. Functionality that benefits the customer, as well as the organisation.

In our internal structure

Innovation, initiative, simplification, functionality.
Key-words that allow us to adapt, thus responding to the ever-increasing demands of the market.

In expansion

In all sectors, so that together we can all build a Group for tomorrow and lead it to new significant accomplishments. Expansion to new and existing markets, with a dynamic presence wherever Hellenism exists.

Investment Banking

Investment Banking Services

The Group provides investment banking and related services through two subsidiaries: the Cyprus Investment and Securities Corporation (CISCO) in Cyprus and Kyprou Securities in Greece.

Cyprus Investment and Securities Corporation (CISCO)

CISCO offers brokerage, fund management and investment banking services in **Cyprus.**

Despite the mergers among competitors and the severe recession in the brokerage market for the fifth consecutive year, CISCO's Brokerage Division increased its market share from 7,1% in 2003 to 10,0% in 2004, and ranks as the fourth largest brokerage house for 2004. The Company's successful efforts to expand the customer base of its *CISCO on-line* service has contributed to this improvement.

With the accession of Cyprus to the European Union (EU) in May 2004 and the abolition of exchange controls, CISCO has broadened its range of services by offering global brokerage. It has also reinforced its collaboration with Kyprou Securities for the on-line receipt and processing of transactions on the Athens Exchange (ATHEX).

Given the negative climate prevailing on the Cyprus stock market and particularly the lack of equity issues on the primary market and of new listings on the Cyprus Stock Exchange (CSE), the activities of the Investment Banking Division focussed on bond issues and the provision of advisory services in the areas of financial planning, corporate restructuring and business plan formulation. In the primary market, the Company acted as Lead Manager for one of the two companies listed on the CSE in 2004.

In the area of fund management, the Company has expanded its already wide range of institutional and personal customers. In the context of the liberalisation of capital movements in Cyprus upon its accession to the EU, the Fund Management Division in close cooperation with the Bank's Private Banking Division, offers an extensive range of products and services that cover the international capital markets including discretionary international fund management.

The collaboration of CISCO with the Private Banking Division continued in 2004 with success, and was marked by the achievement of significant synergies in the area of business development.

The main strategic objective of the Company remains the preservation of its leading role in the three sectors in which it operates, the strengthening of its existing link with the ATHEX and the achievement of adequate profitability. During 2004 a new strategic plan was implemented to assist the Company in achieving its objective of business growth. The Company's key objectives continue to be to enhance turnover, expand its customer base and exploit the available synergies with the Group.

Kyprou Securities

In **Greece**, during 2004, 83 brokerage companies/divisions were operating on the ATHEX. The ten largest brokerage houses controlled 70% of the market volume. Despite the fact that the average daily volume of transactions experienced a marginal decline, there was a high degree of market participation by foreign institutional investors (42% of the average daily transaction volume).

The Company's market share for 2004 was 0,37%, and its customer base increased by 19% (total number of customer accounts). The Company also improved its ranking in the market (38th position, compared to 42nd in 2003).

The aim of Kyprou Securities is to increase its volume of business, to broaden its customer base, and to further explore the synergies with other companies and units of the Group.

Venture Capital Services

BOC Ventures

As a result of the prevailing recession in the venture capital market, BOC Ventures does not carry out any new investments and proceeds with the gradual divestment from existing investments in this sector.

Property Development and Management

Kermia and Kermia Properties & Investments

These Companies specialise in property development and trading and in real estate management, with operations primarily in Nicosia and Limassol.

The well-respected name of the Companies provides them with a competitive advantage. This reputation provides the public with confidence regarding the quality, the prompt completion of their projects and the issuing of title deeds.

The level of demand in the Cyprus property market, which was particularly buoyant in the last couple of years, especially in the residential sector, has recently experienced a notable decline, which is attributed to the following factors:

- the significant increase in property prices,
- the saturation of the market due to the large number of units that have been built or are under construction, and
- the reduced return which property investments provide, as a result of their very high prices and the increase in interest rates.

The increase in prices over the last few years was primarily the result of the significant increase in the price of building plots, due to the increase in demand and to increases in the cost of production (labour and materials).

Kermia owns substantial properties in the occupied part of Cyprus, especially in the Nicosia region. If a solution to the Cyprus problem is achieved, the Company may regain ownership of many properties, which could be immediately developed.

Kermia also operates the *Kermia Beach Bungalow Hotel*, a tourist complex in Ayia Napa, which is high in the preferences of foreign and local tourists.

Human Resources

Employment/Recruitment

At 31 December 2004, the Group employed 5 890 members of staff, against 5 703 in 2003, marking an increase of 3%. The sex distribution of employees is 51% female and 49% male.

In the context of the Group's policy for cost containment, no new recruitments took place during 2004 in **Cyprus**. Instead, emphasis was placed on internal transfers within the Group, in order to satisfy its staffing needs. In this way, the number of staff employed by the Group in Cyprus decreased from 3 428 at the end of 2003 to 3 347 at the end of 2004. In parallel, there was a drive to transfer staff from administrative positions to more productive posts at the Bank.

In **Greece**, the dynamic expansion and the enlargement of the branch network have established the Group as a preferred employer and have placed it among the most contemporary organisations for employment. The culture of the organisation, which is based on the development of existing staff for promotion and career progression within the Group, attracts both experienced officers as well as inexperienced employees. An indication of this preference of candidates is that, during 2004, 16 207 CVs/applications were received and assessed. The attraction of such a large number of applications stems from the actions to promote a trustworthy corporate image. Specifically, the Group is represented at Career Days of the most recognised universities and at Career Forums organised by public and private bodies. The Group is also presented as a preferred employer on the internet and the relevant inserts of high circulation newspapers.

Age distribution of employees

21-30 years old	31%
31-40 years old	41%
41-50 years old	20%
51+ years old	8%



The age distribution of employees is concentrated in the 21-40 age group (72%). The average age of employees during 2004 was 37 years.

Geographic distribution of employees

Cyprus	57%
Greece	38%
United Kingdom	4%
Australia	1%



Level of education of employees

Tertiary education	52%
Secondary education	36%
Postgraduate education	12%



64% of Group employees have post-secondary education.

Assessment

Staff is assessed once a year through the annual assessment process. The key objectives of the system are to improve the performance of staff, to increase their productivity and to facilitate their personal and professional development.

The system comprises:

- The assessment of the individual performance of employees against the work targets set for the past year, as well as setting targets for the following assessment period. The work targets stem from the employee's job description and are focused on the main activities performed by the employee. These targets need to be as specific as possible, measurable and must have a timetable for completion.
- The preparation of a personal development programme for each employee. The programme is prepared following discussions and agreement between the employee and his assessor, based on specific performance parameters that reflect the Group's strategic goals and objectives.

The success of the system is based on the correct management of the performance of employees by their supervisors and relies on the continuous on-the-job monitoring of employees and the provision of practical guidance and support for the attainment of their work targets.

The objective for 2005 is to fully automate the staff assessment process so as to limit bureaucracy and improve to the effectiveness of the system.

The assessment of the Group's junior staff and middle management is complemented by their participation in Staff Assessment and Development Centres. These Centres assess the participant's managerial skills through a series of exercises that simulate their working environment. The assessment of the employees' reactions is carried out using a variety of techniques so as to ensure extensive coverage of their abilities and to enhance the credibility of the results. Following on from these Centres, a Personal Development Plan is prepared, which sets specific targets for actions aimed at developing the officer's skills.

The assessment of officers is carried out using mini surveys, through which they are assessed by members of the team that they supervise. This method assesses management skills and is anonymous in order to ensure that a true and unbiased picture is obtained. The results of the surveys are used for development purposes.

In recent years the Group's senior management personnel in Cyprus is assessed using the *360° Assessment* method, through which information on each person being assessed is collected from various sources, such as their superiors, subordinates and other colleagues. The results are used to prepare a personal development plan for each officer. The assessment is repeated after approximately two years. As from 2005 the Bank will extend this process to middle management.

Promotions

The purpose of the promotions system is to satisfy the operational needs of the Group and its staffing with suitable officers who will be able to contribute towards the achievement of the Group's targets and objectives. Candidates for promotion are examined after having been recommended by their supervisors. The selection of candidates for recommendation and their final assessment for promotion is based on certain criteria, which aim to promote the employees with the best skills and potential. These criteria (in order of importance) are:

- the performance of candidates,
- their development potential,
- academic and professional skills,
- banking background, and
- past experience within the Group.

Training and Development

Each year the strategic objectives of the Group comprise a reference point for staff training. In this context, the necessary staff training plans are prepared and the priorities for the year are determined, so that employees have the necessary skills and knowledge to carry out their duties. According to the training records of 2004, the average training days per employee was three and a half.

Human Resources *(continued)*

In **Cyprus**, the needs of the Group were covered both by internal seminars for general office and managerial staff and by external seminars necessary to cover specialised training needs. In the context of the accession of Cyprus to the European Union, the Bank organised special programmes to brief staff on the changes in the general economic environment and the financial sector in particular as a result of EU accession.

In **Greece**, a large number of seminars were carried out in 2004 in order to satisfy training needs. The seminars covered both banking topics, as well as the development of interpersonal skills and were attended by general office and managerial staff. Given the continuing expansion of the operations of the Bank in Greece and the recruitment of personnel, particular emphasis is given to the smooth incorporation of new members of staff, through their participation in suitable training programmes.

In the **United Kingdom** and **Australia**, the Bank organised training courses in 2004 that were focussed on banking.

Staff Motivation and Satisfaction

In **Greece** and the **United Kingdom**, the remuneration of employees is linked to their performance. These performance-linked rewards also constitute an incentive for high productivity and performance by staff.

In **Cyprus**, a survey on staff motivation will be carried out during 2005. The objective is to conduct the survey on an annual basis thereafter in order to establish the level of staff commitment and take the appropriate corrective measures.

Training and Sports Centre

The Bank of Cyprus Training and Sports Centre has been in operation since 1999 and is situated at a beautiful location in the outskirts of Nicosia.

The Centre is designed with the latest international specifications and houses the Training Centre, where all educational seminars and Staff Assessment Centres take place. The Centre is equipped with all the necessary equipment to enable staff to familiarise itself with new technology, electronic banking and new developments in information technology. The Centre also houses a Library/Multimedia Training Centre, which is rich in educational material (books, videos).

The Sports Centre is also located in the same building, which is equipped with sporting facilities that include a gym, indoor and outdoor swimming pools, tennis courts and a cafeteria for use by staff and their families during their free time.

Information Technology

One of the chief objectives the Group has set over the next few years, is the integration of its systems, technologies and applications in the countries in which it operates.

With the installation and implementation of common IT systems, initially in Cyprus and Greece, operating cost savings are expected to arise as a result of factors such as common user licences, the development of knowhow for system support, as well as common operating procedures.

System availability will be enhanced, ensuring the unhindered and continuous operation of software, in parallel with the establishment of disaster recovery procedures.

Finally, the implementation of uniform systems is expected to significantly improve the quality of service provided to customers, providing the Group with a competitive advantage.

In **Cyprus**, during 2004 the strategic project for the installation of the new banking platform based on Microsoft Windows technology at branches/divisions was completed. Efforts also continued for upgrading the functionality of existing applications and for the implementation of a series of projects with the ultimate objective of introducing new specialised systems.

During 2004 the efforts for upgrading IT security continued, aiming at ensuring the preservation of a safe operating environment and data protection. Given the sensitivity of this area, efforts were intensified to record and implement security procedures. Additionally, training courses were organised for employees in order to increase awareness of control conscious behaviour.

With the renewal of the operating system and the introduction of new software applications, the technological infrastructure of branches/divisions was significantly upgraded and is ready to respond to any support, accounting and information needs which aim at a secure, faster and high quality service to branches/divisions/customers.

In the context of the creation of a new centralised Collections department, the Information Technology Department (ITD) promptly responded implementing a new specialised software application. The new application is based on business rules which realise the vital importance of the customer-Bank relationship and which clearly prescribe the treatment of customers with arrears. The system provides all the necessary functionality that supports the complete control over contact with the customer and helps the flow and organisation of operations as well as the recording and monitoring of action taken.

During 2004 the first phase of the project, for managing individuals with arrears, was completed. The system is currently in pilot phase and its rollout to the whole of Cyprus is planned to be completed at the beginning of 2005.

As part of the Group's policy to support the cooperation and communication between employees, as well as to minimise the level of paper and documents circulated (paperless office), the Bank introduced a local closed communication network (Intranet). The Intranet applies internet technology to the closed environment of a company, such as the Bank. In the context of upgrading the services provided by the Intranet, a Portal has been introduced on pilot phase. Every user has direct access to Intranet applications and information, such as training programmes, electronic diary with announcements and events, etc. Every Group department can set up its own site in the Portal to display its internal communications. At this stage the development of the Portal's content is performed in cooperation with the Human Resources Department, the Retail Division and the Communications Department.

Access to the Group's corporate websites was rolled out at the beginning of 2004. Each user can easily, quickly and securely perform banking activities such as account statements, fund transfers, transactions, etc. through the Direct Banking services. Users can also access information regarding the services and facilities provided by the Bank and the subsidiaries of the Group, as well as news and events about the Group. Customers are also provided with the opportunity of executing brokerage transactions through *CISCO on-line*.

Information Technology *(continued)*

As regards the Data Warehouse system, efforts continued and were intensified in order to allow users easier and faster access to data and information. During 2004 the functionality of the Data Warehouse application was made available to all branches and units through the Portal, allowing users access to useful information, analyses and reports for use by branch management. This infrastructure reinforces the monitoring of non-performing loans, facilitates decision-making (Decision Support System), and helps identify cross selling opportunities. In addition, with the automation of procedures such as bad debt provisioning, this infrastructure has contributed significantly to the reduction of execution time and the improvement of the quality of work of the branches and divisions.

As part of its actions to preserve its pioneering role, the Bank implemented the direct connection to STEP 2, a common Euro cheque clearing system introduced in the context of the European Union's (EU) policy to promote a single market and the adoption of common systems. Fund transfers through STEP 2 are fully automated and do not require any manual intervention. The system aims at accelerating the Euro fund transfer procedure, but also at introducing a uniform pricing policy for such transfers within the EU. It is worth noting that with the completion of this project, Bank of Cyprus will be the only bank in Cyprus to have direct access to STEP 2 and will act as an entry point for incoming transfers into Cyprus through this system.

The Bank has introduced electronic products provided through the internet, such as the new product, *generation YOUTH*. This product is targeted at young people, offering to them an electronic current account *(e-account)*. Applications for this product can be made directly on the Bank's website.

With the completion of the project for the provision of a complete solution for commercial transactions at large branches and the continuous efforts for the provision of speedy and high quality service to customers through the internet, the implementation of new specialised software began during 2004, which offers the ability to large customers to send electronic instructions for import/export credit transactions such as bills for collection. The pilot implementation of this facility is programmed for the beginning of 2005.

The installation of a new system at the Bank of Cyprus Finance Corporation commenced during 2004. The new system will enable the Company to offer new products especially in the leasing sector, given the anticipated enactment of the relevant legislation.

With the motto of maximising the total cost of ownership, the Information Technology Department set the strategic objective to search for and implement alternative technologies based on the open source concept. As a move in this direction the Linux operating system, which operates with minimum cost, was implemented and tested. This system is constantly increasing its international market share. The results to date are very encouraging especially concerning its functionality, reliability and security. Linux and comparable open source software are currently used on a pilot basis for the electronic mail of the ITD. The full implementation of the system is expected to be completed in 2005.

In **Greece**, the strategy of the Operations Management Division was focussed on the following directions in 2004:

- The prompt provision of support and the execution of back office transactions for each new unit of the branch network in any part of the country, which safeguards great flexibility and speed, both of which are required for the expansion of the Bank.
- The containment of the cost of centralised services, despite the continuously growing number of transactions, while at the same time reducing execution time and maintaining high quality.
- The preservation of the Bank's position among the most developed banks in Greece regarding technology, with emphasis on providing customers with a high quality service and the speedy development of new products. This policy was spearheaded by the implementation and utilisation of the Customer Relationship Management (CRM)

system in the whole range of services offered by the Bank, a project that will continue during 2005. Bank of Cyprus is the reference bank of Peoplesoft, the supplier of the CRM system, and also of IBM, for whose benefit the Bank's systems are presented both in Greece and internationally to their existing and potential customers.

- In March 2004 the implementation of new software for the alternative distribution channels services was completed, with consolidated procedures and competitive capabilities, recognising both the common but also the different needs of individuals and legal entities. An indication of the percentage increase, in the number of transactions executed through the new services (fourth quarter 2003 compared to fourth quarter 2004) is a more than tenfold increase, with a continuous upward trend.



creativity: in new ideas, in results, in time

Creativity:

In new ideas

The intense technological progress which characterises our time continuously demands new and pioneering ideas. Clear, direct and applicable. We open our horizons to a future that is more effective and more human.

In results

Teamwork and collectiveness, because no one on their own can achieve what a strong team is capable of achieving. A team where everyone has a voice and all participate. Only then is the result direct and creative.

In time

In our era, time is definitive and contributes catalytically to our development and the accomplishment of our objectives.
Exploiting the possibilities offered by technology and our excellent infrastructure, enables us to annihilate time and turn it in our favour.

Social and Cultural Contribution

Bank of Cyprus Activities

In the course of 2004, Bank of Cyprus continued its multidimensional social and cultural activities through its support of the arts, its involvement with issues that affect young persons and the support of vulnerable social groups.

Through its sponsorship programme in **Cyprus**, Bank of Cyprus has supported, among others, the following events:

- The organisation of the 6th vocational fair *Career 2004*, which aims at informing young Cypriots about the professions practised in Cyprus and their career prospects.
- The continued education of the public on economic and finance topics through the *New Manager* programme.
- Sponsorship of the Month of Italian Culture, which focussed this year on fashion and the arts with the leading tenor Luciano Pavarotti as chief guest.
- Sponsorship of the Historic Exhibition *Crusades-Myth and Reality* which was organised in the context of the programme *Crossings: Movements of People and Movement of Cultures. Changes in the Mediterranean from Ancient to Modern Times.* The programme is supported by the European Union's programme Culture 2000 and will continue until 2007.
- The staging of the annual event *Art Dialogues*, which this year was organised together with the Bank of Cyprus Cultural Foundation. The theme of the event this year was *Europe/Olympic Games-Athens 2004*.

The Group continued to coordinate the *Oikade* programme both in **Cyprus** and **Greece**, an educational programme for children and teenagers through recreation, which has been operational since 1999. The programme enables the communication with other children at the same age all over the world. During 2004, supported by pioneering technology, the programme was expanded to over 100 schools across the world.

A worldwide electronic network of schools is hosted at the website www.oikade.gr, where primary schools from Greece can conduct, in teams of three, live electronic conferences with overseas Greek-speaking schools. The central topic of these conferences is *The Greek neighbourhoods of the world*, where every class invites the other two to a brief visit of their region. The students investigate, collect and present to the other students the data which describe the specific environment specific of their region, such as its geography, natural wealth, history, customs, traditions and culture. Through *Oikade*, the children actively participate in the learning process and develop skills related to the development of critical judgement, sense of responsibility and teamwork.

In parallel, through the website, children and young people from every corner of the planet have the ability to expand their knowledge regarding Greek culture, and they have access to a rare pool of information, which is continuously enriched with material that is collected and presented by students of the participating schools.

In **Greece**, as part of the Group's contribution to the area of education, the Scholarship Programme of Bank of Cyprus for the Athens University of Economics and Business was initiated. In 2004, eleven scholarships were granted to outstanding students of all full-time courses of the Department of Economics.

In 2004, Bank of Cyprus wishing to actively contribute to the world's largest athletic event, implemented the programme *Return to the Motherland*. Through this programme, Bank of Cyprus honoured and supported five prominent athletes of Greek origin that live abroad to return to their homeland and represent their country. The Bank also sponsored the families of the athletes, who also travelled to Greece to support them during the games.

In recognition of the broad spectrum of its social contribution, the Group was presented with the *Corporate Social Responsibility Award* at the *Money 2004 Business Awards* event.

Chain of Life

For the sixth successive year, the Group's employees organised with great success the annual *Chain of Life* events. This is a series of events, which aim at raising public awareness about cancer and collecting funds in

aid of the Cyprus Anticancer Society. The total amount raised in 2004 reached around C£670 000.

Bank of Cyprus Oncology Centre

A very important project in the area of health is the establishment and operation of the Bank of Cyprus Oncology Centre in Cyprus, which was co-founded by Bank of Cyprus and the Republic of Cyprus and has completed its sixth year of operation during 2004. The vision of its founders is the provision of impeccable services to cancer patients as a proof of the Bank of Cyprus Group's appreciation for the support it received from the people of Cyprus since its establishment.

Bank of Cyprus Cultural Foundation

During 2004 the Bank of Cyprus Cultural Foundation completed 20 years of operation. In this context, all the events in all areas of activity of the Foundation focussed on the celebration of this anniversary. The Foundation was also very active in all areas of its activity.

- In February, in collaboration with the Benaki Museum of Athens, the exhibition *George Mavroides. A 'process' of thunderstruck affirmation,* was opened in the building of the Foundation.
- The event *Art Dialogues* which runs for the third consecutive year, was organised in co-operation with Bank of Cyprus, under the theme *Europe/Olympic Games-Athens 2004*. The publications of Eugene Trivizas, *A swallow over Europe* (co-published by the Bank of Cyprus Cultural Foundation and Militos publications) and *Despina and the dove*, were presented through puppet shows and the author's narration.
- In the context of the event *Art Dialogues*, the exhibition *Olympians and coinage* with drawings of children that participated in educational programmes of the Museum of the History of Cypriot Coinage, was inaugurated.
- In July, the Cultural Foundation organised in collaboration with the Embassy of Greece in Cyprus the event *Epidavria, 50 years of performance*. The event included a presentation of the Publication of the Foundation (co-published with Militos publications) *Epidaurus, the Ancient theatre, the performances* by its author Costas Georgousopoulos. The second part of the event entitled *The Cyprus Theatrical Organisation (CTO) at Epidaurus*, consisted of monologues from tragedies and comedies staged by the CTO at the ancient theatre of Epidaurus, performed by well-known Cypriot actors.
- In September, Nikos Casinis presented the lecture *Condition and preservation of the Moufflon in Cyprus* and scenes from the documentary *In search of the Moufflon in the Paphos forest* by Loukas Christoforou were screened.
- In November, the exhibition *Empuries, the voyage of return* organised in collaboration with the Caixa de Girona Foundation of Spain was inaugurated at the Foundation's building in Nicosia. The exhibition which was devoted to the memory of Alexis Eudald Solà was also presented in Girona and will travel to Athens and Thessaloniki where it will be presented in cooperation with the Cultural Foundation of the National Bank of Greece.
- In November, the 19th Lecture on the History and Archaeology of Cyprus was presented on the subject of *Ioannis Sykoutris Lusignian's Chronicle and three studies for the publication of the texts*. The speaker was professor Michael Kakouros, lecturer at École Pratique des Hautes Études, in Paris.
- The publishing program of the Foundation was enriched with the following: In the series Cultural Foundation Collections, the publication *Awisi (1570-1572), The War of Cyprus* was printed both in Greek and English. In the series Cypriot Artists, the edition *Telemachos Kanthos, the portrait of a creator* published, in the series Cyprological Studies and Lectures the work of Estienne de Lusignan, *Chorograffia, 1573* and *Description de toute l'isle de Cypre, 1580*, were reprinted, in the Archaeological Guides, the *Guide to Palaipaphos (Kouklia)*, and in the series Guide to Byzantine Monuments, the guide *The church of the Holy Cross of Ayiasmati* were produced. On the occasion of the exhibition *Empuries, the voyage of return*, a catalogue has been issued and the edition *Empuries, un viatge de return*, was reprinted in Greek.

Social and Cultural Contribution *(continued)*

- In 2004 the Cultural Foundation assumed the issue of the 2005 Diary of the Bank of Cyprus Group entitled *Images of Cyprus*.

The enrichment as well as the documentation of the Foundation's Collections continued, and the operation of research programmes is still in progress.

Museum of the History of Cypriot Coinage

Dr. Panayiotis Tselekas gave the fifth lecture of the Museum of the History of Cypriot Coinage in May in the context of the International Museums Day. The subject of the lecture was the *Olympic Games and Coinage*. On the occasion of the Olympic Games, in a separate showcase of the Museum, commemorative Olympic coins and relevant exhibits were displayed.

Museum of the George and Nefeli Giabra Pierides Collection

The Museum attracted a large number of local and foreign visitors and special guided tours for organised groups were carried out. Items from the collection were studied and copies were produced for sale from the *Agora* of the Foundation.

Historical Archive

The Bank of Cyprus Historical Archive was established in September 2001. Its aim is to identify, document and preserve the archive material that relates to the evolution of the Bank over the years as well as the financial history of the island in order to be used for research and academic study in the future. Since April 2003, the Historical Archive operates in an independent building in Aphrodite Street, in Nicosia, under the specifications of a contemporary archive. The importance placed by the Bank on the preservation of its archives is also indicated by its membership in the *European Association for Banking History*, the organisation which, through its more than 70 large European member-banks, aims at promoting scientific research in banking history, especially through the establishment and operation of banking archives.

Report on Corporate Governance

The Bank of Cyprus Group recognises the importance of implementing sound corporate governance policies, practices and procedures. As a company listed on the Cyprus Stock Exchange (CSE), Bank of Cyprus adopts the principles of the CSE's Corporate Governance Code and is fully compliant with its provisions. As a company listed on the Athens Exchange (AE), Bank of Cyprus follows the provisions on corporate governance of listed companies, as set out in law L 3016/2002.

The Group has adopted independence criteria for the members of the Board of Directors that are stricter than those provided by the Corporate Governance Code issued by the CSE and the law L 3016/2002 of the Republic of Greece.

The independence criteria concern the working, business and shareholding relationship of the Directors with the Group, the family and business relationship of the Directors between them, as well as their years of service on the Board.

Concerning the Board Committees, the Group has gone beyond the requirements of the CSE's Corporate Governance Code, and in addition to the Audit, Remuneration and Nominations Committees, it has formed the Risk Committee and the Steering Committee (which has two Sub-committees: the Loans Sub-committee and the Capital Sub-committee). The Committees aim at better supporting the work of the Board of Directors.

Board of Directors

Other than the Chairman, Solon A. Triantafyllides, the Board of Directors comprises the Vice Chairman, Vassilis G. Rologis and 16 other Directors.

As from January 2005, the Chairman and two other Directors (Christos S. Pantzaris and Evdokimos Xenophontos), who were executive Directors until 31 December 2004 and jointly constituted the Senior Executive Management team of the Group, retired from their executive duties. From 1 January 2005, the Senior Executive Management team of the Group comprises the Group Chief Executive Officer Andreas Eliades, the Deputy Group Chief Executive Officer and Chief Executive Officer Cyprus Charilaos G. Stavrakis, and the Group Chief General Manager Yiannis Kypri.

In accordance with the stricter Director independence criteria adopted by the Group, for two years following their retirement from executive duties, Solon A. Triantafyllides, Christos S. Pantzaris and Evdokimos Xenophontos, will be classified as non-independent Directors. Additionally, eight of the remaining 15 Directors are classified as independent, in accordance with the revised stricter Director independence criteria adopted by the Group.

The members of the Board of Directors are:

Non-independent non-executive Directors:

- *Solon A. Triantafyllides (Chairman)*

He was born in 1932. He obtained the professional qualification of Chartered Accountant in 1956 in London and became the manager of the family business George Giabra Pierides Ltd. He was founder and first Chairman of the Institute of Certified Public Accountants of Cyprus and served as Chairman of the Employers Federation (1969-1970). In 1957 he was appointed Honorary Consul of Norway and in 1988 Consul General. He became a Director of Bank of Cyprus in 1963 and Vice Chairman of the Board of Directors in 1979. In 1988 he was elected Chairman of the Bank of Cyprus Group, a position he holds to this day. From January 2005 he no longer exercises executive duties within the Group.

- *Vassilis G. Rologis (Vice Chairman)*

He was born in 1942. He studied Law and Business Administration, with specialisation in Marketing, in the United Kingdom. He worked in the United Kingdom and in Greece. He was Vice Chairman of the Cyprus Chamber of Commerce and Industry during the period 1990-1996 and Chairman since 1996. He was a member of the Board of Directors of the General Insurance of Cyprus from 1980-1994 and has been Chairman since 1994. He also served as Chairman of Cyprus Airways and Eurocypria Airlines during the period 1993-1997. During 2001-2002, he served as Chairman of the Balkan Chambers of Commerce. He is a member of the Board of Directors of the Eurochambers, based in Brussels. He is a member of the Finance Advisory Committee, the Commerce and Industry Advisory Committee and the Cyprus

delegation at the International Labour Organisation. Since May 2004, following his election as Vice Chairman of the Board of Directors of the Bank, he resigned from the Board of Directors of various public and private companies of which he was a member. He is involved with his family business.

- *Andronicos Agathocleous*

He was born in 1939. He is a Fellow of the Association of Certified Accountants. He worked in audit/accountancy firms in London and Athens. He served as Chief Accountant of the Archbishopric of Cyprus and as Real Estate Manager of the Archbishopric of Cyprus in Limassol. From 1999 to September 2003 he was a real estate consultant of the Archbishopric of Cyprus.

- *Theodoros Aristodemou*

He was born in 1951. He studied Economics at the Law School of the University of Athens. He is the founder, main shareholder and Chairman of Aristo Developers. He served as Chairman of the local Chamber of Commerce and Industry of Paphos, as Chairman of other organisations and as a member of the Board of Directors of the Cyprus Telecommunications Authority and of Cyprus Airways. He is the Vice Chairman of the Cyprus Chamber of Commerce and Industry.

- *Dimitris P. Ioannou*

He was born in 1942. He studied in the UK and holds a Higher National Diploma in Business Administration and Marketing. During the period 1984-1990 he served as Chairman of the Famagusta Chamber of Commerce and Industry and from 1991 to 1996 as Vice Chairman of the Cyprus Chamber of Commerce and Industry. He served as Chairman of the Institute of Directors (Cyprus Branch) in the period 1994-1997 and as Chairman of the Cyprus International Fairs Authority in the period 1997-2000. He is a member of the Board of Directors of a number of companies. He has been working in his commercial and real estate family businesses since 1967.

- *Christos Mouskis*

He was born in 1964. He studied Business Administration and Marketing in the USA. He started his career at Muskita Aluminium Industries Ltd. He then undertook the expansion of the Muskita group of companies into the tourist sector. He is Executive Chairman of Muskita Hotels and of other group companies that operate in the construction and operation of luxury hotels in Cyprus and Greece. He is a member of the Board of Directors of private and public companies and of the Association of Cyprus Tourist Enterprises (ACTE).

- *Christos S. Pantzaris*

He was born in 1934. He holds a B.Sc. Honours degree in Engineering from the University of Manchester. He has been a member of the Board of Directors of Bank of Cyprus since 1974 and Vice Chairman from 1988 to May 2004. He was Chief Executive of Bank of Cyprus from 1995 until the end of 2004, when he retired from his executive duties at the Group. He continues to provide his services to the Group from his position as a member of the Board of Directors and as Chairman or member of the Board of Directors of Group subsidiary companies. Before his appointment as Chief Executive of Bank of Cyprus, he was actively involved in his family businesses that operate in the commercial and industrial sectors. He was Chairman of the Cyprus Banks Association. He also served as Chairman of the Cyprus Electricity Authority (1974-1979 and 1989-1993), the Employers and Industrialists Federation, the Cyprus Bank Employers Association and as a member of the Council of the University of Cyprus.

- *Demetris Z. Pierides*

He was born in 1937. He studied Economic Sciences and Law at the Swiss University of Lausanne (Masters Degree). In 1960 he was posted to managerial positions at his family shipping-banking-insurance and hotel-tourist group of companies. He is currently Chairman of various private companies. He has been Consul General of Sweden in Cyprus since 1968. In 1974, he founded the Pierides Foundation that operates 13 museums and galleries in Cyprus and

Greece. He has been Chairman of the Foundation since 1995 and continuous sponsor. During 1988-1996 he served as a member of the Board of Governors of the European Cultural Foundation, representing Greece and Cyprus. In the period 1998-2001 he served as Vice Chairman of the Council of the University of Cyprus and as Chairman of the Committee for the establishment and operation of the University campus in Nicosia. He is an honorary lecturer of the School of Philosophy of Athens University. He has been honoured with high-ranking decorations from the governments of Cyprus, Sweden, Greece, Italy and France.

- *Polys G. Polyviou*

He was born in 1949. He studied at Oxford University (M.A., BCL), at London's Inns of Court (Barrister-at-Law) and at Princeton University in USA (Research Fellow in Politics). He was a lecturer of Law at Oxford University during the period 1973-1980. Since then, he practices law in Cyprus. He has written five books on legal topics.

- *Evdokimos Xenophontos*

He was born in 1938. He studied in London on a scholarship from the Republic of Cyprus and obtained the professional qualification of Chartered Accountant (FCA) in 1962. During the period 1963-1967, he worked as an Audit Manager for the international audit firm Ernst & Young in Cyprus. In 1967 he was appointed Chief Accountant of Bank of Cyprus and in 1974 he became General Manager of Bank of Cyprus (Holdings) which, until August 1999, was the holding company of the Group. In 1993 he was appointed to the Board of Directors of Bank of Cyprus and was promoted to Group Chief General Manager, a position that he held until the end of 2004 when he retired. From 1 January 2005, he continues to provide his services to the Group as a member of the Board of Directors of the Bank, of Board Sub-committees and as Chairman or member of the Boards of Group subsidiary companies. He is Chairman of the Board of Directors of the Cyprus Anticancer Society and a member of the Board of Directors of the Cyprus Institute of Genetics and Neurology and of the Cyprus Chamber of Commerce and Industry. He served as Chairman of the Institute of Certified Public Accountants of Cyprus and as a member of the Board of Directors of the Cyprus Electricity Authority for a number of years.

Independent non-executive Directors:

- *Andreas Artemis*

He was born in 1954. He studied Civil Engineering at the Queen Mary and Imperial Colleges of the University of London and holds a B.Sc. (Engineering) and a M.Sc. degree. He is Executive Chairman of Commercial Union Cyprus and of CGU Hellas insurance companies and Chairman or member of the Board of Directors of a number of other companies. He is also a member of the Board of Directors of the Cyprus Employers and Industrialists Federation and has served as member of the Board of Directors of the Cyprus Telecommunications Authority for a number of years. Since 1996 he is Consul General of South Africa in Cyprus.

- *Christakis G. Christofides*

He was born in 1948. He holds a B.Sc. Hons degree in Chemical Engineering from Birmingham University and an MBA from City University. He is a Chartered Engineer and a member of the Institute of Chemical Engineers in the United Kingdom. He is Consul General of Austria in Cyprus. He is a businessman.

- *George A. David*

He was born in Cyprus in 1937. He graduated from the University of Edinburgh in 1959. In the same year he started his career at the Leventis Group of Companies in Nigeria. Today, he is Chairman of Coca-Cola Hellenic Bottling Company SA. He is a member of the Board of Directors of other Greek companies, as well as of the A.G. Leventis Foundation and ELIAMEP. He is also Chairman of the Campion English School in Athens.

- *Anna Diogenous*

She was born in 1947. She holds a B.Sc. (Econ.) degree from the London School of Economics. She is

the Managing Director of P.M. Tseriotis Ltd (the holding company of the Tseriotis Group of Companies). She is a member of the Board of Directors of various companies. She served as a Board member of the Junior School in Nicosia.

• *George M. Georgiades*
He was born in 1946. He provides consultancy services in the hotel and tourism sector. He graduated in commercial and economic sciences from the University of Lausanne, Switzerland and also in hotel and tourism studies from the Centre International de Glion in Switzerland. He also followed an advanced programme on hotel management at Cornell University in the USA. He has been Chairman of the Cyprus Electricity Authority since 1999 and Chairman of the Board of the Cyprus International Institute for the Environment & Public Health-Harvard School of Public Health. He is Vice Chairman of the Cyprus Association of Directors and member of the Board of Directors of various public and other companies. He is also a member of the Board of the Cyprus Chamber of Commerce and Industry and Vice Chairman of Tourism of the Limassol Chamber of Commerce and Industry. He is Honorary Chairman of the Pancyprian Organisation of Hotel Managers. He served as Chairman of the Cyprus Broadcasting Corporation during 1994-1996.

• *Andreas J. Jacovides*
He was born in Nicosia in 1936. He studied Law at the University of Cambridge (MA, LLB, LLM), the Inns of Court (Barrister-at-Law) and Harvard Law School (Henry Fellow). He served as Ambassador of Cyprus to the USA, including the World Bank and the International Monetary Fund, to Germany and the United Nations. He also served as Permanent Secretary of the Ministry of Foreign Affairs. He is currently an international lawyer and consultant and an Arbitrator with the ICSID of the World Bank and other international bodies. He is a member of the Board of Directors of other Cypriot and foreign organisations and companies. He has written many studies on scientific subjects and he is an honorary citizen of many American cities and honorary doctor of American universities. He has been decorated by the governments of Greece and Austria and he is an Honorary Fellow of St John's College, Cambridge.

• *Andreas Pittas*
He was born in 1943. He obtained his Ph.D. in Medicine from the Karl-Franz Graz University in Austria. His post-graduate studies were in Pharmacology and Pharmaceutical Medicine. During his business career, he studied Business Administration and Marketing. He served as Chairman of the Cyprus Employers and Industrialists Federation. He is a member of the Board of Directors of various companies and organisations in Cyprus as well as organisations and scientific committees abroad. He is a businessman.

• *Costas Z. Severis*
He was born in 1949. He studied Economics (M.A. Honours) at the University of Cambridge. He is Honorary Consul of Finland since 1989. His main business activities are in paper import, insurance and real estate development. He is also a member of the Board of Directors of the Cyprus Employers and Industrialists Federation and of other public companies.

The Board of Directors meets at least once every month and has a formal schedule of matters for consideration. During 2004, 29 Board meetings were held, which included a meeting for the discussion of the Group's strategic plans.

All Directors have access to the advice and services of the Company Secretary. Independent professional advice may also be made available to the Bank's Directors in accordance with the internal policy that was formulated and approved by the Board of Directors.

At each Annual General Meeting, 1/3 of the Directors retire and offer themselves for re-election. In practice, this means that every Director stands for re-election at least once every three years, as required by the provisions of the Corporate Governance Code.

Senior Executive Management Team

• *Andreas Eliades (Group Chief Executive Officer)*
He was born in 1955. He holds a degree in Economics from the Athens School of Economics and an M.Sc. with distinction in Economics from the London School of Economics. He joined Bank of Cyprus in 1980. In 1991, upon the establishment of Bank of Cyprus Greece, he took up the position of Country Manager. In 1998 he became Group General Manager, Bank of Cyprus Greece with responsibility for the Group's expansion in Greece. On 1 January 2005 he was appointed Group Chief Executive Officer.

• *Charilaos G. Stavrakis (Chief Executive Officer Cyprus and Deputy Group Chief Executive Officer)*
He was born in 1956. He studied Economics at the University of Cambridge, where he graduated in 1979 with Double-First Class Honours. He holds an MBA from Harvard University, Graduate School of Business Administration. In 1988, he became a member of the Chartered Institute of Bankers (ACIB). He has over 20 years experience in the banking sector. In 1989 he undertook a two-month consulting assignment at the World Bank. He held various positions at Bank of Cyprus including the position of Manager of Strategic Planning and Business Development and Manager of Treasury and International Services. Between 1998 and 2004 he held the position of Group General Manager International Banking. He is the elected Chairman of the Voluntary Provident Fund of the employees of Bank of Cyprus. On 1 January 2005 he was appointed Chief Executive Officer Cyprus and Deputy Group Chief Executive Officer.

• *Yiannis Kypri (Group Chief General Manager)*
He was born in 1951. He studied Economics at the London School of Economics on a scholarship and obtained his degree with distinction in 1974. In 1978, he returned to Cyprus holding the professional qualification of Chartered Accountant and worked for two years at the international audit firm Ernst & Young. In 1980, he joined the Bank of Cyprus Group and in 1982 he was appointed as Chief Accountant of the Bank. From 1993 until 2004 he held the position of Group General Manager Finance. On 1 January 2005 he was appointed Group Chief General Manager. He was a founding member and served as Chairman of the Cyprus Public Companies Association for six years. He is the Chairman of the Bank of Cyprus Cultural Foundation and a Trustee of the Bank of Cyprus Oncology Centre.

Group General Managers

• *Antonis Jacouris (Group General Manager Information and Operations)*
He was born in 1947. In 1973 he obtained the professional qualification of Chartered Accountant (FCA). During the period 1973-1980 he was Audit Manager at the international audit firm Coopers & Lybrand (now PricewaterhouseCoopers) at their London, Rotterdam and Athens offices. In 1980 he joined Bank of Cyprus and served as manager at various posts. In 1993, he was promoted to Group General Manager Support Services, a position which he held until October 2003. From November 2003 until the end of 2004 he took up the position of Group General Manager Credit Risk. As of 1 January 2005 he was appointed Group General Manager Information and Operations.

• *Vassos Shiarly (Group General Manager Domestic Banking)*
He was born in 1948. In 1966 he graduated from high school in London. He studied accounting and worked for 19 years in various accounting firms in London. His last employment before his return to Cyprus in 1985 was with Coopers & Lybrand, where he held the position of Senior Manager. In 1985, he joined the Bank of Cyprus Group and later took over the position of Senior Manager of the Customer Management Services Unit. During the period 1998-2003 he held the position of Group General Manager Branch Banking. Since November 2003 he holds the position of Group General Manager Domestic Banking. He served as a member of the Board of Directors of the Junior School in Nicosia for six years (1986-1992).

◦ *Christis Hadjimitsis (Group General Manager Finance)*
He was born in 1957. In 1976 he graduated from the English School in Nicosia. He studied Economics at the London School of Economics and obtained his degree with distinction. He worked for the audit firm Peat Marwick, Mitchell & Co London and in 1985 he returned to Cyprus having obtained the title of Chartered Accountant, with a specialisation in financial services. From 1985 until 1988 he worked for Peat Marwick, Mitchell & Co in Cyprus. In 1988 he was recruited by the Bank of Cyprus Group and in 1992 he was appointed Financial Controller of the Bank. From 1995 until 2004 he held the position of Group Financial Controller. On 1 January 2005 he was appointed Group General Manager Finance. He is a member of the Board of Directors of the Cyprus Public Companies Association since 1997 and a member of the Advisory Committee for the FTSE/CySE20.

◦ *Nicolas Karydas (Group General Manager Risk Management)*
He was born in 1955. He holds a degree in Business Administration from the Athens School of Economics and an M.Sc. in Accounting from the University of Birmingham. From 1980 to 1982 he worked at the Central Bank of Cyprus. During the period 1982 to 1986 he worked for Deloitte Haskins & Sells and in 1985 he obtained the professional qualification of Chartered Accountant. From 1986 until 2004 he worked at the Central Bank of Cyprus where he held various positions including Manager of the Domestic Bank Supervision Department and Internal Auditor of the Central Bank. He joined the Bank of Cyprus Group in November 2004 at the position of Group General Manager Risk Management.

◦ *Constantinos Vasilakopoulos (Group General Manager Bank of Cyprus Greece)*
He was born in 1943. Having completed his graduate studies at the Athens School of Economics, he attended the Institute of Business Management. He entered professional employment in 1970 at the Department of Economic Analysis and Research of Emporiki Bank. In 1975, he became a member of the founding team of Ergasias Bank, where he initially had responsibility for credit sanctioning. In 1990 he was appointed General Manager of Ergasias Bank. From 2001 to 2004, he held the position of General Manager of Business and Consumer Banking at Bank of Cyprus Greece, while concurrently being Chairman of Kyprou Securities SA. On 1 January 2005 he was appointed Group General Manager Bank of Cyprus Greece.

Board Committees
Specific responsibilities have been delegated to the Committees of the Board.

Audit Committee
The majority of the members of the Audit Committee are independent Directors:
- George M. Georgiades, *Chairman*
- Andronicos Agathocleous
- Christakis G. Christofides
- Anna Diogenous

The Audit Committee held 15 meetings during 2004. The Audit Committee reviews, inter alia, the Group's financial statements, reports prepared by Group Internal Audit and reports on the Group's system of internal controls and its effectiveness. The Committee is also responsible for recommending the appointment or retirement of the Company's external auditors and oversees their relationship with the Group, including the monitoring of the balance of audit and non-audit services.

Remuneration Committee
The majority of the members of the Remuneration Committee are independent Directors:
- Andreas Pittas, *Chairman*
- Theodoros Aristodemou
- George A. David
- Anna Diogenous
- Andreas J. Jacovides
- Christos Mouskis
- Vassilis G. Rologis

Eight meetings of the Remuneration Committee were held during 2004. The Committee considers and makes recommendations to the Board on matters relating to the remuneration of executive Directors and Senior Executive Management. The remuneration of Directors in their capacity as members of the Board is approved by shareholders at the Annual General Meeting.

Nominations Committee

The Committee comprises:

- Costas Z. Severis, *Chairman*
- Dimitris P. Ioannou
- Andreas J. Jacovides
- Christos Mouskis
- Christos S. Pantzaris
- Demetris Z. Pierides
- Andreas Pittas
- Polys G. Polyviou

During 2004, three meetings of the Nominations Committee were held. The Committee makes recommendations to the Board for the appointment of new Directors in order to fill vacant positions on the Board as well as for the re-election of retiring Board members, taking into consideration the relevant factors and criteria. The Committee is responsible for the formulation of the succession plans of the Board. Additionally, the Committee has general responsibility for the application of corporate governance principles by the Group.

Risk Committee

The Committee was set up in April 2004 and comprises:

- Andreas Artemis, *Chairman*
- Christakis G. Christofides
- George M. Georgiades
- Solon A. Triantafyllides
- Evdokimos Xenophontos

From its formation to December 2004, nine meetings of the Risk Committee were held. The Committee examines, inter alia, the Group's risk management policies and systems and their effectiveness, and makes recommendations to the Board of Directors regarding these matters. The Committee in co-operation with the Audit Committee and the Loans Sub-committee ensure that there is a spherical perception and management of risks.

Steering Committee

The Committee comprises:

- Solon A. Triantafyllides, *Chairman*
- Andreas Artemis
- Dimitris P. Ioannou
- Christos S. Pantzaris
- Polys G. Polyviou
- Vassilis G. Rologis
- Costas Z. Severis
- Evdokimos Xenophontos

During 2004, five meetings of the Steering Committee were held. The Committee examines matters that require immediate action and prepares matters for discussion by the entire Board.

The Steering Committee comprises two Sub-committees: the Loans Sub-committee and the Capital Sub-committee.

Loans Sub-committee

The Loans Sub-committee examines loans applications that are over predetermined limits as well as applications connected to Board Directors. The Committee also examines proposals for write-offs in excess of predetermined limits. The Sub-committee comprises:

- Christos S. Pantzaris, *Chairman*
- Vassilis G. Rologis
- Costas Z. Severis
- Evdokimos Xenophontos

Capital Sub-committee

The Capital Sub-committee makes recommendations to the Board on matters concerning the capital

adequacy and capital requirements (equity and loan stock) of the Group. The Sub-committee was formed in December 2004 and comprises:

- Evdokimos Xenophontos, *Chairman*
- Andreas Artemis
- Christos S. Pantzaris
- Vassilis G. Rologis
- Costas Z. Severis

Report on the Remuneration of Directors

The Board of Directors sets the remuneration of executive Directors (up to 31 December 2004) and of the Senior Executive Management Team, on the recommendations of the Remuneration Committee. The reward package comprises salary, adjusted on an annual basis taking into account the prevailing economic and labour market conditions, and a bonus, the level of which depends on Group performance regarding profitability and the achievement of the Group's objectives. Executive Directors (up to 31 December 2004) and Senior Executives participate in the Staff Gratuity Scheme of the Group. The service contracts of Senior Executives have a five-year duration and, on their expiry, are submitted to the Nominations Committee and subsequently to the Board of Directors for renewal.

The remuneration of non-executive Directors is related to the responsibilities and time devoted for Board meetings and decision-making for the governance of the Bank, and for their participation in the Committees of the Board of Directors.

The remuneration of Directors in their capacity as members of the Board is approved by shareholders at a General Meeting.

Further details of Director remuneration are set out in *Note 9* of the Group's Financial Statements.

Loans and Other Facilities to Directors

Details of the facilities granted to Directors are set out in *Note 38* of the Group's Financial Statements.

Material Interest of Directors in Material Transactions of the Bank and/or its Subsidiary Companies

Polys G. Polyviou, a member of the Board of Directors of the Bank, is partner in the Legal Practice Chryssafinis & Polyviou, who are the Group's external legal advisors.

Costas Z. Severis, a member of the Board of Directors of the Bank, is the major shareholder in the company D. Severis and Sons Ltd, which is a general agent of the Bank's subsidiary, General Insurance of Cyprus Ltd.

Anna Diogenous, a member of the Board of Directors of the Bank, has an indirect interest in the company Pylones SA Ellas, which provides Bank of Cyprus Greece with services and equipment.

Additionally, as was announced on 14 January 2005, the Board of Directors of the Bank at its meeting held on the 13 January 2005, approved the decision of the Board of Directors of the Bank's subsidiary company, General Insurance of Cyprus Ltd, of the same date for the acquisition of the insurance portfolio of the company Georgios Giabra Pierides Ltd for a consideration of C£540 000. Georgios Giabra Pierides Ltd have been general agents of General Insurance of Cyprus since 2000 and prior to that, general agents of Guardian Royal Exchange and AXA, which withdrew from the Cyprus market. The Chairman of the Board of Directors of Bank of Cyprus, Solon A. Triantafyllides, and Polys G. Polyviou a member of the Board of Directors of the Bank and also of General Insurance of Cyprus, have a substantial interest in the company Georgios Giabra Pierides Ltd. According to Articles 8 and 9 of the Cyprus Securities and Stock Exchange Laws 83(1)97 and 87(1)02 respectively, Solon A. Triantafyllides and Polys G. Polyviou together with connected persons own 99% of Georgios Giabra Pierides Ltd. Given the above relationship, the Group proceeded to obtain two internal and two independent external valuations, which confirmed the fair value of the consideration paid for the acquisition of the insurance portfolio. Additionally, the Group Audit Committee has extensively reviewed the procedure followed.

No other Director has a material interest, either direct or indirect, in a contract with the Bank or any of its subsidiary companies.

Accountability and Audit

Going Concern

The Directors confirm that they are satisfied that the Group has adequate resources to continue in business as a going concern for the next 12 months.

System of Internal Control

The Directors are responsible for ensuring that the Bank's management maintains an effective system of internal control and for reviewing its effectiveness. Such a system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can only provide reasonable, but not absolute, assurance against material misstatement or loss.

The Directors review the effectiveness of the system of internal control annually, including the procedures for the verification of the correctness, completeness and validity of the information provided to investors. Throughout 2004, and to date, the Group has operated an effective system of internal control, which includes financial and operating controls as well as compliance systems for the management of risks that could jeopardise the achievement of the Bank's objectives.

Compliance with the Corporate Governance Code

The Board of Directors has appointed the Group Chief General Manager, Yiannis Kypri, as Corporate Governance Compliance Officer.

Shareholder Relations

All shareholders of Bank of Cyprus are treated on an equal basis. Shareholders are promptly and accurately informed of any material changes regarding the Bank, including its financial condition, return, ownership and governance.

The Board of Directors provides the opportunity to holders of at least 5% of the Company's share capital to request the inclusion of items on the agenda of General Meetings, provided they notify the Company at least 15 days prior to the notice of the General Meeting.

The Board of Directors is available at the Annual General Meeting to answer shareholders' questions.

The Board of Directors has appointed an Investor Relations Officer, responsible for the communication between shareholders and the Bank. Information concerning the Bank is provided to shareholders, prospective investors, brokers and analysts in a prompt and unbiased manner, free of charge.

Board of Directors
Bank of Cyprus Public Company Ltd

Financial Performance Review

I. Summary of Results

• Group profit after tax for 2004 reached C£38 million against a loss of C£29 million for 2003.

• Group core profit (profit before provisions for bad and doubtful debts and before tax) reached C£140 million, up by 39% against C£101 million for the prior year.

• Net interest income increased significantly (24%) to C£246 million compared to C£199 million for 2003. The increase was due to the improved net interest margin, which resulted from the actions taken to further improve pricing, as well as the significant increase in the Group's Greek loans and advances portfolio and the collection of overdue amounts.

• The cost to income ratio recorded a significant improvement to 62% compared to 67% for 2003.
Total costs recorded a 10% annual increase in 2004, mainly due to the increase in staff costs (12%). The increase in other operating expenses was contained at a relatively lower level of 8% compared to the increase in total assets (13%). The containment of costs to acceptable levels and the resultant reduction of the cost to income ratio remains a major challenge for the Group. Even though the number of staff employed by the Group in Cyprus is gradually decreasing (81 people in 2004), staff costs remain high, mainly due to the wage increases that formed part of the three-year collective agreement with the labour union which expired in December 2004.

• In Cyprus, core profit recorded a 57% increase to reach C£79 million against C£50 million for 2003. The increase was due to the positive impact of the programmes for containing costs and enhancing total revenue, especially in respect of banking activities, as well as the positive results of the Group's insurance subsidiaries.
Despite the satisfactory increase in core profit generated by the Group's operations in Cyprus, the return on assets and equity remains at a low level and the cost to income ratio is still high.

• In Greece, core profit increased by 17% to C£49 million compared to C£42 million for the prior year, contributing 35% to the Group total core profit.
The significant expansion of the Group's Greek operations continues with high profitability and very satisfactory return on assets and equity and cost to income ratio.

• The provision charge for bad and doubtful debts decreased to C£84 million against C£110 million for 2003. The charge for 2004 represents 1,3% of total loans and advances.

Condensed Income Statement of the Bank of Cyprus Group

	2004 C£ million	2003 C£ million	±%
Net interest income	245,9	198,5	+24%
Net fees and commissions	85,9	75,6	+14%
Foreign exchange income	15,5	14,2	+9%
Net losses on sale and revaluation of financial instruments	(2,8)	(0,8)	+251%
Income from insurance business	18,1	15,4	+17%
Other income	4,7	4,2	+12%
Total income	**367,3**	**307,1**	**+20%**
Staff costs	(138,3)	(123,3)	+12%
Other operating expenses	(89,5)	(83,2)	+8%
Core profit (profit before provisions)	**139,5**	**100,6**	**+39%**
Provisions for bad and doubtful debts	(83,7)	(110,2)	-24%
Provision for impairment of available-for-sale investments	(5,9)	(7,8)	
Profit/(loss) before tax	**49,9**	**(17,4)**	
Tax	(12,4)	(11,4)	
Profit/(loss) after tax	**37,5**	**(28,8)**	
Earnings/(losses) per share (cent)	**8,1**	**(6,5)**	
Dividend per share (cent)	**4,0**	**-**	
Cost/income ratio	**62,0%**	**67,3%**	

Core profit by geographic sector

	2004 C£ million	2003 C£ million	±%
Cyprus	79,3	50,4	+57%
Greece	49,1	41,8	+17%
United Kingdom and Australia	11,1	8,4	+34%
Total core profit	**139,5**	**100,6**	**+39%**

II. Analysis of Results

Net interest income and net interest margin

Net interest income for 2004 reached C£246 million, recording an increase of 24% against 2003. This increase was achieved despite the adoption of a stricter Central Bank of Cyprus directive regarding suspension of interest income as from 1 January 2004. According to the new regulations, banks cannot recognise interest income on loans and advances which are not fully secured and are more than six months in arrears, instead of more than nine months that applied in 2003. It is noted that the charge for suspended net interest income for 2004 amounted to C£31 million, 5% down against the 2003 charge of C£32 million, resulting from the collections of arrears.

The net interest income generated by the Group's operations in Greece reached C£87 million, registering a 22% increase against prior year net interest income.

The Group net interest margin (NIM) for 2004 improved to 2,66% compared to 2,53% for 2003, as a result of the continuing efforts for interest spread improvement and the collections of arrears. The largest increase in NIM was recorded by the Group's operations in Cyprus; NIM improved to 2,42% for 2004, up from 2,17% for 2003, due to

interest spread improvement and the increase in the base rate in Cyprus Pounds. The NIM of the Group's Greek operations recorded a decrease to 2,62% for 2004, down from 2,82% for 2003, mainly due to the relatively high rate of growth in deposits.

Net fees and commissions

Total net fees and commissions for 2004 reached C£86 million, recording an increase of 14% against 2003. The increase was mainly attributable to the Group's operations in Cyprus. Net fees and commissions generated by the Group's Greek operations recorded an increase (4%) for 2004.

Income from insurance operations

Income from insurance operations recorded a satisfactory increase (17%).

The total insurance premium of the Group's subsidiary company, General Insurance of Cyprus, recorded a 20% increase compared to 2003. Despite the slowdown in the life insurance sector in Cyprus, the total insurance premium of the Group's subsidiary, EuroLife, registered an annual increase of 2%.

Operating expenses

In Cyprus, the annual rate of increase in operating expenses amounted to 9%. The increase in staff costs was mainly driven by the wage increases agreed with the labour union per the three-year collective agreement which expired in December 2004. The recruitment freeze, combined with the Early Retirement Plan adopted by the Group led to a reduction in the number of staff employed by the Group in Cyprus (reduction of 81 people since 31 December 2003).

The Group's operating expenses in Greece increased by 17%. This rate of increase is significantly lower than the rate of increase of the Group's Greek operations (31% according to the growth in total assets). The Group's Greek operations are inevitably affected by economies of scale, which are expected to generate more benefits as the footings of the Group's Greek operations increase further and the branch network gradually matures. During 2004, the branch network was enhanced by the opening of 13 new branches. At the end of 2004, the Group operated 96 branches in Greece, with a target to reach 120 branches by the end of 2005.

The operating costs attributable to the other countries in which the Group operates recorded a decrease (1%) compared to 2003.

Analysis of operating expenses by geographic sector

	2004 C£ million	2003 C£ million	±%
Cyprus	145,6	133,3	+9%
Greece	64,9	55,6	+17%
United Kingdom and Australia	17,3	17,6	-1%
Total operating expenses	**227,8**	**206,5**	**+10%**

Core profit and profit before tax by line of business

The most significant part of Group profit is generated by banking operations, which contributed 92% towards Group core profit and 77% towards profit before tax for 2004. The profit before tax generated by insurance operations increased by 25% to C£10 million against 2003 and contributed 21% towards Group profit before tax.

III. Financial Footings

Total assets

Group total assets reached C£10,26 billion, recording a 13% annual increase. The total assets of the Group's Greek operations reached C£4,28 billion, registering a 31% annual increase.

Group loans and advances

Total = C£6,45 billion
Annual growth = 13%


4,00
3,00
2,00
1,00
0,00
C£ billion
0,61
2,12
2,96
0,64
2,59
3,22
2003
2004

Share:			Annual growth
Cyprus	52%	50%	9%
Greece	37%	40%	23%
UK & Australia	11%	10%	4%

Group customer deposits

Total = C£8,66 billion
Annual growth = 17%


5,00
4,00
3,00
2,00
1,00
0,00
C£ billion
0,60
2,42
4,37
0,62
3,29
4,75
2003
2004

Share:			Annual growth
Cyprus	59%	55%	9%
Greece	33%	38%	36%
UK & Australia	8%	7%	4%

Loans and advances

The Group's total loans and advances recorded a 13% annual increase and reached C£6,45 billion at 31 December 2004. This increase is mainly attributable to the significant annual growth (23%) in the loans and advances portfolio of the Group's Greek operations to C£2,59 billion. This rate of expansion is much higher than that of the Greek banking market (17%). According to the December 2004 figures published by the Bank of Greece, the market share of Bank of Cyprus Greece in respect of loans and advances was 3,69%. Operations in Greece accounted for 40% of the Group's total portfolio at the end of 2004.

With effect from 1 January 2004, stricter regulations were introduced by the Central Bank of Cyprus regarding suspension of interest income. According to the new regulations, banks cannot recognise interest income on loans and advances which are not fully secured and are more than six months in arrears, instead of more than nine months that applied up to the end of 2003. Based on the new regulations, the Group non-performing loans and advances (after suspension of interest income) at 31 December 2004 stood at 10,8% of total Group loans and advances, compared to 12,4% at 31 December 2003 (10,2% based on the regulations which were in force until the end of 2003).

Customer deposits

At 31 December 2004, total customer deposits reached C£8,66 billion recording a 17% annual increase. The customer deposits of the Group's Greek operations recorded an impressive increase (36%) and reached C£3,29 billion. This rate of expansion is much higher than the one for the Greek banking market (14%). According to the December 2004 figures published by the Bank of Greece, the market share of Bank of Cyprus Greece in respect of deposits was 3,66%.

Group capital base

The Group maintains a strong capital base, which amounted to C£927 million at 31 December 2004, marking a 7% annual increase. In 2004, Bank of Cyprus successfully completed the public issue of Capital Securities Series B in Cyprus Pounds, for a total amount of C£30 million.

The Group capital adequacy ratio at 31 December 2004 stood at 13,7%, compared to the 10% minimum required by the Central Bank of Cyprus and 8% required by the European Union Directive.

Financial Statements

Directors' Report

The Board of Directors submit to the shareholders their Report together with the audited consolidated financial statements for the year ended 31 December 2004.

Activities

The Company is the holding company of the Bank of Cyprus Group. The principal activities of the Company and its subsidiaries during the year were the provision of banking and financial services, insurance business and property and hotel business.

Results

The profit before provisions for 2004 amounts to	C£139 538	thousand
compared with profit for 2003 of	C£100 577	thousand

The profit after provisions for bad and doubtful debts and impairment of investments and after tax for 2004 amounts to	C£37 508	thousand
compared with loss for 2003 of	C£(28 803)	thousand

Dividends

The Board of Directors proposes the payment of a dividend for 2004 at 8% (4 cent per share). During the years 2003 and 2004 the Company did not pay any dividends *(Note 28)*.

Share Capital

There were no changes in the Company's share capital during the year.

Board of Directors

The members of the Board of Directors of the Company are listed on Page 2. All directors were members of the Board throughout the year 2004. On 19 May 2004, the Board of Directors of the Company elected Mr V. G. Rologis as Vice Chairman.

As from 1 January 2005, the members of the Board of Directors Messrs S. A. Triantafyllides, Chr. S. Pantzaris and E. Xenophontos do not have executive duties. The new Group Executive Management Team comprises Messrs A. Eliades, Group Chief Executive Officer, C. G. Stavrakis, Chief Executive Officer Cyprus and Deputy Group Chief Executive Officer and Y. Kypri, Group Chief General Manager.

In accordance with the Company's Articles of Association, Messrs V. G. Rologis, D. Z. Pierides, G. A. David, A. Pittas, A. Diogenous and G. M. Georgiades retire and, being eligible, offer themselves for re-election. The vacancies so created will be filled by election.

Auditors

The auditors of the Company, Ernst & Young, have signified their willingness to continue in office. A resolution for their re-appointment and remuneration will be proposed at the Annual General Meeting.

S. A. Triantafyllides
Chairman

24 February 2005

Consolidated Income Statement

for the year ended 31 December 2004

	Notes	2004 C£000	2003 C£000
Turnover	2	**691 411**	593 564
Interest income	3	**512 293**	432 436
Interest expense	4	**(266 413)**	(233 906)
Net interest income		**245 880**	198 530
Fee and commission income		**90 941**	79 518
Fee and commission expense		**(5 028)**	(4 008)
Foreign exchange income		**15 489**	14 216
Net losses on sale and revaluation of financial instruments	5	**(2 778)**	(792)
Income from insurance business	6	**18 106**	15 437
Other income	7	**4 720**	4 211
		367 330	307 112
Staff costs	8	**(138 288)**	(123 337)
Other operating expenses		**(89 504)**	(83 198)
Profit before provisions		**139 538**	100 577
Provisions for bad and doubtful debts	14	**(83 695)**	(110 190)
Profit/(loss) before provision for impairment of available-for-sale investments		**55 843**	(9 613)
Provision for impairment of available-for-sale investments	16	**(5 927)**	(7 799)
Profit/(loss) before tax	9	**49 916**	(17 412)
Tax	10	**(12 408)**	(11 391)
Profit/(loss) after tax		**37 508**	(28 803)
Basic and diluted earnings/(losses) per share (cent)	11	**8,1**	(6,5)

Consolidated Balance Sheet

as at 31 December 2004

	Notes	2004 C£000	2003 C£000
Assets			
Cash and balances with central banks	*12*	**439 314**	545 602
Placements with banks		**1 511 577**	1 325 309
Trading investments	*13*	**72 190**	142 450
Loans and advances to customers	*14*	**5 979 252**	5 279 892
Non-trading investments	*16*	**1 713 253**	1 220 469
Property and equipment	*17*	**157 531**	162 768
Intangible assets	*18*	**13 296**	15 881
Other assets	*19*	**83 291**	82 141
Prepayments and accrued income	*20*	**94 728**	98 246
		10 064 432	8 872 758
Life assurance business net assets attributable to policyholders	*21*	**195 551**	189 070
Total assets		**10 259 983**	9 061 828
Liabilities			
Amounts due to banks		**131 380**	263 234
Customer deposits and other accounts	*22*	**8 655 882**	7 390 059
Debt securities in issue	*23*	**148 612**	151 263
Other liabilities	*24*	**134 799**	128 272
Accruals and deferred income	*25*	**67 053**	75 872
		9 137 726	8 008 700
Life assurance business liabilities to policyholders	*21*	**195 551**	189 070
Subordinated loan stock	*26*	**367 593**	340 774
Equity			
Share capital	*27*	**232 385**	232 385
Share premium		**238 955**	238 955
Revaluation reserves		**54 063**	54 140
Exchange adjustments reserve		**(2 828)**	(2 379)
Retained earnings		**36 538**	183
		559 113	523 284
Total liabilities and equity		**10 259 983**	9 061 828
Contingent liabilities and commitments			
Contingent liabilities	*30*	**710 600**	689 832
Commitments	*30*	**1 184 972**	1 015 169

S. A. Triantafyllides, *Chairman*
V. G. Rologis, *Vice Chairman*

A. Eliades, *Group Chief Executive Officer*
Y. Kypri, *Group Chief General Manager*
Chr. Hadjimitsis, *Group General Manager Finance*

Consolidated Statement of Changes in Equity

for the year ended 31 December 2004

	Share capital C£000	Share premium C£000	Revaluation reserves C£000	Exchange adjustments reserve C£000	Retained earnings C£000	Total equity C£000
At 1 January 2003	218 724	218 464	38 846	(2 005)	31 991	506 020
Loss after tax	-	-	-	-	(28 803)	(28 803)
Revaluation of available-for-sale investments - debt securities	-	-	(1 189)	-	-	(1 189)
- equity shares	-	-	(10 513)	-	-	(10 513)
Fair value change of financial instruments designated as cash flow hedges	-	-	672	-	-	672
Property revaluation	-	-	20 157	-	-	20 157
Deferred tax	-	-	(3 331)	-	-	(3 331)
Transfer to the income statement of impairment loss of available-for-sale investments in equity shares	-	-	7 799	-	-	7 799
Exchange adjustments	-	-	-	(374)	-	(374)
Conversion of loan stock into shares	733	1 099	-	-	-	1 832
Exercise of Share Warrants	12 928	19 392	-	-	-	32 320
Increase in value of life assurance policies in force	-	-	3 005	-	(3 005)	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(1 306)	-	-	(1 306)
At 31 December 2003	**232 385**	**238 955**	**54 140**	**(2 379)**	**183**	**523 284**
Profit after tax	-	-	-	-	37 508	37 508
Revaluation of available-for-sale investments - treasury bills and debt securities	-	-	(6 371)	-	-	(6 371)
- equity shares	-	-	(5 201)	-	-	(5 201)
Fair value change of financial instruments designated as cash flow hedges	-	-	2 287	-	-	2 287
Deferred tax	-	-	1 185	-	-	1 185
Transfer to the income statement of impairment loss of available-for-sale investments in equity shares	-	-	7 090	-	-	7 090
Exchange adjustments	-	-	-	(449)	-	(449)
Increase in value of life assurance policies in force	-	-	2 260	-	(2 260)	-
Transfer of realised profits on disposal of property	-	-	(1 107)	-	1 107	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(220)	-	-	(220)
At 31 December 2004	**232 385**	**238 955**	**54 063**	**(2 828)**	**36 538**	**559 113**

The reserve which is available for dividend distribution is 'retained earnings'.

Consolidated Cash Flow Statement

for the year ended 31 December 2004

	Notes	2004 C£000	2003 C£000
Net cash flow from operating activities	32	**578 279**	347 481
Cash flow from investing activities			
Purchases of investments			
- treasury bills		**(296 808)**	(487 912)
- debt securities		**(1 179 547)**	(459 158)
- equity shares		**(1 095)**	(1 079)
Proceeds from sale/redemption of investments			
- treasury bills		**429 456**	458 178
- debt securities		**543 113**	330 589
- equity shares		**785**	687
Interest on treasury bills		**10 126**	8 852
Interest on debt securities		**44 546**	38 383
Dividend income from equity shares		**201**	135
Purchase of property and equipment		**(13 144)**	(14 745)
Proceeds from disposal of property and equipment		**4 182**	1 456
Purchase of intangible assets		**(3 327)**	(4 670)
Net cash flow used in investing activities		**(461 512)**	(129 284)
Cash flow from financing activities			
Issue of share capital		**-**	32 320
Issue of subordinated loan stock		**30 000**	181 215
Redemption of subordinated loan stock		**-**	(27 084)
Interest on subordinated loan stock		**(14 645)**	(11 575)
Net cash flow from financing activities		**15 355**	174 876
Net increase in cash and cash equivalents for the year	33	**132 122**	393 073

Summary of Significant Accounting Policies

The accounting policies followed in respect of items that are considered material for the results and the financial position of the Group are stated below.

Basis of preparation

The consolidated financial statements are drawn up in accordance with the provisions of the Cyprus Companies Law, the Cyprus Stock Exchange Law and Regulations and the International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board and International Accounting Standards (IAS) and interpretations approved by the International Accounting Standards Committee that remain in effect.

The preparation of the financial statements in accordance with International Financial Reporting Standards, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date as well as the income and expenses for the period under review. Actual results may vary from these estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in the income statement in the periods in which they become known.

The consolidated financial statements are expressed in Cyprus pounds (C£) and are prepared under the historical cost convention, modified to include the revaluation of freehold property, investment property, trading investments, available-for-sale investments, derivatives and designated hedged items in fair value hedges.

Basis of consolidation

The consolidated financial statements include the accounts of Bank of Cyprus Public Company Ltd (the 'Company') and all its subsidiaries and its jointly controlled company, which together are referred to as the 'Group'.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The interest in the jointly controlled company is included in the consolidated financial statements in proportion to the Group's share in the capital of the investee company (proportional consolidation).

In order to reflect the different nature of the shareholders' and policyholders' interests in the long-term life assurance business, the value of long-term life assurance business attributable to shareholders and the assets and liabilities attributable to policyholders are classified under separate headings in the consolidated balance sheet.

All intercompany transactions and balances are eliminated on consolidation.

Foreign currency translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences arising on translation are taken to the income statement, with the exception of differences on foreign currency liabilities that provide a hedge against a net investment in a foreign entity. These are taken directly to the exchange adjustments reserve until the disposal of the net investment, at which time they are transferred to the income statement.

Foreign currency translation *(continued)*
The assets and liabilities of overseas subsidiaries and branches are translated at the rate of exchange ruling at the balance sheet date. The income statements of overseas subsidiaries and branches are translated using the average exchange rates for the year. The exchange differences arising on the retranslation are taken directly to the exchange adjustments reserve. On disposal of a foreign entity, accumulated exchange differences are recognised in the income statement as a component of the gain or loss on disposal.

Segmental reporting
The Group is organised by business segment which is also the primary format for segmental reporting. Each business segment provides products or services which are subject to risks and returns that are different to those of other business segments. The geographic segments cover products or services which are subject to risks and returns that are different from those of components operating in other economic environments.

Turnover
Group turnover comprises gross interest income, fee and commission income, foreign exchange income, gross insurance premiums, turnover of property and hotel business and other income.

Interest, fees and commissions
Interest income is recognised in the income statement on an accruals basis.

As from 1 January 2004, in accordance with the Central Bank of Cyprus regulations, interest and similar income from the following sources is not recognised in the income statement but is credited to a balance sheet suspense account: (a) advances that are more than six months in arrears and are not fully secured, (b) overdraft accounts that are in excess of their credit limit and are not fully secured at the date of calculation of the accrued interest, to the extent that the accrued interest or other income is not covered by the total of the amounts credited in the account during the previous six months, and (c) advances for which a provision for impairment loss has been made. During 2003 the same rules regarding the suspension of income were applicable, but the relevant arrears/excess period was nine months, instead of six months which were applicable in 2004.

Interest and other income credited to a balance sheet suspense account, is transferred to the income statement only when collected.

Fee and commission income is recognised on the basis of work done to match the cost of providing the service and those in respect of credit risk are recognised in the income statement, on a systematic basis over the period of the exposure.

Life assurance business
Income from long-term life assurance business, including the provision of life, health and accident assurance, consists of: (a) any surplus from the operations that is attributed to the shareholders including investment management fees and other expenses charged to the long-term business funds, and (b) the change in the present value of the net future income from the insurance contracts in force. The change in the present value of in-force business is determined on a post tax basis. For presentation purposes, the change in value is grossed up at the underlying rate of tax.

Staff costs and other operating expenses are included in the relevant captions of the income statement.

All premiums, income from investments, claims of policyholders, selling expenses and the change in actuarial liabilities are accounted for within the related long-term business funds. Any surplus or deficit from assurance business, which is determined on the basis of an annual actuarial valuation, is distributed to the policyholders and the shareholders in accordance with the terms of the insurance contracts.

General insurance business

Income from general insurance business in the income statement is the net amount of the gross insurance premiums less reinsurance premiums, net claims and agents' commissions, and the increase/decrease in insurance business funds. Staff costs and other operating expenses are included in the relevant captions of the income statement. Premium income is recognised during the period in which insurance cover is provided to the customer. Reinsurance premiums are recognised on the same basis as the related premium income.

A provision is made for the estimated cost of claims notified but not settled and claims incurred but not reported at the balance sheet date. The provision for the cost of claims notified but not settled is based upon a best estimate of the cost of settling the outstanding claims after taking into account all known facts, recent past experience and assumptions about the future development of the outstanding cases. The provision for claims incurred but not reported at the balance sheet date and the equalisation reserve relating to the credit insurance business, are calculated in accordance with the relevant legislative requirements.

Recognition of income and expenses on sales of property

Income and expenses on sales of property for which construction has been completed are recognised in the income statement on the date of sale.

Property sold prior to completion is accounted for using the percentage of completion method, when the risks and rewards arising from the sales contract are transferred to the buyer and the outcome of the project can be reliably measured. Contract revenue is matched with the contract costs resulting in reporting net income which can be attributed to the proportion of the work completed, calculated according to the ratio of actual contract costs incurred to the total estimated cost of completion of each contract. Costs incurred for property under construction for which no corresponding income is recognised, are classified as 'property held for sale' and are included in the balance sheet under other assets.

Loans and advances to customers

Loans and advances, originated by providing money directly to the borrowers, are measured initially at cost, being the fair value of the consideration given including transaction costs. Loans and advances are subsequently measured at amortised cost using the effective yield method.

Loans and advances to customers are stated net of provisions for bad and doubtful debts. Loans and advances are written off to the extent that there is no realistic prospect of recovery.

The collectability of loans and advances to individually significant customers is evaluated based on the individual customer's overall financial condition, resources and payment record, the prospect of support from any creditworthy guarantors and the realisable value of any collateral.

A loan is considered as impaired when management determines that it is probable that the Group will not be able to collect all amounts due according to the original contractual terms, unless such loans are secured or other factors exist where the Group expects that all amounts due will be received.

When a loan has been classified as impaired, the carrying amount of the loan is reduced to the estimated recoverable amount, being the present value of expected future cash flows, including amounts recoverable from guarantees and collaterals, discounted at the original effective interest rate of the loan.

Loans and advances to customers *(continued)*
For certain homogeneous loan portfolios, such as consumer credit and the credit card portfolio, provisions are calculated after a collective assessment of the whole portfolio, having regard to a number of factors such as the level of watchlist or potential problem debts, the time period for which amounts are overdue, the prevailing economic climate and prior period loss rates.

Impaired loans are monitored continuously and are reviewed for provision purposes every six months. Any subsequent changes to the estimated recoverable amounts and timing of the expected future cash flows, are compared to the prior estimates and any difference arising results in a corresponding charge/credit in the income statement. A provision for an impaired loan is reversed only when the credit quality has improved to such extent that there is reasonable assurance that all principal and interest according to the original terms of the loan will be collected timely.

Leasing and hire purchase transactions
Assets leased to customers are classified as finance leases if the lease agreement transfers substantially all of the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Income from both finance and operating leases is credited to the income statement in proportion to the net cash invested so as to give a constant rate of return over each period after taking account of tax. Income from hire purchase transactions is credited to the income statement using the sum of the digits method. In those cases where the Group is the lessee, operating lease costs are charged to the income statement on a straight line basis over the life of the lease.

Trading and non-trading investments
All investments are initially recognised at cost, being the fair value of the consideration given including acquisition costs associated with the investment. Investments are classified into three categories: held-to-maturity, available-for-sale and held-for-trading. Investments held-to-maturity and available-for-sale are classified on the balance sheet as non-trading investments. Management determines the appropriate classification at the time of purchase.

Investments with fixed maturity, where the Group has both the intent and the ability to hold to maturity, are classified as held-to-maturity.

Investments intended to be held for an indefinite period of time and may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices are classified as available-for-sale.

Investments which were either acquired for generating a profit from short-term fluctuations in price or are included in a portfolio in which a pattern of short-term profit taking exists, regardless of why they were acquired, are classified as held-for-trading.

Held-to-maturity investments are carried at amortised cost, which is calculated by taking into account acquisition cost, any unamortised discount or premium and any provision for impairment.

Available-for-sale investments are measured at fair value, based on quoted bid prices for listed securities. The fair value of unlisted securities is estimated using appropriate models and valuation methods and/or on the basis of the investee's financial results, conditions and prospects compared to similar companies for which quoted market prices are available.

Trading and non-trading investments *(continued)*
Gains and losses arising from changes in the fair value of available-for-sale investments are recognised in equity. In case of sale or impairment, the profit or loss recognised in equity is transferred to the income statement.

Investments held-for-trading are measured at fair value based on quoted bid prices. All related realised and unrealised gains and losses are recognised in the income statement.

An investment is considered as impaired if its carrying value exceeds the recoverable amount. Available-for-sale investments are considered as impaired if the decline in the fair value is of such a magnitude that recovery of the cost value cannot be reasonably expected within the foreseeable future. The amount of the impairment loss is the difference between cost/impaired value and fair value.

The amount of the impairment loss for investments held-to-maturity is the difference between the carrying amount of the investment and the present value of expected future cash flows discounted at the original effective interest rate of the investment.

Impairment losses on investments in treasury bills, debt securities and equity shares previously recognised in the income statement are also reversed in the income statement.

All regular way purchases and sales of investments are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. All other purchases and sales are recognised as derivative forward contracts until settlement.

Interest earned on treasury bills and debt securities is reported as interest income in the period in which the investments are held. Dividend income from equity shares is recognised when the right to receive the payment is established.

Long-term life assurance business
The Group accounts for its interest in long-term life assurance business using the embedded value basis of accounting.

The embedded value comprises the net assets of the life assurance subsidiary, including any surplus retained within the long-term business funds which could be transferred to the shareholders, and the present value of the in-force business. The value of the in-force business is calculated by projecting the future surpluses and other net cash flows attributable to the shareholders arising from business written at the balance sheet date, using appropriate economic and actuarial assumptions, and discounting the result at a rate which reflects the shareholders' overall risk premium attributable to this business.

The assets held within the long-term business funds are legally owned by the life assurance company, however, the shareholders will only benefit from ownership of these assets to the extent that surpluses are declared or from other cash flows attributable to the shareholders. Reflecting the different nature of these assets, they are classified separately on the consolidated balance sheet as 'Life assurance business net assets attributable to policyholders', with a corresponding liability to the policyholders also shown as 'Life assurance business liabilities to policyholders'. Investments held within the long-term business funds are measured on the following basis: Equity shares and debt securities held for unit linked funds are measured in accordance with policy terms at fair value, investment properties are measured at fair value based on valuations carried out by independent valuers at the balance sheet date, and mortgages and other loans are measured at amortised cost less any provision for impairment.

Summary of Significant Accounting Policies

Property, equipment and computer software

Owner-occupied property is property held by the Group for use in the supply of services or for administrative purposes, whereas investment property is property held by the Group to earn rentals and/or for capital appreciation. If a property of the Group includes a portion that is owner-occupied and another portion that is held to earn rentals or for capital appreciation, the classification is based on whether or not these portions can be sold separately. If the portions cannot be sold separately, the whole property is classified as owner-occupied property unless the owner-occupied portion is insignificant. The classification of property is reviewed on a regular basis to account for major changes in its use.

Owner-occupied property is originally measured at cost and subsequently at fair value less accumulated depreciation. Valuations are carried out periodically by independent qualified valuers. Depreciation is calculated on the revalued amount less the estimated residual value of buildings on a straight line basis over the estimated useful life of 35 to 67 years. On disposal of freehold land and buildings, the relevant revaluation reserve balance is transferred to retained earnings.

Investment property is measured at fair value as at the balance sheet date. Gains or losses arising from changes in fair value are included in the income statement in the period in which they arise. The valuations are carried out by independent qualified valuers.

The cost of adapting/improving leasehold property is amortised over 5 years or the period of the lease if this does not exceed 5 years.

Property held for sale, including foreclosed property, is carried at the lower of cost or recoverable amount and is included in other assets.

Equipment and computer software are measured at cost less accumulated depreciation. Depreciation of equipment is calculated on a straight line basis over its estimated useful life of 5 to 10 years. Depreciation of computer software is calculated on a straight line basis over its estimated useful life of 3 to 5 years.

Goodwill and licence fees

Goodwill represents the excess of the cost of the acquisition over the fair value of the Group's share of identifiable net assets of a subsidiary, associate or joint venture at the date of acquisition. Goodwill is amortised on a straight line basis over its estimated useful economic life, up to a maximum of 10 years.

Licence fees are measured at cost less accumulated amortisation. Amortisation is calculated on a straight line basis over the estimated useful life of the asset, up to a maximum of 10 years.

At each balance sheet date, goodwill and license fees are reviewed for evidence of impairment when events or changes in circumstances indicate that the carrying value may not be recovered. A write-down is made if the carrying amount exceeds the recoverable amount.

Subordinated loan stock and debt securities in issue

Subordinated loan stock and debt securities in issue are initially measured at cost, being the fair value of the consideration received net of any issue costs. They are subsequently measured at amortised cost using the effective yield method, to amortise cost at inception to the redemption value over the period to the earliest date that the Company can redeem the subordinated loan stock and the debt securities in issue.

Subordinated loan stock and debt securities in issue *(continued)*
Debt instruments issued by the Company and held for trading purposes are treated as a redemption of debt. Gains or losses on redemption are recognised if the repurchase price of the debt was different from its carrying value at the date of repurchase. Subsequent sales of own debt instruments in the market are treated as debt re-issuance.

Interest on subordinated loan stock and debt securities in issue is included in interest expense.

Provisions for pending litigation or claims
Provisions for pending litigation or claims against the Group are made when: (a) there is a present obligation (legal or constructive) arising from past events, (b) its settlement is expected to result in an outflow of resources embodying economic benefits, and (c) a reliable estimate of the amount of the obligation can be made.

Derivatives and hedge accounting
Derivative financial instruments include forward foreign exchange contracts, currency and interest rate swaps, equity linked swaps, options and other derivative financial instruments.

Derivatives are initially recognised in the balance sheet at cost (including transaction costs) and are subsequently measured at fair value. Fair values are estimated using quoted market prices, discounted cash flow models and options pricing models, as appropriate.

Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in fair value of derivatives held for trading are recognised in the income statement.

The Group also uses derivative financial instruments to hedge risks associated with interest rate and exchange rate fluctuations. The Group applies either fair value or cash flow hedge accounting for derivatives when the specified criteria for hedge accounting are met. Where hedge accounting criteria are not met, gains or losses arising from changes in the fair value of derivatives are recognised in the income statement.

In relation to fair value hedges which meet the criteria for hedge accounting, any gain or loss from the revaluation of the hedging instrument at fair value is recognised in the income statement. Gains or losses on the revaluation of hedged items attributable to the hedged risk are adjusted against the carrying amount of the hedged items and are also recognised in the income statement.

In relation to cash flow hedges which meet the criteria for hedge accounting, the portion of the gain or loss on the revaluation of the hedging instrument that is determined to be an effective hedge is recognised in equity and the ineffective portion is recognised in the income statement. For cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged transaction affects the net profit and loss.

Hedge accounting is discontinued when the hedged item expires or is sold, terminated or exercised, or the hedge no longer qualifies for hedge accounting. If a hedging transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

Derivatives and hedge accounting *(continued)*
In some cases, a derivative may be part of a hybrid instrument that includes both a derivative and a host contract. This is known as an embedded derivative. An embedded derivative is separated from the host contract and accounted for as a stand alone derivative instrument if and only if the following conditions are met: (a) the host contract is not carried at fair value with changes in fair value reported in the income statement, (b) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, and (c) the embedded derivative meets the definition of a derivative.

Retirement benefits
The Group operates several defined benefit retirement plans, including retirement plans which require the payment of contributions to separately administered funds (funded schemes).

The cost of providing benefits is estimated separately for each plan using the Projected Unit Credit Method of actuarial valuation.

Actuarial gains and actuarial losses are recognised as income or expense if the net cumulative unrecognised gains or losses at the end of the previous reporting period exceed the greater of 10% of the present value of the defined benefit obligation of the plan and 10% of the fair value of any plan assets at that date. The portion of the actuarial gains and losses to be recognised is the excess amount determined above, divided by the expected average remaining working lives of the employees participating in the plan.

The cost of providing benefits under defined contribution and early retirement schemes is recognised in the income statement on an accruals basis.

Taxation on income
Taxation on income is provided in accordance with the fiscal regulations and rates, which apply in the countries where the Group carries on its operations and is recognised as an expense in the period in which the income arises. Deferred tax is provided using the liability method.

Deferred income tax liabilities are recognised for all taxable temporary differences between the tax bases of assets and liabilities and their carrying amounts at the balance sheet date for financial reporting purposes, which will result in taxable amounts in future periods.

Deferred income tax assets are recognised for all deductible temporary differences and carry-forward of unutilised tax losses to the extent that it is probable that taxable profit will be available, against which the deductible temporary differences and carry-forward of unutilised tax losses can be utilised. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Current and deferred tax assets and liabilities are offset when they arise from the same tax reporting entity and relate to the same tax authority and when the legal right to offset exists.

Summary of Significant Accounting Policies

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents consist of cash, balances with central and other banks and other securities that are readily convertible into known amounts of cash or are repayable within three months of the date of their acquisition.

Comparative amounts

Certain comparative amounts were reclassified to conform with changes in presentation in the current year. Such reclassifications had no impact on Group profit, total assets or equity.

Notes to the Financial Statements

1. Corporate information

The consolidated financial statements of the Bank of Cyprus Group for the year ended 31 December 2004 were authorised for issue in accordance with a resolution of the Board of Directors on 24 February 2005.

On 19 May 2004, the Extraordinary General Meeting of the shareholders of Bank of Cyprus Ltd approved the change of the Company's name to Bank of Cyprus Public Company Ltd. The change of the Company's name was recorded on the Cyprus Register of Companies on 12 July 2004.

Bank of Cyprus Public Company Ltd is the holding company of the Bank of Cyprus Group. The principal activities of the Company and its subsidiary companies during the year were the provision of banking and financial services, insurance business and property and hotel business.

The Company was incorporated as a limited liability company in 1930 under the Cyprus Company Law 18 of 1922 and is a public company under the Cyprus Stock Exchange Laws and Regulations and the Income Tax law of Cyprus.

2. Segmental analysis

The Group has three principal business segments: banking and financial services, life and general insurance business and property and hotel business.

The Group's business is mainly conducted in three geographic segments: (a) Cyprus, (b) Greece, and (c) other countries, primarily the United Kingdom and Australia.

Generally, pricing between the different segments is based on market rates.

The analysis by geographic segment is based on the location of the office recording the transaction.

Even though the activities of some of the Group companies are interdependent, the analysis by business and geographic segment is presented without adjustments for the cost of the net investment, the allocation of the benefit of earnings on the Group's capital and for Group head office expenses, as such adjustments would inevitably be subjective.

The primary reporting format is by business segment.

2. Segmental analysis *(continued)*

Business segments

	Banking and financial services C£000	Insurance business C£000	Property and hotel business C£000	Total C£000
2004				
Turnover	621 282	65 632	4 497	**691 411**
Profit before tax				
As per the income statement	38 521	10 215	1 180	**49 916**
Provision for impairment of available-for-sale investments	5 841	86	-	**5 927**
Provisions for bad and doubtful debts	83 695	-	-	**83 695**
Profit before provisions	128 057	10 301	1 180	**139 538**
Assets	9 960 042	280 737	31 045	**10 271 824**
Inter-segment assets				**(11 841)**
Total assets				**10 259 983**
Liabilities	9 468 322	234 385	11 416	**9 714 123**
Inter-segment liabilities				**(13 253)**
Total liabilities				**9 700 870**
Capital expenditure	16 006	389	76	**16 471**
Depreciation and amortisation	18 619	655	204	**19 478**
2003				
Turnover	528 498	60 934	4 132	**593 564**
(Loss)/profit before tax				
As per the income statement	(27 287)	8 185	1 690	**(17 412)**
Provision for impairment of available-for-sale investments	7 788	11	-	**7 799**
Provisions for bad and doubtful debts	110 190	-	-	**110 190**
Profit before provisions	90 691	8 196	1 690	**100 577**
Assets	8 779 459	261 503	30 427	**9 071 389**
Inter-segment assets				**(9 561)**
Total assets				**9 061 828**
Liabilities	8 321 527	218 566	11 776	**8 551 869**
Inter-segment liabilities				**(13 325)**
Total liabilities				**8 538 544**
Capital expenditure	18 781	463	171	**19 415**
Depreciation and amortisation	18 305	557	205	**19 067**

2. Segmental analysis *(continued)*

Geographic segments

	Cyprus C£000	Greece C£000	Other countries C£000	Total C£000
2004				
Turnover	437 956	217 723	56 441	**712 120**
Inter-segment turnover, mainly interest	(14 568)	(4 319)	(1 822)	**(20 709)**
Turnover with third parties	423 388	213 404	54 619	**691 411**
Profit before tax				
As per the income statement	13 301	24 841	11 774	**49 916**
Provision for/(reversal of) impairment of available-for-sale investments	6 250	-	(323)	**5 927**
Provisions for bad and doubtful debts	59 741	24 245	(291)	**83 695**
Profit before provisions	79 292	49 086	11 160	**139 538**
Assets	5 651 794	4 276 576	1 017 766	**10 946 136**
Inter-segment assets				**(686 153)**
Total assets				**10 259 983**
Capital expenditure	8 119	7 604	748	**16 471**
2003				
Turnover	378 930	180 086	48 425	**607 441**
Inter-segment turnover, mainly interest	(10 279)	(3 348)	(250)	**(13 877)**
Turnover with third parties	368 651	176 738	48 175	**593 564**
(Loss)/profit before tax				
As per the income statement	(40 528)	22 459	657	**(17 412)**
Provision for impairment of available-for-sale investments	3 591	-	4 208	**7 799**
Provisions for bad and doubtful debts	87 335	19 362	3 493	**110 190**
Profit before provisions	50 398	41 821	8 358	**100 577**
Assets	5 325 644	3 277 632	954 808	**9 558 084**
Inter-segment assets				**(496 256)**
Total assets				**9 061 828**
Capital expenditure	11 993	6 920	502	**19 415**

3. Interest income

	2004 C£000	2003 C£000
Loans and advances to customers	**410 417**	339 466
Placements with banks	**47 204**	45 735
Treasury bills	**10 126**	8 852
Debt securities	**44 546**	38 383
	512 293	432 436

4. Interest expense

	2004 C£000	2003 C£000
Customer deposits and other accounts	**244 810**	215 048
Amounts due to banks	**3 027**	6 940
Subordinated loan stock and debt securities in issue	**18 576**	11 918
	266 413	233 906

5. Net losses on sale and revaluation of financial instruments

	2004 C£000	2003 C£000
Losses from trading portfolio		
- equity shares	**(510)**	(335)
- debt securities	**(1 605)**	(466)
- derivatives	**(768)**	(1 424)
Gains on sale of available-for-sale investments	**241**	1 297
(Losses)/gains on revaluation of financial instruments designated as fair value hedges	**(136)**	136
	(2 778)	(792)

6. Income from insurance business

	2004 C£000	2003 C£000
Life assurance business	**10 653**	11 319
General insurance business	**7 453**	4 118
	18 106	15 437

Income from long-term life assurance business consists of: (a) the surplus from operations attributable to the shareholders including investment management fees and other expenses charged to the long-term business funds, and (b) the change in the present value of the net future income from the in-force business before the provision for tax.

Income from general insurance business is the net amount of the gross insurance premiums less reinsurance premiums, net claims and agents' commissions, and the increase/decrease in insurance business funds.

Staff costs and other operating expenses are included of the relevant captions of the income statement.

7. Other income

	2004 C£000	2003 C£000
Dividend income from equity shares	**201**	135
Profit on disposal of property held for sale	**2 359**	1 951
Rental income from investment property	**35**	24
Other income	**2 125**	2 101
	4 720	4 211

8. Staff costs

	2004 C£000	2003 C£000
Salaries and employer's contribution	**113 976**	103 737
Retirement benefit plan costs	**24 312**	19 600
	138 288	123 337

The number of persons employed by the Group as at 31 December 2004 was 5 890 (2003: 5 703).

Retirement benefit plan costs

	2004 C£000	2003 C£000
Programmes		
Defined benefit plans	**21 953**	17 929
Defined contribution plans	**394**	599
Early retirement plans	**1 965**	1 072
	24 312	19 600

The Group operates several retirement benefit plans covering substantially all its employees. The majority of the plans are funded and their assets are held in separately administered funds.

The main retirement scheme is a defined benefit plan for the Group's permanent employees in Cyprus, representing 54,4% of total Group staff. The plan provides for lump sum payments on retirement or death in service, calculated with reference to the length of service and the average salary during the last 30-36 months before retirement. A small number of staff have the option to receive part or the whole of their entitlement by way of a pension for life.

The net present value of the obligations under the main plan is estimated annually using the Projected Unit Credit Method of actuarial valuation, carried out by independent actuaries. The principal actuarial assumptions used for the valuations at 31 December 2004 and 2003 were as follows:

Discount rate	**6,0%**
Expected rate of return on plan assets	**6,0%**
Future salary increases	**7,5%**

The terms of the retirement plans of employees in Greece, the United Kingdom and other countries and the respective actuarial assumptions reflect the economic conditions prevailing in these countries.

8. Staff costs *(continued)*

The results of the actuarial valuations for all the defined benefit plans of the Group are as set out below:

	2004 C£000	2003 C£000
Net present value of funded obligations	233 640	224 584
Fair value of plan assets	(129 508)	(108 766)
	104 132	115 818
Net present value of unfunded obligations	2 176	1 697
Unrecognised actuarial losses	(103 846)	(115 718)
Net liability of retirement benefit plans *(Note 24)*	2 462	1 797

The cumulative unrecognised actuarial losses resulted mainly from prior changes in the discount rate and the negative actual return on the assets of the retirement benefit plans.

The assets held by the funded plans include securities issued by Bank of Cyprus Public Company Ltd, the fair value of which is as follows:

	2004 C£000	2003 C£000
Ordinary shares	45 877	38 814
Loan stock	12 822	11 760
	58 699	50 574

The amounts recognised in the income statement in relation to the defined benefit plans are as follows:

	2004 C£000	2003 C£000
Current service cost	12 251	10 142
Interest expense	11 811	10 621
Expected return on plan assets	(6 581)	(6 081)
Actuarial loss	4 472	3 247
	21 953	17 929
Actual positive/(negative) return on plan assets	8 909	(1 468)

9. Profit/(loss) before tax

	2004 C£000	2003 C£000
Profit/(loss) before tax is stated after crediting/(charging):		
Change in fair value of investment property	**(328)**	(212)
Profit on disposal of property and equipment and write-offs of intangible assets	**562**	441
Interest on subordinated loan stock	**(14 645)**	(11 575)
Operating lease rentals for land and buildings	**(7 444)**	(6 225)
Depreciation of property and equipment	**(13 664)**	(13 124)
Amortisation of computer software and licence fees	**(5 697)**	(5 826)
Amortisation of goodwill arising on consolidation of subsidiary company	**(117)**	(117)
Auditors' remuneration	**(451)**	(424)
Directors' emoluments:		
Executives		
Fees: - 2004	**(60)**	-
- 2003	**(23)**	(37)
Emoluments in executive capacity	**(379)**	(370)
Non executives		
Fees	**(202)**	(144)

During 2004 the emoluments of three executive directors (excluding payments relating to 2003) were in the range of C£100 thousand to C£150 thousand each (2003: C£100 thousand to C£150 thousand each).

A provision of C£1100 thousand has been made in the current and prior years in respect of amounts payable to three directors, in accordance with their terms of employment, following their retirement from executive duties on 31 December 2004. One director will also receive an amount of C£471 thousand from his participation in the Staff Provident Fund/Retirement Scheme.

10. Tax

	2004 C£000	2003 C£000
Corporation tax:		
- Cyprus	1 491	1 161
- overseas	11 100	12 004
Cyprus defence contribution	39	67
Deferred tax	(1 764)	(2 466)
Adjustments for prior year taxes	1 542	625
	12 408	11 391

The reconciliation between the tax expense and the profit/(loss) before tax, as estimated using the current tax rates in Cyprus, is set out below:

	2004 C£000	2003 C£000
Profit/(loss) before tax	49 916	(17 412)
Tax at the normal tax rates in Cyprus	7 374	(1 141)
Tax effect of:		
- expenses not deductible for tax purposes	1 093	4 626
- income not subject to tax	(1 548)	(635)
- difference between overseas tax rates and Cyprus tax rates	4 952	7 916
	11 871	10 766
Effect of the decrease of Cyprus corporation tax rates from 15% to 10% after 2004	(1 005)	-
Adjustments for prior year taxes	1 542	625
	12 408	11 391

Corporation tax in Cyprus is calculated at the rate of 10% on taxable income up to C£1 million and at 15% on taxable income over C£1 million.

For life assurance business there is a minimum tax charge of 1,5% on gross premiums.

As from 1 January 2003, the defence contribution on profits has been abolished. The rate of defence contribution on rental income is 3%.

At 31 December 2004 the accumulated tax losses amount to C£21 665 thousand (2003: losses of C£34 248 thousand). Tax losses were partly utilised against the taxable profit of year 2004. It is expected that the remaining tax losses will be utilised against future taxable profits.

An additional tax charge of about C£5,1 million will arise in the event of distribution of the total undistributed profits of overseas branches.

11. Basic and diluted earnings/(losses) per share

	2004	2003
Basic and diluted earnings/(losses) per share		
Profit/(loss) after tax (C£ thousand)	**37 508**	(28 803)
Weighted average number of shares in issue during the year (thousand)	**464 771**	442 598
Basic and diluted earnings/(losses) per share (cent)	**8,1**	(6,5)

At 31 December 2004 and 2003 there were no potentially dilutive ordinary shares.

12. Cash and balances with central banks

Balances with central banks include obligatory deposits for liquidity purposes which amount to C£343 268 thousand (2003: C£361 117 thousand).

13. Trading investments

	2004 C£000	2003 C£000
Debt securities	**67 980**	139 403
Equity shares	**1 906**	2 703
Mutual funds	**2 304**	344
	72 190	142 450
Debt securities		
Cyprus government	**67 442**	138 360
Local authorities	**280**	775
Cyprus public companies	**258**	268
	67 980	139 403
Repayable		
Within one year	**-**	499
Between one and five years	**67 868**	138 509
After five years	**112**	395
	67 980	139 403
Listed on the Cyprus Stock Exchange	**67 700**	138 628
Unlisted certificates of deposit and bank and local authority bonds	**280**	775
	67 980	139 403
Equity shares		
Listed on the Cyprus Stock Exchange	**1 864**	2 518
Unlisted	**42**	185
	1 906	2 703

14. Loans and advances to customers

	2004 C£000	2003 C£000
Loans and other advances	**5 808 403**	5 207 646
Hire purchase and finance lease debtors *(Note 15)*	**641 883**	481 485
Gross loans and advances to customers	**6 450 286**	5 689 131
Provisions for bad and doubtful debts	**(471 034)**	(409 239)
	5 979 252	5 279 892
By economic activity		
Trade	**1 068 278**	1 060 822
Manufacturing	**374 669**	366 170
Tourism	**581 679**	533 779
Property and construction	**818 393**	758 903
Personal, home loans and professional	**3 227 385**	2 662 810
Other sectors	**379 882**	306 647
	6 450 286	5 689 131
By geographic segment		
Cyprus	**3 220 243**	2 962 946
Greece	**2 594 527**	2 116 560
United Kingdom	**522 527**	514 861
Australia	**112 989**	94 764
	6 450 286	5 689 131

Provisions for bad and doubtful debts

	Provisions C£000	Suspended income C£000	Total C£000
2004			
At 1 January	287 484	121 755	**409 239**
Exchange adjustments	(730)	(135)	**(865)**
Applied in writing off advances	(32 884)	(18 819)	**(51 703)**
Suspended income for the year net of current year's collections	-	42 432	**42 432**
Collection of prior years' suspended income	-	(11 764)	**(11 764)**
Charge for the year	83 695	-	**83 695**
At 31 December	**337 565**	**133 469**	**471 034**
2003			
At 1 January	187 203	89 700	**276 903**
Exchange adjustments	664	118	**782**
Applied in writing off advances	(10 573)	(345)	**(10 918)**
Suspended income for the year net of current year's collections	-	37 121	**37 121**
Collection of prior years' suspended income	-	(4 839)	**(4 839)**
Charge for the year	110 190	-	**110 190**
At 31 December	**287 484**	**121 755**	**409 239**

14. Loans and advances to customers *(continued)*

Loans and advances to customers include loans and advances net of provisions and suspended income of C£343 336 thousand (2003: C£279 605 thousand) for which income is suspended.

The basis of calculation of loans and advances for which income is suspended has been revised as from 1 January 2004 as stated in the Summary of Significant Accounting Policies.

The fair value of loans and advances is approximately equal to the amount as shown on the balance sheet after the deduction of the provisions for bad and doubtful debts.

15. Hire purchase and finance lease debtors

	2004 C£000	2003 C£000
Gross investment in hire purchase and finance leases	**786 016**	572 928
Unearned finance income	**(144 133)**	(91 443)
Present value of minimum hire purchase and finance lease payments	**641 883**	481 485
Repayable		
Within one year	**110 536**	128 065
Between one and five years	**541 685**	362 669
After five years	**133 795**	82 194
Gross investment in hire purchase and finance leases	**786 016**	572 928
Repayable		
Within one year	**110 115**	125 121
Between one and five years	**436 527**	295 828
After five years	**95 241**	60 536
Present value of minimum hire purchase and finance lease payments	**641 883**	481 485

The provisions for bad and doubtful debts relating to the total value of the hire purchase and finance lease debtors at 31 December 2004 was C£32 453 thousand (2003: C£26 054 thousand) and are included in the total provisions for bad and doubtful debts *(Note 14)*.

Under hire purchase contracts, the hirer: (a) pays a nominal fee at the end of the hire purchase term in exchange for the right to purchase the goods, (b) makes monthly payments which include hire purchase fees on all the amounts outstanding, and (c) is responsible for any loss or damage incurred to the goods concerned.

Under finance lease contracts: (a) the lessee takes over the items under the lease for the rental period and makes payments throughout the lease term covering the rentals and any other amounts that are payable under the terms of the contract, (b) the rentals and other amounts payable are subject to interest and include leasing fees and Value Added Tax, (c) the lessee undertakes to maintain the items in good condition and to compensate the owner for any damage or loss incurred, and (d) upon the expiry of the contract, the lessee can either return the items to their owner or continue to pay a nominal annual fee in exchange for the right to continue to use the items.

16. Non-trading investments

	Available-for-sale		Held-to-maturity		Total	
	2004	2003	2004	2003	2004	2003
	C£000	C£000	C£000	C£000	C£000	C£000
Treasury bills	34 335	-	102 941	261 348	137 276	261 348
Debt securities	1 379 172	924 088	168 693	2 997	1 547 865	927 085
Equity shares	28 112	32 036	-	-	28 112	32 036
	1 441 619	956 124	271 634	264 345	1 713 253	1 220 469
Treasury bills						
Cyprus government	23 939	-	102 941	261 348	126 880	261 348
Other governments	10 396	-	-	-	10 396	-
	34 335	-	102 941	261 348	137 276	261 348
Debt securities						
Cyprus government	236 457	78 123	-	-	236 457	78 123
Other governments	401 148	319 168	-	-	401 148	319 168
Local authorities	879	679	-	-	879	679
Banks and other organisations	739 404	524 820	168 693	2 997	908 097	527 817
Cyprus public companies	1 284	1 298	-	-	1 284	1 298
	1 379 172	924 088	168 693	2 997	1 547 865	927 085
Repayable						
Within one year	78 968	82 135	168 436	2 734	247 404	84 869
Between one and five years	1 210 676	737 146	257	-	1 210 933	737 146
After five years	89 528	104 807	-	263	89 528	105 070
	1 379 172	924 088	168 693	2 997	1 547 865	927 085
Listed on the Cyprus Stock Exchange	233 501	71 242	-	-	233 501	71 242
Listed on European stock exchanges	1 144 154	851 867	257	2 997	1 144 411	854 864
Unlisted certificates of deposit and bank and local authority bonds	1 517	979	168 436	-	169 953	979
	1 379 172	924 088	168 693	2 997	1 547 865	927 085
Geographical dispersion by country of issuer						
Cyprus	238 921	80 404	-	-	238 921	80 404
Greece	271 404	277 825	-	-	271 404	277 825
United Kingdom and Ireland	186 522	174 511	12 635	2 734	199 157	177 245
France	91 918	56 982	35 801	-	127 719	56 982
Germany	58 562	48 830	78 042	263	136 604	49 093
Other European countries	258 182	120 914	42 215	-	300 397	120 914
USA and Canada	154 448	114 510	-	-	154 448	114 510
Australia	83 725	50 112	-	-	83 725	50 112
Other countries	4 244	-	-	-	4 244	-
Multinational organisations	31 246	-	-	-	31 246	-
	1 379 172	924 088	168 693	2 997	1 547 865	927 085
Equity shares						
Listed on the Cyprus Stock Exchange	12 061	14 681	-	-	12 061	14 681
Listed on European stock exchanges	1 583	1 876	-	-	1 583	1 876
Unlisted	14 468	15 479	-	-	14 468	15 479
	28 112	32 036	-	-	28 112	32 036

16. Non-trading investments *(continued)*

Treasury bills and debt securities

The movement for the year 2004 in treasury bills and debt securities is summarised below:

	Treasury bills		Debt securities	
	Available-for-sale C£000	Held-to-maturity C£000	Available-for-sale C£000	Held-to-maturity C£000
At 1 January 2004	-	261 348	924 088	2 997
Exchange adjustments	(428)	-	(62 407)	(7 337)
Additions	34 914	261 894	1 041 143	200 811
Disposals	-	-	(252 390)	-
Redemptions	-	(429 456)	(262 476)	(28 243)
Change in fair value	107	-	(3 260)	-
Amortisation of premiums/discounts	(258)	9 155	(5 526)	465
As 31 December 2004	**34 335**	**102 941**	**1 379 172**	**168 693**

Held-to-maturity treasury bills include obligatory placements for liquidity purposes of C£38 890 thousand (2003: C£77 767 thousand).

The fair value of held-to-maturity investments is summarised below:

	2004 C£000	2003 C£000
Treasury bills	**103 022**	261 260
Debt securities	**168 632**	3 023
	271 654	264 283

Equity shares

The movement for the year 2004 in available-for-sale investments in equity shares is summarised below:

	Cost less impairment C£000	Revaluation C£000	Book value C£000
At 1 January 2004	32 771	(735)	32 036
Exchange adjustments	(70)	(143)	(213)
Additions	1 095	-	1 095
Disposals	(719)	(49)	(768)
Change in fair value	-	(5 201)	(5 201)
Provision for impairment	(7 090)	7 090	-
Reversal of provision for impairment	1 163	-	1 163
At 31 December 2004	**27 150**	**962**	**28 112**

The provision for impairment of available-for-sale investments as shown in the income statement amounts to C£5 927 thousand (2003: C£7 799 thousand) and includes the provision for impairment of C£7 090 thousand (2003: C£7 799 thousand) and the reversal of prior year provision for impairment of C£1 163 thousand (2003: nil).

17. Property and equipment

	Property 2004 C£000	Equipment 2004 C£000	**Total 2004 C£000**	Total 2003 C£000
Cost or valuation				
At 1 January	156 241	77 288	**233 529**	206 104
Exchange adjustments	(576)	(326)	**(902)**	234
Additions	7 125	6 019	**13 144**	14 745
Surplus on revaluation for the year	-	-	**-**	20 157
Reversal of depreciation upon revaluation	-	-	**-**	(5 167)
Impairment loss-transfer to the income statement	-	-	**-**	(246)
Transfer to investment property	(647)	-	**(647)**	-
Disposals and write-offs	(3 114)	(1 993)	**(5 107)**	(2 298)
At 31 December	159 029	80 988	**240 017**	233 529
Depreciation				
At 1 January	19 334	51 427	**70 761**	64 470
Exchange adjustments	(136)	(252)	**(388)**	(110)
Reversal of depreciation upon revaluation	-	-	**-**	(5 167)
Transfer to investment property	(7)	-	**(7)**	-
Disposals and write-offs	(22)	(1 522)	**(1 544)**	(1 556)
Charge for the year	5 972	7 692	**13 664**	13 124
At 31 December	25 141	57 345	**82 486**	70 761
Net book value				
At 31 December	**133 888**	**23 643**	**157 531**	162 768

The net book value of the Group's property comprises of:

	2004 C£000	2003 C£000
Freehold property	**117 365**	120 310
Improvements on property leased for a period of up to 50 years	**16 523**	16 597
	133 888	136 907

Property includes land amounting to C£50 800 thousand (2003: C£51 832 thousand) for which no depreciation is charged.

The cumulative revaluation surplus on 31 December 2004 amounted to C£42 782 thousand (2003: C£44 224 thousand) and is included in the property revaluation reserve. The latest estimate of market value by independent qualified valuers took place in 2003.

The net book value of freehold land and buildings, on a cost less accumulated depreciation basis, would be C£75 004 thousand (2003: C£76 086 thousand).

There are no fixed charges in favour of third parties on the Group's tangible fixed assets as at 31 December 2004 and 2003.

18. Intangible assets

	Computer software 2004 C£000	Licence fees 2004 C£000	Goodwill on consolidation of subsidiary company 2004 C£000	**Total 2004 C£000**	Total 2003 C£000
Cost					
At 1 January	39 996	3 607	1 173	**44 776**	40 147
Exchange adjustments	(140)	-	-	**(140)**	63
Additions	3 327	-	-	**3 327**	4 670
Write-offs	(78)	-	-	**(78)**	(104)
At 31 December	43 105	3 607	1 173	**47 885**	44 776
Amortisation					
At 1 January	28 093	451	351	**28 895**	23 022
Exchange adjustments	(99)	-	-	**(99)**	7
Write-offs	(21)	-	-	**(21)**	(77)
Charge for the year	5 337	360	117	**5 814**	5 943
At 31 December	33 310	811	468	**34 589**	28 895
Net book value					
At 31 December	**9 795**	**2 796**	**705**	**13 296**	15 881

The goodwill on consolidation of subsidiary company arose on the acquisition of the brokerage company Victory Securities SA, which was renamed Kyprou Securities SA. The goodwill is amortised systematically over its expected useful life which was estimated at 10 years.

19. Other assets

	2004 C£000	2003 C£000
Debtors	**14 125**	10 192
Property held for sale	**8 424**	8 533
Investment property	**3 328**	3 043
Value of in-force life assurance policies *(Note 21)*	**21 500**	19 240
Taxes refundable	**1 202**	4 615
Deferred tax	**2 009**	1 573
Fair value of derivative financial instruments *(Note 31)*	**9 307**	8 902
Items in course of collection and other assets	**23 396**	26 043
	83 291	82 141

19. Other assets *(continued)*

Investment property

The movement of investment property is summarised below:

	2004 C£000	2003 C£000
At 1 January	**3 043**	2 972
Exchange adjustments	**(27)**	55
Transfer from property and equipment	**640**	-
Additions	**-**	228
Charge in fair value for the year	**(328)**	(212)
At 31 December	**3 328**	3 043

Deferred tax

The deferred tax asset is attributable to the following items:

	2004 C£000	2003 C£000
Difference between wear and tear allowances and depreciation	**(1 224)**	-
Property revaluation	**(3 415)**	-
Investments revaluation	**505**	116
Other temporary differences	**4 434**	1 082
Unutilised tax losses carried forward	**1 709**	375
	2 009	1 573

20. Prepayments and accrued income

	2004 C£000	2003 C£000
Accrued interest, fees and commissions	**90 822**	83 520
Prepaid expenses	**3 906**	14 726
	94 728	98 246

21. Life assurance business

The value placed on the life assurance business of the subsidiary company EuroLife Ltd comprises of:

	2004 C£000	2003 C£000
Net assets attributable to shareholders	**15 363**	15 267
Value of in-force life assurance policies	**21 500**	19 240
Embedded value	**36 863**	34 507

21. Life assurance business *(continued)*

The movement of the embedded value is summarised below:

	2004 C£000	2003 C£000
At 1 January	34 507	28 300
Profit for the year	4 162	5 598
Increase in the value of in-force policies	2 260	3 005
Share capital increase	-	6 000
Dividend paid	(3 500)	(11 000)
Revaluation of property and investments, net of deferred tax	(556)	2 591
Exchange differences and other adjustments	(10)	13
At 31 December	36 863	34 507

Life assurance business net assets attributable to policyholders comprise of investments in:

Equity shares	78 543	65 766
Debt securities	62 031	53 364
Property	460	370
Mortgages and loans	5 011	6 456
Bank deposits	48 767	60 545
	194 812	186 501
Other assets less liabilities	739	2 569
Life assurance business net assets attributable to policyholders	195 551	189 070

In determining the value of in-force policies, assumptions are made relating to future mortality, persistency, the level of expenses and gross investment yields. The main assumptions used in determining the value of the in-force policies for the years 2004 and 2003 are:

Discount rate (after tax)	10%
Return on investment	6%
Expenses inflation	5%

22. Customer deposits and other accounts

	2004 C£000	2003 C£000
By category		
Demand	**1 036 663**	742 485
Savings	**613 540**	488 108
Time	**7 005 679**	6 159 466
	8 655 882	7 390 059
By geographic segment		
Cyprus	**4 751 758**	4 371 614
Greece	**3 283 636**	2 422 157
United Kingdom	**525 900**	508 890
Australia	**94 588**	87 398
	8 655 882	7 390 059

23. Debt securities in issue

	Interest rate: Three month Euribor plus	2004 C£000	2003 C£000
Senior Debt in Euro (€250 million) 2003/2006	0,35%	**143 684**	146 284
Senior Debt in Euro (€5 million) 2003/2006	0,40%	**2 900**	2 932
Senior Debt in Euro (€3 million) 2003/2008	0,45%	**1 740**	1 759
Interest-free loan from the European Development Bank		**288**	288
		148 612	151 263

Bank of Cyprus Public Company Ltd has established a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1 000 million (2003: €750 million). Under the EMTN Programme, the Company has issued €250 million of Senior Debt. The Senior Debt has a three year term, bears a floating rate of interest and was issued at the price of 99,883%. Under the Programme, a further two floating rate Senior Bonds were issued at par, amounting to €8 million. The Senior Debt in Euro (€250 million) 2003/2006 and the Senior Debt in Euro (€5 million) 2003/2006 are listed on the Luxembourg Stock Exchange.

The fair value of the debt securities in issue at 31 December 2004 was C£148 902 thousand (2003: C£150 966 thousand).

At 31 December 2004, the amount of the Senior Debt in Euro (€250 million) 2003/2006 outstanding amounted to €248 million, as Debt amounting to €2 million was held by the Company for trading purposes.

24. Other liabilities

	2004 C£000	2003 C£000
General insurance business reserves	**12 904**	10 500
Taxes payable	**6 449**	10 854
Deferred tax	**6 261**	9 324
Fair value of derivative financial instruments *(Note 31)*	**27 065**	28 704
Net liability of retirement benefit plans *(Note 8)*	**2 462**	1 797
Provision for pending litigation or claims	**2 148**	4 000
Items in course of settlement and other liabilities	**77 510**	63 093
	134 799	128 272

Deferred tax

The deferred tax liability is attributable to the following items:

	2004 C£000	2003 C£000
Difference between wear and tear allowances and depreciation	**192**	1 601
Property revaluation	**4 075**	7 985
Investments revaluation	**1 130**	2 552
Other temporary differences	**887**	272
Unutilised tax losses carried forward	**(23)**	(3 086)
	6 261	9 324

Provision for pending litigation or claims

The movement for the year 2004 in the provision for pending litigation or claims is as follows:

	C£000
At 1 January 2004	4 000
Charge for the year	773
Provision utilised	(2 475)
Release of provision	(150)
At 31 December 2004	**2 148**

The provision for pending litigation or claims does not include insurance claims arising in the ordinary course of business of the Group's insurance subsidiaries.

At 31 December 2003 there were pending proceedings before the Committee for the Protection of Competition against three commercial banks, including Bank of Cyprus Public Company Ltd. The Committee imposed a penalty on the three commercial banks which, for Bank of Cyprus Public Company Ltd, amounted to C£2 475 thousand. The penalty was fully covered by the provision in place as at 31 December 2003.

25. Accruals and deferred income

	2004 C£000	2003 C£000
Accrued interest, fees and commissions	**60 643**	68 933
Other accrued expenses	**4 234**	4 287
Deferred income	**2 176**	2 652
	67 053	75 872

26. Subordinated loan stock

	2004 C£000	2003 C£000
Subordinated Bonds 2006/2011 in Euro	**159 238**	160 816
Subordinated Bonds 2008/2013 in Euro	**115 582**	114 958
Capital Securities Series A	**62 781**	65 000
Capital Securities Series B	**29 992**	-
	367 593	340 774

All subordinated loan stock has been issued by Bank of Cyprus Public Company Ltd. The subordinated loan stock is not secured and the rights and claims of loan stockholders are subordinated to the claims of depositors and other creditors of the Company, but have priority over the shareholders of the Company.

The Subordinated Bonds 2006/2011 bear a floating rate of interest, mature on 20 June 2011 and were issued in Euro (€275 million) on 20 June 2001. The Company has the option to redeem the Bonds in whole on or at any date after 20 June 2006. The interest rate is 1,20% above the three month Euribor until 20 June 2006 and will increase to 2,40% thereafter. The Bonds are listed on the Luxembourg Stock Exchange.

Bank of Cyprus Public Company Ltd has established a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1 000 million (2003: €750 million).

Under the EMTN Programme, the Company has issued €200 million floating rate Subordinated Bonds in Euro maturing in October 2013. The Company has the option to call the Bonds during or after October 2008. The interest rate was set at 1,00% above the three month Euribor until October 2008 and will increase to 2,20% thereafter. The issue price of the Bonds was set at 99,766%. The Bonds are listed on the Luxembourg Stock Exchange. On 31 December 2004, Bonds outstanding amounted to €200 million (2003: €197 million, as Bonds amounting to €3 million were held by the Company for trading purposes).

Capital Securities Series A and Series B were issued in Cyprus pounds on 20 February 2003 and 22 March 2004 respectively, and have been offered in Cyprus. The Capital Securities rank as Tier I capital and have no maturity date. However, they may be redeemed in whole at the option of the Company, subject to the prior consent of the Central Bank of Cyprus, at their principal amount together with any outstanding interest payments, five years after their issue date or on any interest payment date thereafter. The Capital Securities bear floating interest rate, which is revised every three months. The interest rate is equal to the base rate of the Company at the beginning of each three month period plus 1,00%. Interest is payable quarterly. The Capital Securities are listed on the Cyprus Stock Exchange. At 31 December 2004 the Capital Securities Series A and Series B outstanding amounted to C£62 781 thousand and C£29 992 thousand respectively, as C£2 219 thousand of Capital Securities Series A and C£8 thousand of Capital Securities Series B were held by the Company for trading purposes.

The fair value of the subordinated loan stock at 31 December 2004 was C£368 626 thousand (2003: C£341 571 thousand).

27. Share capital

	2004 Shares (thousand)	2004 C£000	2003 Shares (thousand)	2003 C£000
Authorised				
Shares of 50 cent each	**600 000**	**300 000**	600 000	300 000
Issued and fully paid				
At 1 January	**464 771**	**232 385**	437 449	218 724
Conversion of convertible loan stock	**-**	**-**	1 466	733
Exercise of share warrants	**-**	**-**	25 856	12 928
At 31 December	**464 771**	**232 385**	464 771	232 385

During the year 2003, 1466 thousand shares were issued as a result of the conversion of C£1833 thousand Convertible Loan Stock due 2003.

As at 31 December 2002 there were 33 664 thousand unexercised Share Warrants 1999/2003 which could be exercised during October 2003 at the price of C£1,25 per 50 cent share. The number of Share Warrants exercised was 25 855 668 and the share capital and share premium of the Company increased by C£12 928 thousand (25 855 668 shares) and C£19 392 thousand respectively.

The Company has granted Share Options to all Group personnel who were in service on 31 December 2000. The total number of Share Options granted was 3 216 700 and they give the holder the right to buy one share of the Company at the price of C£3,50 per share. Up to 50% of the Share Options could be exercised in the period from 31 January 2003 to 31 December 2003. All Share Options can be exercised from 31 January 2004 to 31 December 2007. During 2004 and 2003 no Share Options were exercised and 3 216 700 options were outstanding as at 31 December 2004.

The Company has established a Dividend Reinvestment Plan. Under this Plan all shareholders have the opportunity to reinvest part or all of their dividend in Bank of Cyprus Public Company Ltd shares.

28. Dividends

The Board of Directors proposes the payment of a dividend for the year 2004 of 4 cent per share (total amount of proposed dividend C£18 591 thousand). The proposal will be submitted for approval at the Annual General Meeting of the shareholders which will take place on 18 May 2005. The Board of Directors proposes that the ex-dividend date will be 26 May 2005. As a result, registered shareholders on 25 May 2005 will be eligible to receive the final dividend for 2004. The proposed final dividend is not recognised as a liability in the financial statements until its approval by the Annual General Meeting and its subsequent payment to the shareholders.

The Company did not pay any dividends during the year 2004 and 2003.

29. Fiduciary transactions

The Group offers fund management services that result in the holding or placing of financial assets on behalf of its customers. The Group is not liable to its customers for any default by other banks or third parties. The assets under management are not included in the balance sheet of the Group unless they are placed with the Group. The total assets under management on 31 December 2004 amounted to C£654 million (2003: C£473 million).

30. Contingent liabilities and commitments

Financial instruments

In common with other banking entities, the Group conducts business involving acceptances, guarantees, performance bonds and indemnities. The majority of these facilities are offset by corresponding obligations of third parties. Contingent liabilities and commitments are not reflected in the balance sheet.

The following table summarises the nominal principal amount of contingent liabilities and commitments as at 31 December:

	2004 C£000	2003 C£000
Contingent liabilities		
Acceptances and endorsements	**32 045**	33 148
Guarantees and performance bonds	**678 555**	656 684
	710 600	689 832
Commitments		
Documentary credits	**39 133**	26 860
Undrawn formal standby facilities, credit lines and other commitments to lend	**1 145 839**	988 309
	1 184 972	1 015 169

An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer in the event that payment is not honoured by the customer. Most acceptances are expected to be presented for payment but reimbursement by the customer is usually immediate.

Endorsements are residual liabilities in respect of bills of exchange, which have been discounted by the bank and subsequently rediscounted.

Guarantees and performance bonds are generally written by a bank to support the performance of a customer to third parties. As the bank will only be required to meet these obligations in the event of the customer's default, the cash requirements of these instruments are expected to be considerably below their nominal amounts.

Documentary credits commit the bank to make payments to third parties on production of the relevant documents, provided that the terms of the documentary credit are satisfied. The repayment by the customer is usually immediate.

Commitments to lend are agreements to grant a loan to a customer in the future subject to certain conditions. Such commitments are made for a fixed period of time and are cancellable by the bank subject to notice requirements. Most commitments expire without being fully drawn upon and hence the cash requirements of such commitments are considerably less than the commitment limits that are reported.

Capital commitments

Commitments for contracted capital expenditure as at 31 December 2004 amount to C£5 479 thousand (2003: C£3 452 thousand).

Litigation

The Group's provision for pending litigation or claims is set out in Note 24.

There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position and operations.

31. Derivative financial instruments and hedge accounting

The use of derivatives and their sale to customers as risk management products is an integral part of the Group's trading activities.

These instruments are also used to manage the Group's own exposure to fluctuations in interest rates, exchange rates and equity price indices as part of its asset and liability management activities.

Forward exchange rate contracts are irrevocable agreements to buy or sell a specified quantity of foreign currency usually on a specified future date at an agreed rate.

A currency swap involves the exchange of two currencies at the current market rate and the commitment to re-exchange them at a specified rate on the maturity date of the swap.

An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract.

An equity linked swap is an agreement between two parties to exchange the return on an equity index for a stream of cash flows based on a short-term interest rate index.

Interest rate, currency and equity options provide the buyer with the right, but not the obligation to either purchase or sell a specified stock or stock index at a specified price or level on or before a specified date.

The credit exposure of derivative financial instruments represents the cost to replace contracts with a positive value as at the balance sheet date. To control the level of credit risk taken, the Group assesses counterparties using the same techniques as those used for lending decisions.

The nominal amounts of certain types of derivative financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, consequently, do not indicate the Group's exposure to credit or market risks.

The fair value of the derivative financial instruments becomes positive (assets) or negative (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates or equity price indices in accordance with their terms. The aggregate fair value of derivative financial instruments may fluctuate significantly from time to time.

Changes in fair value of derivatives held-for-trading are recognised in the income statement.

The Group applies either fair value or cash flow hedge accounting for derivatives when the required criteria for hedge accounting are met. The Group also uses derivatives for economic hedging (against changes in interest rates or exchange rates) which do not meet the criteria for hedge accounting. As a result, these derivatives are accounted for as trading derivatives and the profit or loss arising from changes in their fair value is recognised in the income statement.

Changes in fair value of derivatives designated as fair value hedges are recognised in the income statement.

In cash flow hedge accounting, the effective portion of the gain or loss on revaluation of derivatives is recognised in equity (consolidated statement of changes in equity) and the ineffective portion is recognised in the income statement.

31. Derivative financial instruments and hedge accounting *(continued)*

Fair value hedges

The Group uses interest rate swaps of nominal value C£183 521 thousand (2003: C£169 526 thousand), to hedge the interest rate risk arising as a result of the possible decrease in the fair value of fixed rate bonds classified as available-for-sale or of fixed interest rate advances. The fair value of these derivatives at 31 December 2004 was C£8 391 thousand (loss) (2003: C£7 237 thousand (loss)) and the change in the fair value of the relevant hedged items was C£8 982 thousand (gain) (2003: C£8 280 thousand (gain)).

Cash flow hedges

The Group uses interest rate swaps of nominal value C£159 500 thousand (2003: C£161 252 thousand) to hedge the future cash flows from the floating rate Subordinated Bonds 2006/2011 in Euro. The net negative fair value of these derivatives at 31 December 2004 was C£4 034 thousand (2003: C£6 321 thousand).

Hedges of net investments in foreign entities

The Group hedges the currency risk arising on the retranslation into Cyprus pounds of the net assets of the overseas subsidiaries and branches. Liabilities amounting to C£203 382 thousand (2003: C£181 028 thousand) have been designated as hedges and have given rise to a gain of C£2 789 thousand (2003: loss of C£998 thousand) which was taken to the exchange adjustments reserve, against the profit/loss that arose on the retranslation of the net assets into Cyprus pounds.

The *nominal amounts and fair values of derivative financial instruments are summarised below:*

	31 December 2004			31 December 2003		
	Nominal amount	Fair value		Nominal amount	Fair value	
		Assets	Liabilities		Assets	Liabilities
	C£000	C£000	C£000	C£000	C£000	C£000
Derivatives held-for-trading						
Forward exchange rate contracts	203 551	3 753	5 249	108 997	3 154	4 357
Currency swaps	267 426	3 276	5 205	494 404	2 672	9 413
Interest rate swaps	662 182	1 494	3 402	512 920	2 018	716
Equity linked swaps	-	-	-	4 161	398	-
Equity options	12 181	630	630	12 314	538	538
	1 145 340	9 153	14 486	1 132 796	8 780	15 024
Derivatives qualifying for hedge accounting						
Fair value hedges: Interest rate swaps	183 521	154	8 545	169 526	122	7 359
Cash flow hedges: Interest rate swaps	159 500	-	4 034	161 252	-	6 321
	343 021	154	12 579	330 778	122	13 680
Total	**1 488 361**	**9 307**	**27 065**	1 463 574	8 902	28 704

32. Net cash flow from operating activities

	2004 C£000	2003 C£000
Profit/(loss) before tax	**49 916**	(17 412)
Adjustments for		
Provisions for bad and doubtful debts	**83 695**	110 190
Depreciation of property and equipment	**13 664**	13 124
Amortisation of intangible assets	**5 814**	5 943
Amortisation of discount/premium	**(3 598)**	(4 567)
Decrease/(increase) in prepayments and accrued income	**3 518**	(2 469)
Decrease in accruals and deferred income	**(8 819)**	(19 696)
Profit on disposal of property and equipment and write-offs of intangible assets	**(562)**	(441)
Interest on treasury bills	**(10 126)**	(8 852)
Interest on debt securities	**(44 546)**	(38 383)
Dividend income from equity shares	**(201)**	(135)
Profit on sale of investments in equity shares	**(66)**	(22)
Profit on sale of investments in debt securities	**(175)**	(1 275)
Fair value gain of available-for-sale debt securities qualifying for fair value hedge accounting	**(3 218)**	(1 293)
Provision for impairment of available-for-sale investments	**5 927**	7 799
Interest on subordinated loan stock	**14 645**	11 575
	105 868	54 086
Increase in		
Amounts due to banks	**-**	57 338
Customer deposits and other accounts	**1 270 173**	558 762
General insurance business reserves	**2 404**	6 023
Assets of life assurance business	**(2 260)**	(1 413)
Loans and advances to customers	**(782 190)**	(624 122)
Other assets	**(1 254)**	-
Debt securities in issue	**-**	150 404
Other liabilities	**13 878**	-
Decrease in		
Placements with banks	**51 693**	15 957
Amounts due to banks	**(131 854)**	-
Trading investments	**70 260**	114 270
Other liabilities	**-**	(4 697)
Other assets	**-**	30 783
Subordinated loan stock held for trading	**(449)**	(1 755)
Debt securities in issue	**(1 270)**	-
	594 999	355 636
Tax paid	**(16 720)**	(8 155)
Net cash flow from operating activities	**578 279**	347 481

33. Cash and cash equivalents

	2004 C£000	2003 C£000
At 1 January	**1 812 728**	1 420 029
Exchange adjustments	**(449)**	(374)
Net increase in cash and cash equivalents for the year	**132 122**	393 073
At 31 December	**1 944 401**	1 812 728
Cash and balances with central banks	**439 314**	545 602
Placements with banks repayable within three months	**1 505 087**	1 267 126
	1 944 401	1 812 728

The comparative amounts of cash and cash equivalents have been adjusted and do not include instruments that are not readily convertible into cash.

34. Operating leases

The total future minimum lease payments under non-cancellable operating leases at 31 December, for each of the following periods are:

	2004 C£000	2003 C£000
Within one year	**1 363**	1 297
Between one and five years	**3 167**	2 583
After five years	**1 099**	1 870
	5 629	5 750

35. Risk management

In the ordinary course of business, the Group is exposed to a variety of risks, the most important of which are credit risk, exchange rate risk, interest rate risk and liquidity risk.

These risks are identified, measured and monitored through various control mechanisms across the Group in order to prevent undue risk concentrations and to price facilities and products on a risk adjusted basis.

Credit risk

Credit risk is the risk of failure by counterparties to perform under their contractual commitments.

The management of credit risk is devolved to individual business units. The Group Credit Risk Management Unit defines the Group's credit dispensing policies and monitors compliance with the related credit sanctioning procedures and controls at each business unit. Credit exposures from related accounts are aggregated and are monitored on a consolidated basis.

The Group Credit Risk Management Unit sets targets and limits on the composition and quality of the loans and advances portfolio and monitors compliance with them. The assessment of the portfolio quality is carried out using credit rating and credit scoring systems.

Portfolio monitoring is carried out on the basis of customers' creditworthiness, sector of the economy and country of operations. As in other parts of the Group, regular audits are carried out by a specialist unit of the Group Internal Audit Division.

35. Risk management *(continued)*

Credit risk *(continued)*

The Group's exposure to risk derived from its credit dispensing activities is diversified both geographically and across the various sectors of the economy *(Note 14)*.

The Group's policy regarding the definition of loans and advances for which income is suspended and the determination of provisions for bad and doubtful debts is set out in the Summary of Significant Accounting Policies.

Market risk

Market risk is the risk of loss arising from negative movements in exchange rates, interest rates, equity share prices or other prices. Market risk is actively managed at an individual business unit level and is monitored and reviewed at both individual business and Group level by an independent Group risk management function to ensure compliance with market risk limits. The Group Asset/Liability Management Committee defines specific strategies and sets strict open position and other limits for managing these risks. The position of the Group regarding interest rate risk and currency risk is analysed below.

Interest rate risk

Analysis of assets and liabilities as at 31 December 2004, according to their contractual repricing or maturity date:

	Up to one month C£000	Between one and three months C£000	Between three months and one year C£000	Between one and five years C£000	Over five years C£000	Non-interest bearing C£000	**Total C£000**
2004							
Assets							
Cash and balances with central banks	389 390	-	-	-	-	49 924	**439 314**
Placements with banks	1 441 136	64 091	1 220	-	-	5 130	**1 511 577**
Trading investments	392	-	-	67 588	-	4 210	**72 190**
Loans and advances to customers	4 511 715	862 344	346 384	205 543	28 873	24 393	**5 979 252**
Non-trading investments	303 529	449 519	212 042	650 902	69 149	28 112	**1 713 253**
Other assets	-	-	-	-	-	348 846	**348 846**
Total assets	6 646 162	1 375 954	559 646	924 033	98 022	460 615	**10 064 432**
Liabilities							
Amounts due to banks	51 970	39 969	39 441	-	-	-	**131 380**
Customer deposits and other accounts	6 232 506	673 963	948 462	207 414	6 000	587 537	**8 655 882**
Debt securities in issue	-	148 324	-	-	-	288	**148 612**
Other liabilities	-	-	-	-	-	201 852	**201 852**
	6 284 476	862 256	987 903	207 414	6 000	789 677	**9 137 726**
Subordinated loan stock	115 844	251 749	-	-	-	-	**367 593**
Total liabilities	6 400 320	1 114 005	987 903	207 414	6 000	789 677	**9 505 319**
Total position	245 842	261 949	(428 257)	716 619	92 022	(329 062)	**559 113**
Nominal value of interest rate derivative instruments	(32 269)	214 330	207 705	(319 648)	(70 314)	196	-
Net position	**213 573**	**476 279**	**(220 552)**	**396 971**	**21 708**	**(328 866)**	**559 113**

35. Risk management *(continued)*

Interest rate risk *(continued)*

Interest rate risk results from the Group's exposure to adverse movements in interest rates. It arises as a result of timing differences on the repricing of assets and liabilities.

The interest rate risk in the investment portfolio is the risk of a reduction in net interest income of the Group as a result of adverse movements in interest rates. This risk is measured using interest rate sensitivity gap analysis where the difference between assets and liabilities repricing in each time band is calculated, separately for each currency. This difference is then multiplied by 1% (assumed change in interest rates) for the period from the repricing date until twelve months from the date of the analysis, to compute the annual impact of the change in interest rates on the Group's earnings over the next twelve months for each currency. In order to calculate the total annual impact for all currencies, correlation coefficients between the interest rates of the various currencies are used.

A parallel 1% increase in interest rates applied to the Group's balance sheet as at 31 December 2004, would result in an increase in annual profits before tax of C£7 million. A parallel 1% decrease in interest rates would result in a decrease in annual profits before tax of C£6 million. The sensitivity analysis performed in order to calculate the above figures differs from the tables presented, in respect of the width of the time bands and the assumptions used in analysing assets and liabilities. Specifically, the sensitivity analysis takes into account behavioural characteristics such as the elasticity of interest rates on deposits and loans to changes in market rates.

In order to monitor interest rate risk, limits have been set for each business unit for the maximum impact that an interest rate change of 1% can have on net interest income over the next twelve months. Each banking unit monitors these limits daily and the Group Treasury/Market Risk Management Unit monitors the consolidated Group position on a monthly basis.

35. Risk management *(continued)*

Interest rate risk *(continued)*

Analysis of assets and liabilities as at 31 December 2003, according to their contractual repricing or maturity date:

	Up to one month C£000	Between one and three months C£000	Between three months and one year C£000	Between one and five years C£000	Over five years C£000	Non-interest bearing C£000	**Total C£000**
2003							
Assets							
Cash and balances with central banks	497 086	-	-	-	-	48 516	**545 602**
Placements with banks	1 244 196	26 866	54 247	-	-	-	**1 325 309**
Trading investments	395	-	-	139 008	-	3 047	**142 450**
Loans and advances to customers	3 985 162	792 306	331 103	146 527	24 794	-	**5 279 892**
Non-trading investments	268 215	330 896	161 167	325 796	102 359	32 036	**1 220 469**
Other assets	-	-	-	-	-	359 036	**359 036**
Total assets	5 995 054	1 150 068	546 517	611 331	127 153	442 635	**8 872 758**
Liabilities							
Amounts due to banks	142 924	77 753	42 557	-	-	-	**263 234**
Customer deposits and other accounts	5 129 574	787 710	1 018 011	104 471	-	350 293	**7 390 059**
Debt securities in issue	-	150 975	-	-	-	288	**151 263**
Other liabilities	-	-	-	-	-	204 144	**204 144**
	5 272 498	1 016 438	1 060 568	104 471	-	554 725	**8 008 700**
Subordinated loan stock	114 958	225 816	-	-	-	-	**340 774**
Total liabilities	5 387 456	1 242 254	1 060 568	104 471	-	554 725	**8 349 474**
Total position	607 598	(92 186)	(514 051)	506 860	127 153	(112 090)	**523 284**
Nominal value of interest rate derivative instruments	(33 273)	148 378	175 348	(189 759)	(102 087)	1 393	**-**
Net position	**574 325**	**56 192**	**(338 703)**	**317 101**	**25 066**	(110 697)	523 284

35. Risk management *(continued)*

Currency risk

Analysis of assets and liabilities as at 31 December 2004 by currency:

	Cyprus pounds C£000	Euro C£000	US Dollars C£000	British pounds C£000	Other currencies C£000	**Total C£000**
2004						
Assets						
Cash and balances with central banks	268 821	118 289	45 542	2 298	4 364	**439 314**
Placements with banks	123 797	316 760	809 669	192 255	69 096	**1 511 577**
Trading investments	69 886	2 304	-	-	-	**72 190**
Loans and advances to customers	2 403 609	2 818 809	86 457	477 640	192 737	**5 979 252**
Non-trading investments	383 119	505 923	597 281	226 930	-	**1 713 253**
Property, equipment and intangible assets	115 434	48 076	-	6 851	466	**170 827**
Other assets	57 187	20 462	2 573	2 345	724	**83 291**
Prepayments and accrued income	34 069	42 573	6 164	9 684	2 238	**94 728**
Total assets	3 455 922	3 873 196	1 547 686	918 003	269 625	**10 064 432**
Liabilities						
Amounts due to banks	35 275	87 937	7 737	157	274	**131 380**
Customer deposits and other accounts	2 653 825	3 262 969	1 635 023	893 812	210 253	**8 655 882**
Debt securities in issue	288	148 324	-	-	-	**148 612**
Other liabilities	72 154	57 030	840	4 672	103	**134 799**
Accruals and deferred income	20 464	32 607	1 772	10 165	2 045	**67 053**
	2 782 006	3 588 867	1 645 372	908 806	212 675	**9 137 726**
Subordinated loan stock	92 773	274 820	-	-	-	**367 593**
Equity	559 113	-	-	-	-	**559 113**
Total liabilities and equity	3 433 892	3 863 687	1 645 372	908 806	212 675	**10 064 432**
Total position	22 030	9 509	(97 686)	9 197	56 950	
Nominal value of currency derivative instruments	(47 901)	8 848	97 897	(2 968)	(55 876)	
Net currency position	**(25 871)**	**18 357**	**211**	**6 229**	**1 074**	

Currency risk results from adverse movements in the rates of exchange between currencies arising as a result of the existence of a net currency position in one or more currencies. Losses may arise from the trading book positions and from asset/liability management.

There are limits for the total foreign currency position by currency or group of currencies as well as for the total open position. These limits apply for each banking unit separately and are bigger for intraday positions. Smaller limits apply for overnight positions. Trading book positions are also subject to daily and monthly stop-loss limits. The open positions as well as the stop-loss limits are monitored daily by the Group Treasury/Market Risk Management Unit.

Currency risk exposure also arises on the net position of the Group's branches and subsidiaries that have a reporting currency other than the Cyprus pound. The Group hedges the greater part of this risk by maintaining liabilities for the same amount in the same currency as the net position of the subsidiaries/branches.

35. Risk management *(continued)*

Currency risk *(continued)*

Analysis of assets and liabilities as at 31 December 2003 by currency:

	Cyprus pounds C£000	Euro C£000	US Dollars C£000	British pounds C£000	Other currencies C£000	**Total C£000**
2003						
Assets						
Cash and balances with central banks	307 419	165 419	49 370	19 027	4 367	**545 602**
Placements with banks	123 890	148 717	806 114	180 657	65 931	**1 325 309**
Trading investments	142 106	344	-	-	-	**142 450**
Loans and advances to customers	2 259 090	2 301 322	85 724	453 092	180 664	**5 279 892**
Non-trading investments	359 586	420 814	265 482	174 587	-	**1 220 469**
Property, equipment and intangible assets	119 724	48 659	-	9 369	897	**178 649**
Other assets	55 993	23 878	-	2 270	-	**82 141**
Prepayments and accrued income	34 776	50 541	5 132	6 013	1 784	**98 246**
Total assets	3 402 584	3 159 694	1 211 822	845 015	253 643	**8 872 758**
Liabilities						
Amounts due to banks	69 233	117 335	65 202	294	11 170	**263 234**
Customer deposits and other accounts	2 645 709	2 346 951	1 344 636	853 079	199 684	**7 390 059**
Debt securities in issue	288	150 975	-	-	-	**151 263**
Other liabilities	60 363	60 087	1 590	5 783	449	**128 272**
Accruals and deferred income	25 911	38 338	1 928	7 924	1 771	**75 872**
	2 801 504	2 713 686	1 413 356	867 080	213 074	**8 008 700**
Subordinated loan stock	64 121	276 653	-	-	-	**340 774**
Equity	523 284	-	-	-	-	**523 284**
Total liabilities and equity	3 388 909	2 990 339	1 413 356	867 080	213 074	**8 872 758**
Total position	13 675	169 355	(201 534)	(22 065)	40 569	
Nominal value of currency derivative instruments	(44 525)	(147 062)	205 363	25 099	(39 521)	
Net currency position	**(30 850)**	**22 293**	**3 829**	**3 034**	**1 048**	

35. Risk management *(continued)*

Liquidity risk

Analysis of assets and liabilities as at 31 December 2004 according to their maturity:

2004	On demand and up to one month C£000	Between one and three months C£000	Between three months and one year C£000	Between one and five years C£000	Over five years C£000	Total C£000
Assets						
Cash and balances with central banks	188 795	-	-	-	250 519	**439 314**
Placements with banks	1 440 805	64 282	6 490	-	-	**1 511 577**
Trading investments	4 210	-	-	67 868	112	**72 190**
Loans and advances to customers	1 873 804	253 781	752 879	1 892 449	1 206 339	**5 979 252**
Non-trading investments	87 489	59 935	231 137	1 226 057	108 635	**1 713 253**
Property, equipment and intangible assets	-	-	-	-	170 827	**170 827**
Other assets	3 901	14 077	26 160	9 840	29 313	**83 291**
Prepayments and accrued income	32 370	17 514	31 559	9 424	3 861	**94 728**
Total assets	3 631 374	409 589	1 048 225	3 205 638	1 769 606	**10 064 432**
Liabilities						
Amounts due to banks	51 970	39 969	39 441	-	-	**131 380**
Customer deposits and other accounts	4 877 242	2 536 860	950 457	280 320	11 003	**8 655 882**
Debt securities in issue	-	-	-	148 324	288	**148 612**
Other liabilities	90 159	11 086	20 552	9 060	3 942	**134 799**
Accruals and deferred income	26 475	12 913	16 284	9 511	1 870	**67 053**
	5 045 846	2 600 828	1 026 734	447 215	17 103	**9 137 726**
Subordinated loan stock	-	-	-	-	367 593	**367 593**
Total liabilities	5 045 846	2 600 828	1 026 734	447 215	384 696	**9 505 319**
Net position	**(1 414 472)**	**(2 191 239)**	**21 491**	**2 758 423**	**1 384 910**	**559 113**

Liquidity risk is the risk that the Group is unable to fully meet payment obligations and potential payment obligations as and when they fall due. This risk includes the possibility that the Group may have to raise funding at higher cost or sell assets at a discount.

The Group's banking businesses require a steady flow of funds both to replace existing deposits as they mature and to satisfy customer requests for additional borrowing. Undrawn borrowing facility commitments and the level of outstanding contingent obligations are taken into consideration in monitoring the Group's liquidity position. The main source of Group funding is core deposits. The distribution of sources and the maturity of deposits are actively managed in order to avoid a concentration of funding needs at any point in time or from a small number of depositors. The Group manages this risk by maintaining at all times a diversified stock of highly liquid assets in the principal currencies in which it transacts.

35. Risk management *(continued)*

Liquidity risk *(continued)*

The responsibility for liquidity risk management rests with the treasury units at each location in co-operation with the Group Treasury Unit.

The Group Treasury/Market Risk Management Unit is responsible for monitoring the liquidity position of all banking units of the Group in order to ensure compliance with both internal policies as well as with the limits set by the regulatory authorities in the countries where the Group operates.

The liquidity risk tables have been prepared in accordance with International Financial Reporting Standards which provide that assets and liabilities are analysed in time bands according to the remaining period to maturity from the balance sheet date. Regulatory authorities set liquidity ratios for the open liquidity position up to one month in accordance with their own guidelines.

Analysis of assets and liabilities as at 31 December 2003 according to their maturity:

	On demand and up to one month C£000	Between one and three months C£000	Between three months and one year C£000	Between one and five years C£000	Over five years C£000	**Total C£000**
2003						
Assets						
Cash and balances with central banks	300 514	-	-	-	245 088	**545 602**
Placements with banks	1 238 955	28 171	58 183	-	-	**1 325 309**
Trading investments	3 546	-	-	138 509	395	**142 450**
Loans and advances to customers	1 410 176	271 534	754 168	1 536 827	1 307 187	**5 279 892**
Non-trading investments	49 547	63 772	195 638	780 054	131 458	**1 220 469**
Property, equipment and intangible assets	-	-	-	-	178 649	**178 649**
Other assets	16 783	7 026	13 860	3 359	41 113	**82 141**
Prepayments and accrued income	28 854	18 389	35 633	11 565	3 805	**98 246**
Total assets	3 048 375	388 892	1 057 482	2 470 314	1 907 695	**8 872 758**
Liabilities						
Amounts due to banks	142 924	77 753	42 557	-	-	**263 234**
Customer deposits and other accounts	3 989 040	1 771 655	1 019 835	592 695	16 834	**7 390 059**
Debt securities in issue	-	-	-	150 975	288	**151 263**
Other liabilities	66 310	17 015	16 124	9 701	19 122	**128 272**
Accruals and deferred income	22 592	19 896	20 425	10 893	2 066	**75 872**
	4 220 866	1 886 319	1 098 941	764 264	38 310	**8 008 700**
Subordinated loan stock	-	-	-	-	340 774	**340 774**
Total liabilities	4 220 866	1 886 319	1 098 941	764 264	379 084	**8 349 474**
Net position	**(1 172 491)**	**(1 497 427)**	**(41 459)**	**1 706 050**	**1 528 611**	523 284

36. Directors' interest in the share capital of the Company

The beneficial interest in shares of the Company of the directors, their spouses, minor children and of companies in which they hold, directly or indirectly, at least 20% of the voting shares, at 31 December 2004 and 23 February 2005, is set out below:

	31 December 2004 and 23 February 2005 %
S. A. Triantafyllides	0,057
V. G. Rologis	0,002
Chr. S. Pantzaris	0,100
A. Agathocleous	0,010
D. P. Ioannou	0,374
C. Z. Severis	0,434
Th. Aristodemou	0,019
D. Z. Pierides	0,001
E. Xenophontos	0,006
Chr. G. Christofides	0,056
A. Pittas	0,037
P. G. Polyviou	0,052
G. A. David	-
A. Artemis	0,366
A. Diogenous	0,192
G. M. Georgiades	0,048
A. Jacovides	0,026
Chr. Mouskis	0,028
	1,808

37. Shareholders holding more than 5% of the share capital of the Company

There are no shareholders holding more than 5% of the issued share capital of the Company.

38. Transactions with directors

	Number of directors	Total C£000
Loans and other advances to directors and their connected persons		
More than 1% of the Company's net assets, per director	6	80 576
Less than 1% of the Company's net assets, per director	12	8 278
	18	**88 854**

In addition to the loans and other advances set out in the table above, there were contingent liabilities in the form of documentary credits, guarantees and commitments to lend amounting to C£35 952 thousand. Of these, C£35 372 thousand relate to directors and their connected persons, whose total credit facilities exceed 1% of the net assets of the Company, per director.

Connected persons include spouses, minor children and companies in which a director holds, directly or indirectly, at least 20% of the voting shares.

Transactions with directors and with their connected persons are made on normal business terms.

39. Group companies

The Group companies and their activities are:

Cyprus

Bank of Cyprus Public Company Ltd	*Commercial bank*
Mortgage Bank of Cyprus Ltd	*Real estate and industrial development bank*
Bank of Cyprus Finance Corporation Ltd	*Hire purchase and leasing business*
Bank of Cyprus (Factors) Ltd	*Factoring services*
The Cyprus Investment and Securities Corporation Ltd (CISCO)	*Investment banking services*
General Insurance of Cyprus Ltd	*General insurance business*
EuroLife Ltd	*Life assurance business*
Kermia Ltd	*Property trading and development*
Kermia Properties & Investments Ltd	*Property development*
Kermia Hotels Ltd	*Hotel business*
BOC Ventures Ltd	*Management of venture capital investments*
Tefkros Investments Ltd	*Investments fund*
Bank of Cyprus Mutual Funds Ltd	*Distribution of mutual funds*
JCC Payment Systems Ltd	*Processing of credit card transactions*

Greece

Bank of Cyprus Public Company Ltd (branch)	*Commercial bank*
Kyprou Leasing SA	*Leasing business*
Kyprou Commercial SA	*Financing of motor vehicles and other consumer products*
Kyprou Securities SA	*Investment banking services*
Kyprou Mutual Fund Management Company (Kyprou AEDAK)	*Management of mutual funds*
Kyprou Properties SA	*Property management*
Kyprou Insurance Services Ltd	*General insurance brokers*
Kyprou Zois (branch)	*Life assurance business*
Kyprou Asfalistiki (branch)	*General insurance business*

United Kingdom

Old Company (BCL) Ltd, previously Bank of Cyprus (London) Ltd	*Commercial bank*
Bank of Cyprus United Kingdom (branch)	*Commercial bank*

Channel Islands

Bank of Cyprus (Channel Islands) Ltd	*Commercial bank*
Tefkros Investments (CI) Ltd	*Investments fund*

Australia

Bank of Cyprus Australia Pty Ltd	*Commercial bank*

Ireland

BOC International Fund Management Ltd	*Management of mutual funds*

39. Group companies *(continued)*

With effect from 1 November 2004, pursuant to an order of the High Court in London dated 7 October 2004, the business of the Group's subsidiary company, Bank of Cyprus (London) Ltd was transferred to the branch of Bank of Cyprus in the United Kingdom. This branch of Bank of Cyprus in the United Kingdom operates under the business name Bank of Cyprus United Kingdom. Bank of Cyprus (London) Ltd has been renamed Old Company (BCL) Ltd and does not carry out any activities since 1 November 2004.

All the above companies are wholly owned subsidiaries, except for JCC Payment Systems Ltd in which the Group holds 45% of the issued share capital which amounts to C£1 million. This company is accounted for as an interest in a jointly controlled entity.

The Group's share in the main financial statement items of the jointly controlled entity is as follows:

	2004 C£000	2003 C£000
Turnover	**5 255**	4 635
Profit before tax	**2 384**	2 002
Net assets	**7 393**	6 562
Total assets	**8 683**	7 690

40. Events after the balance sheet date

Acquisition of the insurance portfolio of Georgios Giabra Pierides Ltd

On 14 January 2005, the Group's subsidiary company, General Insurance of Cyprus Ltd acquired the insurance portfolio of the company Georgios Giabra Pierides Ltd for a consideration of C£540 000. Georgios Giabra Pierides Ltd have been general agents of General Insurance of Cyprus Ltd since 2000 and before then, general agents of Guardian Royal Exchange and AXA, which withdrew from the Cyprus market. The Chairman of the Board of Directors of Bank of Cyprus Public Company Ltd Mr. S. A. Triantafyllides and Mr. P. G. Polyviou, a director of Bank of Cyprus Public Company Ltd and General Insurance of Cyprus Ltd, together with connected persons (as defined in the Cyprus Securities and Stock Exchange Laws) owned 99% of Georgios Giabra Pierides Ltd.

The acquisition is not expected to significantly influence the Group's profitability.

Rights issue

Having regard to the Group's capital needs in view of its business development plans as well as the regulatory requirements of the Central Bank of Cyprus, on 24 February 2005, the Board of Directors of the Company decided to proceed with a share capital increase before the end of 2005. The share capital increase will take the form of a rights issue. It is currently estimated that the total proceeds of the issue will be in the range of C£80 million to C£100 million and will be used to strengthen the Group's capital adequacy ratio and specifically the Group's Tier 1 capital.

The specific details of the issue, such as the ratio of rights to existing shares, the exercise price and the exact size of the issue will be decided by the Board of Directors of the Company closer to the time of the issue and will depend on the conditions prevailing at that time in the Cyprus and Greek markets.

It is anticipated that the issue will take place in the last quarter of 2005.

Dividend Reinvestment Plan

The Company has a Dividend Reinvestment Plan in force since February 2002. The Company's Board of Directors decided to increase the discount offered under the Plan to 10%, from 7,5% which was the discount offered at the most recent dividend payment in respect of the 2001 dividend.

Auditors' Report to the Members of Bank of Cyprus Public Company Limited

Report on the Financial Statements

1 We have audited the consolidated financial statements of Bank of Cyprus Public Company Limited (the Company) and its subsidiaries (the Group) on Pages 79 to 127, which comprise the consolidated balance sheet as at 31 December 2004 and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and the related notes. These financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to the Company's members, as a body, in accordance with Section 156 of the Companies Law, Cap. 113. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

2 We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3 In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2004 and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards and the requirements of the Cyprus Companies Law, Cap. 113.

Report on other legal requirements

4 Pursuant to the requirements of the Cyprus Companies Law, Cap. 113, we report the following:

- We have obtained all the information and explanations we considered necessary for the purposes of our audit.
- In our opinion, proper books of account have been kept by the Company.
- The Company's financial statements are in agreement with the books of account.
- In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give the information required by the Companies Law, Cap. 113, in the manner so required.
- In our opinion, the information given in the report of the Board of Directors on Page 78 is consistent with the financial statements.

Ernst & Young

Ernst & Young

Nicosia
24 February 2005

Other Information

Shareholder Information

Shareholder Analysis, 31 December 2004			
Shareholder Category	Number	Shares Held	%
○ Private individuals	64 023	246 154 264	52,96
○ Public or private companies	1 401	101 183 112	21,77
○ Insurance companies, provident funds and trusts	378	81 035 303	17,43
○ Staff	3 752	15 552 966	3,35
○ Church	53	12 671 227	2,73
● Schools, clubs, public institutions, etc.	72	8 173 723	1,76
	69 679	**464 770 595**	**100,00**



Shareholder Analysis, 31 December 2004

As at 31 December 2004, 379 724 136 Bank of Cyprus shares (81,70% of total share capital) were registered on the Central Registry and Central Depository of the Cyprus Stock Exchange (CSE) and 85 046 459 shares (18,30% of total share capital) were registered on the Dematerialised Securities System (DSS) of the Athens Central Depository (ACD). All the above shares are listed both on the CSE and the Athens Exchange (ATHEX).

Dividend Reinvestment Plan

The Dividend Reinvestment Plan, which was introduced by Bank of Cyprus in 2002, is still in force. Under this Plan, all shareholders have the opportunity to reinvest all or part of the dividend they are entitled to receive from time to time, in additional Bank of Cyprus shares at a discount of 10% on the average current market price of the shares. Bank of Cyprus reserves the right to change the percentage of discount offered under the Plan, or even abolish it altogether. Participation in the Plan is voluntary. Shareholders have the right to participate in the Plan or to withdraw from it at any time, by notifying Bank of Cyprus in writing. Participation in the Plan remains in effect for all future dividend payments until revoked by the shareholder.

Transfer of shares from Cyprus to Greece and vice versa

All shareholders, without exception, may transfer their shareholding (in whole or in part) from the CSE to the DSS in Greece and trade them on the ATHEX. Equally, they can transfer their shares from the DSS to the CSE in Cyprus in order to trade them on the CSE.

In order for the above transfers to be effected, the shares to be transferred must have been settled beforehand (trade date plus three working days). Additionally, the shares must be free from any pledges or any obligations to third parties.

The time required for the completion of the transfer procedures for settled shares is two working days from the date of receipt of the transfer application by the ACD or the CSE (provided that the investor has correctly declared the information required for the recording of the shares on the DSS or the CSE).

Share tickers

CSE	BOC	ISIN CY0000100111
ATHEX	BOC	
Reuters	BOCr.AT	
Bloomberg	BOC GA	ISIN GRS 1

Participation in indices (01/01/2005)

Index

CSE General Index
FTSE/CySE 20
FTSE Med 100
FTSE New EU
DJ STOXX EU Enlarged TMI

1899 ◦ Establishment and operation of «Nicosia Savings Bank».

1912 ◦ Renaming to «Bank of Cyprus» and recognition as a limited company.

1943 ◦ Merger of Bank of Cyprus with the banking institutions of other towns and expansion across Cyprus.
◦ Adoption of the ancient Cypriot coin bearing the inscription «Κοινόν Κυπρίων» (Common to all Cypriots) as its emblem.

1944-1964 ◦ Establishment of Mortgage Bank of Cyprus (1944), General Insurance of Cyprus (1951), Bank of Cyprus (London) (1955) and Bank of Cyprus Finance Corporation (1964).

1980-1990 ◦ Acquisition of the operations of the Chartered Bank in Cyprus and establishment of the Cyprus Investment and Securities Corporation (CISCO) (1982).
◦ Acquisition of Kermia (1983), establishment of the Bank of Cyprus Cultural Foundation (1984) and EuroLife (1989).

1991 ◦ Commencement of operation of the first Bank of Cyprus branch in Greece.

1992 ◦ Establishment of Bank of Cyprus Factors.

1994 ◦ Establishment of ABC Factors in collaboration with and equal participation of Alpha Bank.
◦ Acquisition of Karmazi Properties & Investments, which was renamed Kermia Properties & Investments.

1995 ◦ Establishment of a Representative Office in South Africa.
◦ Operation of the BOC Global Equity Fund, the first international mutual fund established by a Cypriot bank.
◦ Founding of the Museum of the History of Cypriot Coinage.

1996 ◦ Establishment of Bank of Cyprus (Channel Islands) and operation of a Representative Office in Canada.

1997 ◦ Establishment of Kyprou Leasing in Greece.

1998 ◦ Establishment of Representative Offices in Moscow and New York, and of the Mutual Fund Management Company, Kyprou AEDAK, in Greece.
◦ Operation of the Bank of Cyprus Oncology Centre.

1999 ◦ Establishment of a Representative Office in Romania.

2000 ◦ Listing of the Bank's shares on the Athens Exchange (ATHEX) and issue of 39 million shares to the Greek investing public.
◦ Establishment of Bank of Cyprus Australia and operation of its first branches.
◦ Establishment of Bank of Cyprus Mutual Funds and BOC Ventures.
◦ Introduction of electronic banking for the servicing of customers through alternative delivery channels (internet, telephone and WAP).

2001 ◦ Establishment of *Kyprou Asfalistiki*, a branch of General Insurance of Cyprus in Greece and *Kyprou Zois*, a branch of EuroLife in Greece.
◦ Acquisition of Victory Securities, which was renamed Kyprou Securities.
◦ Sale of 50% shareholding in ABC Factors to Alpha Bank.

2002 ◦ Provision of factoring services in Greece through a unit of the Bank.

2003 ◦ Establishment of a Euro Medium Term Note (EMTN) Programme.

2004 ◦ Merger of the operations of Bank of Cyprus (London) with the branch of Bank of Cyprus in the United Kingdom.

Bank of Cyprus Public Company Ltd | Group Holding Company

Banking Services
- Bank of Cyprus Public Company Ltd (Cyprus-Greece-United Kingdom)
- Mortgage Bank of Cyprus Ltd (Cyprus)
- Bank of Cyprus Australia Pty Ltd (Australia)
- Bank of Cyprus (Channel Islands) Ltd (Guernsey)

Hire Purchase and Leasing Services
- Bank of Cyprus Finance Corporation Ltd (Cyprus)
- Kyprou Leasing SA (Greece)
- Kyprou Commercial SA (Greece)

Factoring Services
- Bank of Cyprus Factors Ltd (Cyprus)

Investment Services
- The Cyprus Investment and Securities Corporation Ltd (CISCO) (Cyprus)
- Kyprou Securities SA (Greece)
- BOC Ventures Ltd (Cyprus)

Asset Management
- Bank of Cyprus Mutual Funds Ltd (Cyprus)
- Kyprou Mutual Fund Management Company (AEDAK) (Greece)
- BOC International Fund Management Ltd (Ireland)

Insurance Services
- General Insurance of Cyprus Ltd (Cyprus-Greece)
- EuroLife Ltd (Cyprus-Greece)

Property and Hotel Services
- Kermia Ltd (Cyprus)
  - Kermia Hotels Ltd (Cyprus)
- Kermia Properties & Investments Ltd (Cyprus)
- Kyprou Properties SA (Greece)

Credit Card Processing
- JCC Payment Systems Ltd *(45% participation)* (Cyprus)

MORTGAGE BANK OF CYPRUS
Board of Directors
S. A. Triantafyllides, *Chairman*
V. G. Rologis, *Vice Chairman*
Chr. S. Pantzaris
A. Agathocleous
D. P. Ioannou
C. Z. Severis
Th. Aristodemou
D. Z. Pierides
E. Xenophontos
Chr. G. Christofides
P. G. Polyviou
A. Artemis

BANK OF CYPRUS AUSTRALIA
Board of Directors
S. A. Triantafyllides, *Chairman*
Chr. S. Pantzaris
E. Xenophontos
C. G. Stavrakis
N. Politis
S. Angelodemou
W. S. van der Mye
Chr. Ioannides
• *General Manager:* Chr. Ioannides

BANK OF CYPRUS (CHANNEL ISLANDS)
Board of Directors
E. Xenophontos, *Chairman*
C. G. Stavrakis
A. Eliades
S. J. Neophytou
J. Robinson
Iv. Bisson
• *General Manager:* A. J. H. Dempster

BANK OF CYPRUS FINANCE CORPORATION
Board of Directors
Chr. S. Pantzaris, *Chairman*
C. Z. Severis, *Vice Chairman*
A. Agathocleous
E. Xenophontos
Chr. Mouskis
• *Manager:* N. Sparsis

KYPROU LEASING
Board of Directors
S. A. Triantafyllides, *Chairman*
E. Xenophontos
G. Charalambous
A. Eliades
• *General Manager:* M. Der-Krikorian

BANK OF CYPRUS FACTORS
Board of Directors
Chr. S. Pantzaris, *Chairman*
A. Artemis, *Vice Chairman*
E. Xenophontos
J. Shacallis
G. Charalambous
P. G. Polyviou
V. Shiarly
Ch. C. Charalambides
• *Manager:* N. Neokleous

THE CYPRUS INVESTMENT AND SECURITIES CORPORATION (CISCO)
Board of Directors
S. A. Triantafyllides, *Chairman*
Chr. S. Pantzaris
E. Xenophontos
P. G. Polyviou
V. G. Rologis
A. Diogenous
C. Z. Severis
G. Charalambous
P. Antoniades
Y. Kypri
• *General Manager:* L. Pochanis

KYPROU SECURITIES
Board of Directors
K. Vasilakopoulos, *Chairman*
J. Seiradakis
C. Alikakos
H. Nicolaides
N. Nicolaides
Gr. Karayiannopoulos
• *General Manager:* Gr. Karayiannopoulos

BOC VENTURES
Board of Directors
S. A. Triantafyllides, *Chairman*
Chr. S. Pantzaris
E. Xenophontos
G. Charalambous
A. Jacouris
Y. Kypri
V. Shiarly
Ch. C. Charalambides
C. G. Stavrakis
St. Christodoulou

BANK OF CYPRUS MUTUAL FUNDS
Board of Directors
E. Xenophontos, *Chairman*
A. Jacouris
Y. Kypri
V. Shiarly
C. G. Stavrakis
St. Christodoulou
• *General Manager:* L. Pochanis

KYPROU MUTUAL FUND MANAGEMENT COMPANY (AEDAK)
Board of Directors
E. Xenophontos, *Chairman*
A. Eliades
H. Nicolaides
C. G. Stavrakis
M. Leventis-Clerides
• *General Manager:* G. Talaros

GENERAL INSURANCE OF CYPRUS
Board of Directors
V. G. Rologis, *Chairman*
E. Xenophontos
Chr. G. Christofides
P. Charalambous
D. P. Ioannou
P. G. Polyviou
M. Pissarides
• *General Manager:* St. Christodoulou

EUROLIFE
Board of Directors
E. Xenophontos, *Chairman*
G. Charalambous
A. Jacouris
Y. Kypri
• *General Manager:* A. Kritiotis

KERMIA
Board of Directors
Chr. S. Pantzaris, *Chairman*
E. Xenophontos
A. Agathocleous
A. Artemis
A. Theocharides
Ch. Hadjipanayiotou
P. Antoniades
• *General Manager:* St. Stavrinides

Bank of Cyprus

Bank of Cyprus (the Bank) is the Group holding company. It offers a wide range of financial products and services to the retail and corporate sectors and to public institutions. The Bank holds a leading position in Cyprus, where it operates through 167 points of sale. Bank of Cyprus has a significant presence abroad. In 1991 the Bank commenced its rapid expansion in Greece and has steadily expanded across the whole country, where it now offers a full range of financial services through its 96 branches. Additionally, the Bank operates representative offices in the USA, Canada, South Africa, Russia and Romania. In 1997, the Bank established a branch in London. The Bank currently operates six branches in the United Kingdom which mainly service the Cypriot and Greek community.

Mortgage Bank of Cyprus

Specialises in the granting of medium and long term loans for the development of the tourist and manufacturing industries in Cyprus.

Bank of Cyprus Australia

Established in 2000 as a wholly owned subsidiary of the Group, for the provision of banking services in Australia. It is the first bank established in Australia by a Cypriot or Greek banking institution. It operates through nine branches and one representative office. It offers a continuously increasing range of banking products and services in order to serve the Cypriot and Greek community of Australia.

Bank of Cyprus (Channel Islands)

Established in 1996 as a licensed offshore bank regulated by the Guernsey Financial Services Commission in Guernsey, Channel Islands, one of the world's most reputable financial centres. It offers specialised deposit and lending products as well as a wide range of investment products.

Bank of Cyprus Finance Corporation

It is the largest finance corporation in Cyprus. It provides hire purchase and leasing products to finance purchases of vehicles, machinery, electronic and other equipment.

Kyprou Leasing

Kyprou Leasing is a subsidiary of the Bank operating in Greece. It offers a full range of leasing products, such as property leasing and leasing of equipment, motor cars and commercial vehicles.

Kyprou Commercial

Kyprou Commercial was established in 1999 for the provision of consumer loans in Greece. The enactment of legislation for the liberalisation of consumer credit enabled the transfer of the largest part of the Company's activities to the Bank in Greece.

Bank of Cyprus Factors

The Company operates in Cyprus, providing factoring, invoice and cheque discounting services for domestic and international transactions. In addition to the provision of working capital finance, the Company offers specialised sales ledger administration and debt collection services, non-recourse factoring, as well as advisory services covering credit policy and working capital management.

The Cyprus Investment and Securities Corporation (CISCO)

The Company offers a wide range of specialised finance and investment services in Cyprus and holds a financial service provider licence from the Cyprus Securities and Exchange Commission. It provides brokerage, fund management and capital market services. The Company is a member of the Cyprus Stock Exchange.

Kyprou Securities

The Company operates in Greece. It offers brokerage services for transactions on the Athens Exchange and the Derivatives Market of the Athens Exchange, fund management services, custody, margin accounts, etc.

BOC Ventures
BOC Ventures was established in Cyprus for the provision of venture capital services. The Company operates through two investment companies, Tefkros Investments Ltd and Tefkros Investments (CI) Ltd, both of which are subsidiaries of the Bank, registered in Cyprus and the Channel Islands, respectively.

Bank of Cyprus Mutual Funds
The Company was established for the management of mutual funds in Cyprus and their distribution to institutional investors and the wider investing public.

Kyprou Mutual Fund Management Company (AEDAK)
Kyprou Mutual Fund Management Company (AEDAK) was established for the management and distribution of Greek mutual funds to institutional investors and the wider investing public.

BOC International Fund Management
Based in Ireland, the Company offers the BOC International Fund, an umbrella fund, under which a series of investment funds are operated. These funds are used in the management of investment portfolios offered by the Group's Private Banking Units.

General Insurance of Cyprus
It specialises in the provision of general insurance services in Cyprus and provides a wide range of insurance products, which fully cover the personal and commercial insurance needs of customers. In 2001, the Company established a branch in Greece which operates under the name *Kyprou Asfalistiki*, offering general insurance products.

EuroLife
The Company specialises in life insurance, offering a wide range of modern and flexible insurance products in Cyprus. In 2001, the Company established a branch in Greece that operates under the name *Kyprou Zois*, offering bancassurance products through the branch network of Bank of Cyprus Greece.

Kermia and Kermia Properties & Investments
These Companies specialise in property development and trading and in real estate management in Cyprus. Kermia has constructed and operates the Kermia Beach Bungalow Hotel in Ayia Napa, Cyprus.

GROUP HEADQUARTERS
Nicosia
51 Stassinos Street, Ayia Paraskevi
P.O. Box 21472, CY-1599 Nicosia
Telephone: +357 22842100
Fax: +357 22378111
www.bankofcyprus.com
info@cy.bankofcyprus.com

BANK OF CYPRUS AND
MORTAGE BANK OF CYPRUS
Nicosia *Main Branch*
86-88-90 Faneromenis Street
P.O. Box 21472, CY-1599 Nicosia
Telephone: +357 22848100
Fax: +357 22663633

Limassol *Main Branch*
1 Saripolos Street
P.O. Box 50215, CY-3699 Limassol
Telephone: +357 25845000
Fax: +357 25378249

Larnaca *Main Branch*
25 King Paul I Square
P.O. Box 40093, CY-6300 Larnaca
Telephone: +357 24844100
Fax: +357 24659181

Paphos *Main Branch*
E. Pallikarides Avenue
& A. Tselepos Street
P.O. Box 60034, CY-8123 Paphos
Telephone: +357 26846200
Fax: +357 26943603

Paralimni *Main Branch*
160 1st April Street
P.O. Box 33091, CY-5310 Paralimni
Telephone: +357 23843100
Fax: +357 23825103

BANK OF CYPRUS
FINANCE CORPORATION
Nicosia *Head Office*
2 Evrou Street, Strovolos
P.O. Box 22010, CY-1516 Nicosia
Telephone: +357 22474500
Fax: +357 22340458
info@finance.bankofcyprus.com

BANK OF CYPRUS FACTORS
Nicosia *Head Office*
47 Strovolos Avenue
P.O. Box 26555, CY-1640 Nicosia
Telephone: +357 22847000
Fax: +357 22511712
info@factors.bankofcyprus.com

THE CYPRUS INVESTMENT
AND SECURITIES CORPORATION
(CISCO)
Nicosia *Head Office*
4 Evrou Street, Strovolos
P.O. Box 20597, CY-1660 Nicosia
Telephone: +357 22881700
Fax: +357 22338488
www.cisco-online.com.cy
info@cisco.bankofcyprus.com

BOC VENTURES
Nicosia
127 Ayiou Procopiou
& Posidonos Street
P.O. Box 21472, CY-1599 Nicosia
Telephone: +357 22791300
Fax: +357 22777440
bocv@bocv.bankofcyprus.com

BANK OF CYPRUS
MUTUAL FUNDS
Nicosia *Head Office*
EuroLife House, 4 Evrou Street
Strovolos, CY-2003 Nicosia
Telephone: +357 22881884
Fax: +357 22340015
info@bocmutualfunds.bankofcyprus.com

GENERAL INSURANCE
OF CYPRUS
Nicosia *Head Office*
2-4 Themistoclis Dervis Street
P.O. Box 21668, CY-1511 Nicosia
Telephone: +357 22848700
Fax: +357 22676682
www.gic.com.cy
general@gic.bankofcyprus.com

EUROLIFE
Nicosia *Head Office*
4 Evrou Street, Strovolos
P.O. Box 21655, CY-1511 Nicosia
Telephone: +357 22474000
Fax: +357 22341090
www.eurolife.com.cy
info@eurolife.bankofcyprus.com

KERMIA
Nicosia *Head Office*
4 Diagoras Street
P.O. Box 24510, CY-1300 Nicosia
Telephone: +357 22663692
Fax: +357 22660938
info@kermia.bankofcyprus.com

KERMIA PROPERTIES
& INVESTMENTS
Limassol
67 Spyros Araouzos Street
P.O. Box 50212, CY-3602 Limassol
Telephone: +357 25343658
Fax: +357 25343716
info@properties.bankofcyprus.com

BANK OF CYPRUS GREECE
Athens *Head Office*
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 18 000
Fax: +30 210 64 77 809
genmgmt@bankofcyprus.gr

Attica Region
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 18 000
Fax: +30 210 64 18 049

North Greece Region
9 Nikis Avenue
546 24 Thessaloniki
Telephone: +30 2310 363 000
Fax: +30 2310 363 010

Central Greece Region
146 Elefth. Venizelou Street & Alkazar
Bridge Square, 412 22 Larisa
Telephone: +30 2410 562 000
Fax: +30 2410 562 009

Crete Region
40 Eleftherias Square & Averof Street
712 01 Heraklion
Telephone: +30 2810 308 300
Fax: +30 2810 308 310

Peloponnisos & Western Greece Region
224 Korinthou Street, 262 21 Patra
Telephone: +30 2610 271 020
Fax: +30 2610 271 889

KYPROU LEASING
Athens
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 77 030
Fax: +30 210 64 77 029
leasing@bankofcyprus.gr

KYPROU MUTUAL FUND MANAGEMENT COMPANY (AEDAK)
Athens
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 77 301
Fax: +30 210 64 77 309
jtalaros@bankofcyprus.gr

KYPROU SECURITIES
Athens
170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 87 01 000
Fax: +30 210 87 01 049
infosec@kyprousecurities.gr

KYPROU ASFALISTIKI
Athens *General Insurance of Cyprus Branch*
73 Mesogeion Avenue & Ilidos
115 26 Athens
Telephone: +30 210 64 77 384-6
Fax: +30 210 64 77 389
insurance@bankofcyprus.gr

KYPROU ZOIS
Athens *EuroLife Branch*
73 Mesogeion Avenue & Ilidos
115 26 Athens
Telephone: +30 210 64 77 180-6
Fax: +30 210 64 77 189
kyprouzois@bankofcyprus.gr

BANK OF CYPRUS UNITED KINGDOM
London *Head Office*
27-31 Charlotte Street
London W1T 1RP
Telephone: +20 7304 5830
Fax: +20 7436 4188
www.bankofcyprus.co.uk

BANK OF CYPRUS AUSTRALIA
Melbourne *Head Office*
Level 21, 459 Collins Street
Melbourne, Vic 3000
Telephone: +3 8627 2727
Fax: +3 8627 2777
www.bankofcyprus.com.au

BANK OF CYPRUS (CHANNEL ISLANDS)
Guernsey
Somers House, Rue du Pre
P.O. Box 558, St. Peter Port
Guernsey, Channel Islands GY1 6JF
Telephone: +1481 716 026
Fax: +1481 716 120

REPRESENTATIVE OFFICES

SOUTH AFRICA
Johannesburg
13th floor, Sandton City Office Towers
c/o Rivonia and 5th Streets
Sandton, South Africa
Telephone: +27 11784 3941
Fax: +27 11784 3942
pdaniel@bankofcyprus.co.za

Postal Address:
P.O. Box 652176, Benmore Gardens
2010 Johannesburg, South Africa

CANADA
Toronto
658 Danforth Avenue, Suite 302
Toronto, Ontario, Canada M4J 5B9
Telephone: +1 416 461 5570
Fax: +1 416 461 6062
info@bankofcyprus.ca

U.S.A.
New York
80 Broad Street, 27th floor, New York
NY 10004, U.S.A.
Telephone: +1 212 759 7280
Fax: +1 212 759 7327

RUSSIA
Moscow
Olympic Plaza, Prospect Mira 33
Building 1, 6th floor
129110 Moscow, Russia
Telephone: +7 095 797 5808
Fax: +7 095 797 5810
b@bankofcyprus.stelcom.ru

ROMANIA
Bucharest
7 Pache Protopopescu Blvd, Sector 2
Bucharest, Romania
Telephone: +4021 313 4743
Fax: +4021 313 4741
bucharest@bankofcyprus.ro

Bank of Cyprus Cultural Foundation

The Bank of Cyprus Cultural Foundation was founded in 1984, as a result of the growing interest of the Bank to contribute towards the conservation of the cultural heritage of Cyprus, which had been looted and stolen by the turkish occupation forces and the Bank's determination to promote internationally the hellenic civilization of Cyprus. According to its founding act in 1984, all works of art, coins, maps and rare publications belonging to the Bank at the time, were transferred to the Foundation for protection and conservation. The existing core collections have since been developed to collections of exceptional cultural significance.

The Foundation has developed a rich publishing programme and it organises exhibitions and lectures relating to the content of its collections and other areas of its activity. It also sponsors annual events that contribute to the literary and theatrical education of young people.

In 1995, the Foundation inaugurated its first museum, the Museum of the History of Cypriot Coinage, which houses a large part of the Foundation's coin collection. The Museum organises educational programmes for school children. In 1996 it inaugurated its permanent restored areas in the historic Bank of Cyprus building, located in Phaneromeni Street in the old part of the city of Nicosia.

In 2000, a branch of the Cultural Foundation was established in Greece, aiming to strengthen the Foundation's co-operation with institutions operating in mainland Greece, as well as expanding the Foundation's horizons to cover the wider Hellenic world.

In 2002, the Museum of the George and Nefeli Giabra Pierides Collection (donated by Clio and Solon Triantafyllides) was inaugurated. The Museum is located at the Foundation's building in Nicosia. The Collection includes more than 600 objects and has been described as one of the richest in the world in mycenaean pottery.

Members of the Board

Y. Kypri *(Chairman)*, M. Iacovou, S. Ioannou, V. Karageorghis, C. Colotas, N. Orphanos, Th. Papadopoulos, D. Z. Pierides, St. Soulioti, A. Philippou, Chr. Phylactou, G. Charalambous

- *Director:* L. Michaelidou

Honorary Members

Sp. Vryonis, D. Ioannou, Th. Stavrou

Address: 86-88-90 Phaneromeni Street
P.O. Box 21995, CY-1515 Nicosia
Telephone: +357 22677134
Fax: +357 22662898
info@cultural.bankofcyprus.com
www.boccf.com

Address of Greek branch: 170 Alexandras Avenue
115 21 Athens
Telephone: +30 210 64 77 920
Fax: +30 210 64 77 498

Bank of Cyprus Medical Foundation

The Bank of Cyprus Medical Foundation was founded in 1991 with the principal objective of managing the Bank's significant donation to the health sector. In collaboration with the Ministry of Health and other interested bodies, a decision was taken to establish an independent and autonomous Oncology Centre, offering diagnostic services and treatment.

The total cost of the Oncology Centre's construction and equipment amounted to C£7 million and was entirely donated by Bank of Cyprus. The Centre began its operation in September 1998. The Government of Cyprus covers the operating costs of the Centre, whereas the Medical Foundation covers the Centre's capital expenditure. Its aim is to become a regional medical centre of excellence both in terms of equipment and human resources.

Members of the Board

S. A. Triantafyllides *(Chairman)*, Chr. S. Pantzaris, V. G. Rologis, D. P. Ioannou, A. Agathocleous, C. Z. Severis, E. Xenophontos, G. Charalambous, Y. Kypri, A. Artemis, P. G. Polyviou

Trustees of the Bank of Cyprus Oncology Centre

A. Vassiliou *(Chairperson)*, P. Sarris, Chr. Patsalides, Chr. S. Pantzaris, C. Z. Severis, Y. Kypri, M. Triantafyllides *(ex-officio)*

Address of the Bank of Cyprus Oncology Centre: 32 Acropolis Avenue, CY-2006 Strovolos, Nicosia
Telephone: +357 22841300
Fax: +357 22511870

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Bank of Cyprus Public Company Ltd will be held at the Group Headquarters, 51 Stassinos Street, Ayia Paraskevi, Strovolos, Nicosia, on Wednesday 18 May 2005 at 4.30 p.m., to transact the following business:

1. To receive and consider the Directors' Report and the Financial Statements of the Company for the year 2004 and to declare a dividend for the year 2004.

2. To elect members of the Board of Directors.

3. To determine the remuneration of the Directors.

4. To re-appoint the auditors and authorise the Board of Directors to determine their remuneration.

Y. Kypri
Secretary

23 March 2005

Notes:
A member entitled to attend and vote at the Annual General Meeting of Bank of Cyprus Public Company Ltd (the Company), is entitled to appoint a proxy to attend and vote on his/her behalf. Such a proxy need not be a shareholder of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company, 51 Stassinos Street, Ayia Paraskevi, Strovolos, 2002 Nicosia, at least 48 hours before the time of the Meeting.

At its meeting on 24 February 2005, the Board of Directors of the Company decided to propose for approval Thursday, 26 May 2005 as the ex-dividend date. Consequently, transactions that take place until Wednesday, 25 May 2005 (inclusive), will be eligible to receive the dividend for 2004.

The dividend for 2004 will be paid to eligible shareholders on Thursday, 16 June 2005, provided that it is approved by the Annual General Meeting.

Shareholder Enquiries

Shareholders and brokerage houses may contact the Group's Shares & Bonds Department regarding any matters relating to the Company's registered securities, share dividend payments, interest coupons on bonds and capital securities, pledges and release of pledges on securities, change of shareholder details and transfers of shares from the Central Registry and Central Depository of the Cyprus Stock Exchange to the Dematerialised Securities System of the Athens Central Depository and vice versa. Copies of the Annual and Interim Reports of the Group are also available.

Cyprus
Shares & Bonds Department
EuroLife House, 4 Evrou Street, Strovolos, P.O. Box 24884, CY-1398 Nicosia
Telephone: +357 22842100, Fax: +357 22336258
shares@zenon.logos.cy.net

Greece
Custody, Shareholders and Derivatives Clearing Department
170 Alexandras Avenue, 115 21 Athens
Telephone: +30 210 64 77 332, Fax: +30 210 64 77 329
metoxologio@bankofcyprus.gr

Investor Relations

Institutional investors and investment houses in general, brokers and investment analysts may direct their enquiries relating to the valuation and financial strength of the Company to the Investor Relations Department.

Investor Relations Department
EuroLife House, 4 Evrou Street, Strovolos, P.O. Box 24884, CY-1398 Nicosia
Telephone: +357 22881740, Fax: +357 22336258
investors@bankofcyprus.com

Annual Bulletin

Shareholders can obtain copies of the Annual Bulletin published in accordance with the provisions set out in Article 16 of the Greek Capital Market Committee's «Code of Conduct for companies listed on the Athens Exchange» by contacting the Shares & Bonds Department of the Group in Cyprus or the Custody, Shareholders and Derivatives Clearing Department in Greece, or by accessing the Group's website, www.bankofcyprus.com (Investor Relations/Prospectuses).

Bank of Cyprus Group

Group Headquarters
51 Stassinos Street, Ayia Paraskevi, Strovolos, P.O. Box 21472, CY-1599 Nicosia, Cyprus
Telephone: +357 22842100, Fax: +357 22378111
www.bankofcyprus.com
info@cy.bankofcyprus.com

Direct Banking (in Cyprus)	800 00 800 or +357 22848000 (international calls)
Phone Banking (in Greece)	801 11 802 803 or +30 210 64 18 888 (international calls)

Coordination: E. Ioannidou Procopiou
Editing: M. Nicola, E. Livadiotou, M. Lazaridou
Design: Ouóo Creative Concepts
Portraits: D. Vattis
Page composition and graphs: Ouóo Creative Concepts
Printing and binding: Chr. Nicolaou & Sons Ltd
Paper supplier: Cartiere Burgo SPA

Annex A

List identifying the information specified in Rule 12g3 – 2 (b) (ii)

Bank of Cyprus Public Company Limited ("the Bank") is a public limited company incorporated in the Republic of Cyprus whose shares are listed and traded both on the Cyprus Stock Exchange ("CSE") and the Athens Exchange ("ATHEX"). Pursuant to Rule 12 g 3- 2(b)(ii) the Bank submits this list identifying the information or document that the Bank is required to (A) make public pursuant to the laws of the Republic of Cyprus, (B) file with the CSE and/or the ATHEX or (C) distribute to the holders of its Ordinary Shares, and stating when and by whom such information or document is required to be made public, filed with the CSE and/or the ATHEX or distributed to holders of the Bank's ordinary Shares. The primary language for all filings and announcements is the Greek language. Announcements are all translated in English.

The Bank is subject to the reporting requirements of the following regulators in Cyprus and Greece:

1. Government Authorities, such as the Registrar of Companies, supervising adherence to **Cyprus Companies Law (Cap 113)**.

2. The Central Bank of Cyprus supervising adherence of the Bank to **Banking Law (Law 66(1) of 1997 of the Republic of Cyprus)**

3. The Cyprus Securities and Exchange Commission ("CySEC") and the Cyprus Stock Exchange ("CSE") supervising adherence of the Bank, as an issuer, to the **Cyprus Securities and Stock Exchange Law and Regulations.**

4. The Hellenic Capital Markets Commission and the Athens Exchange (ATHEX) supervising adherence of the Bank, as an issuer, to the **Athens Exchange Regulation and the Capital Market Commission Regulations.**

1. CYPRUS COMPANIES LAW (CAP 113)

In accordance with the Companies Law of the Republic of Cyprus, Cap 113, as amended (the "Companies Law"), the Bank, as a public company, is required to make certain filings with the Registrar of Companies (the "Registrar"). Pursuant to section 365 of the Companies Law, any person may inspect the documents kept by the Registrar, during the hours in which the Registrar is open to the public for such inspection (which at present is from 9am to 12am on business days, other than on Thursdays, when it is also open from 3pm to 5pm) or request a certificate of incorporation of any company, or a copy or extract of any other document or any part of any other document, kept by the Registrar, such copy to be certified by the Registrar as a true copy of the original thereof . Furthermore, pursuant to section 365A of the Companies Law, the Registrar shall take the necessary steps to publish an announcement in the Official Gazette of the Republic of Cyprus of all documents filed with the Registrar by companies, in accordance with the provisions of the Companies Law. The announcement, which is drawn up by the company that is making the filing and checked by the Registrar as to its' accuracy and completeness, must include (i) the name of the company, (ii) a reference to the type of document filed and the subject matter of the entries and (iii) the filing date.

The following is a list of the type of information or reports that the Bank is required to file with the Registrar, pursuant to the Companies Law.

Type of Information or Report	Required Date of Filing with the Registrar (if any)	Source of Requirement
Alteration of Memorandum of Association: Copy of the court order confirming the alteration, together with a printed copy of the memorandum as altered.	Within 15 days from the date of the relevant court order. The court may by order extend the time for delivery of documents to the Registrar under this section, for such period as the court may think proper.	Companies Law
Alteration of Articles of Association: Copy of the Articles, as altered, together with a printed copy of the special resolution of the shareholders of the company approving the alteration.	Within 15 days after the passing of the relevant special resolution of the shareholders.	Companies Law
Change of Name: A printed copy of the special resolution of the shareholders of the company authorising the name change.	Within 15 days after the passing of the relevant special resolution of the shareholders.	Companies Law
Prospectus: A copy of any Prospectus (dated and signed, with any endorsements and attachments), to be issued by the company, relating to the subscription or purchase of new shares or debentures which (a) are **not** issued to existing shareholders or debenture holders, (b) do **not** relate to shares or debentures uniform with shares or debentures previously issued and for the time being dealt in or quoted on a prescribed stock exchange (c) are **not** underwritten and (d) **are** offered to the public. ***A Prospectus is defined in the Companies Law as***	On or prior to the publication date of any Prospectus.	Companies Law

Type of Information or Report	Required Date of Filing with the Registrar (if any)	Source of Requirement
any prospectus, notice, circular, advertisement, or other invitation, offering to the public for subscription or purchase any shares or debentures of a company.		
Allotment of Shares (i.e. an agreement to take up shares in the company): Return as to allotments of shares that have been made. The return should state: (a) the number and nominal amount of the shares comprised in the allotment, the names, addresses and descriptions of the allottees, and the amount, if any, paid or due and payable on each share; and (b) in the case of shares allotted as fully or partly paid up otherwise than in cash, a contract in writing constituting the title of the allottee to the allotment together with any contract of sale, or for services or other consideration in respect of which that allotment was made, and a return stating the number and nominal amount of shares so allotted, the extent to which they are to be treated as paid up, and the consideration for which they have been allotted.	Within one month of the allotment. In case of default in delivering as above, the company may apply to court for an order extending the time for delivery of the document for such period as it thinks proper.	Companies Law
Share Capital Increase: **(1) Notice of an offer for subscription on a pre-emptive basis to existing shareholders, in connection with a share capital increase, for cash consideration.** **(2) A printed copy of the relevant resolution of the shareholders restricting or withdrawing shareholders' pre-emptive rights, in connection with a share capital increase for cash consideration.**	(1) Timing as per provisions of the Companies Law, relating to the filing of Prospectuses and increases of share capital (2) Within 15 days after the passing of the relevant resolution of the shareholders.	Companies Law
Consolidation of share capital, conversion of shares into stock etc.: Notice of any resolution of the shareholders authorising and effecting: (a) a consolidation and division of share capital into shares of larger amount than its existing shares; or (b) a conversion of any shares into stock; or (c) a reconversion of stock into shares; or (d) a subdivision of its shares or any of them; or (e) a redemption of any redeemable preference shares; or	Within one month from the passing of the relevant resolution.	Companies Law

Type of Information or Report	Required Date of Filing with the Registrar (if any)	Source of Requirement
(f) a cancellation of any shares, otherwise than in connection with a reduction of share capital, specifying, as the case may be, the shares, consolidated, divided, converted, subdivided, redeemed or cancelled, or the stock reconverted.		
Increase of nominal share capital: Notice of the increase together with a printed copy of the ordinary resolution of the shareholders, effecting the increase.	Within 15 days after the passing of the relevant ordinary resolution of the shareholders.	Companies Law
Reduction of share capital: Copy of the court order and special resolution of the shareholders effecting the reduction of share capital.	A copy of the relevant special resolution of the shareholders to be filed with the Registrar, within 15 days after the passing thereof. As for the filing of the relevant court order – there is no time-limit.	Companies Law
Change of Registered Office: Notice specifying new address and telephone.	Within 14 days from change.	Companies Law
Copy of Annual Return: The Annual Return must contain: (1) the address of the registered office of the company, (2) (a) if the register of members is kept elsewhere than at the registered office of the company, the address of the place where it is kept, (b) if any register of holders of debentures of the company is kept elsewhere than at the registered office of the company, the address of the place where it is kept, (3) a summary of share capital and debentures, distinguishing between shares issued for cash and shares issued as fully or partly paid up otherwise than in cash, (4) particulars of the total amount of the indebtedness of the company in respect of all charges and mortgages, which are required to be registered or recorded with the Registrar under the Companies Law, (5) a list of present and past members – (a) containing the names and addresses of all persons who, on the fourteenth day after the company's annual general meeting for the year, are members of the company, and of persons who have ceased to be members since the date of the last return; (b) stating the number of shares held by each member at the date of the return, specifying shares transferred since the date of the last return and the dates of registration of the transfers;	The Annual Return must be completed within 42 days after the annual general meeting for the year and copy thereof must be promptly filed.	Companies Law

Type of Information or Report	Required Date of Filing with the Registrar (if any)	Source of Requirement
(c) if the names aforesaid are not arranged in alphabetical order, having annexed thereto an index. If any issued shares have been converted into fully-paid stock, the amount of the stock held by each member must be given and a complete return of the members and their holdings need only be made every third year, and in the intervening two years only a list of changes in the membership need be given. (6) such particulars with respect to the persons who at the date of the return are the directors of the company and any person who at that date is the secretary of the company as are required to be in the register of directors and secretaries. There shall be annexed to the Annual Return copies of all of the documents laid before the company in general meeting i.e. (i) all financial accounts, (ii) the directors report, (iii) the auditors report attached to the aforementioned. The obligation of annexing the copies shall not apply - (i) to all optional accounts that the company may wish to lay down and (ii) the directors report; but only if a copy thereof is available to the public.		
FINANCIAL ACCOUNTS AND AUDIT: (1) **Annual and Consolidated Financial Accounts:** a. Full set of financial accounts to be drawn-up as such set is prescribed on the basis of International Accounting Standards (IAS) and meeting all other publication requirements of the Companies Law. b. Apart from the information prescribed by IAS, the financial accounts and notes are to provide information as to: (i)particulars of any proposed payment to any director for loss of office (ii)particulars of directors' holdings of shares issued by the company (iii)particulars of directors' fees, salaries, pensions, etc. (iv) particulars of loans to officers, (v) the auditors fees, as well as all amounts paid in relation to the expenses thereof. c. Financial accounts to give a "true and fair view" of the company in accordance with IAS. d. (i) whenever financial accounts are published in full, these must be published entirely in the form in which the financial accounts which had been audited by the person responsible for	All financial accounts, the directors report and the auditors report to be annexed to the Annual Return, which is completed within 42 days after the Annual General Meeting for the year and promptly filed.	Companies Law

Type of Information or Report	Required Date of Filing with the Registrar (if any)	Source of Requirement
auditing were drawn-up and they must be accompanied by the full text of the auditors report. In any event, all remarks, reservations and refusals to report upon the accounts that may have been expressed by the auditor must be presented; (ii) if the financial accounts are not published in full – i. these must be marked that the publication is a summary publication; ii. it must state the place where the accounts have been deposited; iii. it must report the auditors opinion, as well as any references that require attention, without there being a requirement for the auditors report to accompany the publication; iv. in any event, financial accounts must not be published separately, but as a unified whole. (2) **Directors' Report** to be attached to every financial account. (3) **Auditors' Report** to be attached to the above and to contain all statements as to the following: a. Whether they have obtained all the information and explanations which to the best of their knowledge and belief were necessary for the purposes of their audit. b. Whether, in their opinion, proper books of account have been kept by the company, so far as appears from their examination thereof, and proper returns adequate for the purposes of their audit have been received from branches not visited by them. c. (i) A definition of the financial accounts that are the subject of the audit, together with the specific financial reporting framework that has been applied in their preparation. (ii) A description of the scope of the audit which shall at least identify the auditing standards in accordance with which the statutory audit was conducted. (iii) Whether the company's financial accounts or consolidated financial accounts dealt with by the report are in agreement with the books of account and returns. (iv) Whether in their opinion and to the best of their information and according to the explanation given to them, the financial accounts or consolidated financial accounts give the information required by the Companies Law in the manner so required and give a true and fair		

Type of Information or Report	Required Date of Filing with the Registrar (if any)	Source of Requirement
view of the financial state of the company's affairs as at the end of its' financial year and of the profit or loss for its' financial year. (d) In the case of a holding company submitting consolidated financial accounts whether, in their opinion, the consolidated financial accounts have been properly prepared in accordance with the provisions of the Companies Law so as to give a true and fair view of the state of affairs and profit or loss of the company and its' subsidiaries included therein, so far as concerns members of the company or, as the case may be, so as to give a true and fair view thereof subject to the non-disclosure of any matters (to be indicated in the report) which are not required to be disclosed.		
Change of directors/secretary/particulars in register of directors/secretary: A return notifying the change.	Within 14 days from the change	Companies Law
Arrangements and Reconstructions: (1) An office copy of any court order sanctioning any compromise or arrangement between the company and its creditors or any class of them, or between the company and its members or any class of them, without going into liquidation, to be filed, otherwise is of no effect. (2) An office copy of any court order facilitating any scheme for the reconstruction of the company or the amalgamation of any two or more companies, issued upon an application for the sanction of a compromise or arrangement for the purposes of any such scheme, which involves the transfer of the whole or part of the undertaking or property of the company to another company.	(1) Promptly following the issuance of the relevant court order. (2) Within 7 days after the making of the court order.	Companies Law
Merger and Division: Reorganisation, merger or division plan drawn up by the Board of Directors, to be filed and the Registrar, in turn, is to publish an announcement by means of a reference thereto and its' subject matter, in the Official Gazette of the Republic of Cyprus.	At least one month before the date fixed for the general meeting, which is convened to decide thereon.	Companies Law
Winding-Up: **Winding-up order by the Court:** (a) Copy of any winding up order.	(a) Promptly after the issuance of the court order.	Companies Law

Type of Information or Report	Required Date of Filing with the Registrar (if any)	Source of Requirement
(b) Copy of any dissolution order (i.e. when the affairs of a company have been completely wound up) - to be filed by the liquidator.	(b) Within 14 days from the date thereof.	
Members voluntary winding-up: (a) **A statutory declaration of solvency**, in case of proposal to wind up voluntarily. (b) **The special resolution passed to wind up voluntarily and for the appointment of a liquidator** is to be filed and the Registrar in turn is to publish same in the Official Gazette of the Republic of Cyprus.	(a) Before the date of the passing of the resolution for the winding up. (b) Within 14 days after the passing of the said resolution.	
Creditors voluntary winding up: (a) **Notice of the meeting of the creditors** is to be filed and the Registrar in turn is to publish same, once in the Official Gazette of the Republic of Cyprus and once at least in two local newspapers. (b) **The extraordinary resolution passed to wind up voluntarily and for the appointment of a liquidator** is to be filed and the Registrar in turn is to publish same in the Official Gazette of the Republic of Cyprus.	(a) Promptly. (b) Within 14 days after the passing of the said resolution.	

2. Banking Law (Law 66(1) of 1997 of the Republic of Cyprus)

Type of Information or Report	Required Date of Submission to the *Central Bank*	Source of *Requirement*
Annual Financial Statements consisting of : 1. Balance Sheet 2. Profit & Loss Account 3. Auditors Report are submitted to the Central Bank of Cyprus.	Within six months from the end of each fiscal year.	Part IX Paragraph 24.(1) of Banking Law (Law 66(1) of 1997)

3 (a) The Cyprus Securities and Stock Exchange Law 1993-2004 and Regulations 1995-2004 as amended by: Law 115(I)/2005 of the Republic of Cyprus and the Cyprus Stock Exchange Regulation December 2005

In accordance with the Cyprus Securities and Stock Exchange Law and Stock Exchange Regulation, as amended, the Bank as an issuer of listed shares is required to submit information to the Cyprus Stock Exchange ("CSE") and the Cyprus Securities and Exchange Commission ("CySEC") as well as send some information directly (by mail) to the shareholders of its ordinary shares and/or make relevant announcements in a number of widely distributed newspapers.

Information is announced to the Cyprus Stock Exchange for release to the investing public and is also posted on the issuer's website. All information which should be made public via newspapers or be sent to the shareholders must be first announced to the Cyprus Stock Exchange. The Cyprus Stock Exchange disseminates all information submitted to them by the issuer public via their website. The primary language for all filings and announcements is the Greek language. Announcements are all translated in English.

Type of Information or Report	Required Date of Release	Source of Requirement
Information considered necessary to enable shareholders execute their rights is mailed to Shareholders. Such information includes:		**Article 131[1] & Reg.5.2.1.2, 5.2.3 & 5.2.8**
• Notice of date of Annual General Meeting.	• Twenty one (21) days before the Annual General Meeting.	
• Notice of dividend distributions/ new issues/ rights issues etc.	• As deemed appropriate and timely depending on matter under review.	
• Notice of Rights Issues	• Relating to rights issue the issuer must remind the investors 20 days prior to the exercise date (if a specific date has been set) or the first day of the exercise period but not more than 45 days prior to the applicable date.	
Notice of the date on which the Board of Directors will convene to decide or suggest (i) if there will be a dividend distribution or not, (ii) to approve the announcement of financial results or (iii) any other issue affecting the share capital is announced to the CSE and posted on the issuer's website.	Ten calendar days before the date of the Board meeting.	**Reg.5.2.1.16**

[1] Information as required by Article 131 may be forwarded to investors electronically provided that the relevant decision has been taken at a General Meeting and meets the predefined conditions (Article 132).

Type of Information or Report	Required Date of Release	Source of Requirement
Decisions of the Board of Directors • about dividend distribution • to approve financial results and how they will be presented • about changes in capital structure or rights issue • about proposed changes in the Memorandum and Articles of Association • purchase or redemption of significant corporate assets (minimum contents of announcement are defined) The above information is announced to the CSE and posted on the issuer's website.	Immediately after the decision /approval and if possible at least one hour before the commencement of trading at the Cyprus Stock Exchange.	**Reg.5.2.1.17**
Proposed amendment to the **Memorandum and/or Articles of Association.** This information is announced to the CSE and posted on the issuer's website.	At the same time that the invitation to the Annual General Meeting (AGM) is published (i.e. 21 days before AGM date).	**Article 134**
Any amendment to the rights of different classes of shares is announced to the CSE and posted on the issuer's website.	Timely basis without delay.	**Article 135 (1) & Reg. 5.2.1.18**
The **repurchase/buy back of debt securities**, if the repurchase/ buy back represents in total 3% of the total assets or any additional repurchase/ buy back which represents 1% of total assets is announced to the CSE and posted on the issuer's website.	One hour prior to the commencement of trading on the day following the repurchase or buy back.	**Reg. 5.2.1.20**
Appointments, resignations and other changes in the position of Chairman or Member of the Board of Directors, General Manager, Finance Manager, Auditor and other Senior Officers are announced to the CSE and posted on the issuer's website.	Timely basis without delay.	**Article 135 (2)**

Type of Information or Report	Required Date of Release	Source of Requirement
Preliminary financial/ operational results, which have been announced in any way to third parties are announced to the CSE and posted on the issuer's website.	Timely basis without delay.	**Article 136**
Related party transactions Transactions/agreements which might involve conflict of interest (as defined by the law) provided that the transaction value exceeds 100.000 Cyprus Pounds per calendar year per person or group of connected persons are submitted to the CSE.	Within seven days from the date on which the threshold of 100.000 Cyprus Pounds is reached.	**Article 137 & Reg. 5.2.2**
Information which is required to be published by a company the shares of which are listed also on another capital market (applicable because the Bank has its shares listed on ATHEX) is announced to the CSE.	At the same time as announced in the other capital markets.	**Article 138 & Reg.5.2.1.15**
Annual Report Annual Report which has been prepared in accordance with International Accounting Standards must be filed with the CSE and the CySEC and posted on the issuer's website. Consist of: 1. Audited Annual Financial Statements. 2. Auditors Report. 3. Board of Directors Report. 4. Corporate Governance Report.	As soon as they are prepared and not later than four months after the end of the fiscal year.	**Article 140 & Reg. 5.2.4.&5.3.1.1**
Interim Report Interim Financial Statements which have been prepared in accordance with International Accounting Standards must be filed with the CSE, the CySEC, either mailed to Shareholders or published in one widely distributed newspaper and posted on the issuer's website. Consist of: 1. Financial Statements including comparative amounts for the same period	Within two months after the end of the six months of the fiscal year.	**Article 142 & Reg. 5.2.4.5&5.3.1.1**

Type of Information or Report	Required Date of Release	Source of Requirement
of the previous year. 2. An explanatory statement containing all material information which affected the results of the period or will affect future results and operations of the issuer.		
Use of Proceeds from share capital increase Table showing the utilization of capital raised, if proceeds exceed 500,000 Cyprus pounds, is announced to the CSE and posted on the issuer's website.	Within one year from the date the capital was raised. One year from the date the amount collected reached 500,000 Cyprus Pounds, in the case the capital was partially collected.	**Reg. 5.2.5**
Acquisition or Disposal of a significant % shareholding The % of voting rights and share capital held before and after a transaction via which a person or controlled entity[2] has acquired or disposed or transferred a number of shares, directly or indirectly[3], such that the holding of voting rights reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%,30%, 50% and 75% is announced to the CSE and CySEC and posted on the issuer's website. [4]	The next business day from the earliest of: 1. the date on which the shareholder has disclosed this information to the issuer. 2. the date these changes have been recorded in the share register or the issuer has been informed officially or should have been informed about the changes in the share structure.	**Article 172 & Article 114**
Rights Issue Information about rights exercised or about other securities convertible to shares is announced to the CSE and posted on the issuer's website.	Within 5 working days from the ex-date (if a date is set) or the last day of the exercise period.	**Reg. 5.2.1.22**
All other information that the CSE and/or the CySEC considers appropriate/ important for the protection of investors and the smooth operation of the Capital market should be published in the format and within the time frame specified by the CSE.	Within the time frame specified by the Cyprus Stock Exchange.	**Articles 115 & 139 & Reg.5.2.1**

[2] Law defines the entities which should be taken into consideration.
[3] Guidance is provided by Article 169.
[4] The Cyprus Securities & Exchange Commission may waive the obligation for making the information public if it considers that such publication is against the interest of the investors or may harm the issuers provided though that this would not be misleading to the public or essential for evaluating the securities (Article 177).

Type of Information or Report	Required Date of Release	Source of Requirement
Any information important to investors relating to the execution of their voting rights and evaluation of the securities must be announced to the CSE and posted on the issuer's website.	Timely basis without delay.	**Reg. 5.2.1.1 (b) & Reg. 5.2.1.3**

3 (b) Law 116 (I)/2005 of the Republic of Cyprus governing Transactions of Persons possessing Confidential Information and Market Abuse implementing the EU Market Abuse Directive

The information is announced/submitted to the CSE and the CySEC. All information which should be made public via newspapers or be sent to the shareholders must be first announced to the Cyprus Stock Exchange. The Cyprus Stock Exchange makes all information, submitted by the issuer, public via the Exchange's website.

Type of Information or Report	Required Date of Release	Source of Requirement
Confidential information Information that if made public could significantly affect the price of the security must be announced to the CSE and CySEC and posted on the issuer's website.	Timely basis without delay unless exemption approved by Cyprus Securities and Exchange Commission (provided several conditions are met for such an exemption).	**Article 11&12&14** & **Reg.5.2.1.3**
Transactions of persons who might have access to *confidential* information Transactions (relating to the securities of the Issuer) by persons (as defined below) who might have access to confidential information and persons related to them (direct first degree relationship) must be announced to the CSE and the CySEC. It is such person's responsibility to announce any such transaction to the issuer and the issuer is obligated to make the information public via an announcement to the CSE. A person is considered to have access to confidential information: • due to his position in the Board of Directors, management or as regulator of the issuer • due to a significant shareholding • due to his work duties • due to illegal transactions • due to disclosure from another person having access to confidential information • due to the close family (first degree) relationship with a person who has access to confidential information	Prior to the commencement of the next trading day following the transaction.	**Article 18** & **Reg.5.2.1.1(a)**

3 (c) Law 114 (I)/2005 of the Republic of Cyprus governing the public offering of securities, the prospectus accompanying a public offering or listing of securities and relevant matters implementing the EU Prospectus Directive

The Prospectus information is submitted to the Cyprus Securities and Exchange Commission for approval. Once approved, the Prospectus is submitted to the CSE and the ATHEX for dissemination and is also made available through posting on the issuer's website and availability in hard copy at certain required locations (i.e. issuer's registered office).

The Annual Bulletin is also submitted to the CSE which makes all information public via the Exchange's website and is also posted on the issuer's website.

Type of Information or Report	Required Date of Release	Source of Requirement
Prospectus Publication of a Prospectus as per EU Regulation 809/2004 for the offering to the public or the listing of securities in the capital market. This should include all information necessary to help investors in the best possible manner to evaluate the financial situation, results and prospects of the issuer.	After the approval from the Cyprus Securities and Exchange Commission & before the commencement of the offering period or the listing (as applicable).	**Article 7,9(2),25,41**
Supplementary Prospectus in case of any omission, mistake or new information which might affect the evaluation of the securities by the investors.	As soon as approved by the Cyprus Securities and Exchange Commission.	**Article 14**
Details of the **method of public offering.**	Timely basis without delay and prior to the first trading day of the securities.	**Reg. 5.2.1.19**
Annual Bulletin Consists of all the information or reference list of all information made public in the past 12 months.	Published at least once a year after the announcement of the annual financial results and before the Annual General Meeting.	**Article 17**

4. Athens Exchange (ATHEX) Regulation

The information is announced/submitted to the Athens Exchange for release to the investing public by posting it on the Exchange's website and is also posted on the issuer's website. All information which should be made public via publication in newspapers or be sent to shareholders must be first announced to the Athens Exchange.

Type of Information or Report	Required Date of Release	Source of Requirement
Quarterly interim report Quarterly interim report meeting the content and form as required by decision 17/336/2.4.2005 of the Hellenic Capital Markets Commission to be announced to the ATHEX, filed with the Hellenic Capital Markets Commission and published in one newspaper, as well as posted on the issuer's website.	Within two months after the end of the quarter.	**Article 275-1(a)**
Use of Proceeds Table showing the utilization of capital raised (the contents of the table should be according to a predefined format) to be announced to the ATHEX and posted on the issuer's website. The table must be audited by the external auditor.	Within two months after the end of the period.	**Article 275-4(a)** **&** **Article 292** & **Article 3 par.1** of Presidential Decree 360/85
Annual Report Annual Financial Statements are announced to the ATHEX, submitted to the Hellenic Capital Markets Commission and posted on the issuer's website.	Within two months after the end of the fiscal year.	**Article 275- 9(a)**
Annual Bulletin is announced to the ATHEX, filed with the Hellenic Capital Markets Commission and posted on the issuer's website.	At least ten days prior to the Annual General Meeting	**Article 275- 9(b)**
Financial calendar of corporate actions The calendar is announced to the ATHEX and posted on the issuer's website and it should include: 1. Date of announcement of Annual Financial Results and Annual Consolidated Financial Results. 2. Date of presentation of annual	Within two months after the end of the fiscal year to which the Annual Financial Statements relate.	**Article 275- 9(c)** & **Article 292**

Type of Information or Report	Required Date of Release	Source of Requirement
results to financial analysts. 3. Date of Annual General Meeting. 4. The Dividend Ex-Date. 5. Commencement of Dividend Payment. The dates specified in the calendar are not binding to the company.		
Announcement of resolutions of Shareholders' General Meeting The announcement should include: 1. Subjects discussed. 2. Decisions taken. 3. Quorum at the General Meeting. 4. Details relating to dividend payments such as ex-date and payment date. In case of cancellation or postponement of the General Meeting, this must be announced (to ATHEX) stating the reason for the cancellation or postponement as well as the date re-scheduled or the date that the Board of Directors will meet to reschedule the meeting. The announcement is submitted to ATHEX and posted on the issuer's website.	The next working day after the meeting. The next working day after the meeting.	**Article 278**
Announcement of dividend distributions The announcement should include: 1. Record Date 2. Ex-Dividend 3. Payment Date The announcement is submitted to ATHEX and posted on the issuer's website.	At least one working day before the ex-dividend date.	**Article 279**
Supplemental Listing Application Information relating to the listing of shares resulting from an increase in share capital in the form of a rights issue. The information is announced to the ATHEX and posted on the issuer's website.		**Articles 280 &306**

Type of Information or Report	Required Date of Release	Source of Requirement
1. Prospectus relating to the listing of supplementary shares issued. 2. The number of new shares resulting from the share capital increase, the amount of share capital following the increase, the funds to be raised through the share capital increase, the exercise price, the record date, the exercise date, the exercise period, date of the prospectus and the contact details of the issuer. 3. Any decision of the Board of Directors to extend the period during which the rights may be exercised. 4. At expiry of the exercise period: a. the % of increase in share capital covered by the exercise of rights. b. the number of unexercised rights and method that such rights will be distributed. 5. Date that new shares will start trading on Athens Exchange.	1. Filed with the CySEC. Once approved by CySEC passport is issued by other EU member states (per EU Single Prospectus Directive *the home country of the issuer*). 2. At least one working day before the last day on which shares trade with the right of participation in the issue. 3. At least five working days prior to the expiry of the exercise period originally announced. 4. Within three working days from expiry of the exercise period. 5. At least one day prior to introduction for trading of the new shares.	
Supplemental Listing Application Information relating to the listing of Bonus shares. 1. Information Document (Law 3401/2005 Art.4 par 2) with relevant information relating to the listing of bonus shares. The information document is announced to the ATHEX and posted on the issuer's website. 2. Ex-date. 3. Date of introduction for trading of the new shares.	 1. Before approval of listing of new shares by ATHEX. 2. At least one working day prior to the ex-date. 3. At least one working day prior to the introduction for trading.	**Articles 280 &308**

Type of Information or Report	Required Date of Release	Source of Requirement
Supplemental Listing Application Information required for the listing of shares resulting from the combination of cash and another corporate action. 1. Prospectus relating to the listing of the new shares is announced to the ATHEX and posted on the issuer's website. 2. Ex-date. 3. Date of introduction for trading of the new shares.	Deadlines as they apply for rights issue and the relevant corporate action. 1. Filed with the CySEC. Once approved by CySEC passport is issued by other EU member states (per EU Single Prospectus Directive *the home country of the issuer*). 2. At least one working day prior to the ex-date. 3. At least one working day prior to the introduction for trading of the new shares.	**Articles 280 & 309**
Supplemental Listing Application in connection with a stock split /reverse split 1. Information Document (Law 3401/2005 Art.4 par 2) with relevant information. The information document is announced to the ATHEX and posted on the issuer's website. 2. Ex-date. 4. Date of introduction for trading of the new shares.	1. Before approval of listing of new shares by ATHEX. 2. At least one working day prior to the ex-date. 3. At least one working day prior to the introduction for trading of the new shares.	**Articles 280 & 310**
Decision to change the nominal value of the shares without a new issue; repayment of capital to investors. The company must announce to the ATHEX the ex-date on which shares will be trading with new nominal value or the date on which investors will no longer be entitled to capital repayment.	At least one working day prior to the ex-date.	**Articles 280 & 311**
Supplemental Listing Application in connection with issuances of convertible bonds or shares under stock option plans or dividend reinvestment plans.		**Articles 280 & 312**

Type of Information or Report	Required Date of Release	Source of Requirement
1. Information Document (Law 3401/2005 Art.4 par 2). The information document is announced to the ATHEX and posted on the issuer's website. 2. The number of new shares resulting from the share capital increase, the amount of share capital following the increase, the funds to be raised through the share capital increase, the exercise price, the record date, the exercise date, the exercise period, date of the prospectus and the contact details of the issuer.	1. Before approval of listing of new shares by ATHEX. 2. At least one working day prior to the ex-date.	
Supplemental Listing Application in connection with issuances of shares from business combination transactions 1. Information Document (Law 3401/2005 Art.4 par 2). The information document is announced to the ATHEX and posted on the issuer's website 2. Date of introduction for trading of the new shares.	 1. Before approval of listing of new shares by ATHEX. 2. One day prior to the introduction for trading.	**Articles 280 & 314**
Information that if made public might significantly affect the price of the securities (Law 3340/2005) is announced to ATHEX and posted on the issuer's website. Such information includes: 1. Important changes in the business activities of the issuer. 2. New co-operations / licenses or termination of co operations/licenses. 3. Public offering. 4. Participation in a merger or acquisition as well as a significant purchase or redemption of shares. 5. Changes in the composition of the Board of Directors, the general managers, the auditors. 6. Dividend distributions, issue, conversion, distribution or	Timely basis without delay.	**Article 281 & Article 2** of Capital Markets Committee/ Decision 3/347/12.7.2005

Type of Information or Report	Required Date of Release	Source of Requirement
registration of new financial capital 7. Restructuring of operations or business activities which are expected to have a significant impact on profitability and results. 8. Purchase of own shares. 9. Application for liquidation or other court decisions which might significantly affect the financial position and results of the issuer. 10. Change of previous decision to provide credit facilities to the issuer. 11. Bankruptcy of debtors of the issuer which might affect the financial position of the issuer. 12. Significant changes in events documented in a recent prospectus or another bulletin or in the table of utilization of funds raised. 13. Significant changes in the assets and capital structure of the issuer (especially relating to debt capital). 14. Changes affecting the consolidated financial statements of the issuer. 15. Significant changes in published projected results.		
Acquisition or disposal of a significant % shareholding The % of voting rights and share capital held before and after the transaction through which any person has acquired or disposed or transferred a number of shares, directly or indirectly, such that the holding of voting rights reaches, exceeds or falls below the 5%, 10%, 20%, 1/3, 50% and 2/3 threshold of total voting rights must be announced to the ATHEX.	On the next working day following receipt of the information from the responsible persons (the responsible persons must inform the company within one working day).	**Article 282 & P.D 51/1992 Capital Markets Commission Circular 20**
Related party transactions Transactions (relating to the securities of the issuer) by persons who might have access to confidential information and any persons who are financially dependent on them must be announced to the ATHEX and the Hellenic Capital Markets Commission.	The company must announce related party transactions on the next working day following receipt of the information from the responsible persons (the responsible persons must inform the company within two working days).	**Article 283 & Law 3340/2005 &Article 6 of Capital Markets Commission/ Decision 3/347/12.7.2005**

Type of Information or Report	Required Date of Release	Source of Requirement
Changes in the utilization of funds raised through capital increase compared to the information included in the prospectus relating to the issue must be announced to the ATHEX and posted on the issuer's website. The information to be provided depends on the level of deviation from the information contained in the published prospectus.	As soon as the members of the Board take the relevant decision.	**Article 284 & Articles 292**
Any other information required by ATHEX to fulfill its duties as an information dissemination centre and as manager of an organized market (aiming to protect investors and ensuring the smooth operation of the capital market)	As may be requested by ATHEX.	**Article 285**
Annual presentation to analysts relating to annual financial results must be announced to the ATHEX and posted on the issuer's website.	Between the date the annual financial results are announced and the date the invitation for the Annual General Meeting is published.	**Article 286 & Article 292**
Issuing of Information Memorandum for the following must be announced to the ATHEX and posted on the issuer's website: 1. Acquisition of a non-listed company without issuing new capital. 2. Change in existing business activities or addition of new business activity which materially impacts the financials of the company. 3. Spin-off of a division of the company if the division represents 30% of the turnover in the most recent financial results.	1. Promptly after the completion of the acquisition. 2. Promptly after the decision of the Board of Directors. 3. Promptly after the decision of the Board of Directors.	**Article 287**
Increase in the share capital in the form of cash or because of merger must be announced to the ATHEX and posted on the issuer's website.	Simultaneously with the invitation for the General Meeting which will convene to decide about the relevant issues.	**Articles 289**

Type of Information or Report	Required Date of Release	Source of Requirement
Change of name	Two working days prior the date planned for the change to be recorded on the systems of the ATHEX.	**Article 315**

Annex B

Description of Documents Made Public, Publicly Filed or Distributed Since 1 January 2005 and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Note: All references to Group, Bank of Cyprus, the Bank refer to Bank of Cyprus Public Company Ltd.

I. Press Releases

	Day/Mth/Year	Announcement
1	14 January 2005	Acquisition of the Insurance Portfolio of Georgios Giabra Pierides
2	24 January 2005	Interest payment on Bank of Cyprus Public Company Ltd Floating Rate Capital Securities
3	27 January 2005	Date of announcement of Group Financial Results for 2004
4	27 January 2005	International Recognition for Private Banking Division
5	3 February 2005	Examination of Group Capital Requirements
6	3 February 2005	Examination of the possibility of the Group's expansion to new geographic markets
7	7 February 2005	Change of Company Name from "Bank of Cyprus Ltd" to "Bank of Cyprus Public Company Ltd"
8	24 February 2005	Group Financial Results for 2004
9	24 February 2005	Proposed Dividend for 2004, Dividend Reinvestment Plan
10	24 February 2005	Share capital increase in the form of a rights issue before the end of 2005
11	20 April 2005	Date of announcement of Financial Results for the first quarter of 2005
12	26 April 2005	Notice of Annual General Meeting and Extraordinary General Meeting
13	12 May 2005	Financial Results for 1st Quarter 2005
14	18 May 2005	Resolutions of the Shareholders Annual General Meeting and the Board meeting
15	30 May 2005	Sale agreement of the shares of Universal Insurance Public Co. Ltd held by the Group
16	30 May 2005	Issue of EUR 300 million Senior Debt
17	2 June 2005	Share issue price re: Dividend Reinvestment Plan
18	14 July 2005	New shares that resulted from participation in Dividend Reinvestment Plan for the 2004 dividend.
19	21 July 2005	Date of announcement of 1st Half 2005 results
20	21 July 2005	Introduction for trading of new shares that resulted from participation in Dividend Reinvestment Plan for the 2004 dividend.
21	5 August 2005	Increase in the total size of the EMTN Programme
22	26 August 2005	Financial Results for 1st Half 2005
23	15 September 2005	Share capital increase in the form of a Rights issue

24	5 October 2005	Resignation of Director
25	17 October 2005	Date of announcement of Group Financial Results for 9 months ended 30/9/2005, Shareholders' meeting, Positive Profit Warning
26	21 October 2005	Share Capital Increase in the form of a Rights Issue, Rights Issue Timeplan
27	26 October 2005	Transfer of business of two subsidiary companies to the Bank
28	26 October 2005	Response to Press Articles
29	31 October 2005	Interest payment on Capital Securities
30	1 November 2005	Group Financial Results for 9 months ended 30 September 2005
31	9 November 2005	FTSE/ATHEX indices and Bank of Cyprus Public Company Ltd
32	9 November 2005	Approval of Supplementary Prospectus dated 8 November 2005 for the Share Capital Increase in the Form of a Rights Issue
33	15 November 2005	Bank of Cyprus Public Company Ltd optimistic on further improvement of profitability and other financial indicators
34	9 December 2005	Reminder re: Subscription Period for the Rights issue
35	9 December 2005	Share Capital Increase in the form of a rights issue, Possible placement of shares
36	15 December 2005	Appointment of Two New Directors
37	19 December 2005	Share Capital Increase Successfully Completed
38	19 December 2005	Share Capital Increasein the form of a rights issue, Subscription Results of Rights Issue and Placement of Shares
39	27 December 2005	Introduction for trading of new shares which have resulted from Share Capital Increase
40	2 January 2006	Lapse of the sale agreement for the sale of shares in Universal Life Insurance Public Co. Ltd held by the Group
41	12 January 2006	Dates of announcement of three-year 2006-2008 targets and 2005 financial results
42	16 January 2006	Promotion of Group Auditor General to Group General Manager
43	20 January 2006	Payment of interest on Capital Securities
44	1 February 2006	Substantial Improvement of the Group strategic targets for 2008
45	2 February 2006	Denial of press articles
46	27 February 2006	Financial Calendar for 2006, Dividend Reinvestment Plan
47	27 February 2006	Group Financial Results for 2005 and Upgrading of Targets
48	21 March 2006	Bank of Cyprus UK: Spyros Neophytou retiring as General Manager, to be succeeded by Iacovos Koumi
49	21 March 2006	Review of the Group's Requirements for Tier 2 Capital

50	4 April 2006	Possible issue of subordinated Tier 2 capital
51	6 April 2006	Issue of Subordinated Tier 2 Capital
52	13 April 2006	Successful completion of Tier 2 Capital issue
53	14 April 2006	Date of announcement of 1st Quarter 2006 results
54	17 April 2006	Successful completion of first stage approval for establishment of banking subsidiary in Russia
55	19 April 2006	Interest payment on Capital Securities
56	26 April 2006	Establishment of ECP Programme
57	3 May 2006	Introduction for trading of new shares which have resulted from the exercise of share options
58	4 May 2006	Bank of Cyprus Public Company Ltd to be the largest constituent of FTSE/ATHEX Mid 40 index
59	9 May 2006	Notice of Annual General Meeting
60	11 May 2006	Financial results for 1st Quarter 2006
61	23 May 2006	Early redemption of Subordinated Bonds 2006/2011
62	31 May 2006	Resolutions of the AGM, Board Meeting
63	14 June 2006	Issue of Senior Debt
64	15 June 2006	Successful Issue of Senior Debt of EUR 300 million
65	19 June 2006	Response to Press Articles
66	22 June 2006	Holding of more than 5% in the share capital of the Bank
67	22 June 2006	Bank submits public tender offer to the shareholders of Emporiki Bank for 100% of the shares of Emporiki Bank

II. Financial Results

	Day/Mth/Year	Announcement
(68)	12 May 2005	Group Condensed Interim Consolidated Financial Statements for the three months ended 31 March 2005
(69)	26 August 2005	Group Condensed Interim Consolidated Financial Statements for 1st Half 2005
(70)	1 November 2005	Group Condensed Interim Consolidated Financial Statements for the 9 months ended 30 September 2005
(71)	27 February 2006	Financial Statements for 2005 (for a hard copy of the financial statements please refer to the Annual Report of 2005 published on 27 April 2005) See (80)
(72)	11 May 2006	Group Condensed Interim Consolidated Financial Statements for 1st Quarter 2006
(73)	11 May 2006	Financial Data & Information for the period ended 31 March 2006

III. Prospectus/ Information Memorandum

	Day/Mth/Year	Announcement
(74)	6 May 2005	Annual Bulletin 2004 (the Annual Bulletin contains extracts from the Annual Report 2004 and an index similar to this ANNEX listing all information made public by the Bank) See (79)
(75)	21 October 2005	Prospectus dated 21 October 2005- Rights Issue English translation of material information of the Rights Issue Prospectus dated 21 October 2005
(76)	8 November 2005	Supplement Prospectus 8 November 2005 (not considered material/not translated)
(77)	19 April 2006	Information Memorandum dated 19/4/2006 relating to the listing of 323.816 new shares resulting from the exercise of Options (not considered material / not translated)
(78)	15 May 2006	Annual Bulletin 2005 (the Annual Bulletin contains extracts from the Annual Report 2005 and an index similar to this ANNEX listing all information made public by the Bank) See (80)

IV. Annual Reports

	Day/Mth/Year	Announcement
(79)	22 April 2005	Annual Report 2004 incorporates (79)
(80)	27 April 2006	Annual Report 2005 incorporates (71), (78)

V. Presentations

No.	Day/Mth/Year	Description
81	24 February 2005	Financial Results 2004 Presentation
82	26 August 2005	Financial Results 1st Half 2005
83	1 November 2005	Group Financial results for Nine Months ended 30 September 2005
84	27 February 2006	Financial Results 2005 & Upgrading of Targets
85	11 May 2006	Financial Results 1st Quarter 2006
86	22 June 2006	Public Tender Offer for 100% of Emporiki Bank's shares

VI. Filings with the Registrar of Companies

No.	Day/Mth/Year	Description
87	24 May 2005	Change of Directors (see announcement dated 15 May 2005)
88	16 June 2005	Annual Return 2004
89	7 July 2005	Allotment of Shares
90	11 October 2005	Change of Directors (see announcement dated 5 October 2005)
91	10 January 2006	Change of Directors (see announcement dated 15 December 2005)
92	18 January 2006	Allotment of Shares
93	18 April 2006	Allotment of Shares
94	22 May 2006	Allotment of Shares

Note: These filings simply state what was done and do not provide any new material information than what is announced under I.

VII. Related Party Transactions

Date	Name of Investor	Type of transaction	Through the Stock Exchange CSE or ATHEX/ Off the Floor CSE	Quantity	Price	Total
5/17/2006	JAKOURIS MARK NICOLAS	SELL	CSE	20570	£4.550	£93,593.50
5/17/2006	ANDREAS ARTEMIS	BUY	CSE	9600	£4.534	£43,526.40
5/12/2006	D. SEVERIS & YIOI LTD	SELL	CSE	4000	£4.675	£18,700.00
5/12/2006	COSTAS SEVERIS	SELL	CSE	4000	£4.675	£18,700.00
5/10/2006	IOANNIS ELIADES	Donation	Off the Floor **<u>Other reason:</u> Donation from Father to Son**	32344	£4.730	£152,987.12
5/10/2006	ANDREAS ELIADES	Donation	CSE **<u>Other reason:</u> Donation from Father to Son**	64687	£4.730	£305,969.51
5/10/2006	CHRISTOS ELIADES	Donation	CSE **<u>Other reason:</u> Donation from Father to Son**	32343	£4.730	£152,982.39
5/9/2006	P.K.IOANNOU ESTATES LTD	SELL	CSE - ATHEX	100000	£4.790	£479,000.00
5/8/2006	P.K.IOANNOU ESTATES LTD	SELL	CSE - ATHEX	50079	£4.540	£227,358.66
5/5/2006	P.K.IOANNOU ESTATES LTD	SELL	CSE	49921	£4.540	£226,641.34
5/4/2006	DEMETRIS IOANNOU	SELL	CSE	6000	£4.500	£27,000.00
5/4/2006	P.K.IOANNOU & SONS LTD	SELL	CSE	10000	£4.540	£45,400.00
4/14/2006	MARIA MOUSIOUTTA	SELL	CSE	20000	£4.040	£80,800.00
4/12/2006	FRANCOUDI & STEFANOU LTD	BUY	Off the Floor	227479	£3.995	£908,778.58
4/6/2006	DEMETRIS IOANNOU	SELL	CSE	18500	£3.894	£72,035.30
4/5/2006	DEMETRIS IOANNOU	SELL	CSE	5000	£3.880	£19,400.00
4/4/2006	DEMETRIS IOANNOU	SELL	CSE	36500	£3.908	£142,634.70
3/24/2006	KATERINA IOANNOU	SELL	CSE	16000	£3.906	£62,500.80
3/24/2006	EMILY IOANNOU	SELL	CSE	13500	£3.908	£52,763.40
3/17/2006	C. CHRISTOFIDES	SELL	CSE	95885	£3.774	£361,869.98

Date	Name of Investor	Type of transaction	Through the Stock Exchange CSE or ATHEX/ Off the Floor CSE	Quantity	Price	Total
3/15/2006	C. CHRISTOFIDES HOLDINGS LTD	SELL	CSE	3550	£3.730	£13,241.50
3/14/2006	C. CHRISTOFIDES (HOLDINGS) LTD	SELL	CSE	38000	£3.748	£142,439.20
3/13/2006	C.CHRISTOFIDES HOLDINGS LTD	SELL	CSE	20000	£3.753	£75,050.00
3/10/2006	CHRISTAKIS CHRISTOFIDES	SELL	CSE	7442	£3.713	£27,631.40
3/10/2006	C.G. CHRISTOFIDES INDUSTRIAL LTD	SELL	CSE	34624	£3.727	£129,036.72
3/10/2006	C. CHRISTOFIDES HOLDINGS LTD	SELL	CSE	15000	£3.757	£56,350.50
3/3/2006	MARIA MOUSIOUTA	SELL	CSE	3000	£3.950	£11,850.00
11/30/2005	CYPRUS COMPOUND FODDERS	SELL	CSE	4819	£2.330	£11,228.27
11/30/2005	EUROLIFE LTD	SELL	CSE - ATHEX	115000	£2.410	£277,150.01
11/30/2005	COSTAS SEVERIS	SELL	CSE	20000	£2.240	£44,800.00
11/30/2005	BANK OF CYPRUS STAFF PENSION FUND	BUY	Off the Floor	203134	£2.270	£461,114.18
11/30/2005	THE CHARTERED BANKCYPRUS STAFF PENSION FUND	SELL	Off the Floor	203134	£2.270	£461,114.18
11/29/2005	C. G. CHRISTOFIDES & SON LTD	SELL	CSE	40000	£2.285	£91,400.00
11/29/2005	C & R SEVERIS ESTATES LTD	SELL	CSE	10000	£2.290	£22,900.00
11/29/2005	D. SEVERIS & SONS LTD	SELL	CSE	25000	£2.286	£57,150.00
11/29/2005	EUROLIFE LTD	SELL	CSE	74420	£2.370	£176,375.39
11/28/2005	POLYVIOU GEORGIA	SELL	CSE	2000	£2.450	£4,900.00
11/28/2005	POLYVIOU GEORGIA	SELL	CSE	3000	£2.440	£7,320.00
11/28/2005	EUROLIFE LTD	SELL	CSE	80000	£2.410	£192,800.01
11/28/2005	CYPRUS COUPOUND FODDERS CO LTD	SELL	CSE	10000	£2.310	£23,100.00
11/28/2005	C.G. CHRISTOFIDES & SONS LTD	SELL	CSE	50000	£2.310	£115,500.00
11/28/2005	D. SEVERIS & SONS LTD	SELL	CSE	5000	£2.320	£11,600.00
11/28/2005	P. K. IOANNOU & SONS LTD	SELL	CSE	4870	£2.280	£11,103.60
11/25/2005	C. G. CHRISTOFIDES SON LTD	SELL	CSE	50000	£2.250	£112,500.00

Date	Name of Investor	Type of transaction	Through the Stock Exchange CSE or ATHEX/ Off the Floor CSE	Quantity	Price	Total
11/25/2005	EUROLIFE LTD	SELL	CSE	100000	£2.370	£236,999.99
11/25/2005	CYPRUS COMPOUND FODDERS CO LTD	SELL	CSE	50000	£2.250	£112,500.00
11/25/2005	P.K. IOANNOU & SONS LTD	SELL	CSE	18677	£2.252	£42,062.47
11/24/2005	EUROLIFE LTD	SELL	CSE - ATHEX	20000	£2.360	£47,200.00
11/24/2005	P.K.IOANNOU	SELL	CSE	38000	£2.308	£87,711.60
11/24/2005	P. M TSERIOTIS	SELL	CSE	55259	£2.300	£127,095.70
11/23/2005	MARIA MOUSIOYTA	SELL	CSE	53340	£0.149	£7,947.66
11/23/2005	ROLOGIS LTD	SELL	CSE	100000	£0.150	£15,000.00
11/21/2005	COSTAS SEVERIS	SELL	CSE	10000	£2.455	£24,550.00
11/21/2005	P. M. TSERIOTIS LTD	SELL	CSE	35000	£2.448	£85,683.50
11/21/2005	D. SEVERIS & SONS LTD	SELL	CSE	15282	£2.447	£37,393.52
11/21/2005	P. K. IOANNOU & SONS LTD	SELL	CSE	18000	£2.450	£44,094.60
11/18/2005	D. SEVERIS & SONS LTD	SELL	CSE	10000	£2.445	£24,450.00
11/18/2005	EUROLIFE LTD	SELL	CSE	85000	£2.445	£207,850.51
11/18/2005	P.K. IOANNOU & SONS LTD	SELL	CSE	30500	£2.449	£74,691.45
11/18/2005	P. M. TSERIOTIS LTD	SELL	CSE	40000	£2.438	£97,500.00
11/18/2005	SEVERIS COSTAS	SELL	CSE	1692	£2.460	£4,162.32
11/17/2005	P. K. IOANNOU & SONS LTD	SELL	CSE	21162	£2.399	£50,773.99
11/17/2005	COSTAS SEVERIS	SELL	CSE	5000	£2.400	£12,000.00
11/17/2005	D. SEVERIS & SONS LTD	SELL	CSE	10000	£2.400	£24,000.00
11/17/2005	EUROLIFE LTD	SELL	CSE	115000	£2.399	£275,850.50
11/17/2005	PYLONES ELLAS A.E	SELL	CSE - ATHEX	2778	£2.500	£6,945.00
11/16/2005	DIOGENOUS GEORGIOS	SELL	CSE	2860	£2.420	£6,921.20
11/16/2005	D. SEVERIS & SONS LTD	SELL	CSE	10000	£2.410	£24,100.00
11/16/2005	ALGEANNA ESTATES LTD	SELL	CSE	10154	£2.410	£24,471.14

Date	Name of Investor	Type of transaction	Through the Stock Exchange CSE or ATHEX/ Off the Floor CSE	Quantity	Price	Total
11/15/2005	COSTAS SEVERIS	SELL	CSE	294	£2.500	£735.00
11/15/2005	D. SEVERIS & SONS LTD	SELL	CSE	5000	£2.500	£12,500.00
11/15/2005	ARTEMI NIKI - ANNA	SELL	CSE	4406	£2.480	£10,926.88
11/14/2005	POLYVIOU GEORGIA	SELL	CSE	6000	£2.550	£15,300.00
11/11/2005	POLYVIOU GEORGIA	SELL	CSE	4000	£2.550	£10,200.00
11/11/2005	COSTAS SEVERIS	SELL	CSE	5000	£2.550	£12,750.00
11/7/2005	MARIA MOUSIOUTTA	SELL	CSE	5000	£2.615	£13,075.00
11/2/2005	D. SEVERIS & SONS LTD	SELL	CSE	5000	£2.460	£12,300.00
10/11/2005	C.G. CHRISTOFIDES & SON	SELL	CSE	11000	£2.360	£25,960.00
10/4/2005	ANTONIS JAKOURIS	Donation	Off the Floor	5594	£2.330	£13,034.02
9/19/2005	C.G.CHRISTOFIDES INDUSTRIAL LTD	SELL	CSE	3800	£2.360	£8,968.00
9/16/2005	STAVRAKI IOULIA	Donation	Off the Floor	10878	£2.285	£24,856.23
9/16/2005	STAVRAKIS GIORGOS	Donation	Off the Floor	5439	£2.285	£12,428.12
9/16/2005	STAVRAKI GIOLA	Donation	Off the Floor	5439	£2.285	£12,428.12
4/25/2005	C.G.CHRISTOFIDES INDUSTRIAL LTD	SELL	CSE	4200	£1.760	£7,392.00

I. Press Releases

Bank of Cyprus Group

ANNOUNCEMENT

ACQUISITION OF THE INSURANCE PORTFOLIO OF GEORGIOS GIABRA PIERIDES LTD

At its meeting held yesterday, the Board of Directors of the Bank of Cyprus approved the decision of the Board of Directors of the Bank's subsidiary company, General Insurance of Cyprus Ltd, also dated 13 January 2005, for the acquisition of the insurance portfolio of the company Georgios Giabra Pierides Ltd for a consideration of £540.000. Georgios Giabra Pierides Ltd have been general agents of General Insurance of Cyprus since 2000 and before then, general agents of the companies Guardian Royal Exchange and AXA, which withdrew from the Cyprus market.

The Chairman of the Board of Directors of the Bank of Cyprus Mr Solon Triantafyllides and Mr Polys Polyviou, Member of the Board of Directors of the Bank and General Insurance of Cyprus Ltd, have a substantial interest in Georgios Giabra Pierides Ltd. In accordance with Articles 8 and 9 of the Cyprus Securities and Stock Exchange Laws 83(I)97 and 87(I)02 respectively, Messrs Triantafyllides and Polyviou together with connected persons own 99% of Georgios Giabra Pierides Ltd.

Given the above relationship, the Group proceeded to obtain two internal and two independent external valuations, which confirm the fair value of the consideration to be paid for the acquisition of the insurance portfolio.

In addition, the Group Audit Committee has extensively reviewed the procedure followed.

Messrs Triantafyllides and Polyviou did not participate in the process of determining the consideration to be paid for the acquisition, or in the decision making process.

All the above were carried out in accordance with corporate governance principles and the Cyprus Company Law.

Even though the above acquisition is not expected to significantly influence the profitability of the Bank of Cyprus Group, the Group expects that it will assist in the further development of the business and profitability of General Insurance of Cyprus Ltd.

Nicosia, 14 January 2005

(2)

Bank of Cyprus Group

ANNOUNCEMENT

INTEREST PAYMENT ON BANK OF CYPRUS PUBLIC COMPANY LTD FLOATING RATE CAPITAL SECURITIES

The investing public is informed that the next Interest Payment Date on the floating rate Capital Securities Series A and Series B issued by the Bank of Cyprus Public Company Ltd is **20th February 2005**.

The interest will be paid to those registered on the Capital Securities Registry on **10th February 2005** (Record Date).

According to the Trading Rules of the Cyprus Stock Exchange, as of **8th February 2005** the Capital Securities Series A and Series B will be traded ex-interest (with respect to the 20th February 2005 interest payment).

The interest rate on the Capital Securities Series A and Series B for the quarter ending 19 February 2005 is 6,5%

Nicosia, 24 January 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. The Group has been expanding rapidly in Greece. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 283 banking outlets, of which 172 operate in Cyprus, 96 in Greece, six in the United Kingdom, eight in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 30 September 2004, the Group's Total Assets reached C£10,21bn (€17,73bn) and the Group's Shareholders' Funds were C£548mn (€952mn). The Bank of Cyprus Group employs 5.849 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

③

Bank of Cyprus Group

<u>ANNOUNCEMENT</u>

DATE OF ANNOUNCEMENT OF GROUP FINANCIAL RESULTS FOR 2004

The Board of Directors of Bank of Cyprus Public Company Ltd will convene on
Thursday, 24 February 2005

to examine the preliminary and final audited financial results of the Bank of Cyprus Group for the year 2004 and the possible payment of a dividend with respect to 2004.

On the same day, after the closing of the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX), the financial results will be announced to the Stock Exchanges and to the Press (a Press Conference will be held in Nicosia).

At 5.30pm of the same day, the financial results will be presented to analysts, brokers and investors in Cyprus at the Group Headquarters in Nicosia.

Nicosia, 27 January 2005

(4)

Bank of Cyprus Group

INTERNATIONAL RECOGNITION FOR BANK OF CYPRUS PRIVATE BANKING FOR THE SECOND YEAR RUNNING

*The Bank of Cyprus Private Banking Division wins the prestigious award "**Best Private Bank in Cyprus**" from "Euromoney" magazine for the second year in a row.*

The highly respected international financial magazine "Euromoney", in its 2005 survey covering the Private Banking sector, has ranked Bank of Cyprus Private Banking as the top institution in Cyprus and has awarded it the first prize of **"Best Private Bank in Cyprus**" for the second year in a row.

Bank of Cyprus Private Banking offers high-quality international investment, banking and other financial services with impeccable professionalism and confidentiality. These services are addressed to high net worth individuals as well as institutional investors.

A full range of deposit products in all major currencies is offered in Cyprus, Greece, the United Kingdom and the Channel Islands. Through a pioneering cooperation with UBS, the largest bank in Switzerland, investors are offered a wide range of international mutual funds. These mutual funds cover almost all major equity, bond and money markets around the globe.

The range of investment products offered by Bank of Cyprus Private Banking also includes a continuously enriched spectrum of innovative capital-guaranteed products, which offer the opportunity of high returns without the risk of capital losses. Multi-manager hedge funds are also offered. These hedge funds provide the opportunity to achieve absolute positive returns, regardless of the performance of international stock markets.

Bank of Cyprus Private Banking also offers global brokerage services, providing easy access to dealing in securities listed on all major stock markets around the world.

Nicosia, 27 January 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. The Group has been expanding rapidly in Greece. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 283 banking outlets, of which 172 operate in Cyprus, 96 in Greece, six in the United Kingdom, eight in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 30 September 2004, the Group's Total Assets reached C£10,21bn (€17,73bn) and the Group's Shareholders' Funds were C£548mn (€952mn). The Bank of Cyprus Group employs 5.849 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

⑤

Bank of Cyprus Group

ANNOUNCEMENT

EXAMINATION OF GROUP CAPITAL REQUIREMENTS

At the meeting of the Board of Directors of the Bank of Cyprus Public Company Ltd on the 24 February 2005 among the issues to be discussed will be the capital needs of the Bank of Cyprus Group arising from the regulatory requirements of the Central Bank of Cyprus, given the expansion plans of the Group.

As has already been announced, at the afore-mentioned meeting the preliminary and final audited financial results of the Group for 2004 and the possible payment of a dividend in respect of 2004 will be examined.

The financial results for 2004 and the decisions of the Board of Directors relating to the dividend and the capital requirements of the Group will be announced on the same day to the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX) after the closing of trade and at a Press Conference in Nicosia.

Nicosia, 3 February 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. The Group has been expanding rapidly in Greece. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 284 banking outlets, of which 172 operate in Cyprus, 96 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 30 September 2004, the Group's Total Assets reached C£10,21bn (€17,73bn) and the Group's Shareholders' Funds were C£548mn (€952mn). The Bank of Cyprus Group employs 5.849 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

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Bank of Cyprus Group

ANNOUNCEMENT

EXAMINATION OF THE POSSIBILITY OF THE GROUP'S EXPANSION TO NEW GEOGRAPHIC MARKETS

In the context of its new strategy for expansion of its operations into new geographic markets, the Bank of Cyprus Group is examining the possibility of expanding its operations to Southeastern Europe and particularly the Balkans.

The studies under way are at the present stage preliminary and include alternative scenarios regarding specific countries in the Balkans, as well as various ways in which such an expansion could take place.

Upon completion of the relevant studies, the possibility of expansion will be examined by the Board of Directors of the Bank and any decisions will be announced.

It should be noted that any decisions for expansion are subject to the approval of the Central Bank of Cyprus.

Nicosia, 3 February 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. The Group has been expanding rapidly in Greece. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 284 banking outlets, of which 172 operate in Cyprus, 96 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 30 September 2004, the Group's Total Assets reached C£10,21bn (€17,73bn) and the Group's Shareholders' Funds were C£548mn (€952mn). The Bank of Cyprus Group employs 5.849 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

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Bank of Cyprus Group

ANNOUNCEMENT

CHANGE OF COMPANY NAME FROM «BANK OF CYPRUS LTD» TO «BANK OF CYPRUS PUBLIC COMPANY LTD»

On 19 May 2004 the Extraordinary General Meeting of the company named "Bank of Cyprus Ltd" in English and "Τράπεζα Κύπρου Λίμιτεδ" in greek approved the change of the company's name to "Bank of Cyprus Public Company Ltd" in english and "Τράπεζα Κύπρου Δημόσια Εταιρία Λίμιτεδ" in greek.

The change of the company's name was recorded on the Cyprus Register of Companies on 12 July 2004.

The Board of Directors of the Athens Exchange at its meeting held on 3 February 2005 was informed of the above change. Following the above, the company has decided that, with effect from Thursday, 10 February 2005, its name on the Athens Exchange will be changed to "Bank of Cyprus Public Company Ltd" in english and "Τράπεζα Κύπρου Δημόσια Εταιρία Λίμιτεδ" in greek.

Nicosia, 7 February 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. The Group has been expanding rapidly in Greece. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 283 banking outlets, of which 172 operate in Cyprus, 96 in Greece, six in the United Kingdom, eight in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 30 September 2004, the Group's Total Assets reached C£10,21bn (€17,73bn) and the Group's Shareholders' Funds were C£548mn (€952mn). The Bank of Cyprus Group employs 5.849 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

FINANCIAL RESULTS FOR THE YEAR 2004

- **Significant increase in profitability**
- **Proposal for dividend payment**

A. SUMMARY OF RESULTS

- **Group profit after tax for 2004 reached C£38mn (€65mn)** against a loss of C£29mn (€50mn) for 2003.

- **Group core profit** (profit before provisions for bad and doubtful debts and before tax) **reached C£140mn (€241mn), up by 39%** against C£101mn (€173mn) for the prior year.

- **Net interest income increased significantly (24%) to C£246mn (€424mn)** compared to C£199mn (€342mn) for 2003.
  The increase was due to the improved net interest margin, which resulted from the actions taken to further improve pricing, as well as the significant increase in the Group's Greek loans and advances portfolio and the collection of overdue amounts.

- **The cost to income ratio recorded a significant improvement to 62%** compared to 67% for 2003.
  Total costs recorded a 10% annual increase in 2004, mainly due to the increase in staff costs (12%). The increase in other operating expenses was contained at a relatively lower level of 8% compared to the increase in total assets (13%)
  The containment of costs to acceptable levels and the resultant reduction of the cost to income ratio remains a major challenge for the Group. Even though the number of staff employed by the Group in Cyprus is gradually decreasing (81 people in 2004), staff costs still remain high, mainly due to the wage increases that formed part of the three-year collective agreement with the labour union which expired in December 2004.

- **In Cyprus, core profit recorded a 57% increase to reach C£79mn (€137mn)** against C£50mn (€87mn) for 2003. The increase was due to the positive impact of the programmes for containing costs and enhancing total revenue, especially in respect of banking activities, as well as the positive results of the Group's insurance subsidiaries.
  Despite the satisfactory increase in core profit generated by the Group's Cyprus operations, the return on assets and equity remain at a low level and the cost to income ratio is still high.

- **In Greece, core profit increased by 17% to C£49mn (€85mn)** compared to C£42mn (€72mn) for the prior year, contributing 35% to the Group total core profit.
  The significant expansion of the Group's Greek operations continues with high profitability and very satisfactory return on assets and equity and cost to income ratio.

- **The provision charge for bad and doubtful debts decreased to C£84mn (€144mn)** against C£110mn (€190mn) for 2003. The charge for 2004 represents 1,3% of total loans and advances.

Condensed Income Statement of the Bank of Cyprus Group

	2004 C£mn	2003 C£mn	±%
Net interest income	245,9	198,5	+24%
Net fees and commissions	85,9	75,6	+14%
Foreign exchange income	15,5	14,2	+9%
Losses on sale and revaluation of financial instruments	(2,8)	(0,8)	+251%
Income from insurance operations	18,1	15,4	+17%
Other income	4,7	4,2	+12%
Total income	**367,3**	**307,1**	**+20%**
Staff costs	(138,3)	(123,3)	+12%
Other operating expenses	(89,5)	(83,2)	+8%
Core profit (profit before provisions)	**139,5**	**100,6**	**+39%**
Provisions for bad and doubtful debts	(83,7)	(110,2)	-24%
Provision for impairment of available-for-sale investments	(5,9)	(7,8)	
Profit/(loss) before tax	**49,9**	**(17,4)**	
Tax	(12,4)	(11,4)	
Profit/(loss) after tax	**37,5**	**(28,8)**	
Earnings/(loss) per share (in cent)	**8,1**	**(6,5)**	
Dividend per share (in cent)	**4,0**	**-**	
Cost / Income ratio	**62,0%**	**67,3%**	

Core profit by geographic sector

	2004 C£mn	2003 C£mn	±%
Cyprus	79,3	50,4	+57%
Greece	49,1	41,8	+17%
United Kingdom and Australia	11,1	8,4	+34%
Total core profit	**139,5**	**100,6**	**+39%**

B. DIVIDEND FOR 2004

After having considered the positive results of the Group for 2004 and the prospects for the continuation of the profitability improvement, the Board of Directors of the Bank decided to recommend for approval to the Shareholders' Annual General Meeting to be held on 18 May 2005, the payment of a dividend for 2004 at C£0,04 (€0,07) per share.

The Dividend Reinvestment Plan ("the Plan") approved by the Board of Directors in February 2002 is in force for the 2004 dividend. At its meeting held today, the Board of Directors of the Bank decided to increase the percentage of the discount offered under the Plan to 10,0%, up from 7,5% which was the discount offered at the most recent dividend payment in respect of the 2001 dividend.

C. FINANCIAL FOOTINGS

C.1 Total assets

Group total assets reached C£10,26bn (€17,69bn), recording a 13% annual increase. The total assets of the Group's Greek operations reached C£4,28bn (€7,37bn), registering a 31% annual increase.

Group Loans and Advances

Total = C£6,45bn (€11,12bn)
Annual growth = 13%



4,00
3,00
2,00
1,00
0,00
C£bn
2,12
2,96
0,61
2,59
3,22
0,64
2003
2004

Share:	2003	2004	Annual growth
Cyprus	52%	50%	9%
Greece	37%	40%	23%
UK & Australia	11%	10%	4%
TOTAL	100%	100%	

Group Customer Deposits

Total = C£8,6bn (€14,92bn)
Annual growth = 17%



5,00
4,00
3,00
2,00
1,00
0,00
C£bn
2,42
4,37
0,60
3,29
4,75
0,62
2003
2004

Share:	2003	2004	Annual growth
Cyprus	59%	55%	9%
Greece	33%	38%	36%
UK & Australia	8%	7%	4%
TOTAL	100%	100%	

C.2 Loans and advances

The Group's total loans and advances recorded a 13% annual increase and reached C£6,45bn (€11,12bn) at 31 December 2004. This increase is mainly attributable to the significant annual growth (23%) in the loans and advances portfolio of the Group's Greek operations to C£2,59bn (€4,47bn). This rate of expansion is much higher than that of the Greek banking market (17%). According to the November 2004 figures published by the Bank of Greece, the market share of Bank of Cyprus Greece in respect of loans and advances was 3,67%. Operations in Greece accounted for 40% of the Group's total portfolio at the end of 2004.

With effect from 1 January 2004, a stricter regulation was introduced by the Central Bank of Cyprus regarding suspension of interest income. According to the new regulation, banks cannot recognise interest income on loans and advances which are not fully secured and are more than six months in arrears, instead of more than nine months that applied up to the end of 2003. Based on the new regulation, the Group non-performing loans and advances (after suspension of interest income) at 31 December 2004 stood at 10,8% of total Group loans and advances, compared to 12,4% at 31 December 2003 (10,2% based on the regulation which was in force up to the end of 2003).

C.3 Customer deposits

At 31 December 2004, total customer deposits reached C£8,66bn (€14,92bn) recording a 17% annual increase. The customer deposits of the Group's Greek operations recorded an impressive increase (36%) and reached C£3,29bn (€5,66bn). This rate of expansion is much higher than the one for the Greek banking market (16%). According to the November 2004 figures published by the Bank of Greece, the market share of the Bank of Cyprus Greece in respect of deposits was 3,64%.

C.4 Group capital base

The Group maintains a strong capital base, which amounted to C£927mn (€1,60bn) at 31 December 2004, marking a 7% annual increase. In 2004, Bank of Cyprus successfully completed the public issue of Capital Securities Series B in Cyprus Pounds, for a total amount of C£30mn (€52mn).

The Group capital adequacy ratio at 31 December 2004 stood at 13,7%, compared to the 10% minimum required by the Central Bank of Cyprus and 8% required by the European Union Directive.

The Board of Directors of the Bank decided, at its meeting held today, after having considered the Group's plans for further expansion, that the Bank proceeds with a **share capital increase before the end of 2005** to further strengthen its capital base. The share capital increase will take the form of a rights issue. At this stage, it is estimated that the total proceeds of the issue will be of the order of C£80mn-C£100mn (€138mn-€172mn). The specific details of the issue, such as the ratio of rights to existing shares, the exercise price and the exact size of the issue will be decided by the Board of Directors closer to the time of the issue and will depend on the conditions prevailing at that time in the Cyprus and Greek markets. It is anticipated that the issue will take place in the last quarter of 2005.

D. ANALYSIS OF RESULTS

D.1 Net interest income and net interest margin

Net interest income for 2004 reached C£246mn (€424mn), recording an increase of 24% against 2003. This increase was achieved despite the adoption of a stricter Central Bank of Cyprus directive regarding suspension of interest income as from 1st January 2004. According to the new regulations, banks cannot recognise interest income on loans and advances which are not fully secured and are more than six months in arrears, instead of more than nine months that applied in 2003. It is noted that the charge for suspended net interest income for 2004 amounted to C£31mn (€53mn), 5% down against the 2003 charge of C£32mn (€56mn), resulting from the collections of arrears.

The net interest income generated by the Group's operations in Greece reached C£87mn (€150mn), registering a 22% increase against prior year net interest income.

The Group **net interest margin** (NIM) for 2004 improved to 2,66% compared to 2,53% for 2003, as a result of the continuing efforts for interest spread improvement and the collections of arrears. The largest increase in NIM was recorded by the Group's operations in Cyprus; NIM improved to 2,42% for 2004 up from 2,17% for 2003, due to interest spread improvement and the increase in the base rate in Cyprus Pounds. The NIM of the Group's Greek operations recorded a decrease to 2,62% for 2004, down from 2,82% for 2003, mainly due to the relatively high rate of growth in deposits.

D.2 Net fees and commissions

Total net fees and commissions for 2004 reached C£86mn (€148mn), recording an increase of 14% against 2003. The increase was mainly attributable to the Group's operations in Cyprus. Net fees and commissions generated by the Group's Greek operations recorded an increase (4%) for 2004.

D.3 Income from insurance operations

Income from insurance operations recorded a satisfactory increase (17%).

The total insurance premium of the Group's subsidiary company, General Insurance of Cyprus, recorded a 20% increase compared to 2003. Despite the slowdown in the life insurance sector in Cyprus, the total insurance premium of the Group's subsidiary, Eurolife, registered an annual increase of 2%.

D.4 Operating expenses

In Cyprus, the annual rate of increase in operating expenses amounted to 9%. The increase in staff costs was mainly driven by the wage increases agreed with the labour union per the three-year collective agreement which expired in December 2004. The recruitment freeze, combined with the Early Retirement Plan adopted by the Group led to a reduction in the number of staff employed by the Group in Cyprus (reduction of 81 people since 31 December 2003).

The Group's operating expenses in Greece increased by 17%. This rate of increase is significantly lower than the rate of increase of the Group's Greek operations (31% according to the growth in total assets). The Group's Greek operations are inevitably affected by economies of scale, which are expected to generate more benefits as the footings of the Group's Greek operations increase further and the branch network gradually matures. During 2004, the branch network was enhanced by the opening of thirteen new branches. At the end of 2004, the Group operated 96 branches in Greece, with a target to reach 120 branches by the end of 2005.

The operating costs attributable to the other countries in which the Group operates recorded a decrease (1%) compared to 2003.

Analysis of operating expenses by geographic sector

	2004 C£mn	2003 C£mn	±%
Cyprus	145,6	133,3	+9%
Greece	64,9	55,6	+17%
United Kingdom and Australia	17,3	17,6	-1%
Total operating expenses	**227,8**	**206,5**	**+10%**

D.5 Core profit and profit before tax by line of business

The most significant part of Group profit is generated by banking operations, which contributed 92% towards Group core profit and 77% towards profit before tax for 2004. The profit before tax generated by insurance operations increased by 25% to C£10mn (€18mn) against 2003 and contributed 21% towards Group profit before tax.

E. TARGETS AND PROSPECTS

Following two difficult years for the banking sector in Cyprus, which was affected by the prolonged downturn of the stockmarket and difficulties in the wider Cypriot economy, combined with the stricter regulation regarding loan quality, the Bank of Cyprus Group entered 2005 stronger and more optimistic for the future. The Group's optimism is based on the actions planned and implemented in the last two years which have been intensified and are generating positive results, as well as on the strategy formulated by the new Group executive management team, which formally took over on 1st January 2005.

Based on the Group three-year (2005-2007) strategic plan, and having considered the present exogenous factors and the assumptions for containing staff costs in Cyprus, the Group targets that by 2007:

- its Return on Equity (ROE) will increase to a level higher than 13,0% up from 6,9% for 2004, and
- its cost to income ratio will be contained below 58% compared to 62% for 2004.

The three-year strategic plan adopts actions for:

- productivity increase, resulting from changes in the organisational structure of the customer service network and the introduction of more developed and flexible systems and procedures,
- improvement in customer service and entry into new markets,
- loan portfolio quality improvement, and
- continuation of the Group's dynamic expansion of profitable operations overseas.

Nicosia, 24 February 2005

Notes:

1. The conversion from Cyprus Pounds (C£) to Euro (€) was made using the exchange rate at 31 December 2004 of €1=C£0,58.

2. The Group's Consolidated Financial Statements for the year ended 31 December 2004 are available at the Bank of Cyprus Public Company Ltd Registered Office and on the Group's website, as follows:
   - Registered Office: 51 Stassinos Street, Ayia Paraskevi, Strovolos
     P.O. Box 24884, 1398 Nicosia, Cyprus
     Telephone: +357 22 842128, Fax: +357 22 378112
   - Website: **www.bankofcyprus.com** (Investor Relations/Financial Information)

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. The Group has been expanding rapidly in Greece. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 286 banking outlets, of which 172 operate in Cyprus, 98 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 31 December 2004, the Group's Total Assets reached C£10,26bn (€17,69bn) and the Group's Shareholders' Funds were C£559mn (€964mn). The Bank of Cyprus Group employs 5.890 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

Bank of Cyprus Group

ANNOUNCEMENT

- **PROPOSED DIVIDEND FOR 2004**
- **DIVIDEND REINVESTMENT PLAN**

A. Proposed dividend for 2004

The Board of Directors of the Bank decided, at its meeting held today, to recommend for approval at the Shareholders' Annual General Meeting to be held on 18 May 2005, the payment of a dividend for 2004 at **C£0,04** (€0,07[1]) per share.

The recommended ex-dividend date is Thursday, 26 May 2005. Transactions that take place up until Wednesday, 25 May 2005, will be eligible to receive the dividend for 2004. The dividend, subject to the approval of the Annual General Meeting, will be paid to the eligible shareholders on Thursday, 16 June 2005.

1 Calculated based on the exchange rate of €1= C£0,58. The payment of the dividend will be based on the exchange rate in force on the working date immediately preceding the ex-dividend date, which may be different than the rate used for the purposes of this announcement.

B. Dividend Reinvestment Plan

Investors are reminded that the Dividend Reinvestment Plan ("the Plan") approved by the Board of Directors in February 2002 is in force for the 2004 dividend.

Price at which dividends will be reinvested
At its meeting held today, the Board of Directors of the Bank decided to increase the percentage of the discount offered under the Plan to 10,0%, up from 7,5% which was the discount offered at the most recent dividend payment in respect of the 2001 dividend.

Based on the ***10% discount offered***, dividends will be reinvested at 90% of the weighted average closing price of the share at the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX) for the first five working days that the share is quoted ex-dividend.

Terms and Operating Conditions of the Plan and Application Form for Enrollment or Termination of participation in the Plan
Investors can obtain the Terms and Operating Conditions of the Plan and the Application Form for Enrollment or Termination of participation in the Plan ("the Application Form") from:

- in Cyprus:
  - ➢ Shares & Bonds department, tel. 22 842100
- in Greece:
  - ➢ Custody, Shareholders & Derivatives Clearing Department, tel. 210 64 77 332

Enrollment or Termination of participation in the Plan

Once an investor enrolls in the Plan, his participation remains in force for all future dividends which will be automatically reinvested on his behalf, unless he requests in writing to withdraw from the Plan or unless the Bank suspends or terminates the Plan.

Investors are reminded that, for their instructions to be valid for the 2004 dividend and for all future dividends, the Company must receive their Application Form at least 10 days prior to the ex-dividend date, i.e. by 16 May 2005 in respect of the 2004 dividend. If their Application Form is not timely received, their instructions will only be effective for future dividend payments.

Nicosia, 24 February 2005

ANNOUNCEMENT

SHARE CAPITAL INCREASE IN THE FORM OF A RIGHTS ISSUE BEFORE THE END OF 2005

At its meeting held today, the Board of Directors of the Bank examined, among other issues, the capital needs of the Bank of Cyprus Group arising from the regulatory requirements of the Central Bank of Cyprus, given the expansion plans of the Group, and decided:

- That the Bank proceeds with a share capital increase before the end of 2005. The share capital increase will take the form of a rights issue.
- At this stage, it is estimated that the total proceeds of the issue will be of the order of C£80mn-C£100mn (€138mn-€172mn).
- The specific details of the issue, such as the ratio of rights to existing shares, the exercise price and the exact size of the issue will be decided by the Board of Directors closer to the time of the issue and will depend on the conditions prevailing at that time in the Cyprus and Greek markets.
- It is anticipated that the issue will take place in the last quarter of 2005.

The proceeds of the issue will be used to strengthen the Group's capital adequacy and specifically the Group's Tier 1 capital. The proceeds from the previous share capital increase of the Bank (exercise of Share Warrants 1999/2003 during October and November 2003) have been fully utilised in the strengthening of the Group's capital.

Nicosia, 24 February 2005

Bank of Cyprus Group

ANNOUNCEMENT

DATE OF ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2005

The Board of Directors of Bank of Cyprus will convene on

Thursday, 12 May 2005

to examine the financial results of the Bank of Cyprus Group for the three months ended 31 March 2005.

On the same day, the financial results will be announced to the Stock Exchange and the Press and a Press Conference will be held at 4.00 p.m. at the Group's Headquarters in Nicosia.

Nicosia, 20 April 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. The Group has been expanding rapidly in Greece. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 286 banking outlets, of which 172 operate in Cyprus, 98 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 31 December 2004, the Group's Total Assets reached C£10,26n (€17,69) and the Group's Shareholders' Funds were C£559 (€964mn). The Bank of Cyprus Group employs 5.890 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

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Bank of Cyprus Group

Notice of
Annual General Meeting and Extraordinary General Meeting

Notice of Annual General Meeting:

Notice is hereby given that the Annual General Meeting of Bank of Cyprus Public Company Ltd (Company) will be held at the Group Headquarters, 51 Stassinos Street, Ayia Paraskevi, Strovolos, Nicosia, on Wednesday 18 May 2005 at 4.30 p.m., to transact the following business:

1. To receive and consider the financial statements of the Company for the year 2004 and the Directors' report and approve the dividend for 2004.

2. To elect members of the Board of Directors.

3. To set the remuneration of the Directors.

4. To re-appoint the auditors and authorise the Directors to set their remuneration.

Y. Kypri
Secretary

26 April 2005

Notes:

A member entitled to attend and vote at the above meeting, is entitled to appoint a proxy to attend and vote on his behalf. Such proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company, 51 Stassinos Street, Ayia Paraskevi, Strovolos, Nicosia, at least 48 hours before the time of the meeting.

At its meeting of 24 February 2005, the Company's Board of Directors decided to propose that the ex-dividend date is Thursday, 26 May 2005.

Transactions that take place up until Wednesday, 25 May 2005, will be eligible to receive the dividend for 2004.

The dividend, subject to the approval of the Annual General Meeting, will be paid to the eligible shareholders on Thursday, 16 June 2005.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. The Group has been expanding rapidly in Greece. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 286 banking outlets, of which 172 operate in Cyprus, 98 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.

At 31 December 2004, the Group's Total Assets reached C£10,26n (€17,69) and the Group's Shareholders' Funds were C£559 (€964mn). The Bank of Cyprus Group employs 5.890 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

FINANCIAL RESULTS FOR THE 1st QUARTER 2005

Significant increase in profitability

A. SUMMARY OF RESULTS

- **Group profit after tax for the 1st quarter 2005 increased by 49%, reaching C£16mn (€27mn)** against C£11mn (€18mn) for the corresponding 2004 period.

- **Group core profit** (profit before provisions for bad and doubtful debts and before tax) **reached C£39mn (€67mn), up by 36%** against C£29mn (€50mn) for the 1st quarter 2004.

- **Net interest income increased significantly (20%) to C£66mn (€113mn)** compared to C£55mn (€94mn) for the 1st quarter 2004.
  The increase was due to the improved net interest margin, which resulted from the actions taken to further improve pricing, as well as the significant increase in the Group's Greek loans and advances portfolio.

- **The cost to income ratio recorded a significant improvement to 60%** compared to 62% for 2004.
  Total costs recorded an 8% annual increase compared to the corresponding prior year period, mainly due to the increase in staff costs and despite the containment of other operating expenses to prior year levels.
  The containment of costs and the resultant reduction of the cost to income ratio remains a major challenge for the Group. Even though the number of staff employed by the Group in Cyprus is gradually decreasing (106 persons since 31 December 2003), staff costs still remain high, mainly due to the wage increases that are part of the collective agreement with the labour union.

- **In Cyprus, core profit recorded a 74% increase to reach C£23mn (€39mn)** against C£13mn (€22mn) for the corresponding 2004 period. The increase was due to the **positive impact of the programmes for containing operating costs and enhancing total revenue, especially in respect of banking activities, as well as the positive results of the Group's insurance subsidiaries.**
  Despite the satisfactory increase in core profit generated by the Group's Cyprus operations, the return on assets and equity remain at a relatively low level and the cost to income ratio is still high.

- **In Greece, core profit remained stable at C£14mn (€24mn)** despite the significant expenses of the branch network expansion and the higher increase in deposits in relation to the increase in loans and advances. The core profit generated by the Greek operations **contributes 35% to the Group total core profit.**
  Since the beginning of 2005, the Bank's branch network in Greece was enhanced by the opening of four new branches. **The Group now operates 100 branches in Greece**, with a target to reach 120 branches by early 2006.

- ***The provision charge for bad and doubtful debts for the 1st quarter 2004 reached* C£20mn (€34mn)** representing 1,2% of total loans and advances on an annualised basis.

Condensed Income Statement of the Bank of Cyprus Group

	1st Quarter 2005 C£mn	1st Quarter 2004[1] C£mn	±%	Year 2004[1] C£mn
Net interest income	65,8	55,0	+19,7%	245,9
Net fees and commissions, income from insurance operations and other income	29,2	24,7	+18,2%	108,8
Foreign exchange income	3,1	3,5	-10,7%	15,4
Net gains/(losses) on sale and revaluation of financial instruments	0,2	0,2	+35,7%	(4,6)
Total income	**98,3**	**83,4**	**+17,8%**	**365,5**
Staff costs and other operating expenses	(58,9)	(54,3)	+8,4%	(227,8)
Core profit (profit before provisions)	**39,4**	**29,1**	**+35,5%**	**137,7**
Provisions for bad and doubtful debts	(19,9)	(16,0)	+24,4%	(83,7)
Provision for impairment of available-for-sale investments	-	0,8		(3,1)
Profit before tax	**19,5**	**13,9**	**+40,7%**	**50,9**
Tax	(3,5)	(3,1)	+12,2%	(12,4)
Profit after tax	**16,0**	**10,8**	**+48,9%**	**38,5**
Earnings per share (in cent)	**3,5**	**2,3**		**8,3**
Cost/income ratio	**59,9%**	**65,1%**		**62,3%**

Core profit by geographic sector[2]

	1st Quarter 2005 C£mn	1st Quarter 2004[1] C£mn	±%
Cyprus	22,7	13,1	+74%
Greece	14,0	13,9	+1%
United Kingdom and Australia	2,7	2,1	+27%
Total core profit	**39,4**	**29,1**	**+36%**

B. FINANCIAL FOOTINGS

B.1 Total assets

Group total assets at 31 March 2005 reached C£10,60bn (€18,13bn), recording a 10% annual increase. The total assets of the Group's Greek operations reached C£4,54bn (€7,76bn), registering a 29% annual increase.

[1] *The comparative amounts for the 1st quarter 2004 and the year 2004 have been restated in accordance with the revised International Accounting Standard 39, which has been adopted by the Group. As a result of the restatement, the profit after tax for the 1st quarter 2004 and for the year 2004 has been increased by C£0,2mn (€0,3mn) and C£1,0mn (€1,7mn), respectively.*

[2] *In the context of its policy of continuously improving the reporting to the investing public, the Group adopted a revised method of reporting results by geographic sector, so that results are shown after adjustments for the capital required by the operations of each sector in order to bring sectoral capital in line with the capital adequacy rules and regulations. The information reported in the present document for 2005 and 2004 has been adjusted accordingly.*

Group Loans and Advances

Total = C£6,53bn (€11,17bn)
Annual growth = 11%


4000
3000
2000
1000
0
C£mn
648
2220
3023
679
2.695
3.153
March 2004
March 2005

Share:	March 2004	March 2005	Annual growth
Cyprus	51%	48%	4%
Greece	38%	41%	21%
UK & Australia	11%	11%	5%
TOTAL	100%	100%	

Group Customer Deposits

Total = C£8,92bn. (€15,26bn)
Annual growth = 12%


5.000
4.000
3.000
2.000
1.000
0
C£mn
637
2.657
4.671
639
3.483
4.797
March 2004
March 2005

Share:	March 2004	March 2005	Annual growth
Cyprus	59%	54%	3%
Greece	33%	39%	31%
UK & Australia	8%	7%	0%
TOTAL	100%	100%	

B.2 Loans and advances

The Group's total loans and advances recorded an 11% annual increase and reached C£6,53bn (€11,17bn) at 31 March 2005. This increase is mainly attributable to the significant annual growth (21%) in the loans and advances portfolio of the Group's Greek operations to C£2,70bn (€4,61bn). This rate of expansion is higher than that of the Greek banking market (15%). According to the January 2005 figures published by the Bank of Greece, the market share of Bank of Cyprus Greece in respect of loans and advances was 3,69%. Operations in Greece accounted for 41% of the Group's total portfolio at the end of March 2005.

At 31 March 2005, the Group non-performing loans and advances (after suspension of interest income) stood at 9,0% of total Group loans and advances, compared to 10,8% at 31 December 2004. The reduction in non-performing loans derived mainly from the write-off of loans which were fully provided for.

B.3 Customer deposits

At 31 March 2005, total customer deposits reached C£8,92bn (€15,26bn) recording a 12% annual increase. The customer deposits of the Group's Greek operations recorded an impressive increase (31%) and reached C£3,48bn (€5,96bn). This rate of expansion is much higher than the one for the Greekb anking market (14%). According to the January 2005 figures published by the Bank of Greece, the market share of Bank of Cyprus Greece in respect of deposits was 3,77%.

B.4 Group capital base

The Group maintains a strong capital base, which amounted to C£942mn (€1,61bn) at 31 March 2005, marking a 4% annual increase compared to 31 March 2004.

C. ANALYSIS OF RESULTS

C.1 Net interest income and net interest margin

Net interest income for 1st quarter 2005 reached C£66mn (€113mn), recording an increase of 20% against the corresponding 2004 period. According to the regulations in force issued by the Central Bank of Cyprus, banks cannot recognise interest income on loans and advances which are not fully secured and are more than six months in arrears.

The Group net interest margin (NIM) for the 1st quarter 2005 improved to 2,71% compared to 2,53% for the corresponding prior year period, as a result mainly of the improvement in the net interest margin of the Cyprus operations.

C.2 Net fees and commissions, income from insurance operations and other income

Total net fees and commissions, income from insurance operations and other income for the 1st quarter 2005 reached C£29mn (€50mn), recording an increase of 18% against the 1st quarter 2004. The Group results for the 1st quarter 2005 include profits of C£2mn (€3mn) from the disposal of property in Cyprus and the United Kingdom.

The Group's insurance operations continued their expansion with satisfactory increase in their net income.

C.3 Operating expenses by geographic sector

	1st Quarter 2005 C£mn	1st Quarter 2004 C£mn	±%
Cyprus	36,5	35,1	+4%
Greece	18,6	15,1	+23%
United Kingdom and Australia	3,8	4,1	-8%
Total operating expenses	**58,9**	**54,3**	**+8%**

The rate of increase in Group operating expenses amounted to 8%. Group staff costs increased by 14% and other operating expenses remained stable at prior year levels.

In Cyprus, the rate of increase in operating expenses amounted to 4%. The increase in staff costs was mainly driven by the wage increases agreed with the labour union per the collective agreement which expired in December 2004 and by the cost of the Group's Early Retirement Plan, which fort he 1st quarter 2005 reached C£2,4mn (€4,1mn). The recruitment freeze, combined with the Early Retirement Plan, led to a reduction in the number of staff employed by the Group in Cyprus (reduction of 25 people since 31 December 2004 and 81 people for the year 2004). The other expenses recorded a reduction in relation to the 1st quarter 2004 as a result of the successful cost containment program in force.

The Group's operating expenses in Greece increased by 23%. This rate of increase is significantly lower than the rate of increase of the Group's Greek operations (29% according to the growth in total assets). The Group's Greek operations are inevitably affected by economies of scale, which are expected to generate more benefits as the footings of the Group's Greek operations increase further and the branch network gradually matures. Since the beginning of 2005, the branch network was enhanced by the opening of four new branches. The Group now operates 100 branches in Greece, with a target to reach 120 branches by early 2006.

The operating costs attributable to the other countries in which the Group operates recorded a decrease (8%) compared to the corresponding 2004 period.

C.4 Core profit and profit before tax by line of business

The most significant part of Group profit is generated by banking operations, which contributed 88% towards Group core profit and 75% towards profit before tax for the 1st quarter 2005. The profit before tax generated by insurance operations increased by 49% to C£3,4mn (€5,8mn) against the corresponding prior year period and contributed 17% towards Group profit before tax.

D. PROSPECTS

The Group financial results to date are considered very satisfactory and are in line with the targets which have been set in the Group three-year (2005-2007) strategic plan. Based on the plan, the Group targets that by 2007:

- its Return on Equity (ROE) will increase to a level higher than 13,0% up from 6,9% for the year 2004, and
- its cost to income ratio will be contained below 58% compared to 62% for the year 2004.

Based on the three-year strategic plan, the Group has adopted actions for:

- productivity increase, resulting from changes in the organisational structure of the customer service network and the introduction of more developed and flexible systems and procedures,
- improvement in customer service, introduction of new products and entry into new markets,
- loan portfolio quality improvement, and
- continuation of the Group's dynamic expansion of profitable operations overseas.

Nicosia, 12 May 2005

Notes:

1. The conversion from Cyprus Pounds (C£) to Euro (€) was made using the exchange rate at 31 March 2005 of €1=C£0,5846.

2. The Group's Condensed Interim Consolidated Financial Statements for the three months ended 31 March 2005 are available at the Bank of Cyprus Public Company Ltd Registered Office and on the Group's website, as follows:
   - Registered Office: 51 Stassinos Street, Ayia Paraskevi, Strovolos
     P.O. Box 24884, 1398 Nicosia, Cyprus
     Telephone: +357 22 842128, Fax: +357 22 378112
   - Website: **www.bankofcyprus.com** (Investor Relations/Financial Information)

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 288 banking outlets, of which 172 operate in Cyprus, 100 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 31 March 2005, the Group's Total Assets reached C£10,60bn (€18,13bn) and the Group's Shareholders' Funds were C£577mn (€988mn). The Bank of Cyprus Group employs 5.925 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

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ANNOUNCEMENT

RESOLUTIONS OF:

(i) THE SHAREHOLDERS' ANNUAL GENERAL MEETING (AGM) HELD ON 18 MAY 2005

(ii) THE MEETING OF THE BOARD OF DIRECTORS CONVENED AFTER THE COMPLETION OF THE AGM

The Shareholders' Annual General Meeting (AGM) of the Bank of Cyprus Public Company Ltd ("the Bank") took place on 18 May 2005, at the Bank of Cyprus Group ("the Group") Headquarters in Nicosia. 359 shareholders, representing 11.897.116 voting shares were present. Another 170 shareholders, representing 27.961.173 voting shares, were represented by proxy. In total, 39.858.289 voting shares (8,58% of the total share capital of the Bank, which comprises 464.770.595 shares) were represented at the AGM.

The AGM was in quorum and received and considered the Financial Statements for the year 2004 and the Directors' Report.

The AGM approved the following:

(a) Approved, with a majority vote of 100%, the proposal of the Board of Directors for the payment of a dividend to shareholders of C£0,04 per share for 2004.

The ex-dividend date is Thursday, 26 May 2005. Transactions that take place up until Wednesday, 25 May 2005, will be eligible to receive the dividend for 2004.

The dividend will be paid to the eligible shareholders on Thursday, 16 June 2005.

(b) Re-elected, with a majority vote of 100%, the retiring directors Messrs V.G. Rologis, D.Z. Pierides, G.A. David and A. Diogenous as Members of the Bank's Board of Directors.
The retiring directors Messrs A. Pittas and G.M. Georgiades were re-elected, with two objections, as Members of the Bank's Board of Directors.

(c) Re-appointed, with six objections, the auditors Ernst & Young and authorised the Board of Directors to determine their remuneration.

(d) Approved the remuneration for 2004 of all members of the Board of Directors, except the remuneration of the Chairman and Vice-Chairman, which were approved in a vote by show of hands, with a majority of 68 votes for and 63 votes against.

During the AGM, the Chairman of Bank of Cyprus Group, Mr Solon Triantafyllides, stated that, due to health reasons, he will not offer himself for Chairmanship. Mr Triantafyllides served as Chairman of the Group for the last 17 years. He also stated that he will retire from the Bank's Board of Directors immediately after the Board meeting to elect the Chairman and Vice-Chairman.

Following the AGM, the Board of Directors convened a meeting and elected Messrs Vassilis G. Rologis and Andreas Artemis as Chairman and Vice-Chairman, respectively.

The Board of Directors thanked the retiring Chairman, Mr Solon Triantafyllides, for his valuable contribution to the Bank of Cyprus Group, as a member of the Board of Directors for 42 years and praised the achievements of his 17-year tenure as Chairman of the Group.

Nicosia, 18 May 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 288 banking outlets, of which 172 operate in Cyprus, 100 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 31 March 2005, the Group's Total Assets reached C£10,60bn (€18,13bn) and the Group's Shareholders' Funds were C£577mn (€988mn). The Bank of Cyprus Group employs 5.925 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

(15)

Bank of Cyprus Group

ANNOUNCEMENT

SALE AGREEMENT OF THE SHARES OF UNIVERSAL LIFE INSURANCE PUBLIC CO. LTD HELD BY THE GROUP

The Bank of Cyprus Group ("the Group") has reached a joint agreement with Laiki Group, to sell to the Aspis Group in Greece the shares they hold in Universal Life Insurance Public Co. Ltd for cash.

The agreement is subject to certain conditions and pre-requisites, mainly relating to securing the necessary approvals of the Authorities in Cyprus and Greece.

The total consideration for the shares held by the Group and related funds, which correspond to 28% of the company's share capital, is C£7,3 million (€12,6 million).

Nicosia, 30 May 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 288 banking outlets, of which 172 operate in Cyprus, 100 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.

At 31 March 2005, the Group's Total Assets reached C£10,60bn (€18,13bn) and the Group's Shareholders' Funds were C£577mn (€988mn). The Bank of Cyprus Group employs 5.925 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

(16)

Bank of Cyprus Group

ANNOUNCEMENT

Issue of €300 million Senior Debt

The Bank of Cyprus Public Company Ltd ("the Bank") has successfully closed a €300 million Senior Debt issue on 27 May 2005. The bond, of a three-year term, has an issue/reoffer price of 99,853% and pays a coupon of 30 basis points above 3-month Euribor. The bond was issued under the Bank's €1 billion EMTN Programme, which was established in September 2003.

The size of the issue was initially set at €200 million, but following the high demand (exceeding €300 million) the Bank decided to increase the size of the issue to €300 million. The Bond was mainly placed with institutional investors in Europe.

The joint lead managers to the issue were Merrill Lynch International and Deutsche Bank.

The bond will be listed on the Luxembourg Stock Exchange.

The proceeds of the issue will increase the Bank of Cyprus Group's loanable funds, contributing to the further expansion of its operations.

Nicosia, 30 May 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 288 banking outlets, of which 172 operate in Cyprus, 100 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 31 March 2005, the Group's Total Assets reached C£10,60bn (€18,13bn) and the Group's Shareholders' Funds were C£577mn (€988mn). The Bank of Cyprus Group employs 5.925 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

(17)

Bank of Cyprus Group

ANNOUNCEMENT

PRICE AT WHICH THE BANK OF CYPRUS SHARES WILL BE ISSUED TO THE SHAREHOLDERS WHO PARTICIPATE IN THE DIVIDEND REINVESTMENT PLAN

The price at which the Bank of Cyprus shares will be issued to the shareholders who opted to participate in the Dividend Reinvestment Plan ("the Plan") with respect to the dividend for 2004 has been set at C£1,60 (€2,77) per share.

In accordance with the Terms and Operating Conditions of the Plan, the price at which the shares will be issued has been calculated as 90% (a discount of 10%) of the weighted average closing price of the Bank of Cyprus share ("the Share") on the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX) of the first five working days during which the Share is quoted ex-dividend.

The dividend for 2004 will be paid to shareholders on 16 June 2005. A Letter of Allotment will be mailed to the shareholders participating in the Plan. The new shares will be credited to the depository accounts of the participating shareholders whose shares are deposited at the Central Registry/ Central Depository of the CSE, as well as to the securities accounts of the participating shareholders who have deposited their shares in the Dematerialised Secutiries System of the Athens Central Depository of the ATHEX.

Nicosia, 2 June 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 288 banking outlets, of which 172 operate in Cyprus, 100 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 31 March 2005, the Group's Total Assets reached C£10,60bn (€18,13bn) and the Group's Shareholders' Funds were C£577mn (€988mn). The Bank of Cyprus Group employs 5.925 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

(18)

Bank of Cyprus Group

ANNOUNCEMENT

NUMBER OF NEW SHARES WHICH HAVE RESULTED FROM THE PARTICIPATION IN THE DIVIDEND REINVESTMENT PLAN FOR THE 2004 DIVIDEND

The number of the new Bank of Cyprus shares which have resulted from the participation of the eligible shareholders in the Dividend Reinvestment Plan for the 2004 dividend amounts to 2.642.800 shares. The total number of the Bank's shares including the new shares amounts to 467.413.395.

The Bank has applied to the Cyprus Stock Exchange and the Athens Exchange for the introduction of the 2.642.800 shares. The date of the simultaneous introduction for trading of the new shares on the two exchanges will be announced as soon as the introduction approval is granted by the two exchanges.

Nicosia, 14 July 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 288 banking outlets, of which 172 operate in Cyprus, 100 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 31 March 2005, the Group's Total Assets reached C£10,60bn (€18,13bn) and the Group's Shareholders' Funds were C£577mn (€988mn). The Bank of Cyprus Group employs 5.925 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

19

Bank of Cyprus Group

ANNOUNCEMENT

DATE OF ANNOUNCEMENT OF 1ST HALF 2005 FINANCIAL RESULTS

The Board of Directors of Bank of Cyprus will convene on

Friday, 26 August 2005

to examine the financial results of the Bank of Cyprus Group for the six months ended 30 June 2005.

On the same day, the financial results will be announced to the Stock Exchange and the Press and a Press Conference will be held at 4.30pm at the Group's Headquarters in Nicosia. The financial results will also be presented to analysts, brokers and investors in Cyprus at 6.00pm of the same day at the Group's Headquarters in Nicosia.

It is reminded that the Bank of Cyprus Group has already announced specific three-year profitability targets, which were approved by the Board of Directors last January, within the context of the Group's three year strategic plan. The up to date results are in line with the achievement of the aforementioned targets.

Nicosia, 21 July 2005

(20)

Bank of Cyprus Group

ANNOUNCEMENT

INTRODUCTION FOR TRADING OF THE NEW SHARES THAT RESULTED FROM THE PARTICIPATION IN THE DIVIDEND REINVESTMENT PLAN FOR THE 2004 DIVIDEND

The Bank of Cyprus Group informs the investing public that on Tuesday, 26 July 2005, 2.642.800 Bank of Cyprus shares will be introduced for trading simultaneously on the Cyprus Stock Exchange and the Athens Exchange. These 2.642.800 shares were the result of the participation of 9.209 shareholders in the Dividend Reinvestment Plan for the 2004 dividend.

After the aforementioned introduction, the total number of Bank of Cyprus shares will amount to 467.413.395.

Nicosia, 21 July 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 288 banking outlets, of which 172 operate in Cyprus, 100 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 31 March 2005, the Group's Total Assets reached C£10,60bn (€18,13bn) and the Group's Shareholders' Funds were C£577mn (€988mn). The Bank of Cyprus Group employs 5.925 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

21

Bank of Cyprus Group

ANNOUNCEMENT

INCREASE OF EMTN PROGRAMME SIZE

At its meeting held today, the Board of Directors of Bank of Cyprus Public Company Ltd ("the Bank"), decided to increase the size of the Euro Medium Term Note (EMTN) Programme ("the Programme") to €1,5 billion.

It is noted that, at its establishment in September 2003, the Programme's size amounted to €750 million. The size of the Programme was increased to €1 billion in 2004. Under the Programme, the Bank has the flexibility to issue, according to its needs, senior debt and/or subordinated debt in all major currencies.

Nicosia, 5 August 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 288 banking outlets, of which 172 operate in Cyprus, 100 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 31 March 2005, the Group's Total Assets reached C£10,60bn (€18,13bn) and the Group's Shareholders' Funds were C£577mn (€988mn). The Bank of Cyprus Group employs 5.925 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

(22)

Bank of Cyprus Group

FINANCIAL RESULTS FOR THE 1st HALF 2005

Significant increase in profitability

A. SUMMARY OF RESULTS

The Group financial results for the 1st half 2005 are very satisfactory and are in line with the announced three-year (2005-2007) profitability targets, which assume significant increase in profitability as well as substantial improvement in key profitability ratios of the Group.

- **Profit after tax for the 1st half 2005 increased by 98%, reaching C£31mn (€55mn)** against C£16mn (€28mn) for the corresponding 2004 period.

- **Core profit** (profit before provisions for bad and doubtful debts and before tax) **reached C£81mn (€141mn), up by 29%** against C£63mn (€109mn) for the 1st half 2004.

- **Net interest income increased significantly (14%) to C£132mn (€231mn)** compared to C£116mn (€203mn) for the corresponding 2004 period, as a result of the significant increase in the Group's loans and advances portfolio, especially in Greece.

- **The cost to income ratio improved significantly to 59%** compared to 62% for the year 2004. This significant improvement was the result of containing the rate of increase in costs (8%), especially other operating expenses, to lower levels than the rate of increase in total assets (14%). A key target of the Group is the containment of costs and the resultant reduction of the cost to income ratio.
  The increase in total costs is mainly due to the rise in staff costs. The containment of staff costs through a corresponding improvement in productivity, especially in Cyprus, remains a major challenge for the Group.

- **In Cyprus, core profit recorded a 52% increase to reach C£47mn (€82mn).** The increase was due to the positive results of the:
  - programmes for containing operating expenses, in conjunction with
  - enhancement of total revenue of both banking and insurance operations. It is noted that the profit from insurance operations doubled in relation to the corresponding prior year period.

  As a result of the substantial improvement in the core profitability of the Group's operations in Cyprus, key ratios of the Cyprus operations, such as the return on assets and equity and the cost to income ratio, recorded a significant improvement. Particularly, the cost to income ratio improved from 69% for the 1st half 2004 to 61% for the 1st half 2005. The Group aims at further improving these ratios.

- **In Greece, core profit remained reached C£28mn (€50mn), recording a 3% increase** despite the significant expenses of the branch network expansion and the higher increase in deposits in relation to the increase in loans and advances. The core profit generated by the Greek operations **contributes 35% to the Group total core profit.** It is noted that despite the significant costs of the dynamic expansion, the Group's operations in Greece continue to have very satisfactory profitability ratios, with a cost to income ratio of around **56%.**

- **The provision charge for bad and doubtful debts for the 1st half 2005 reached C£42mn (€74mn)** representing 1,2% of total loans and advances on an annualised basis.

Condensed Income Statement of the Bank of Cyprus Group

	1st Half 2005 C£mn	1st Half 2004[1] C£mn	±%	Year 2004[1] C£mn
Net interest income	132,3	116,4	+13,7%	245,9
Net fee and commission income, income from insurance business and other income	58,5	51,2	+14,3%	108,8
Foreign exchange income	6,4	7,6	-15,3%	15,4
Net losses on sale and revaluation of financial instruments	(0,1)	(4,6)	-96,9%	(4,6)
Total income	**197,1**	**170,6**	**+15,6%**	**365,5**
Staff costs	(74,0)	(67,0)	+10,5%	(138,3)
Other operating expenses	(42,5)	(41,0)	+3,6%	(89,5)
Core profit (profit before provisions)	**80,6**	**62,6**	**+28,9%**	**137,7**
Provisions for bad and doubtful debts	(42,3)	(38,7)	+9,3%	(83,7)
Provision for impairment of available-for-sale investments	-	(2,1)		(3,1)
Profit before tax	**38,3**	**21,8**	**+76,3%**	**50,9**
Tax	(7,0)	(5,9)	+19,4%	(12,4)
Profit after tax	**31,3**	**15,9**	**+97,5%**	**38,5**
Earnings per share (in cent)	**6,7**	**3,4**		**8,3**
Cost/income ratio	**59,1%**	**63,3%**		**62,3%**
Return on equity (annualised)	**10,9%**	**6,0%**		**7,1%**

Core profit by geographic sector[2]

	1st Half 2005 C£mn	1st Half 2004[1] C£mn	±%
Cyprus	47,0	30,9	+52%
Greece	28,4	27,6	+3%
United Kingdom and Australia	5,2	4,1	+30%
Total core profit	**80,6**	**62,6**	**+29%**

B. FINANCIAL FOOTINGS

B.1 Total assets

Group total assets at 30 June 2005 reached C£11,38bn (€19,84bn), recording a 14% annual increase. The total assets of the Group's Greek operations reached C£4,54bn (€7,91bn), registering a 16% annual increase.

[1] *The comparative amounts for the 1st half 2004 and the year 2004 have been restated in accordance with the revised International Accounting Standard 39, which has been adopted by the Group. As a result of the restatement, the profit after tax for the 1st half 2004 and for the year 2004 has been decreased by C£0,4mn (€0,6mn) and C£1,0mn (€1,8mn), respectively.*

[2] *In the context of its policy of continuously improving the reporting to the investing public, the Group adopted a revised method of reporting results by geographic sector: the results are calculated following restatements in the capital of each sector to bring it in line with the capital required by the capital adequacy regulations. The information reported in the present document for 2005 and 2004 has been adjusted accordingly.*

Group Loans and Advances

Total = C£6,78bn (€11,82bn)
Annual growth = 11%


4.000
3.000
2.000
1.000
0
C£mn
636
2.351
3.111
715
2.794
3.272
June 2004
June 2005

Share:	June 2004	June 2005	Annual growth
Cyprus	51%	48%	5%
Greece	39%	41%	19%
UK & Australia	10%	11%	12%
TOTAL	100%	100%	

Group Customer Deposits

Total = C£9,26bn. (€16,15bn)
Annual growth = 12%


6.000
5.000
4.000
3.000
2.000
1.000
0
C£mn
642
2.872
4.748
657
3.575
5.032
June 2004
June 2005

Share:	June 2004	June 2005	Annual growth
Cyprus	57%	54%	6%
Greece	35%	39%	25%
UK & Australia	8%	7%	2%
TOTAL	100%	100%	

B.2 Loans and advances

The Group's total loans and advances recorded an 11% annual increase and reached C£6,78bn (€11,82bn).

The above increase is mainly attributable to the significant annual growth (19%) in the loans and advances portfolio of the Group's Greek operations to C£2,79bn (€4,87bn). According to the May 2005 data published by the Bank of Greece, the market share of Bank of Cyprus Greece in respect of loans and advances is 3,78% and the annual increase in loans and advances is higher than that of the Greek banking market (15%). The annual increase recorded in the Bank's consumer (62%) and housing (43%) loans in Greece is noteworthy, especially the increase in the sales of housing loan products during the 1st half 2005 (125% increase against 1st half 2004).

At 30 June 2005, the Group non-performing loans and advances (after suspension of interest income) stood at 8,7% of total Group loans and advances, compared to 10,8% at 31 December 2004. The reduction in non-performing loans was derived mainly from the write-off of loans (after suspension of interest income) of C£131mn (€229mn), which were fully provided for, as well as from the improvement in loan quality and the collection of arrears.

In the 1st half 2005 the Bank wrote off total loans and advances of C£168mn (€293mn), including suspended interest. This amount is significantly higher than write-offs of previous years, as a result of widening the criteria for defining loans considered as non-collectible. It is noted that the amounts written-off include loans for which a final settlement has not yet been concluded and for which the Group continues to take all necessary measures for their collection.

B.3 Customer deposits

Total customer deposits reached C£9,26bn (€16,15bn) recording a 12% annual increase.

The customer deposits of the Group's Greek operations recorded an impressive increase (25%) and reached C£3,58bn (€6,23bn), representing 39% of total Group deposits at 30 June 2005. According to the May 2005 data published by the Bank of Greece, this rate of expansion is much higher than the one for the Greek banking market (15%) and the Bank's market share in respect of deposits is 3,84%.

B.4 Group capital base

The Group maintains a strong capital base. At 30 June 2005, the Group's capital base amounted to C£955mn (€1,67bn), marking a 6% increase compared to 30 June 2004. The Group capital adequacy ratio at 30 June 2005 is approximately 13%.

As it has already been announced, the Group will proceed with an issue of new shares to existing shareholders (Rights issue) towards the end of the year of approximately C£100mn (€174,4mn). The timing and the specific terms of the issue will be announced as soon as the European Directive

2003/71/EC on the prospectus to be published when securities are offered (Single Prospectus Directive) is transposed into Cypriot and Greek legislation.

C. ANALYSIS OF RESULTS

C.1 Net interest income and net interest margin

Net interest income reached C£132mn (€231mn), recording an increase of 14% against the corresponding 2004 period. The increase is attributable to:

- the significant increase in the Group's loan portfolio, especially in Greece, in conjunction with
- the maintenance of the Group's net interest margin at the same level (2,63%) as that of 1st half 2004, despite the reduction in the Cyprus Pound base rate (by 1,25% since 31 December 2004). The maintenance of the margin is the result of the improved product pricing and the more efficient liquidity management.

C.2 Net fee and commission income, income from insurance business and other income

Total net fees and commissions, income from insurance business and other income reached C£59mn (€102mn), recording an increase of 14% against the 1st half 2004. The Group results for the 1st half 2005 include profits of C£2mn (€3mn) from the disposal of property in Cyprus and the United Kingdom.

The Group's insurance operations continued their expansion with very satisfactory increase (35%) in their net income, as a result of increased volume of business as well as the reduction in claims.

C.3 Operating expenses by geographic sector

	1st Half 2005 C£mn	1st Half 2004 C£mn	±%
Cyprus	72,0	68,7	+5%
Greece	36,3	31,0	+17%
United Kingdom and Australia	8,2	8,3	-1%
Total operating expenses	**116,5**	**108,0**	**+8%**

The rate of increase in Group operating expenses amounted to 8%. Group staff costs increased by 10%, mainly due to the increase in staff numbers required to operate the new branches in Greece. The Group's other operating expenses recorded a small increase (3,6%), which is significantly lower than the increase in total assets (14%), as a result of the successful implementation of the cost containment programme.

The positive results of the Group's cost containment programme in its Cyprus operations are noteworthy, with other operating expenses recording a 3% decrease against 1st half 2004. The increase in total costs in Cyprus by 5% was driven by the 9% increase in staff costs. It is noted that during 1st half 2005, staff costs in Cyprus were burdened by the cost of the Group's Early Retirement Plan, which reached C£2,6mn (€4,5mn). The recruitment freeze, combined with the Early Retirement Plan, led to a reduction in the numbero f staff employed by the Group in Cyprus by 110 people since 31 December 2003 (29 people for 2005 and 81 people for 2004).

The Group's operating expenses in Greece increased by 17%. This rate of increase is lower than the rate of increase of the Group's Greek operations (19% and 25% according to the growth in total laons and deposits, respectively) and despite the costs of branch network expansion. The Group operates 100 branches in Greece, with a target to reach 120 branches by 2006.

The operating costs attributable to the other countries in which the Group operates recorded a decrease (1%) compared to the corresponding 2004 period, as a result of the cost reduction (3%) in the United Kingdom, following the successful implementation of the restructuring plan which aimed at increased profitability and productivity.

C.4 Core profit and profit before tax by line of business

The most significant part of Group profit is generated by banking operations, which contributed 89% towards Group core profit and 78% towards profit before tax for the 1st half 2005.

The profit before tax generated by insurance operations doubled, reaching C£7mn (€12mn) against the corresponding prior year period and contributed 18% towards Group profit before tax, mainly due to the increased volume of business and the relatively low claims.

D. PROSPECTS

The Group financial results to date continue to be very satisfactory and are expected to remain clearly improved compared to those for the year 2004. These results are in line with the targets set in the Group three-year (2005-2007) strategic plan. Based on the plan, the Group targets by 2007 to:

- increase its Return on Equity (ROE) to a level higher than 13%, up from 7% for the year 2004 (30 June 2005: 11%), and
- contain its cost to income ratio below 58% compared to 62% for the year 2004 (30 June 2005: 59%).

Based on the three-year strategic plan, the Group has adopted actions for:

- productivity increase, resulting from changes in the organisational structure of the customer service network and the introduction of more developed and flexible systems and procedures,
- improvement in customer service, introduction of new products and entry into new markets,
- loan portfolio quality improvement, and
- continuation of the Group's dynamic expansion of profitable operations overseas.

Nicosia, 26 August 2005

Notes:

1. The conversion from Cyprus Pounds (C£) to Euro (€) was made using the exchange rate at 30 June 2005 of €1=C£0,5735.
2. The Group's Condensed Interim Consolidated Financial Statements for the six months ended 30 June 2005 are available at the Bank of Cyprus Public Company Ltd Registered Office and on the Group's website, as follows:
   - Registered Office: 51 Stassinos Street, Ayia Paraskevi, Strovolos
P.O. Box 24884, 1398 Nicosia, Cyprus
Telephone: +357 22 842128, Fax: +357 22 378112
   - Website: **www.bankofcyprus.com** (Investor Relations/Financial Information)

Bank of Cyprus Group

ANNOUNCEMENT

SHARE CAPITAL INCREASE IN THE FORM OF A RIGHTS ISSUE

At its meeting held today, the Board of Directors of the Bank of Cyprus ("the Bank") examined, among other issues, the capital needs of the Bank of Cyprus Group ("the Group") arising from the regulatory requirements of the Central Bank of Cyprus, given the expansion plans of the Group, and decided that the Bank proceeds with a share capital increase in the form of a Rights issue. The total proceeds of the issue will be approximately C£110mn (€193mn).

Within the context of the above, the Bank will submit a Prospectus that has been prepared in accordance with the provisions of the EU Regulation 809/2004 for approval by the Cyprus Securities and Exchange Commission (the Cypriot competent authority following the transposition of the European Directive 2003/71/EC into local legislation).

The Board of Directors of the Bank decided the following terms regarding the Rights issue:

- The Rights will be allotted to eligible shareholders in the ratio of one (1) new share for every six (6) existing shares.
- The exercise price will be C£1,40 (€2,46[1]) per share.
- The Rights issue will be applicable to the Bank's shareholders registered on both the Central Register/Depository of the Cyprus Stock Exchange (CSE) and the Dematerialised Securities System of the Athens Central Depository of the Athens Exchange (ATHEX), on the record date.
- The record date, the date of introduction for trading and the trading and exercise periods of the Rights will be decided by the Board of Directors of the Bank and will depend on the date of approval of the Prospectus by the Cyprus Securities and Exchange Commission and will be announced accordingly.

The proceeds of the issue will be used to strengthen the Group's capital adequacy and specifically the Group's Tier 1 capital. The proceeds from the previous share capital increase of the Bank (exercise of Share Warrants 1999/2003 during October - November 2003) have been fully utilised in the strengthening of the Group's capital.

Nicosia, 15 September 2005

1 *Calculated based on the exchange rate of €1= C£0,57. The payment of the exercise price in Euros will be based on the exchange rate in force on the working date immediately preceding the ex-Rights date, which may be different than the rate used for the purposes of this announcement.*

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 284 banking outlets, of which 168 operate in Cyprus, 100 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 30 June 2005, the Group's Total Assets reached C£11,38bn (€19,84bn) and the Group's Shareholders' Funds were C£592mn (€1,03bn). The Bank of Cyprus Group employs 5.993 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

(24)

Bank of Cyprus Group

ANNOUNCEMENT

RESIGNATION OF
A MEMBER OF THE BANK'S BOARD OF DIRECTORS

The Bank of Cyprus Group ("the Group") announces that Mr Andronicos Agathocleous has submitted his resignation from the Board of Directors of Bank of Cyprus Public Company Ltd and from the Boards of Directors of Group Subsidiary Companies where he was a member.

The Group would like to thank Mr A. Agathocleous for his services.

Nicosia, 5 October 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 284 banking outlets, of which 168 operate in Cyprus, 100 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.
At 30 June 2005, the Group's Total Assets reached C£11,38bn (€19,84bn) and the Group's Shareholders' Funds were C£592mn (€1,03bn). The Bank of Cyprus Group employs 5.993 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com.

(25)

Bank of Cyprus Group

ANNOUNCEMENT

DATE OF ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005

SHAREHOLDERS' MEETING

POSITIVE PROFIT WARNING

- **Date of Announcement of Financial Results for the Nine Months Ended 30 September 2005**

The Board of Directors of Bank of Cyprus Public Company Ltd ("the Bank") will convene on **Tuesday, 1 November 2005** to examine the financial results of the Bank of Cyprus Group ("the Group") for the nine months ended 30 September 2005.

On the same day, the financial results will be announced to the Stock Exchange and the Press and a Press Conference will be held at 4.00 pm at the Group's Headquarters in Nicosia.

- **Shareholders' Meeting**

On **Wednesday, 2 November 2005** at 4.00 pm a Shareholders' Meeting will be held at the Group's Headquarters in Nicosia. At the Meeting, the Chairman of the Board of Directors and the Group's Executive Management will present the strategic direction of the Group and its financial results for the nine months ended 30 September 2005, with special reference to the actions taken to improve the Group's profitability.

- **Positive Profit Warning**

Based on preliminary indications, the Group financial results for the third quarter 2005 are expected to show a marked improvement against those of the second quarter 2005. It is also expected that, based on present conditions, the results of the fourth quarter 2005 will be at similar levels to those of the third quarter 2005.

The continuous improvement of the Group's financial results arises from the efforts for cost containment, revenue enhancement and collection of overdue amounts, as well as enhanced return from the management of the Group's liquid assets.

Nicosia, 17 October 2005

Bank of Cyprus Group

Announcement

Share Capital Increase in the Form of a Rights Issue: TIMEPLAN IN RELATION TO THE RIGHTS ISSUE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN ANY FORM, IN THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA, OR JAPAN, OR TO ANY OTHER COUNTRY IN WHICH ACCORDING TO THE LAWS OF SUCH COUNTRY, THE OFFER MENTIONED IN THIS ANNOUNCEMENT IS ILLEGAL OR CONSTITUTES BREACH OF ANY APPLICABLE LAW, RULE OR REGULATION

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. Internationally, the Bank of Cyprus Group seeks to serve the expatriate Greek and Cypriot communities. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management custody, life and general insurance. The Group currently operates through a total of 284 banking outlets, of which 168 operate in Cyprus, 100 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania.

At 30 June 2005, the Group's Total Assets reached C£11,38bn (€19,84bn) and the Group's Shareholders' Funds were C£592mn (€1,03bn). The Bank of Cyprus Group employs 5.993 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges Additional information can be found at the Group's website www.bankofcyprus.com.

EX-RIGHTS DATE
26 October 2005

RIGHTS TRADING PERIOD
22 November 2005 - 5 December 2005 (inclusive)

SUBSCRIPTION PERIOD for holders of Rights:

- Registered on the Central Depository / Registry of the CSE:
  13 December 2005 - 19 December 2005 (inclusive)
- Registered on the DSS of the Athens Central Depository:
  22 November 2005 - 19 December 2005 (inclusive)

The Bank of Cyprus Group announces to the investing public the following:

- At its meeting held on 15 September 2005, the Board of Directors of Bank of Cyprus Public Company Ltd ("the Bank") decided that the Bank's Shareholders' Funds be increased by up to C£109.063.124,80 (€190.303.830[1]), through the issue of up to 77.902.232 new ordinary shares of a nominal value of C£0,50 each, in the form of a Rights issue (i.e. addressed to existing shareholders).

- **One (1) Right will be allotted for each one (1) existing share. Every six (6) Rights exercised will be converted into one (1) New Share.**

- The **Subscription Price of the New Shares** has been set at -for holders of Rights:

  - Registered on the Central Depository / Registry of the CSE
    C£1,40 per New Share

  - Registered on the DSS of the Athens Central Depository
    €2,44[1] per New Share.

- The right to participate in the share capital increase will be granted to the Bank's shareholders registered on the Central Depository / Registry of the Cyprus Stock Exchange (CSE) and/or the Dematerialised Securities System (DSS) of the Athens Central Depository on Monday, 31 October 2005 **(Record Date)**.

  The Bank's shares purchased through the CSE and the Athens Exchange (ATHEX) up until and including Tuesday, 25 October 2005, will be eligible to participate in the Rights issue.

  As from Wednesday, 26 October 2005 **(Ex-Rights Date)** the Bank's shares will be traded on the CSE and the ATHEX excluding the right to participate in the Rights issue. As of the same date, 26 October 2005, the opening price of the Bank's shares on the CSE and the ATHEX will be adjusted according to the rules applicable to each exchange.

- The **Subscription Period for the New Shares** is as follows - for holders of Rights:

  - Registered on the Central Depository / Registry of the CSE
    From Tuesday, 13 December 2005 until 1.30p.m. on Monday, 19 December 2005

  - Registered on the DSS of the Athens Central Depository
    From Tuesday, 22 November 2005 until 1.30p.m. on Monday, 19 December 2005.

- The Rights will be transferable and tradable on the CSE and the ATHEX. The Rights will be credited to the eligible shareholders' Securities Account at the Central Depository / Registry of the CSE and the DSS of the Athens Central Depository before the commencement of the trading period of the Rights.

- The **trading** of the Rights on the CSE and the ATHEX will commence on Tuesday, 22 November 2005 and will last ten (10) working days. The Last Trading Date of the Rights on the two Exchanges is Monday, 5 December 2005.

In order for the eligible holder to trade his Rights on the CSE, he will have to take the necessary steps for opening a trading account with a Member of the CSE and grant access to his Rights to such Member. If the eligible holder already has a trading account with a Member of the CSE, then the opening of a new account is not necessary as long as the holder grants access to his Rights to such Member for transfer of all or part of his Rights.

- All or part of the Rights can be **transferred** from the Central Depository / Registry of the CSE to the DSS of the Athens Central Depository in order to be traded on the ATHEX. Also, all or part of the Rights can be transferred from the DSS of the Athens Central Depository to the Central Depository / Registry of the CSE in order to be traded on the CSE.

- Holders of Rights can subscribe for the New Shares during working days and hours, except from the Final Subscription Date (Monday, 19 December 2005) on which the subscription can take place only up until 1.30p.m., at the following locations:

  - In Cyprus:
    - all branches of Bank of Cyprus, and
    - the Bank's Shares & Bonds Department (EuroLife House, 4 Evrou Street, Nicosia)

  - In Greece:
    - all branches of Bank of Cyprus, and
    - through the Operators of the holders' Securities Accounts on the DSS of the Athens Central Depository (brokerage firm orcu stodian), other than the Athens Central Depository, provided the Operator consents to this.

- In order to subscribe for New Shares eligible holders:

  - Registered on the Central Depository / Registry of the CSE
    Have to pay the subscription amount and sign and present the Letter of Allotment that would have been sent to them.

  - Registered on the DSS of the Athens Central Depository
    Have to pay the subscription amount, complete the relevant subscription form and present the relevant Blocking Certificate, which can be provided to them by the Operator of their Securities Account on the DSS of the Athens Central Depository (or from the Athens Central Depository in the case that the Depository is the Operator). In addition, they have to present their Tax Identification Number, their identity card or passport, and a copy of the DSS printout with the details of the Investor Share Code and Securities Account. They also have to state (a) their Investor Share Code, (b) their DSS Securities Account and(c) the designated Operator of their Securities Account.

- The subscription amount is required to be paid for the subscription for New Shares.
  For holders:

  - Registered on the Central Depository / Registry of the CSE
    C£1,40 per New Share

  - Registered on the DSS of the Athens Central Depository
    €2,44[1] per New Share

  A relevant receipt will be provided to those subscribing for the New Shares. Such receipt does not constitute a security, or a temporary title, and it is not tradable on the CSE or the ATHEX.

- Within five (5) working days from the Final Subscription Date, the Bank will be allowed to exercise all or part of the Rights which were not exercised by their holders during the Subscription Period and immediately sell the New Shares resulting from such exercise, provided that the Bank will have already received irrevocable offers for such number of New Shares. Such sale can take place at the same or a higher price than the Subscription Price of the New Shares, provided that in the Bank's opinion the net proceeds of such sale after deduction of any

costs and expenses incurred by the Bank in relation to the sale exceed the Subscription Price of the New Shares.

The Bank shall distribute pro rata by cheque to the holders of unexercised Rights the net proceeds of such sale after deduction of the Subscription Price and any costs and expenses incurred by the Bank in relation to the sale within forty-five (45) days of the Final Subscription Date, provided that entitlements are at least C£5,00 per person.

- No fractions of shares will be issued.

- The New Shares resulting from this share capital increase will be eligible for dividend distributions in respect of 2005 profits.

- The Prospectus for the Bank's share capital increase as approved by the Cyprus Securities and Exchange Commission will be available without charge:

    - In electronic form as from 24 October 2005 at:
        - the Bank of Cyprus' website (www.bankofcyprus.com select Investor Relations / Prospectuses), and
        - the website of the Manager of the Issue, The Cyprus Investments and Securities Corporation Ltd (CISCO) (www.cisco-online.com.cy)

    - In printed form as from 10 November 2005 at:
        - all the branches of Bank of Cyprus in Cyprus and Greece,
        - the Bank's Headquarters (51 Stassinos Street, Ayia Paraskevi, Strovolos, Nicosia, Cyprus),
        - the Bank's Shares & Bonds Department (EuroLife House, 4 Evrou Street, Nicosia), and
        - the Head Office of the Manager of the Issue, The Cyprus Investments and Securities Corporation Ltd (CISCO) (EuroLife House, 4 Evrou Street, Nicosia, Cyprus).

- The date of introduction for trading of the New Shares on the CSE and the ATHEX, will be decided by the Bank, following the completion of the share capital increase, and will be announced accordingly.

- For more information shareholders can contact:
    - the Bank's Shares & Bonds Department in Cyprus (EuroLife House, 4 Evrou Street, Nicosia), and
    - the Bank's Custody, Shareholders and Derivatives Clearing Department in Greece (170 Alexandras Avenue, Athens)

Nicosia, 21 October 2005

Notes:

1 Calculated based on the exchange rate of €1= C£0,5731 which was in force on 20 October 2005. This is the exchange rate, which will be used for the payment of the Subscription Price of the New Shares in Euro. The exchange rate in force on the working date immediately preceding the ex-Rights date as previously announced on 15 September 2005 will not be used.

27

Bank of Cyprus Group

Announcement

Transfer of the business of Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus (Factors) Ltd to the Bank of Cyprus Public Company Ltd

Nicosia, 26 October 2005

At its meeting held on 25 October 2005, the Board of Directors of the Bank of Cyprus Public Company Ltd ("the Bank") decided to transfer the business of the Bank's subsidiary companies Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus (Factors) Ltd to the Bank of Cyprus Public Company Ltd with a parallel dissolution of the two subsidiary companies.

The businesses of the two subsidiaries are being transferred in the context of the reorganisation of the Bank of Cyprus Group ("the Group"), which aims at achieving synergies between the various units of the Group and consequently aims at further reduction of costs, while at the same time continuing to offer a high quality service to customers.

The transfer is expected to be finalised by the end of 2005.

In the context of the above-mentioned reorganisation, the Group has decided the termination of its international mutual fund BOC Global Equity Fund following its ten-year operation.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 264 banking outlets, of which 147 operate in Cyprus, 101 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide
At 30 June 2005, the Group's Total Assets reached C£11.38bn (€19,84bn) and the Group's Shareholders' Funds were C£592mn (€1,03bn). The Bank of Cyprus Group employs 5.993 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

28

Bank of Cyprus Group

Announcement

Response to Recent Press Articles

Nicosia, 26 October 2005

The Bank of Cyprus Public Company Ltd ("the Bank") denies the content of recent press articles in the Greek press regarding alleged discussions of the Bank with a European bank with a view to form a strategic alliance or to enter in any other kind of agreement.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 264 banking outlets, of which 147 operate in Cyprus, 101 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide
At 30 June 2005, the Group's Total Assets reached C£11,38bn (€19,84bn) and the Group's Shareholders' Funds were C£592mn (€1,03bn). The Bank of Cyprus Group employs 5.993 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

29

Bank of Cyprus Group

Announcement

INTEREST PAYMENT ON BANK OF CYPRUS PUBLIC COMPANY LTD FLOATING RATE CAPITAL SECURITIES

Nicosia, 31 October 2005

The investing public is informed that the next Interest Payment Date on the floating rate Capital Securities Series A and Series B issued by the Bank of Cyprus Public Company Ltd is **20th November 2005**.

The interest will be paid to those registered on the Capital Securities Registry on **9th November 2005** (Record Date).

According to the Trading Rules of the Cyprus Stock Exchange, as of **7th November 2005** the Capital Securities Series A and Series B will be traded ex-interest (with respect to the 20th November 2005 interest payment).

The interest rate on the Capital Securities Series A and Series B for the quarter ending 19 November 2005 is 5,25%.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 264 branches, of which 147 operate in Cyprus, 101 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide
At 30 June 2005, the Group's Total Assets reached C£11,38bn (€19,84bn) and the Group's Shareholders' Funds were C£592mn (€1,03bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

30

Bank of Cyprus Group

Announcement

Group Financial Results for the Nine Months ended 30 September 2005

Nicosia, 1 November 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 264 branches, of which 147 operate in Cyprus, 101 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide.
At 30 September 2005, the Group's Total Assets reached C£11.79bn (€20.58bn) and the Group's Shareholders' Funds were C£626mn (€1.09bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

A. Summary of Results

The Group financial results for the 9 months ended on 30 September 2005 confirm the return of the Group to the positive track as set in the Group's three year strategic plan (2005 - 2007). The reorganisation of the Group's activities in Cyprus, combined with the cost containment and income enhancement plans had positive results and the dynamic expansion of the Group in Greece continued. The Group's profit after tax generated by insurance operations was significantly increased compared to the corresponding last year period.
The above factors led to substantial improvement in the Group's financial indicators.

Table 1

Group Financial Highlights				
in C£ mn	±%	**9 months 2005**	**9 months 2004**	**Year 2004**
Core profit *(profit before provisions)*	+24%	129	104	138
Profit before tax	+54%	62	40	51
Profit after tax	+66%	50	30	39
Earnings per Share	+66%	10,8 cent	6,5 cent	8,3 cent
Cost/Income	-360bp*	57,8%	61,4%	62,3%
Return on Equity	+370bp*	11,3%	7,6%	7,1%

* bp = basis points. 100 bp = 1 percentage point (1%)

- Group profit after tax reached C£50 mn (€88 mn) for the 9 month period ended on 30 September 2005 compared to C£30 mn (€53 mn) for the corresponding prior year period, recording a 66% increase.

- As a result of the significant increase in the Group's profitability, the return on equity of the Group increased by 3,7 percentage points compared to the corresponding 2004 period, reaching 11,3%.

- The quarterly profitability of the Group also exhibited improvement. Group profit after tax for the 3rd quarter 2005 recorded a 25% increase against the 2nd quarter 2005.

- Core profit (profit before provisions and tax) reached C£129 mn (€224 mn) for the 9 months to 30 September 2005, recording an annual increase of 24%.

- The cost to income ratio further improved to 57,8% compared to 61,4% for the corresponding prior year period.

- The above results reflect the positive effect of the steps taken for:
  - Improvement of income (12% increase in net interest income and 32% increase in income from insurance operations).
  - Containment of the rate of increase of expenses to 7% compared to the rate of increase of deposits and loans which was 14% and 12%, respectively.

- The profitability improvement in the Group's Cyprus operations is remarkable:
  - Core profit increased by 36%.
  - Profit before tax increased by 240%.
  - Profit after tax increased by 289%.

- The contribution (36%) of the Group's Greek operations and the increase of footings in Greece continues to be noteworthy:
  - Deposits increased by 19%.
  - Loans increased by 22%.

B. Financial Footings

Table 2

Analysis of Financial Footings by Geographic Sector								
in C£ mn	Group		Cyprus		Greece		Other countries	
	±% annual	9months 2005	±% annual	9months 2005	±% annual	9months 2005	±% annual	9months 2005
Deposits	+14%	9.712	+12%	5.328	+19%	3.710	+6%	674
Contribution				*55%*		*38%*		*7%*
Loans	+12%	6.965	+5%	3.315	+22%	2.940	+11%	710
Contribution				*48%*		*42%*		*10%*

B.1 Group Loans

The Group's loans reached C£6,96 bn (€12,15 bn) at 30 September 2005, recording an increase of 12%.

B.1.1 Loans in Cyprus

In Cyprus, the Group's total loans at the end of September 2005 amounted to C£3,32 bn (€5,78 bn). It is noted that, during the first 9 months of 2005, the Group proceeded with loan write-offs of a total of C£169 mn (€296 mn), the majority of which relates to the Group's Cyprus operations. The increase in the Group's loans in Cyprus would have reached 10%, adjusted for the write-offs. On the same basis, the Group's market share in loans increased to 24,9% of the total market (i.e. including the credit cooperatives) at the end of September 2005, up from 24,3% at the end of 2004 (the market share among the commercial banks increased from 34,4% to 35,3%).

B.1.2 Loans in Greece

In Greece, the annual rate of increase in the Group's loans reached 22% and continues to be higher than that of the total market (16%). The Group's loan portfolio in Greece increased to C£2,94 bn (€5,13 bn) at the end of September 2005.

As of end-August 2005, the Group's market share in loans increased to 3,81%, up from 3,62% one year ago.

New housing and consumer loan disbursements in the first 9 months of 2005 reached C£163 mn (€284 mn) and C£162 mn (€283 mn), respectively. The balance of housing and consumer loans at 30 September 2005 increased by 46% and 38%, respectively, since the start of the year.

B.1.3 Loans in Other Countries

At the end of September 2005, the Group's loans in the United Kingdom and Australia increased by 5% and 38%, reaching C£563 mn (€982 mn) and C£147 mn (€256 mn), respectively.

B.1.4 Loans by Customer Sector

The Group's loans portfolio in Cyprus and Greece is split into three customer sectors as follows:

Table 3

Analysis of Loans by Customer Sector				
% of total loans	Cyprus		Greece	
	30.9.05	**31.12.04**	**30.9.05**	**31.12.04**
Corporate	49%	50%	24%	30%
Small and Medium-sized Enterprises (SMEs)	17%	17%	49%	48%
Retail	34%	33%	27%	22%
Total	100%	100%	100%	100%

B.1.5 Non-Performing Loans

At 30 September 2005, the Group's non-performing loans accounted for 8,7% of Group total loans, compared to 10,8% at 31 December 2004. The reduction in non-performing loans is mainly the result of loan write-offs (net of suspended interest income) totaling C£132 mn (€231 mn). The loans written-off were fully covered by provisions.

The vast majority of non-performing loans relates to the Group's Cyprus operations, where the time required to foreclose collateral, especially property, is lengthy, and acts as a deterring factor in the repayment of overdue amounts.

In Greece, the Group's non-performing loans at 30 September 2005 accounted for 4,3% of total loans.

45% of non-performing loans is covered by provisions. Even though the balance is covered by tangible and other collateral, the Group aims to further increase the provision coverage of NPLs over the next two years. In the first 9 months of 2005, the provision charge was 1,28% of total loans. The Group aims to reduce this percentage to around 1% by the end of 2007.

B.2 Deposits

The Group's total deposits at 30 September 2005 reached C£9,71 bn (€16,94 bn), recording a 14% increase compared to September 2004.

B.2.1 Deposits in Cyprus

In Cyprus, the Group's deposits at 30 September 2005 recorded an annual increase of 12% reaching C£5,33 bn (€9,30 bn).

B.2.2 Deposits in Greece

In Greece, the rate of increase in Group deposits reached 19% and continues to be higher than that of the market (15%). At 30 September 2005, Group total deposits in Greece reached C£3,71 bn (€6,47 bn).

At end-July 2005, the Group's market share in deposits in Greece increased to 3,85%, up from 3,64% one year ago.

B.2.3 Deposits in Other Countries

At end-September 2005, the Group's deposits in the United Kingdom and Australia increased by 3% and 25%, reaching C£562 mn (€982 mn) and C£112 mn (€195 mn), respectively.

B.3 Assets Under Management

At end-September 2005, the assets managed by the Group reached C£583 mn (€1,0 bn).

B.4 Capital Base and Capital Adequacy

The Group maintains a strong capital base. At 30 September 2005, the Group's capital adequacy ratio amounted to 12,7%.

Table 4

Capital Adequacy Composition		
in C£ mn	**30.9.05**	**31.12.04**
Tier 1 Capital	582	565
- Core Tier 1 Capital	*492*	*477*
Tier 2 Capital	318	293
Total Capital	900	858
Risk-weighted Assets	7.102	6.255
Capital Adequacy Ratio	12,7%	13,7%
- Core Tier 1 Ratio	*6,9%*	*7,6%*
- Tier 1 Ratio	*8,2%*	*9.0%*
- Tier 2 Ratio	*4,5%*	*4.7%*

The Rights issue that has already been announced by the Group at a ratio of one new share for every six existing shares, at a subscription price of C£1,40 (€2,44), will be completed in December 2005. The Group expects to raise a total of C£109 mn (€190 mn) additional capital as a result of the Rights issue.

C. Analysis of Results for the Nine Months

C.1 Net Interest Income and Net Interest Margin

Net interest income reached C£202 mn (€353 mn), recording an increase of 12% against the corresponding 2004 period. The increase is attributable to the significant increase in the Group's loan portfolio in Greece, in conjunction with the maintenance of the Group's net interest margin at around the same level as that of last year. The net interest margin (NIM) for the first 9 months of 2005 was 2,60%, compared to 2,64% for the corresponding prior year period.

The net interest margin in Cyprus increased from 2,28% for the first 9 months of 2004 to 2,32% for the corresponding period of 2005, despite the reduction in the Cyprus Pound base rate by 1,25 percentage points since the beginning of the year. The increase in the NIM of the Cyprus operations is the result of steps taken for improved product pricing and more efficient management of the Group's liquidity.

The net interest margin in Greece for the 9 months to 30 September 2005 reached 2,76%, compared to 2,72% for the 6 months to 30 June 2005 and 2,86% for the 9 months to 30 September 2004.

C.2 Net Fee and Commission Income

Total net fees and commission income for the 9 months to 30 September 2005 reached C£66 mn (€115 mn), recording an annual increase of 5%, primarily as a result of increased income from the Group's operations in Cyprus.

C.3 Income from Insurance Business

The Group's insurance operations continued their very good performance. Income from insurance business recorded a 32% increase, reaching C£18 mn (€30 mn). The Group's insurance operations for the 9 months 2005 generated 8% of Group core profit. The profit before tax of the insurance operations for the 9 months to 30 September 2005 recorded an increase of 74%, reaching C£10 mn (€18 mn) compared to the corresponding 2004 period, generating 16% of Group profit before tax.

The Group's life insurance subsidiary, EuroLife, has doubled its profits before tax, as a result of increased volume of business, relatively lower claims and very good performance of its investment portfolio.

The performance of General Insurance of Cyprus, the Group's general insurance subsidiary, was also very good. The company's gross premiums increased by 16% compared to the corresponding period of 2004. This, in conjunction with cost containment, resulted in an increase of the company's profits after tax by 29% for the 9 months to 20 September 2005.

C.4 Expenses

The Group's cost containment programme had a positive impact on the results for the 9 months of 2005. Total expenses recorded an annual increase of 7% compared to the rate of increase of deposits and loans which was 14% and 12%, respectively.

Staff costs for the 9 months 2005 amounted to C£110 mn (€192 mn), recoding an annual increase of 8%, mainly due to the 13% increase in staff numbers in Greece (from 2.135 persons at 30 September 2004 to 2.418 persons at 30 September 2005) to support and operate the seven new branches and the branches under construction. In the year ended 30 September 2005, there was a reduction of 75 persons in the number of staff employed by the Group in Cyprus. The Group's staff costs in Cyprus were increased by 6%. Excluding the cost of the Early Retirement Plan amounting to C£2,8 mn (€4,8 mn), the increase of staff costs in Cyprus is adjusted to 4%.

The Group's other (non-staff) operating expenses recorded a small annual increase (5%) and reached C£66 mn (€115 mn). It is noteworthy that the Group's other operating expenses in Cyprus did not record any increase.

As a result of the cost containment programme, as well as the increased level of income, the cost to income ratio of the Group's operations in Cyprus was improved to 59,4% for the first 9 months of 2005, compared to 65,8% for the corresponding prior year period. The cost to income ratio of the Group's Greek operations remains at the very satisfactory level of 53,7%, despite being burdened by increased expenses for the opening and preparation of the new branches.

The operating costs in the other countries remained stable, reflecting the positive results of the cost containment programme and the restructuring of the operations.

C.5 Provisions for Bad and Doubtful Debts

The provision charge for the first 9 months of 2005 was C£67 mn (€116 mn). The provision charge represents 1,28% of total Group loans, compared to 1,31% for the corresponding prior year period.

D. Prospects

Based on the Group financial results to date, it is expected that the significant improvement in the Group profitability will continue for the rest of the year. These results have exceeded the targets set in the Group's three-year plan (2005 - 2007). The Group will revise its strategic targets in the 2006 - 2008 three-year strategic plan, which is going to be reviewed in December 2005 - January 2006. The details of the new targets will be announced in early 2006.

The target to contain the cost to income ratio to a level below 58% by the end of 2007 has already been achieved (9 months 2005: 57,8%, year 2004: 62,3%). The other target set is the improvement of the return of equity to a level above 13% by the end of 2007 (9 months 2005: 11,3%, year 2004: 7,1%).

Based on the three-year strategic plan, the Group has adopted actions for:

- productivity increase, resulting from changes in the organisational structure of the customer service network and the introduction of more developed and flexible systems and procedures,
- improvement in customer service, introduction of new products and entry into new markets,
- loan portfolio quality improvement, and
- continuation of the Group's dynamic expansion of profitable operations overseas.

Table 5

Quarterly Analysis of Results

in C£ mn	±%	9months 2005	9months 2004	±%	3rd Q '05	2nd Q '05	1st Q '05
Net interest income	+12%	202	180	+6%	70	66	66
Net fee and commission income	+5%	66	63	-	23	23	21
Foreign exchange income	-11%	11	12	+23%	4	3	3
Net gains/(losses) on sale and revaluation of financial instruments	-190%	3	(4)		4	-	(1)
Income from insurance business	+32%	18	13	-2%	6	6	6
Other income	+28%	5	4	+16%	1	1	3
Total income	**+14%**	**305**	**268**	**+9%**	**108**	**99**	**98**
Staff costs	+8%	(110)	(102)	-	(36)	(36)	(38)
Other operating expenses	+5%	(66)	(62)	+8%	(24)	(22)	(21)
Total expenses	**+7%**	**(176)**	**(164)**	**+3%**	**(60)**	**(58)**	**(59)**
Core profit (profit before provisions)	**+24%**	**129**	**104**	**+16%**	**48**	**41**	**39**
Provisions for bad and doubtful debts	+9%	(67)	(61)	+9%	(24)	(22)	(20)
Provision for impairment of available-for-sale investments		-	(3)	-	-	-	-
Profit before tax	**+54%**	**62**	**40**	**+25%**	**24**	**19**	**19**
Tax	+19%	(12)	(10)	+26%	(5)	(4)	(3)
Profit after tax	**+66%**	**50**	**30**	**+25%**	**19**	**15**	**16**
Net interest margin (NIM)	-4bp	2,60%	2,64%	-2bp	2,54%	2,56%	2,71%

Table 6

Analysis of Results and Other Financial Information by Geographic Sector									
in C£ mn	Cyprus			Greece			Other countries		
	±%	9months 2005	9months 2004	±%	9months 2005	9months 2004	±%	9months 2005	9months 2004
Net interest income	+11%	106	96	+17%	81	69	+3%	16	15
Other non-interest income	+22%	77	64	+3%	21	20	-8%	4	5
Total income	**+15%**	**183**	**160**	**+14%**	**102**	**89**	**-**	**20**	**20**
Staff costs	+6%	(75)	(71)	+19%	(27)	(23)	-1%	(8)	(8)
Other operating expenses	-	(34)	(34)	+13%	(28)	(24)	-	(5)	(5)
Total costs	**+4%**	**(109)**	**(105)**	**+16%**	**(55)**	**(47)**	**-**	**(13)**	**(13)**
Core profit (profit before provisions)	**+36%**	**74**	**55**	**+12%**	**47**	**42**	**+2%**	**7**	**7**
Contribution		*58%*	*53%*		*36%*	*40%*		*6%*	*7%*
Provisions for bad and doubtful debts	+2%	(44)	(43)	+25%	(22)	(18)	+83%	(1)	(1)
Provision for impairment of available-for-sale investments		-	(3)	-	-	-	-	-	-
Profit before tax	**+240%**	**30**	**9**	**+2%**	**25**	**24**	**-3%**	**6**	**6**
Contribution		*49%*	*22%*		*40%*	*61%*		*11%*	*17%*
Tax	+68%	(3)	(2)	+10%	(7)	(6)	-9%	(1)	(1)
Profit after tax	**+289%**	**27**	**7**	**-**	**18**	**18**	**-2%**	**5**	**5**
Contribution		*54%*	*23%*		*36%*	*59%*		*10%*	*18%*
Number of staff	-2,2%	3.338	3.413	+13,3%	2.418	2.135	+1,0%	304	301
Net interest margin (NIM)	+4bp	2,32%	2,28%	-10bp	2,76%	2,86%	-6bp	2,19%	2,25%
Cost/income ratio	-640bp	59,4%	65,8%	+90bp	53,7%	52,8%	-4bp	63,3%	63,7%
Return on equity	+780bp	10,8%	3,0%	-190bp	10,6%	12,5%	-100bp	14,9%	15,9%

Notes:

1. Due to the adoption of the revised International Accounting Standard 39 as from 1 January 2005, all relevant amounts for 2004 have been restated.

2. All analyses by geographic sector are shown following restatements in the capital of each sector to bring it in line with the capital required by the capital adequacy regulations.

3. The conversion from Cyprus Pounds (C£) to Euro (€) was made using the exchange rate at 30 September 2005 of €1=£0,5732.

4. The Group's Condensed Interim Consolidated Financial Statements for the Nine Months ended 30 September 2005 are available at the Bank of Cyprus Public Company Ltd Registered Office and on the Group's website, as follows:
   - Registered Office 51 Stassinos Street, Ayia Paraskevi, Strovolos
     P.O. Box 24884, 1398 Nicosia, Cyprus
     Telephone: +357 22 842128, Fax: +357 22 378112
   - Website www.bankofcyprus.com (Investor Relations/Financial Information)

(31)

Bank of Cyprus Group

Announcement

FTSE/ATHEX indices and Bank of Cyprus

Nicosia, 9 November 2005

As announced earlier today, the FTSE/ATHEX Consultative Committee has approved a change to the Ground Rules for the management of the FTSE/ATHEX indices to allow participation to the indices of companies listed on ATHEX which are not domiciled in Greece but pay the majority of their corporate tax in Greece. This change to the Ground Rules will be effective at the next review of the FTSE/ATHEX indices in April 2006.

In addition, as per the same announcement, the new FTSE/ATHEX International Index will be launched in January 2006. This index will be measuring the performance of the new International Market of the Athens Exchange ("ATHEX") per the new market categorization announced by ATHEX.

Based on the above announced events and the facts presently available, Bank of Cyprus Public Company Ltd ("the Bank of Cyprus") will become a constituent of the FTSE/ATHEX 40 Index effective April 2006. It is noted that, even though the Bank of Cyprus is ranked 14th among all ATHEX listed companies in terms of market capitalisation as of 8 November 2005, the FTSE Ground Rules do not allow participation of new companies to the FTSE/ATHEX 20 Index unless the company is ranked at 10th position or higher. However, based on presently available facts, the Bank of Cyprus will be the first company on the FTSE/ATHEX 20 Reserve List in the event that for any reason there is an available position for participation in the index after April 2006.

The Bank of Cyprus will also be a constituent of the FTSE/ATHEX International Index at its launch in January 2006.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 264 banking outlets, of which 147 operate in Cyprus, 101 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide
At 30 June 2005, the Group's Total Assets reached C£11,38bn (€19,84bn) and the Group's Shareholders' Funds were C£592mn (€1,03bn). The Bank of Cyprus Group employs 5.993 staff worldwide. The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

32

Bank of Cyprus Group

Announcement

Approval of Supplementary Prospectus dated 8 November 2005 for the Share Capital Increase in the Form of a Rights Issue

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN ANY FORM, IN THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA, OR JAPAN, OR TO ANY OTHER COUNTRY IN WHICH ACCORDING TO THE LAWS OF SUCH COUNTRY, THE OFFER MENTIONED IN THIS ANNOUNCEMENT IS ILLEGAL OR CONSTITUTES BREACH OF ANY APPLICABLE LAW, RULE OR REGULATION

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 264 branches, of which 147 operate in Cyprus, 101 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide.
At 30 September 2005, the Group's Total Assets reached C£11,79bn (€20,58bn) and the Group's Shareholders' Funds were C£626mn (€1,09bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

The Bank of Cyprus Group announces to the investing public that the Cyprus Securities and Exchange Commission has approved the Supplementary Prospectus relating to the Share Capital Increase in the Form of a Rights Issue on 8 November 2005.

The Supplementary Prospectus for the Bank's share capital increase as approved by the Cyprus Securities and Exchange Commission will be available without charge:

- In electronic form as from 9 November 2005 at:
  - the Bank of Cyprus' website (www.bankofcyprus.com select Investor Relations / Prospectuses), and
  - the website of the Manager of the Issue, The Cyprus Investment and Securities Corporation Ltd (CISCO) (www.cisco-online.com.cy)

- In printed form as from 22 November 2005 at:
  - the Bank's Headquarters (51 Stassinos Street, Ayia Paraskevi, Strovolos, Nicosia, Cyprus),
  - the Bank's Shares & Bonds Department (EuroLife House, 4 Evrou Street, Nicosia),
  - the Bank's Custody, Shareholders and Derivatives Clearing Department in Greece (170 Alexandras Avenue, Athens), and
  - the Head Office of the Manager of the Issue, The Cyprus Investment and Securities Corporation Ltd (CISCO) (EuroLife House, 4 Evrou Street, Nicosia, Cyprus).

Nicosia, 9 November 2005

Bank of Cyprus Group

Announcement

Bank of Cyprus optimistic on further improvement of profitability and other financial indicators

Nicosia, 15 November 2005

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 264 branches, of which 147 operate in Cyprus, 101 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6,060 staff worldwide.
At 30 September 2005, the Group's Total Assets reached C£11.79bn (€20,58bn) and the Group's Shareholders' Funds were C£626mn (€1,09bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

With reference to the updated report on Bank of Cyprus Public Company Ltd («the Bank») issued by Moody's on 11 November 2005, the Bank notes that all the credit challenges quoted by Moody's are already being addressed successfully.

The results for the nine-month period ended 30 September 2005 have shown significant improvements in the Bank of Cyprus Group's («the Group») profitability and other indicators, namely:

- The cost to income ratio of the Group's Cyprus operations improved from 65,8% in the nine-month 2004 period to 59,4% in the nine-month 2005 period. The overall Group's cost to income ratio was reduced from 62,3% for the year 2004 to 57,8% for the nine-month period ended 30 September 2005.

- The return on equity of the Group's Cyprus operations improved from 3,0% in the nine-month 2004 period to 10,8% in the nine-month 2005 period. The Group's overall return on equity also improved from 7,6% to 11,3% for the respective periods.

- The non-performing loans to total loans ratio of the Group improved from 10,8% at end-2004 to 8,7% at 30 September 2005.

- The provisioning charge to total loans ratio was lower than in previous periods and stood at 1,28% for the nine-month 2005 period. The Group has already stated its intention of reducing this ratio to 1,0% by end-2007.

- The non-provisioned non-performing loans are expected to gradually decrease, as the Group's stated objective is to increase the coverage of the non-performing loans by provisions. It is noted than non-provisioned non-performing loans are fully covered by tangible security, valued at about 70% of market value.

- The Group has been operating in Greece since 1991 and the non-performing loans to total loans ratio of the Group's Greek operations as at 30 September 2005 stood at 4,3%.

- The Group's capital adequacy ratio at 30 September 2005 amounted to 12,7% compared to the minimum required ratio of 10,0% per the Central Bank of Cyprus and 8,0% per the European Union Directive. The forthcoming Rights issue which is expected to raise around C£109 mn will further improve the Group's capital position. The Rights issue will be completed on 19 December 2005.

- The unrecognised actuarial losses of the Group's defined benefit pension plans stood at C£103,8 mn at 31 December 2004. These losses are not actual losses and depend on a number of actuarial assumptions used such as the discount rate of the pension plan's liabilities, the expected rate of return on the plan's assets and the rate of future salary increases. The fair value of the plan's assets has increased since the beginning of the year mainly due to the increase in value of the ordinary shares held by the plan and therefore, a reduction of the unrecognised actuarial losses of the plan is expected by the next actuarial valuation which will be performed as of 31 December 2005. The Group amortises these unrecognised actuarial losses over the expected average remaining working lives of the employees in accordance with International Accounting Standards.

The Group's management is confident that the trends for the improvement in the Group's profitability and other financial indicators will continue.

As already announced on 1 November 2005, the results for the nine-month period ended 30 September 2005 have exceeded the targets that were set in the Group's three-year strategic plan (2005 – 2007). The Group will revise its strategic targets in the 2006 – 2008 three-year strategic plan, which is going to be reviewed in December 2005 – January 2006. The details of the new targets will be announced in early 2006.

Bank of Cyprus Group

Announcement

Reminder regarding the SUBSCRIPTION PERIOD FOR THE RIGHTS ISSUE

Nicosia, 9 December 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN ANY FORM, IN THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA, OR JAPAN, OR TO ANY OTHER COUNTRY IN WHICH ACCORDING TO THE LAWS OF SUCH COUNTRY, THE OFFER MENTIONED IN THIS ANNOUNCEMENT IS ILLEGAL OR CONSTITUTES BREACH OF ANY APPLICABLE LAW, RULE OR REGULATION

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 264 branches, of which 147 operate in Cyprus, 101 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide.

At 30 September 2005, the Group's Total Assets reached C£11.79bn (€20.58bn) and the Group's Shareholders' Funds were C£626mn (€1,09bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

SUBSCRIPTION PERIOD for holders of Rights:

- Registered on the Central Depository / Registry of the CSE:
  13 December 2005 - 19 December 2005 (inclusive)

- Registered on the DSS of the Athens Central Depository:
  22 November 2005 - 19 December 2005 (inclusive)

Holders of Rights can subscribe for the New Shares during working days and hours, except from the Final Subscription Date (Monday, 19 December 2005) on which the subscription can take place only up until **1.30p.m.**, at the following locations:

- In Cyprus:
  - all branches of Bank of Cyprus, and
  - the Bank's Shares & Bonds Department (EuroLife House, 4 Evrou Street, Nicosia)

- In Greece:
  - all branches of Bank of Cyprus, and
  - through the Operators of the holders' Securities Accounts on the DSS of the Athens Central Depository (brokerage firm or custodian), other than the Athens Central Depository, provided the Operator consents to this.

The date of the introduction for trading of the shares that will result from the exercise of the Rights on the Cyprus Stock Exchange and the Athens Exchange will be announced as soon as it is approved by the two exchanges.

Investors are reminded that if they wish to sell through the Cyprus Stock Exchange the shares that will result from the exercise of their Rights, they will have to take the necessary steps for opening a trading account with a Member of the CSE and grant access to his shares to such Member. If the investor already has a trading account with a Member of the CSE, then the opening of a new account is not necessary as long as the investor grants access to his shares to such Member for transfer of all or part of his shares.

35

Bank of Cyprus Group

Announcement

Share Capital Increase in the Form of a Rights Issue: POSSIBLE PLACEMENT OF SHARES RESULTING FROM RIGHTS THAT MAY NOT BE EXERCISED BY THEIR HOLDERS DURING THE SUBSCRIPTION PERIOD

Nicosia, 9 December 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN ANY FORM, IN THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA, OR JAPAN, OR TO ANY OTHER COUNTRY IN WHICH ACCORDING TO THE LAWS OF SUCH COUNTRY, THE OFFER MENTIONED IN THIS ANNOUNCEMENT IS ILLEGAL OR CONSTITUTES BREACH OF ANY APPLICABLE LAW, RULE OR REGULATION

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 264 branches, of which 147 operate in Cyprus, 101 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide.

At 30 September 2005, the Group's Total Assets reached C£11,79bn (€20,58bn) and the Group's Shareholders' Funds were C£626mn (€1,09bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

In accordance with term 7.0 of the Prospectus dated 21 October 2005 issued by the Bank of Cyprus Public Company Ltd ("Bank") relating to the Rights issue, which states that:

Within five (5) working days from the Final Subscription Date (19 December 2005), the Bank will be allowed to exercise all or part of the Rights which were not exercised by their holders during the Subscription Period and immediately sell the New Shares resulting from such exercise, provided that the Bank will have already received irrevocable offers for such number of New Shares. Such sale can take place at the same or a higher price than the Subscription Price of the New Shares, provided that in the Bank's opinion the net proceeds of such sale after deduction of any costs and expenses incurred by the Bank in relation to the sale exceed the Subscription Price of the New Shares.

The Bank shall distribute pro rata by cheque to the holders of unexercised Rights the net proceeds of such sale after deduction of the Subscription Price and any costs and expenses incurred by the Bank in relation to the sale within forty-five (45) days of the Final Subscription Date, provided that entitlements are at least C£5,00 per person.

The Bank announces the following:

The possible sale of the New Shares resulting from the possible exercise of all or part of the Rights that were not exercised by their holders during the Subscription Period of the Rights issue ("the Remaining Shares"), will take the form of a placement through a book-building procedure that will take place after 15.00 hrs UK time (17.00 hrs Greece and Cyprus time) on 19 December, 2005.

The Bank will place the Remaining Shares with interested investors ("the Investors") through the following Placement Agents:

- **In the United Kingdom and other EU member states:**

  Deutsche Bank AG
  Marco Schwartz, Equity Syndicate Desk
  tel.: +44 20 7545 6303, email: marco.schwartz@db.com

- **In Greece:**

  EFG Eurobank Securities S.A.
  tel.: +30 210 3720 000

  P&K Capital A.E.P.E.Y.
  Investment Banking Department, tel.: +30 210 7720 081 - 85

- **In Cyprus:**

  The Cyprus Investment and Securities Corporation Limited (CISCO)
  Contact: Anna Sofroniou, tel.: +357 22 881838, email: anna.sofroniou@cy.bankofcyprus.com

The placement will be done through a book-building procedure under the following terms and conditions (the Book-building):

(a) Offers by Investors to participate in the Book-building may include one of the following:
  (i) the number of Remaining Shares they wish to acquire at the Strike Price (as defined below);
  (ii) the total value of the Remaining Shares they wish to acquire at the Strike Price;
  (iii) the number of Shares or the total value and the maximum price they wish to pay for each Remaining Share;
  (iv) up to three alternative numbers of Shares and the respective maximum price they wish to pay in each case.

(b) Offers of a total value below €100.000 will not be accepted.

(c) All offers will be quoted in Euros (€).

(d) Offers from Investors who do not have a securities account with either the Dematerialised Securities System of the Athens Central Depository or the Central Depository/Registry of the Cyprus Stock Exchange will not be accepted.

The Bank, acting on the advice of Deutsche Bank AG ("the lead Placement Agent"), shall evaluate the offers submitted by the Investors and allot Remaining Shares to certain of the Investors ("the Buyers"), and agree the price at which the Buyers shall acquire the shares ("the Strike Price") on or around 20 December 2005.

The following indicative criteria will be considered in the evaluation:

(a) the nature of the Investor;
(b) the price offered, and specifically, the influence of the offers made in the determination of a price as close as possible to the market price of the Bank's shares on the Cyprus Stock Exchange and the Athens Exchange;
(c) the time of the submission of the offer; and
(d) the size of the offer relative to their funds under management.

The Bank shall have no obligation to accept the offers submitted, proportionally or otherwise, and it reserves the right to refuse any offer, or all offers, if, in its discretion, these offers are not satisfactory in terms of the price offered or for any other reason the Bank deems important in evaluating the aforementioned criteria.

Any Remaining Shares that may be placed will rank pari passu with existing shares.

36

RECEIVED
2006 JUN 29 P 1:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bank of Cyprus Group

Announcement

Appointment of Two New Directors

Nicosia, 15 December 2005

At its meeting held today the Board of Directors of the Bank of Cyprus Public Company Ltd unanimously decided to appoint as members of the Board of Directors Mr. Eleftherios Ioannou and Mr. Manthos Mavrommatis with immediate effect. The Board of Directors took into serious consideration, among other things, the need to appoint independent non-executive directors to the Board of Directors, to enhance the orderly conduct of its activities.

Mr. Eleftherios Ioannou holds the qualification of the Chartered Institute of Bankers of London and has comprehensive experience in banking. He has served in senior managerial positions in other commercial banks and the Central Bank of Cyprus. From 1990 to 2000 he was the Managing Director of Alpha Bank Ltd, formerly Lombard Natwest Bank Ltd. He was also Chairman and Managing Director of Alpha Bank in Romania from 2000 to 2004.

Mr. Manthos Mavrommatis studied economics at the London School of Economics and holds an MBA from the Business School of the University of Chicago. He is a member of the Board of Directors of a number of private companies. He served as chairman of the Board of Directors of the Nicosia Chamber of Commerce and Industry for the last six years, and was recently elected chairman of the Cyprus Chamber of Commerce and Industry.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 264 branches, of which 147 operate in Cyprus, 101 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide.
At 30 September 2005, the Group's Total Assets reached C£11,79bn (€20,58bn) and the Group's Shareholders' Funds were C£626mn (€1,09bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

(37)

Bank of Cyprus Group

Announcement

SHARE CAPITAL INCREASE SUCCESSFULLY COMPLETED

Nicosia, 19 December 2005

Bank of Cyprus Public Company Ltd ("the Bank") is pleased to announce the successful completion of its share capital increase with the issue of a total of 77.902.232 shares and proceeds to the Bank of C£109.063.125 (€190.171.098[1]).

According to the final results of subscription, 406.983.858 Rights were exercised by their holders who subscribed for 67.830.643 shares, representing a subscription ratio of 87%.

The remaining 10.071.589 shares (which resulted from the exercise of Rights that were not exercised by their holders) were placed late today with investors, mainly from Europe, but also Greece and Cyprus at the price of €4,50 (£2,58[1]) per share. The placement was approximately 3 times oversubscribed.

1 Calculated using the exchange rate of €1=C£0,5735 at 19 December 2005.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 269 branches, of which 147 operate in Cyprus, 106 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide.

At 30 September 2005, the Group's Total Assets reached C£11,79bn (€20,58bn) and the Group's Shareholders' Funds were C£626mn (€1,09bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

(38)

Bank of Cyprus Group

Announcement

Share Capital Increase in the Form of a Rights Issue: RESULTS OF SUBSCRIPTION BY HOLDERS OF RIGHTS

Nicosia, 19 December 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN ANY FORM, IN THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA, OR JAPAN, OR TO ANY OTHER COUNTRY IN WHICH ACCORDING TO THE LAWS OF SUCH COUNTRY, THE OFFER MENTIONED IN THIS ANNOUNCEMENT IS ILLEGAL OR CONSTITUTES BREACH OF ANY APPLICABLE LAW, RULE OR REGULATION

The subscription period of the Rights issued by the Bank of Cyprus Public Company Ltd ("the Bank") has ended today.

Approximately 411 million Rights were exercised by their holders who subscribed for approximately 68,5 million shares, representing a subscription ratio of approximately 88%.

The Bank has decided to proceed with the placement of up to around 9,4 million shares that will result from the exercise of up to around 56,4 million Rights which were not exercised by their holders during the subscription period, as stipulated in Term 7.0 of the Prospectus dated 21 October 2005, as per the procedure described in the Bank's announcement dated 9 December 2005.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 269 branches, of which 147 operate in Cyprus, 106 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide.

At 30 September 2005, the Group's Total Assets reached C£11,79bn (€20,58bn) and the Group's Shareholders' Funds were C£626mn (€1,09bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

INTRODUCTION FOR TRADING OF NEW SHARES WHICH HAVE RESULTED FROM THE RECENT SHARE CAPITAL INCREASE

Nicosia, 27 December 2005

Bank of Cyprus Public Company Ltd ("the Bank") announces that, as from Thursday, 29 December 2005, the 77.902.232 new shares of the Bank will be introduced for trading on the Cyprus Stock Exchange and the Athens Exchange. The new ordinary shares of nominal value of C£0,50 each, have resulted from the recent share capital increase approved by the Bank's Board of Directors at its meeting of 15 September 2005.

The new shares will be credited to the Securities Accounts of the shareholders on the Central Depository/Registry of the Cyprus Stock Exchange and the Dematerialised Securities System (DSS) of the Athens Central Depository before the date of introduction for trading of the new shares.

After the aforementioned introduction, the total number of the Bank's shares will amount to 545.315.627.

Bank of Cyprus Group

Announcement

LAPSE OF THE SALE AGREEMENT FOR THE SALE OF SHARES IN UNIVERSAL LIFE INSURANCE PUBLIC CO. LTD HELD BY THE GROUP

Nicosia, 2 January 2006

The Bank of Cyprus Group ("the Group") announces that the sale agreement it has entered into jointly with Laiki Group, for the sale of the shares they hold in Universal Life Insurance Public Co. Ltd to the Aspis Group in Greece lapsed on 31 December 2005, as the terms and conditions stipulated in the agreement did not materialise.

The Group will continue its efforts to sell the shares it holds in Universal Life Insurance Public Co. Ltd.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 269 branches, of which 147 operate in Cyprus, 106 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide.

At 30 September 2005, the Group's Total Assets reached C£11,79bn (€20,58bn) and the Group's Shareholders' Funds were C£626mn (€1,09bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

41

Bank of Cyprus Group

Announcement

DATES FOR THE ANNOUNCEMENT OF TARGETS FOR THE THREE-YEAR PERIOD 2006-2008 AND FINANCIAL RESULTS FOR 2005

Nicosia, 12 January 2006

Date of announcement of targets for the three-year period 2006-2008

The Board of Directors of Bank of Cyprus Public Company Ltd ("the Bank") will convene on Wednesday, **1 February 2006**, to examine the three-year strategic plan 2006-2008 of the Bank of Cyprus Group ("the Group").

On the same day, after the closing of the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX), the Group will announce the main strategic direction of the Group for the next three years as this will be approved by the Board, as well as specific targets with regard to key performance indicators for the three-year period.

Date of announcement of financial results for 2005

The Board of Directors of the Bank will convene on Monday, **27 February 2006**, to examine the preliminary and final audited financial results of the Group for the year 2005 and the possible payment of a dividend with respect to 2005.

On the same day, after the closing of the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX), the financial results will be announced to the Stock Exchanges and to the Press.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 269 branches, of which 147 operate in Cyprus, 106 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide.

At 30 September 2005, the Group's Total Assets reached C£11,79bn (€20,58bn) and the Group's Shareholders' Funds were C£626mn (€1,09bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

42

Bank of Cyprus Group

Announcement

PROMOTION OF THE AUDITOR GENERAL OF THE GROUP TO THE POSITION OF GROUP GENERAL MANAGER

Nicosia, 16 January 2006

The Bank of Cyprus Group ("the Group") announces that Mr Panayiotis Kanaris, until now the Auditor General of the Group, is being promoted to Group General Manager.

The upgrading of the post of the Auditor General of the Group reflects the determination of the Board of Directors of the Bank of Cyprus Public Company Ltd to pay due attention to matters of control, transparency and compliance with procedures and regulations throughout the Group.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 269 branches, of which 147 operate in Cyprus, 106 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide.

At 30 September 2005, the Group's Total Assets reached C£11,79bn (€20,58bn) and the Group's Shareholders' Funds were C£626mn (€1,09bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

43

Bank of Cyprus Group

Announcement

INTEREST PAYMENT ON BANK OF CYPRUS PUBLIC COMPANY LTD FLOATING RATE CAPITAL SECURITIES

Nicosia, 20 January 2006

The investing public is informed that the next Interest Payment Date on the floating rate Capital Securities Series A and Series B issued by the Bank of Cyprus Public Company Ltd is **20th February 2006**.

The interest will be paid to those registered on the Capital Securities Registry on **9th February 2006** (Record Date).

According to the Trading Rules of the Cyprus Stock Exchange, as of **7th February 2006** the Capital Securities Series A and Series B will be traded ex-interest (with respect to the 20th February 2006 interest payment).

The interest rate on the Capital Securities Series A and Series B for the quarter ending 19 February 2006 is 5,25%.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 269 branches, of which 147 operate in Cyprus, 106 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide.

At 30 September 2005, the Group's Total Assets reached C£11,79bn (€20,58bn) and the Group's Shareholders' Funds were C£626mn (€1,09bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

Substantial improvement of the Group's strategic targets for 2008

- Return on equity: 16%
- Cost to income ratio: 51%

Nicosia, 1 February 2006

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 273 branches, of which 147 operate in Cyprus, 110 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide.

At 30 September 2005, the Group's Total Assets reached C£11,79bn (€20,58bn) and the Group's Shareholders' Funds were C£626mn (€1,09bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

The Board of Directors of the Bank of Cyprus Public Company Ltd ("the Bank") reviews the Group's three-year strategic plan on an annual basis. At its meeting held today, the Board of Directors of the Bank reviewed and approved the Group's strategic plan for the three-year period 2006-2008.

A. Strategic actions

The Group's prior three-year plan 2005-2007 adopted a series of actions primarily aiming at profitability improvement, such as:

- productivity increase, resulting from changes in the organisational structure of the customer service network and the introduction of more developed and flexible systems and procedures,
- improvement in customer service, introduction of new products and entry into new markets,
- loan portfolio quality improvement, and
- continuation of the Group's dynamic expansion of profitable operations overseas.

At today's Board meeting, the Group Executive Management reported on the actions taken during 2005 within the above context and suggested to the Board the continuation and intensification of these actions, which are focused on five pillars:

1. Strengthening of the Group's presence in Cyprus with improvement in both market share and profitability.
2. Further expansion in Greece through branch network expansion, increase in size and profitability improvement.
3. Consolidation of the Group's presence in the United Kingdom and further expansion in Australia.
4. Further exploitation of synergies between the Group's Cyprus and Greek operations, where available, so that costs are further reduced and the foundations for cost-efficient expansion in new markets are further strengthened.
5. Entry into new markets, such as Russia and the Balkans.

A.1 Strengthening of the Group's presence in Cyprus

The Group has significantly strengthened its presence in the consumer lending sector in Cyprus. As such, the market share of the Bank of Cyprus of the total advances of the banking system, including credit cooperatives, increased from 24,3% in March 2005 to 25,6% in December 2005.

Graph 1
Bank of Cyprus market share of total advances in Cyprus



26,0%
25,0%
24,0%
25,2%
24,3%
24,9%
24,9%
25,6%
Dec-04
Mar-05 *
Jun-05
Sep-05
Dec-05

** afterwrite-offs of non-performing loans*

The attraction of new deposits, especially in foreign currency, was also significant. The Bank's market share in total banking system deposits in Cyprus, including credit cooperatives, increased from 29,4% In December 2004 to 31,9% in December 2005.

Graph 2
Bank of Cyprus market share of total deposits in Cyprus



32,0%
31,0%
30,0%
29,0%
28,0%
29,4%
29,2%
29,2%
29,6%
31,9%
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05

In addition, the Group's Cyprus operations continued to record significant profitability improvement, denoted by various indicators, such as the cost to income ratio (30.09.2005: 59,4%) and return on equity (30.09.2005: 10,8%). The good performance of the Group's insurance subsidiaries, EuroLife and General Insurance of Cyprus, contributed to the above improvement. Details of these ratios for the whole year 2005 will be provided once the preparation and audit of the financial statements are completed and will be announced together with the Group financial results for 2005 on 27 February 2006.

A.2 Further expansion in Greece

The branch network expansion of the Bank in Greece continues. The Bank operates 110 branches in Greece with another ten expected to become operational by mid-2006. The Group will continue its successful expansion in the Greek market, in both the banking and the insurance sectors, with parallel increase in profitability expected to arise primarily from the maturity of the existing branch network and the increase of its financial footings. The Group already operates in Greece with a satisfactory cost to income ratio (30.9.2005: 53,7%), which is expected to further improve. The return on equity of the Group's Greek operations (30.9.2005: 10,6%) is also expected to improve so that it compares favourably compares with the mature European banks.

Graph 3
Number of branches of the Bank in Greece



120
100
80
60
40
20
0
31
60
75
80
96
110
2000
2001
2002
2003
2004
2005

A.3 Improvement in loan portfolio quality

The Group's loan portfolio quality improved further as noted by the reduction in non-performing loans as a percentage of total loans to approximately 8,2% at 31 Δεκεμβρίου 2005 against 10,8% in December 2004 and 8,7% in September 2005. The improvement was mainly attributable to the Cyprus loan portfolio. The ratio remained at a satisfactory level (31/12/2005: 4,5%) with regard to the Group's operations in Greece.

Graph 4
Group non-performing loans as a percentage of total loans


11,5%
11,0%
10,5%
10,0%
9,5%
9,0%
8,5%
8,0%
10,8%
9,0%
8,7%
8,7%
8,2%
Dec-04
Mar-05 *
Jun-05
Sep-05
Dec-05

** after non-performing loan write-offs*

A.4 Consolidation of the Group's presence in the United Kingdom and further expansion in Australia

In the United Kingdom, where the Group operates through six branches, the expansion of the Group will continue with emphasis on small and medium-sized enterprises and improvement in the network's efficiency, aiming at further profitability increase. In Australia, where the Group operates through nine branches, the target continues to be the further penetration in the Greek and Cypriot communities of this country and profitability improvement through the maturity of the branch network.

A.5 Further exploitation of the synergies between the Group's Cyprus and Greek operations

As far as the exploitation of the synergies between the Group's Cyprus and Greek operations is concerned, the Group has already managed to achieve a homogeneous banking *modus operandi* in the two main markets in which it operates, whereas the task of further bringing closer together the Cyprus and Greek operations, where applicable, is both a challenge and a target. Such a development will result in substantial benefits and cost savings for the Group. At the same time, the foundations are laid for a calculated and manageable expansion into new markets.

A.6 Entry into new markets

The Group's intention to expand into new markets has already been announced, with priority given to the Russian and Romanian markets. The applications to be submitted to the relevant monetary authorities of these two countries are being prepared.

In the case of Russia, the Bank aims at upgrading its representative office in Moscow aiming at the creation of a fully-fledged banking unit, in order to maximise the benefits arising from the already-established customer relationships in this country.

As far as Romania is concerned, other than the application for a banking license, the Group is taking actions to commence leasing operations, as the procedures for setting up a leasing company require less time. The Group's expertise in leasing in Greece can be utilised. Kyprou Leasing has managed to dynamically penetrate the Greek market and is ranked second in terms of market share.

B. Strategic targets for 2006-2008

The progress to date in the successful implementation of the targets set for 2007 which were announced in February 2005 and the analysis of the further actions planned for the continuation of the improvement in the Group's profitability indicators, led the Board of Directors of the Bank to the adoption of revised Group targets up to 2008, as follows:

B.1 Reduction of the cost to income ratio

Reduction of the cost to income ratio to 51% by 2008, compared to the previous target of below 58% by 2007. The cost to income ratio for the nine months to 30 September 2005 was 57,8% compared to 62,3% for 2004.

Graph 5
Cost to income ratio



65,0%
60,0%
55,0%
50,0%
45,0%
62,3%
57,8%
< 58,0%
51,0%
12/2004
9/2005
Previous 2007
New 2008
-----------Actual results-----------
-------------Targets-------------

B.2 Increase of return on equity

Increase of return on equity (ROE) to 16%, compared to the previous target for 2007 of above 13%. It is noted that the return on equity for the nine months to 30 September 2005 was 11,3%, against 7,1% for 2004.

Graph 6
Return on equity



17,0%
15,0%
13,0%
11,0%
9,0%
7,0%
5,0%
7,1%
11,3%
> 13,0%
16,0%
12/2004
9/2005
Previous 2007
New 2008
-----------Actual results-----------
-------------Targets-------------

Note:
The Group will release its audited financial statements for the year 2005 on 27 February 2006, and will provide a detailed analysis of the profitability ratios.

45

Bank of Cyprus Group

Announcement

THE BANK DENIES THE CONTENT OF RECENT PRESS ARTICLES

Nicosia, 2 February 2006

In recent press articles in Greek newspapers it is mentioned that the Bank of Cyprus is a possible acquisition target by other banks, whereas in other articles it is mentioned that a Greek group is rumoured to have submitted an offer to acquire the Bank of Cyprus' branch network in Greece.

The Bank of Cyprus Group denies the content of these articles and states that the matters mentioned in the articles have never been brought to the attention of the Group.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, custody, life and general insurance. The Group currently operates through a total of 273 branches, of which 147 operate in Cyprus, 110 in Greece, six in the United Kingdom, nine in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.060 staff worldwide.
At 30 September 2005, the Group's Total Assets reached C£11,79bn (€20,58bn) and the Group's Shareholders' Funds were C£626mn (€1,09bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

(46)

Bank of Cyprus Group

Announcement

FINANCIAL CALENDAR

DIVIDEND REINVESTMENT PLAN

Nicosia, 27 February 2006

A. FINANCIAL STATEMENTS FOR 2005

The Bank of Cyprus Group financial statements for 2005 have been posted on the Group's website www.bankofcyprus.com under Inv. Relations / Financial Information. The Group's financial results will be published in the press tomorrow.

B. ANALYST BRIEFINGS REGARDING FINANCIAL RESULTS FOR 2005

The analysts' briefing on the Group financial results for 2005 will take place today. In particular, at 5.15pm the Group results will be presented to analysts at the Group Headquarters in Nicosia and at 6.45pm an analysts' conference call will be held.

C. SHAREHOLDERS ANNUAL GENERAL MEETING

The Shareholders' Annual General Meeting of the Bank of Cyprus Public Company Ltd will take place on Tuesday, 30 May 2006 at 4.30pm at the Group Headquarters in Nicosia.

D. PROPOSED DIVIDEND

At its meeting held today, the Board of Directors of the Bank decided to propose at the Shareholders' Annual General Meeting to be held on Tuesday, 30 May 2006, the distribution of a dividend of C£0,07 per share (€0,12 [1] per share).

The recommended ex-dividend date is Friday, 2 June 2006. Transactions that take place up until Thursday, 1 June 2006, will be eligible to receive the dividend. The dividend, subject to the approval of the Annual General Meeting, will be paid to the eligible shareholders on Tuesday, 27 June 2006.

1 *Calculated based on the exchange rate of €1= C£0,5735. The payment of the dividend will be based on the exchange rate in force on the working date immediately preceding the ex-dividend date, which may be different than the rate used for the purposes of this announcement.*

E. DIVIDEND REINVESTMENT PLAN

Investors are reminded that the Bank of Cyprus Dividend Reinvestment Plan ("the Plan") is in force. The applicable discount offered under the Plan is 10,0%. Based on the 10% discount offered, dividends will be reinvested at 90% of the weighted average closing price of the share at the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX) for the first five working days that the share is quoted ex-dividend.

Investors can obtain the Terms and Operating Conditions of the Plan and the Application Form for Enrollment or Termination of participation in the Plan ("the Application Form") from:

- the Group's website www.bankofcyprus.com select Inv. Relations / BOC Share / Dividend Reinvestment Plan,
- the Group's Shares & Bonds Department in Nicosia, tel. 22 842100,
- the Bank's Custody, Shareholders & Derivatives Clearing Department in Athens, tel. 210 64 77 332

Once an investor enrolls in the Plan, his participation remains in force for all future dividends which will be automatically reinvested on his behalf, unless he requests in writing to withdraw from the Plan or unless the Bank suspends or terminates the Plan.

Investors are reminded that, for their instructions to be valid for the 2004 dividend and for all future dividends, the Company must receive their Application Form at least 10 days prior to the ex-dividend date, i.e. by 23 May 2006 in respect of the dividend to be paid on 27 June 2006. If their Application Form is not timely received, their instructions will only be effective for future dividend payments.

(47)

Bank of Cyprus Group

Announcement

- Group Financial Results for the year ended 31 December 2005
    - **88% increase in profit after tax**
    - **Proposed dividend of 7 cent per share**
- Upgrading of Targets
    - **Profit target for 2006**

Nicosia, 27 February 2006

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 274 branches, of which 147 operate in Cyprus, 110 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.065 staff worldwide.

At 31 December 2005, the Group's Total Assets reached C£12.80bn (€22,32bn) and the Group's Shareholders' Funds were C£762mn (€1,33bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

A. Summary of Results

Group profit after tax for 2005 recorded an increase of 88% compared to 2004. The improvement in all of the Group's profitability indicators was also significant. The reorganisation of the Group's activities in Cyprus, combined with the cost containment and income enhancement plans, the positive course of the Group's insurance operations and the continuation of its dynamic expansion in Greece contributed to the profitability improvement. As a result, the Group exceeded its targets.

The increased Group profitability, led the Board of Directors of the Bank to propose at the Annual General Meeting of its shareholders a dividend of 7 cent (€0,12 [4]) per share. The proposed dividend corresponds to a dividend yield of 2,7% based on the share price at 31 December 2005. The total proposed dividend to be distributed corresponds to 53% of the Group profit after tax.

Table 1

Group Financial Highlights			
in C£ mn	±%	Year 2005	Year 2004
Core profit *(profit before provisions)*	+32%	182	138
Profit before tax	+78%	91	51
Profit after tax	+88%	72	39
Earnings per Share	+87%	14,4 cent	7,7 cent
Dividend per Share	+75%	7 cent	4 cent
Cost/Income	-5,6 p.p.*	56,7%	62,3%
Return on Equity	+4,8 p.p.*	11,9%	7,1%

* p.p. = percentage points, 1 percentage point = 1%

- Group profit after tax for 2005 reached C£72 mn (€126 mn) compared to C£39 mn (€67 mn) for 2004, recording an 88% increase.

- As a result of the significant increase in the Group's profitability, the Group return on equity increased by 4,8 percentage points compared to 2004, reaching 11,9%.

- The Group quarterly profitability also exhibited improvement. Group profit after tax for the 4th quarter 2005 recorded a 15% increase against the 3rd quarter 2005.

- Core profit (profit before provisions and tax) reached C£182 mn (€317 mn) for 2005, recording an annual increase of 32%.

- The cost to income ratio further improved to 56,7% compared to 62,3% for 2004.

- The above results reflect the positive effect of the steps taken for:
  - Improvement of income (14% increase in net interest income and 29% increase in income from insurance operations).
  - Containment of the rate of increase of expenses to 4% compared to the rate of increase of deposits and loans of 24% and 15%, respectively.

- The profitability improvement in the Group's Cyprus operations is remarkable:
  - Core profit increased by 51%.
  - Profit before tax increased to C£47 mn (€81 mn) from C£8 mn (€13 mn) for 2004.
  - Profit after tax increased to C£42 mn (€73 mn) from C£5 mn (€8 mn) for 2004.

- The contribution (34%) of the Group's Greek operations to profitability and the increase of footings in Greece continues to be noteworthy:
  - Core profit increased by 17%.
  - Deposits increased by 17%
  - Loans increased by 21%.

B. Prospects

The Group's three-year strategic plan 2006-2008 adopts the intensification of a series of actions, primarily aiming at profitability improvement, such as:

- productivity increase, resulting from changes in the organisational structure of the customer service network and the introduction of more developed and flexible systems and procedures,
- improvement in customer service, introduction of new products and entry into new markets,
- loan portfolio quality improvement, and
- continuation of the Group's dynamic expansion of profitable operations overseas.

The above actions focus on five basic pillars:

- strengthening of the Group's presence in Cyprus with improvement in both market share and profitability,
- further expansion in Greece through branch network expansion, increase in size and profitability improvement,
- consolidation of the Group's presence in the United Kingdom and further expansion in Australia,
- further exploitation of synergies between the Group's Cyprus and Greek operations, where available, so that costs are further reduced and the foundations for cost-efficient expansion in new markets are further strengthened, and
- entry into new markets, such as Russia and the Balkans.

Based on the Group financial results to date, the indications for their further development, as well as the current conditions in the markets in which the Group operates, it is expected that the Group profit after tax will reach C£120 mn (€209 mn) for 2006 compared to C£72 mn (€126 mn) for 2005, marking an increase of 65%. Bearing in mind that the profit after tax for 2004 was C£39 mn (€67 mn) this means that profit will have tripled in only two years.

The significant increase is due to the improvement in profitability at the operating level, as well as the expected reduction of the provision charge for bad debts as a percentage of total loans. Specifically, this ratio is expected to fall from 1,2% for 2005 to under 1% for 2006, targeting a further reduction to 0,8% for 2008.

The Group's 2006-2008 targets have already been announced. Based on the new indications, as described above, the Group's targets are upgraded as follows:

- the cost to income target of 51% by 2008 remains (cost to income ratio for 2005 was 56,7%), and
- an upgraded target has been set for increasing return on equity by two percentage points each year for the next three years.

Evolution and Targets for 2008


Cost / Income (%)
69,0
62,3
56,7
51,0
Provision charge / Total Loans (%)
1,9
1,3
1,2
0,8
Return on equity (%)
-6,2
7,1
11,9
18,0
2003
2004
2005
2008 Target

C. Financial Footings

Table 2

Analysis of Financial Footings by Geographic Sector								
in C£ mn	Group		Cyprus		Greece		Other countries	
	annual ±%	**31.12.05**	**annual ±%**	**31.12.05**	**annual ±%**	**31.12.05**	**annual ±%**	**31.12.05**
Deposits	+24%	10.724	+30%	6.190	+17%	3.856	+9%	678
Contribution				*58%*		*36%*		*6%*
Loans	+15%	7.398	+10%	3.548	+21%	3.141	+12%	709
Contribution				*48%*		*42%*		*10%*

C.1 Group Loans

The Group's loans reached C£7,40 bn (€12,90 bn) at 31 December 2005, recording an increase of 15%.

C.1.1 Loans in Cyprus

The Group has significantly strengthened its presence in the consumer lending sector in Cyprus. As such, the market share of the Bank of Cyprus in total advances of the banking system, including credit cooperatives, increased from 24,3% at the end of 2004 to 25,6% in December 2005. The market share among the commercial banks increased from 34,4% to 36,3%.

In Cyprus, the Group's total loans at the end of December 2005 amounted to C£3,55 bn (€6,19 bn), recording an annual increase of 10%. During 2005, the Group proceeded with loan write-offs totaling C£180 mn (€313 mn), the majority of which relates to the Group's Cyprus operations. Adjusted for the write-offs, the increase in the Group's loans in Cyprus would have reached 16%.

C.1.2 Loans in Greece

In Greece, the annual rate of increase in the Group's loans reached 21% and continues to be higher than that of the total market (17%). The Group's loan portfolio in Greece increased to C£3,14 bn (€5,48 bn) at the end of December 2005.

As of end-November 2005, the Group's market share in loans in Greece increased to 3,86%, up from 3,67% a year ago.

The Group's expansion in lending in Greece focused mainly on housing and consumer loans. The balance of housing and consumer loans at 31 December 2005 increased by 67% and 57%, respectively, compared to 2004.

C.1.3 Loans in Other Countries

At the end of December 2005, the Group's loans in the United Kingdom and Australia increased by 8% and 30%, reaching C£562 mn (€981 mn) and C£147 mn (€256 mn), respectively.

C.1.4 Loans by Customer Sector

The Group's loan portfolio in Cyprus and Greece is split into three customer sectors as follows:

Table 3

Analysis of Loans by Customer Sector				
% of total loans	Cyprus		Greece	
	31.12.05	**31.12.04**	**31.12.05**	**31.12.04**
Corporate	49%	50%	26%	30%
Small and Medium-sized Enterprises (SMEs)	16%	17%	45%	48%
Retail	35%	33%	29%	22%
Total	100%	100%	100%	100%

C.1.5 Non-Performing Loans

The quality of the Group's loan portfolio improved further, with a reduction in the ratio of non-performing loans to total loans to 8,1% at 31 December 2005, compared to 10,8% for December 2004 and 8,7% for September 2005. The reduction in non-performing loans was the result of loan write-offs (net of suspended interest income) totaling C£138 mn (€241 mn) and collections of accrued and overdue amounts.

According to stricter rules issued by the Central Bank of Cyprus, effective as of 1 January 2006, the definition of non-performing loans has been revised to include all loans with arrears in excess of three months (instead of six months as per the superseded rules). Using the revised definition (three-months rule), the ratio of non-performing loans to total loans at 31 December 2005 increases to 9,3%.

The vast majority of non-performing loans relate to the Group's Cyprus operations, where the time required to foreclose collateral, especially property, is lengthy, and acts as a deterring factor in the repayment of overdue amounts. Possible enactment and implementation of improved procedures that would expedite the foreclosure of property collateral in Cyprus, will have positive impact on the level of non-performing loans.

In Greece, the Group's non-performing loans at 31 December 2005 accounted for 4,4% of total loans.

The ratio of coverage of non-performing loans by provisions was maintained at 50% at the end of 2005, despite the write-offs of fully provided loans during the year. The remaining balance of non-performing loans is covered by tangible collateral.

C.2 Deposits

The Group's total deposits at 31 December 2005 reached C£10,72 bn (€18,70 bn), recording a 24% annual increase.

C.2.1 Deposits in Cyprus

The attraction of new deposits by the Group in Cyprus, especially deposits in foreign currency, was significant. The Bank's market share in total banking system deposits in Cyprus, including credit cooperatives, increased from 29,4% In December 2004 to 31,9% in December 2005. The market share among the commercial banks increased from 40,0% to 42,2%. The Group's total deposits in Cyprus at 31 December 2005 recorded an annual increase of 30% reaching C£6,19 bn (€10,79 bn).

C.2.2 Deposits in Greece

In Greece, the rate of increase in Group deposits reached 17% and continues to be higher than that of the market (15%). At 31 December 2005, Group total deposits in Greece reached C£3,86 bn (€6,72 bn).

At end-November 2005, the Group's market share in deposits in Greece increased to 3,81%, up from 3,64% a year ago.

C.2.3 Deposits in Other Countries

At end-December 2005, the Group's deposits in the United Kingdom and Australia increased by 7% and 23%, reaching C£562 mn (€981 mn) and C£116 mn (€202 mn), respectively.

C.3 Capital Base and Capital Adequacy

In December 2005, the Bank successfully completed its share capital increase though a rights issue. The total proceeds of the issue amounted to C£109 mn (€190 mn) and therefore increased the Group shareholders' funds and specifically its core Tier 1 capital.

During 2005, the Group shareholders' funds increased by C£30 mn (€52 mn) as a result of the revaluation of government treasury bills and bonds available for sale, which are held by the Group for hedging interest rate risk in Cyprus pounds. The Group shareholders funds also increased by C£5 mn (€9 mn) as a result of the revaluation of equity holdings available for sale.

At 31 December 2005, the Group capital adequacy ratio stood at 14,1% and Group shareholders funds amounted to C£762 mn (€1,33 bn).

Table 4

Capital Adequacy Composition		
in C£ mn	**31.12.05**	**31.12.04**
Tier 1 Capital	727	565
- Core Tier 1 Capital	*636*	*477*
Tier 2 Capital	321	293
Total Capital	1.048	858
Risk-weighted Assets	7.457	6.255
Capital Adequacy Ratio	14,1%	13,7%
- Core Tier 1 Ratio	*8,5%*	*7,6%*
- Tier 1 Ratio	*9,8%*	*9,0%*
- Tier 2 Ratio	*4,3%*	*4,7%*

D. Analysis of Results for 2005

D.1 Net Interest Income and Net Interest Margin

Net interest income reached C£280 mn (€488 mn), recording an annual increase of 14%. The increase is attributable to the significant increase in the Group's footings in Greece and Cyprus. The Group net interest margin (NIM) for 2005 was 2,60%, compared to 2,66% for the 2004.

The net interest margin in Cyprus was contained at 2,27% for 2005 compared to 2,30% for 2004, despite the reduction in the Cyprus pound base rate by 1,25 percentage points since the beginning of the year. The successful managemento f the NIM of the Cyprus operations is the result of steps taken for improved product pricing and more efficient management of the Group's liquidity in both Cyprus pounds and foreign currency.

The net interest margin of the Group's Greek operations for 2005 stood at 2,82%, increasing from 2,76% for the nine-month 2005 period and 2,72% for the first half of 2005. For 2004, the margin stood at 2,86%.

D.2 Net Fee and Commission Income

Total net fees and commission income for 2005 reached C£90 mn (€156 mn), recording an annual increase of 4%, primarily as a result of increased income from the Group's operations in Cyprus.

D.3 Income from Insurance Business

In 2005 the Group's insurance operations performed very well. Income from insurance business increased by 29% increase, reaching C£23 mn (€41 mn), generating 8% of Group core profit for 2005. The profit before tax of the insurance operations recorded an increase of 47%, reaching C£14 mn (€23 mn), generating 16% of Group profit before tax.

The profit before tax of the Group's life insurance subsidiary, EuroLife, recorded an annual increase of 59%. This was the result of increased volume of business (increase in new business premiums of 14%), relatively lower claims and very good performance of its investment portfolio. EuroLife's operations in Greece continue to expand at a fast pace and doubled their after tax profits during 2005.

The performance of General Insurance of Cyprus, the Group's general insurance subsidiary, was also good. The company's gross premiums recorded an annual increase of 15%.

D.4 Expenses

The Group's cost containment programme had a positive impact on the Group results. Total expenses recorded an annual increase of 4% compared to the rate of increase of deposits and loans which was 24% and 15%, respectively.

Staff costs amounted to C£151 mn (€264 mn), recoding an annual increase of 9%, mainly due to the 9% increase in staff numbers in Greece (from 2.222 persons at the end of 2004 to 2.419 at the end of 2005) to support and operate the ten new branches which commenced operations in 2005 and the recent opening of four new branches in 2006.

In Cyprus, there was a reduction of 79 persons in the number of staff employed by the Group since the last quarter of 2004. Staff costs for the Group's Cyprus operations increased by 8%. Excluding the cost of the Early Retirement Plan amounting to C£3,7 mn (€6,4 mn), the increase in staff costs is adjusted to 6%.

The 4% reduction in the Group's other (non-staff) operating expenses to C£86 mn (€150 mn) is noteworthy. The reduction was mainly the result of the significant reduction (12%) recorded in the other operating expenses of the Group in Cyprus.

As a result of the cost containment programme, as well as the increased level of income, the cost to income ratio of the Group's operations in Cyprus improved to 58,0% for 2005, compared to 67,4% for 2004. The cost to income ratio of the Group's Greek operations remains at the very satisfactory level of 52,4%, despite being burdened by increased expenses for the opening and preparation of the new branches.

The Group's operating costs in the other countries it operates decreased by 1%, reflecting the positive results of the cost containment programme and the restructuring of the operations.

D.5 Provisions for Bad and Doubtful Debts

The provision charge for 2005 was C£91 mn (€159 mn). The provision charge represents 1,2% of total Group loans, compared to 1,3% for 2004. This percentage is expected to fall from 1,2% for 2005 to under 1% for 2006, targeting a further reduction to 0,8% for 2008. The efforts to reduce this ratio will be strengthened if the enactment and implementation of improved procedures, whichwou ld expedite the foreclosure of property collateral, takes place in Cyprus.

Table 5

Income and Expense Analysis							
in C£ mn	±%	2005	2004	±%	4th Q '05	3rd Q '05	1st H '05
Net interest income	+14%	280	246	+10%	77	70	132
Net fee and commission income	+4%	90	86	+4%	24	23	43
Foreign exchange income	-6%	14	16	-3%	4	4	6
Net gains/(losses) on sale and revaluation of financial instruments	-232%	6	(5)	-23%	3	4	-
Income from insurance business	+29%	23	18	+5%	6	6	12
Other income	+25%	6	5	-26%	1	1	4
Total income	**+15%**	**419**	**366**	**+7%**	**115**	**108**	**197**
Staff costs	+9%	(151)	(138)	+14%	(41)	(36)	(74)
Other operating expenses	-4%	(86)	(90)	-12%	(21)	(24)	(43)
Total expenses	**+4%**	**(237)**	**(228)**	**+4%**	**(62)**	**(60)**	**(117)**
Core profit (profit before provisions)	**+32%**	**182**	**138**	**+11%**	**53**	**48**	**80**
Provisions for bad and doubtful debts	+9%	(91)	(84)	-	(24)	(24)	(42)
Provision for impairment of available-for-sale investments		-	(3)	-	-	-	-
Profit before tax	**+78%**	**91**	**51**	**+22%**	**29**	**24**	**38**
Tax	+46%	(19)	(12)	+48%	(7)	(5)	(7)
Profit after tax	**+88%**	**72**	**39**	**+15%**	**22**	**19**	**31**
Net interest margin (NIM)	-6 b.p.	2,60%	2,66%	+10 b.p.	2,64%	2,54%	2,63%

* b.p. = basis points, 100 b.p. = 1 percentage point (1%)

Table 6

Analysis of Results and Other Financial Information by Geographic Sector									
in C£ mn	Cyprus			Greece			Other countries		
	±%	**2005**	**2004**	±%	**2005**	**2004**	±%	**2005**	**2004**
Net interest income	+14%	149	130	+17%	111	95	-3%	20	21
Other non-interest income	+23%	105	86	+6%	29	27	-20%	5	7
Total income	**+17%**	**254**	**216**	**+15%**	**140**	**122**	**-7%**	**25**	**28**
Staff costs	+8%	(103)	(96)	+18%	(37)	(31)	-1%	(11)	(11)
Other operating expenses	-12%	(44)	(49)	+8%	(36)	(34)	-	(6)	(7)
Total costs	**+1%**	**(147)**	**(145)**	**+13%**	**(73)**	**(65)**	**-1%**	**(17)**	**(18)**
Core profit (profit before provisions)	**+51%**	**107**	**71**	**+17%**	**67**	**57**	**-18%**	**8**	**10**
Contribution		***59%***	***51%***		***37%***	***41%***		***4%***	***8%***
Provisions for bad and doubtful debts	+1%	(60)	(60)	+25%	(31)	(24)	-	-	-
Provision for impairment of available-for-sale investments		-	(3)	-	-	-	-	-	-
Profit before tax	**+501%**	**47**	**8**	**+10%**	**36**	**33**	**-23%**	**8**	**10**
Contribution		***51%***	***15%***		***40%***	***64%***		***9%***	***21%***
Tax	+43%	(5)	(3)	+36%	(11)	(8)	+178%	(2)	(1)
Profit after tax	**+846%**	**42**	**5**	**+2%**	**25**	**25**	**-39%**	**6**	**9**
Contribution		***58%***	***11%***		***34%***	***64%***		***8%***	***25%***
Number of staff	-1%	3.335	3.368	+9%	2.419	2.222	+4%	311	300
Net interest margin (NIM)	-3 bp	2,27%	2,30%	-4 bp	2,82%	2,86%	-19 bp	2,16%	2,35%
Cost/income ratio	-9,4 pp	58,0%	67,4%	-0,8 bp	52,4%	53,2%	+4,2 pp	57,2%	63,0%
Return on equity	+10,6 pp	12,0%	1,4%	-1,2 pp	11,1%	12,3%	-9,2 pp	12,9%	22,1%

Notes:

1. Due to the adoption of the revised International Accounting Standard 39 as from 1 January 2005, all relevant amounts for 2004 have been restated.

2. All analyses by geographic sector are shown following restatements in the capital of each sector to bring it in line with the capital required by the capital adequacy regulations.

3. The conversion from Cyprus Pounds (C£) to Euro (€) was made using the exchange rate at 31 December 2005 of €1=£0,5735.

4. The payment of the dividend will be based on the exchange rate in force on the working date immediately preceding the ex-dividend date, which may be different than the rate used for the purposes of this announcement.

5. The Group's Consolidated Financial Statements for the year ended 31 December 2005 are available at the Bank of Cyprus Public Company Ltd Registered Office and on the Group's website, as follows:
   - Registered Office: 51 Stassinos Street, Ayia Paraskevi, Strovolos
     P.O. Box 24884, 1398 Nicosia, Cyprus
     Telephone: +357 22 842128, Fax: +357 22 378112
   - Website: **www.bankofcyprus.com** (Investor Relations/Financial Information)

(48)

Bank of Cyprus Group

Announcement

Bank of Cyprus UK: Spyros Neophytou retiring as General Manager, to be succeeded by Iacovos Koumi

Nicosia, 21 March 2006

Bank of Cyprus Group announces that Spyros Neophytou, who joined the Bank of Cyprus in the UK in 1972, is retiring as General Manager of Bank of Cyprus UK at the end of April 2006 and will be succeeded by his present deputy, Iacovos Koumi.

Iacovos Koumi joined Bank of Cyprus UK in 1999 having worked in finance and banking in the City of London. Born and educated in the UK, Mr Koumi is a Fellow of the Institute of Chartered Accountants in England and Wales, a Fellow of the UK Securities & Investment Institute and a trustee director of the London-based Exposure youth media charity.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 274 branches, of which 147 operate in Cyprus, 110 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.065 staff worldwide.

At 31 December 2005, the Group's Total Assets reached C£12,80bn (€22,32bn) and the Group's Shareholders' Funds were C£762mn (€1,33bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

(49)

Bank of Cyprus Group

Announcement

REVIEW OF THE GROUP'S REQUIREMENTS FOR TIER 2 CAPITAL

Nicosia, 21 March 2006

At its meeting scheduled for 6 April 2006, the Board of Directors of Bank of Cyprus Public Company Ltd ("the Bank") will examine, among other matters, the requirements of the Bank of Cyprus Group for Tier 2 Capital, in view of the Bank's option to repay the Subordinated Bonds 2006/2011 on or after 20 June 2006. The Subordinated Bonds 2006/2011 were issued in Euro (€275 million) on 20 June 2001.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 274 branches, of which 147 operate in Cyprus, 110 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.065 staff worldwide.

At 31 December 2005, the Group's Total Assets reached C£12,80bn (€22,32bn) and the Group's Shareholders' Funds were C£762mn (€1,33bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

50

Bank of Cyprus Group

Announcement

POSSIBLE ISSUE OF SUBORDINATED TIER 2 CAPITAL

Nicosia, 4 April 2006

As already announced on 21 March 2006, the Board of Directors of Bank of Cyprus Public Company Ltd ("the Bank") will meet on 6 April 2006 to examine, among other matters, the capital needs of the Bank of Cyprus Group for Tier 2 Capital, in view of the Bank's option to repay the €275 million Subordinated Bonds 2006/2011 on or after 20 June 2006.

Specifically, the above matter was discussed today at the Chairman's Committee of the Board of Directors. The Committee decided to propose for approval at the Board of Directors on 6 April the following:

- Issue of subordinated Tier 2 Capital of €200 million, with an option to increase the amount, under the Bank's Euro Medium Term Note Program.
- Appointment of the international investment houses Barclays Capital and UBS Investment Bank as lead managers of the issue, with Alpha Bank obtaining a leading position in the syndicate which will be created.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 275 branches, of which 147 operate in Cyprus, 111 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.065 staff worldwide.

At 31 December 2005, the Group's Total Assets reached C£12,80bn (€22,32bn) and the Group's Shareholders' Funds were C£762mn (€1,33bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

ISSUE OF SUBORDINATED TIER 2 CAPITAL

Nicosia, 6 April 2006

At its meeting held today, the Board of Directors of Bank of Cyprus Public Company Ltd ("the Bank") having examined, among other matters, the capital needs of the Bank of Cyprus Group for Tier 2 Capital, in view of the Bank's option to repay the €275 million Subordinated Bonds 2006/2011 on or after 20 June 2006, decided to:

- Issue subordinated Tier 2 Capital of €200 million, with an option to increase the amount, under the Bank's Euro Medium Term Note Program.
- Appoint the international investment houses Barclays Capital and UBS Investment Bank as lead managers of the issue, with Alpha Bank obtaining a leading position in the syndicate which will be created.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 275 branches, of which 147 operate in Cyprus, 111 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.065 staff worldwide.

At 31 December 2005, the Group's Total Assets reached C£12,80bn (€22,32bn) and the Group's Shareholders' Funds were C£762mn (€1,33bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

(52)

Bank of Cyprus Group

Announcement

SUCCESSFUL COMPLETION OF THE ISSUE OF TIER 2 CAPITAL

Nicosia, 13 April 2006

The Bank of Cyprus Public Company Ltd ("the Bank") successfully completed the issue of €200 million Tier 2 Capital, yesterday afternoon, under the Bank's EMTN Programme. The issue was oversubscribed, with the total subscription amount exceeding €300 million.

The Tier 2 Capital issue was in the form of Subordinated Bonds.

The Bonds were allocated to institutional investors, mainly from Greece, the United Kingdom, France and Italy.

The joint lead managers to the issue were Barclays Capital, UBS Investment Bank and Alpha Bank (no books). Natexis Banques Populaires also participated in the syndicate which was formed.

The Bonds are step-up subordinated floating rate notes in Euro. The Bonds bear a coupon of 60 basis points (0,60%) above the three-month Euribor and were issued at a re-offer price of 99,861%.

The Bonds mature in May 2016, but the Bank has the option to call them in May 2011, or thereafter. If the Bonds are not called in May 2011 the coupon steps up by an additional 100 basis points (1,00%).

The Bonds will be listed on the Luxembourg Stock Exchange.

The proceeds of the issue will strengthen the Bank's capital base.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 275 branches, of which 147 operate in Cyprus, 111 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.065 staff worldwide.

At 31 December 2005, the Group's Total Assets reached C£12,80bn (€22,32bn) and the Group's Shareholders' Funds were C£762mn (€1,33bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

53

Bank of Cyprus Group

Announcement

DATE OF ANNOUNCEMENT OF FIRST QUARTER 2006 FINANCIAL RESULTS

Nicosia, 14 April 2006

The Board of Directors of the Bank of Cyprus Public Company Ltd ("the Bank") will convene on Thursday **11 May 2006** to examine the Bank of Cyprus Group ("the Group") financial results for the quarter ended 31 March 2006 (1st Quarter 2006). On the same day, the financial results will be announced to the Stock Exchange and the Press.

Based on preliminary indications, the Group profit after tax for the 1st Quarter 2006 is expected to be significantly improved against both that of the corresponding 2005 quarter and the quarter ended 31 December 2005.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 275 branches, of which 147 operate in Cyprus, 111 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.065 staff worldwide.

At 31 December 2005, the Group's Total Assets reached C£12,80bn (€22,32bn) and the Group's Shareholders' Funds were C£762mn (€1,33bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

SUCCESSFUL COMPLETION OF THE FIRST STAGE OF APPROVAL FOR ESTABLISHMENT OF A BANKING SUBSIDIARY IN RUSSIA

Nicosia, 17 April 2006

The first stage of approval for the establishment of a banking subsidiary in Russia by the Bank of Cyprus Public Company Ltd ("the Bank") has been successfully completed. The first stage of approval was provided by the Central Bank of the Russian Federation and is subject to the final approval of both the Central Bank of the Russian Federation and the Central Bank of Cyprus.

The above development is important to the Bank of Cyprus Group ("the Group"), as the Group will be the first financial services group from the Cypriot and Greek marketplace that expands to the Russian market with good expansion prospects.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 275 branches, of which 147 operate in Cyprus, 111 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.065 staff worldwide.

At 31 December 2005, the Group's Total Assets reached C£12,80bn (€22,32bn) and the Group's Shareholders' Funds were C£762mn (€1,33bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

(55)

Bank of Cyprus Group

Announcement

INTEREST PAYMENT ON BANK OF CYPRUS PUBLIC COMPANY LTD FLOATING RATE CAPITAL SECURITIES

Nicosia, 19 April 2006

The investing public is informed that the next Interest Payment Date on the floating rate Capital Securities Series A and Series B issued by the Bank of Cyprus Public Company Ltd is **20th May 2006**.

The interest will be paid to those registered on the Capital Securities Registry on **11th May 2006** (Record Date).

According to the Trading Rules of the Cyprus Stock Exchange, as of **9th May 2006** the Capital Securities Series A and Series B will be traded ex-interest (with respect to the 20th May 2006 interest payment).

The interest rate on the Capital Securities Series A and Series B for the quarter ending 19 May 2006 is 5,25%.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 275 branches, of which 147 operate in Cyprus, 111 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.065 staff worldwide.

At 31 December 2005, the Group's Total Assets reached C£12,80bn (€22,32bn) and the Group's Shareholders' Funds were C£762mn (€1,33bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

(56)

Bank of Cyprus Group

Announcement

ESTABLISHMENT OF EURO COMMERCIAL PAPER PROGRAMME

Nicosia, 26 April 2006

The Bank of Cyprus Public Company Ltd ("the Bank") has proceeded with the establishment of a Euro Commercial Paper Programme ("ECP Programme") of a total size of €500 million.

Under the Programme, the Bank shall have access to short term funding, mainly from Europe. The proceeds of the issues will contribute towards the diversification of the sources of funding of the Bank of Cyprus Group.

The Bank has appointed Deutsche Bank as Arranger of the Programme and Bank of America Securities, Deutsche Bank and Goldman Sachs International as Dealers.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 275 branches, of which 147 operate in Cyprus, 111 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.065 staff worldwide.

At 31 December 2005, the Group's Total Assets reached C£12,80bn (€22,32bn) and the Group's Shareholders' Funds were C£762mn (€1,33bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

INTRODUCTION FOR TRADING OF NEW SHARES WHICH HAVE RESULTED FROM THE EXERCISE OF SHARE OPTIONS

Nicosia, 3 May 2006

On Friday, 5 May 2006, the 323.816 new ordinary shares of Bank of Cyprus Public Company Ltd ("the Bank") will be introduced for trading on the Cyprus Stock Exchange and the Athens Exchange. The new shares to be introduced have resulted from the exercise of 323.816 Share Options on 31 March 2006 by 508 beneficiaries (staff of the Bank of Cyprus Group) at the exercise price of C£3,26 per new share, according to the 19 April 2000 resolution of the Bank's Extraordinary General Meeting and the 19 January 2001 resolution of the Bank's Board of Directors.

After the above increase, the Bank's share capital amounts to C£272.819.722 divided into 545.639.443 ordinary shares, of a nominal value of C£0,50 each.

The listing of the new shares has been approved by the Boards of Directors of the Cyprus Stock Exchange and the Athens Exchange at their meeting on 27 April 2006.

As of 5 May 2006, the opening price of the Bank's shares on the Athens Exchange will be adjusted according to the Regulation of the Athens Exchange. As of the same date, the new shares will be credited in the Dematerialised Securities System ("DSS") accounts of the beneficiaries who have elected to have their shares registered on the DSS.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 275 branches, of which 147 operate in Cyprus, 111 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.065 staff worldwide.

At 31 December 2005, the Group's Total Assets reached C£12,80bn (€22,32bn) and the Group's Shareholders' Funds were C£762mn (€1,33bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

58

Bank of Cyprus Group

Announcement

BANK OF CYPRUS IS TO BE THE LARGEST CONSTITUENT of the FTSE/ATHEX Mid 40 INDEX as from 1 June 2006

Nicosia, 4 May 2006

The Bank of Cyprus is to be the largest constituent company of the FTSE/ATHEX Mid 40 index as from 1 June 2006. Based on yesterday's closing prices of the shares traded on the Athens Exchange, the Bank of Cyprus is expected to have a weight in the FTSE/ATHEX Mid 40 index of around 24%.

At the semi-annual meeting of the FTSE/ATHEX Index Advisory Committee on 3 May 2006, it was decided that Bank of Cyprus is included in the FTSE/ATHEX Mid 40 index effective 1 June 2006.

Even though Bank of Cyprus is ranked 11th among all ATHEX listed companies in terms of market capitalisation (based on yesterday's closing share prices), the FTSE/ATHEX Ground Rules do not allow participation of a new company in the FTSE/ATHEX 20 index unless the company is ranked at 10th position or higher, or an already index-participating company is ranked at 30th position or lower or exits the index for any other reason.

At its meeting held yesterday, the FTSE/ATHEX Index Advisory Committee ranked Bank of Cyprus at the first position of the FTSE/ATHEX 20 Reserve List. Therefore, in the event that a company is deleted from the FTSE/ATHEX 20 index for any reason,the n the Bank of Cyprus will fill the vacancy.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 275 branches, of which 147 operate in Cyprus, 111 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.065 staff worldwide.

At 31 December 2005, the Group's Total Assets reached C£12,80bn (€22,32bn) and the Group's Shareholders' Funds were C£762mn (€1,33bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

59

Bank of Cyprus Group

Announcement

NOTICE OF ANNUAL GENERAL MEETING

Nicosia, 9 May 2006

Notice is hereby given that the Annual General Meeting of Bank of Cyprus Public Company Ltd ("the Company") will be held at the Group Headquarters, 51 Stassinos Street, Ayia Paraskevi, Strovolos, Nicosia, on Tuesday 30 May 2006 at 4.30 p.m., to transact the following business:

1. To receive and consider the Directors' report and the financial statements of the Company for the year 2005 and approve the proposed dividend.

2. To elect members of the Board of Directors.

3. To fix the remuneration of the members of the Board of Directors.

4. To re-appoint the auditors and authorise the Board of Directors to fix their remuneration.

Note:

A member entitled to attend and vote at the above meeting, is entitled to appoint a proxy to attend and vote on his behalf. Such proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company, 51 Stassinos Street, Ayia Paraskevi, Strovolos, Nicosia, at least 48 hours before the time of the meeting.

(60)

Bank of Cyprus Group

Announcement

- Group Financial Results for the quarter ended 31 March 2006
  - **132% increase in profit after tax**
  - **58% increase in profit before provisions**

Nicosia, 11 May 2006

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 276 branches, of which 147 operate in Cyprus, 112 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

A. Summary of 1st Quarter 2006 Results

Group profit after tax for the first quarter 2006 (1Q06) recorded an increase of 132% compared to the corresponding 2005 quarter. The improvement in all of the Group's profitability indicators was also significant. The reorganisation of the Group's activities in Cyprus,co mbined with the cost containment and income enhancement plans, the positive course of the Group's insurance operations, the continuation of its dynamic expansion in Greece and the positive results from the sale and change in fair value of financial instruments contributed to the profitability improvement.

Table 1

Group Financial Highlights				
in C£ mn	**Change**	**1Q06**	**1Q05**	Year 2005
Profit before provisions	+58%	62	39	182
Profit before tax	+127%	44	20	91
Profit after tax	+132%	37	16	72
Earnings per Share	+113%	6,8 cent	3,2 cent	14,4 cent
Cost/Income	-10,9 p.p.*	49,0%	59,9%	56,7%
Return on Equity	+7,8 p.p.*	19,1%	11,3%	11,9%

* p.p. = percentage points, 1 percentage point = 1%

- Group profit after tax for 1Q06 reached C£37 mn (€65 mn) compared to C£16 mn (€28 mn) for the corresponding 2005 quarter, recording an increase of 132%.
- As a result of the significant increase in the Group's profitability, the Group return on equity increased by 7,8 percentage points compared to 1Q05, reaching 19,1%.
- Profit before provisions reached C£62 mn (€108 mn), recording an annual increase of 58%.
- The cost to income ratio improved to 49,0% compared to 59,9% for 1Q05.
- The above results reflect:
  - ➢ The positive effect of the steps taken for:
    - Improvement of income (19% increase in net interest income and 20% increase in income from insurance operations).
    - Containment of the rate of increase of expenses to 2% compared to the rate of increase of deposits and loans of 16% and 18%, respectively.
  - ➢ The increase by C£8 mn (€14 mn) in the profit from sale and change in fair value of financial instruments.
- The profitability improvement in the Group's Cyprus operations is remarkable:
  - 78% increase in profit before provisions to C£41 mn (€70 mn).
  - 207% increase in profit before tax to C£32 mn (€55 mn).
  - 207% increase in profit after tax to C£28 mn (€48 mn).
- The contribution of the Greek operations to Group profitability continues to be noteworthy:
  - 43% increase in profit before provisions to C£20 mn (€35 mn).
  - 63% increase in profit before tax to C£11 mn (€20 mn).
  - 58% increase in profit after tax to C£8 mn (€14 mn).

B. Prospects for 2006

Based on the Group financial results to date, the indications for their further development, as well as the current conditions in the markets in which the Group operates, it is expected that the Group profit after tax for the full year of 2006 will exceed the target of C£120 mn (€208 mn) which was set and announced on 27 February 2006.

C. Financial Footings

Table 2

Analysis of Financial Footings by Geographic Sector								
in C£ mn	Group		Cyprus		Greece		Other countries	
	annual ±%	**31.3.06**	**annual ±%**	**31.3.06**	**annual ±%**	**31.3.06**	**annual ±%**	**31.3.06**
Deposits	+16%	10.364	+23%	5.883	+9%	3.807	+6%	674
Contribution				*57%*		*37%*		*6%*
Loans	+18%	7.684	+16%	3.670	+22%	3.298	+6%	716
Contribution				*48%*		*43%*		*9%*

C.1 Group Loans

The Group's loans reached C£7,68 bn (€13,34 bn) at 31 March 2006, recording an increase of 18%.

C.1.1 Loans in Cyprus

The Group has significantly strengthened its presence in the retail lending sector in Cyprus. As such, the market share of the Bank in total banking system advances, including credit cooperatives, increased from 24,3% at the end of March 2005 to 25,7% in March 2006 (Dec. 2005: 25,6%).

In Cyprus, the Group's total loans at 31 March 2006 amounted to C£3,67 bn (€6,37 bn), recording an annual increase of 16%.

C.1.2 Loans in Greece

In Greece, the annual rate of increase in the Group's loans reached 22% and continues to be higher than that of the total market (18%). The Group's loan portfolio in Greece increased to C£3,30 bn (€5,73 bn) at 31 March 2006.

As of end-January 2006, the Group's market share in loans in Greece increased to 3,86%, up from 3,69% a year ago and 3,83% at end-December 2005.

The Group's dynamic expansion in lending in Greece focused mainly on housing and consumer loans. The balance of housing and consumer loans at 31 March 2006 increased by 65% and 45%, respectively, compared to 31 March 2005.

C.1.3 Loans in Other Countries

At 31 March 2006, Group loans in the United Kingdom and Australia increased by 3% and 20%, reaching C£573 mn (€995 mn) and C£143 mn (€249 mn), respectively.

C.1.4 Loans by Customer Sector

The Group's loan portfolio in Cyprus and Greece is split into three customer sectors as follows:

Table 3

Analysis of Loans by Customer Sector				
% of total loans	Cyprus		Greece	
	31.3.06	31.12.05	**31.3.06**	31.12.05
Corporate	48,2%	48,7%	25,9%	26,1%
Small and Medium-sized Enterprises (SMEs)	16,4%	16,4%	44,8%	45,5%
Retail	35,4%	34,9%	29,3%	28,4%
Total	100,0%	100,0%	100,0%	100,0%

C.1.5 Non-Performing Loans ("NPLs")

During 1Q06 the Group has managed to improve the quality of its loan portfolio, due to:

- Collections of overdue amounts, and
- Lower inflow of new NPLs as a result of improved credit risk control systems implemented by the Group in the past two years.

Group NPLs declined, despite the introduction as of 1 January 2006 of new stricter rules issued by the Central Bank of Cyprus regarding the definition of non-performing loans. Specifically, the definition has been revised to include all loans in arrear for longer than 3 months (instead of six months as per the superseded rules). In addition, the NPL classification is applied to all other loans of the customers who have a specific facility classified as non-performing. Using the revised definition, Group NPLs declined from C£676 mn (€1,17 bn) at 1 January 2006 to C£651 mn (€1,13 bn) at 31 March 2006. The ratio of NPLs to total loans at 31 March 2006 was 8,6% compared to 9,3% at 1 January 2006.

Graph 1



Development of non-performing loans (NPLs)
49,6%
49,9%
43,2%
47,1%
Provisions / NPLs
10,8%
8,1%
9,3%
8,6%
NPLs in arrear for > 6 months
See note:
NPLs in arrear for > 3 months
31.12.04
31.12.05
1.1.06
31.3.06

Note:
As of 1/1/2006, the criteria for classifying loans as NPLs have changed to include include all loansin arrear for longer than 3 months. In addition the NPL classification is applied to all other loans of the customers who have a specific facility classified as non-performing.

The vast majority of non-performing loans relate to the Group's Cyprus operations, where the time required to foreclose collateral, especially property, is lengthy, and acts as a deterring factor in the repayment of overdue amounts.

Using the stricter definition mentioned earlier, the Group's NPLs in Greece at 31 March 2006 accounted for 5,2% of total loans, compared to 5,9% at 1 January 2006.

The ratio of coverage of NPLs by provisions increased to 47% at 31 March 2006, compared to 43% at 1 January 2006. The remaining balance of NPLs is covered by tangible collateral.

C.2 Deposits

The Group's total deposits at 31 March 2006 reached C£10,36 bn (€17,99 bn), recording a 16% annual increase.

C.2.1 Deposits in Cyprus

The attraction of new deposits by the Group in Cyprus in the past year, especially deposits in foreign currency, was significant (23%). Total Group deposits in Cyprus at 31 March 2006 amounted to C£5,88 bn (€10,21 bn). At 31 March 2006, the Bank's market share in total banking system deposits in Cyprus, including credit cooperatives, amounted to 29,7%.

C.2.2 Deposits in Greece

The annual rate of increase in Group deposits in Greece reached 9%, with total deposits amounting to C£3,81 bn (€6,61 bn) at 31 March 2006 and market share to 3,73% based on the latest published figures (January 2006). In accordance with the Group three year (2006-2008) strategic plan, the Group targets the increase of its loans to deposits ratio. This ratio for the Group's operations in Greece increased to 87% at 31 March 2006 from 77% a year ago.

C.2.3 Deposits in Other Countries

At 31 March 2006, the Group's deposits in the United Kingdom and Australia reached C£560 mn (€973 mn) and C£114 mn (€198 mn), increasing by 4% and 14%, respectively.

C.3 Capital Base and Capital Adequacy

Table 4

Capital Adequacy Composition		
in C£ mn	**31.3.06**	31.12.05
Tier 1 Capital	744	727
- Core Tier 1 Capital	*651*	*636*
Tier 2 Capital	313	321
Total Capital	1.057	1.048
Risk-weighted Assets	7.653	7.457
Capital Adequacy Ratio	13,8%	14,1%
- Core Tier 1 Ratio	*8,5%*	*8,5%*
- Tier 1 Ratio	*9,7%*	*9,8%*
- Tier 2 Ratio	*4,1%*	*4,3%*

At the end of 1Q06, the Group shareholders funds amounted to C£800 mn (€1,39 bn).

At 31 March 2006, the group capital adequacy ratio stood at 13,8%.

D. Analysis of 1st Quarter 2006 Results

D.1 Net Interest Income and Net Interest Margin

Net interest income reached C£78 mn (€136 mn), recording an annual increase of 19%. The increase is primarily attributable to the significant increase in the Group's footings in Greece and Cyprus. The Group net interest margin (NIM) for 1Q06 was 2,64%, compared to 2,60% for the year 2005 and 2,71% for 1Q05.

The net interest margin in Cyprus was contained at 2,12% for 1Q06 compared to 2,27% for the year 2005 and 2,43% for 1Q05. The reduction was the result of the reduction in the Cyprus pound base rate and the increase in foreign currency deposits.

The net interest margin of the Group's Greek operations for 1Q06 stood at 3,10%, increasing from 2,82% for the year 2005 and 2,72% for 1Q05. This development is mainly due to the improved cost of deposits of the Group's Greek operations, as well as the increase in the loans to deposits ratio to 87% from 77% a year ago.

D.2 Net Fee and Commission Income

Total net fee and commission income for 1Q06 reached C£24 mn (€41 mn), recording an annual increase of 16%, primarily as a result of increased income from the Group's operations in Cyprus and Greece.

D.3 Income from Insurance Business

The good performance of the Group's insurance operations continued in 1Q06. Income from insurance business recorded a 20% annual increase, reaching C£7 mn (€12 mn), generating 7% of Group profit before provisions and 11% of Group profit before tax (C£5 mn, €8 mn).

The profit after tax of the Cyprus operations of EuroLife, the Group's life insurance subsidiary, recorded an annual increase of 16%. This was the result of the increased volume of business (increase in new business premiums of 27%) and the very good performance of its investment portfolio. EuroLife's operations in Greece continue to expand with high rates, with profit after tax for 1Q06 increasing by 24%.

The performance of General Insurance of Cyprus, the Group's general insurance subsidiary, was also good. The company's gross premiums recorded an annual increase of 18%.

D.4 Net Gains on Sale and Change in Fair Value of Financial Instruments

During 1Q06, the Group recorded C£8 mn (€15 mn) net gains on sale and change in fair value of financial instruments. This profit includes C£5,5 mn (€9,5 mn) profit from the change in fair value of derivatives.

D.5 Expenses

The Group's cost containment programme had a positive impact on the Group results. Total expenses for 1Q06 amounted to C£60 mn (€104 mn), with the annual rate of increase being contained to 2% compared to the rate of increase in deposits and loans which was 16% and 18%, respectively. As a result of the cost containment, as well as the increased level of income (including the profit on sale and change in fair value of financial instruments), the cost to income ratio of the Group improved to 49,0% for 1Q06, compared to 59,9% for 1Q05.

Staff costs amounted to C£38 mn (€66 mn), recoding an annual increase of 1%, mainly due to the 5% reduction of the cost relating to the Group's Cyprus operations. The decrease was attributed to the reduction in staff numbers in Cyprus by 42 employees since 31 March 2005 and the relatively lower contributions to the staff pension plan, as a result of the notable reduction in the deficit of the plan. Staff costs relating to the Group's Greek operations increased by 16%, as a result of the increase in

staff numbers by 7% (from 2.283 employees at 31 March 2005 to 2.451) to respond to the increased volume of business and to support the twelve new branches opened in the intervening period.

The other (non-staff) operating expenses of the Group recorded an annual increase of 4% and amounted to C£22 mn (€38 mn).

The cost to income ratio of the Group's Cyprus operations improved to 47,0% for 1Q06 compared to 61,6% for 1Q05. The ratio for the Group's Greek operations stands at the satisfactory level of 50% (1Q05: 57,1%), especially considering the relatively low level of branch network maturity.

The Group's expenses in the other countries it operates increased by 7%.

D.6 Provisions for Bad and Doubtful Debts

The provision charge for 1Q06 was C£18 mn (€31 mn). The provision charge represents 0,9% (2005:1,2%) of total Group loans, a percentage that is in line with the target set for its reduction to below 0,8% for 2008.

The efforts to reduce this ratio will be strengthened if the enactment and implementation of improved procedures, which would expedite the foreclosure of property collateral, takes place in Cyprus.

Table 5

Income and Expense Analysis

in C£ mn	±%	1Q06	1Q05	Year 2005
Net interest income	+19%	78	66	280
Net fee and commission income	+16%	24	20	90
Foreign exchange income	+23%	4	3	14
Net gains on sale and change in fair value of financial instruments		8	0	6
Income from insurance business	+20%	7	6	23
Other income	-63%	1	3	6
Total income	**+25%**	**122**	**98**	**419**
Staff costs	+1%	(38)	(38)	(151)
Other operating expenses	+4%	(22)	(21)	(86)
Total expenses	**+2%**	**(60)**	**(59)**	**(237)**
Profit before provisions	**+58%**	**62**	**39**	**182**
Provisions for bad and doubtful debts	-9%	(18)	(20)	(91)
Profit before tax	**+127%**	**44**	**19**	**91**
Tax	+105%	(7)	(3)	(19)
Profit after tax	**+132%**	**37**	**16**	**72**
Net interest margin (NIM)	-7 b.p.	2,64%	2,71%	2,60%

* b.p. = basis points, 100 b.p. = 1 percentage point (1%)

Table 6

Analysis of Results and Other Financial Information by Geographic Sector									
in C£ mn	Cyprus			Greece			Other countries		
	±%	1Q06	1Q05	±%	1Q06	1Q05	±%	1Q06	1Q05
Net interest income	+21%	42	35	+21%	31	26	-6%	5	5
Net fee and commission income	+17%	17	14	+12%	6	5	+21%	1	1
Foreign exchange income	+31%	3	2	-11%	1	1	+6%	0	0
Net gains on sale and change in fair value of financial instruments		7	0		1	0		0	0
Income from insurance business	+16%	6	6	+71%	1	0	-	-	-
Other income	-55%	1	2	-71%	0	1		0	0
Total income	**+29%**	**76**	**59**	**+23%**	**40**	**33**	**-7%**	**6**	**6**
Staff costs	-5%	(25)	(26)	+16%	(10)	(9)	+6%	(3)	(3)
Other operating expenses	+7%	(10)	(10)	+1%	(10)	(10)	+9%	(2)	(1)
Total expenses	**-2%**	**(35)**	**(36)**	**+8%**	**(20)**	**(19)**	**+7%**	**(5)**	**(4)**
Profit before provisions	**+78%**	**41**	**23**	**+43%**	**20**	**14**	**-28%**	**1**	**2**
Contribution		***65%***	***58%***		***32%***	***35%***		***3%***	***7%***
Provisions for bad and doubtful debts	-28%	(9)	(13)	+24%	(9)	(7)	-2%	0	0
Profit before tax	**+207%**	**32**	**10**	**+63%**	**11**	**7**	**-32%**	**1**	**2**
Contribution		***71%***	***53%***		***25%***	***35%***		***4%***	***12%***
Tax	+206%	(4)	(1)	+80%	(3)	(2)	-60%	0	0
Profit after tax	**+207%**	**28**	**9**	**+58%**	**8**	**5**	**-24%**	**1**	**2**
Contribution		***74%***	***56%***		***22%***	***33%***		***4%***	***11%***
Number of staff	-1%	3.301	3.343	+7%	2.451	2.283	+4%	310	299
Net interest margin (NIM)	-31 b.p.	2,12%	2,43%	+38 b.p.	3,10%	2,72%	-21 b.p.	2,06%	2,27%
Cost/income ratio	-14,6 p.p.	47,0%	61,6%	-7,1 p.p.	50,0%	57,1%	+9,3 p.p.	67,8%	58,5%
Return on equity (ROE)	+17,7p.p.	28,8%	11,1%	+3,7 p.p.	13,4%	9,7%	-5,0 p.p.	11,3%	16,3%

Notes:

1. All analyses by geographic sector are shown following restatements in the capital of each sector to bring it in line with the capital required by the capital adequacy regulations.

2. The conversion from Cyprus Pounds (C£) to Euro (€) was made using the exchange rate at 31 March 2006 of €1=C£0,5760.

3. The Group's Condensed Consolidated Financial Statements for the quarter ended 31 March 2006 are available at the Bank of Cyprus Public Company Ltd Registered Office and on the Group's website, as follows:
   - Registered Office 51 Stassinos Street, Ayia Paraskevi, Strovolos
     P.O. Box 24884, 1398 Nicosia, Cyprus
     Telephone: +357 22 842128, Fax: +357 22 378112
   - Website www.bankofcyprus.com (Investor Relations/Financial Information)

61

Bank of Cyprus Group

Announcement

EARLY REDEMPTION OF €275 million STEP-UP FLOATING RATE SUBORDINATED BONDS 2006/2011

Nicosia, 23 May 2006

According to Condition 5 of the Terms and Conditions of the €275 million step-up floating rate subordinated bonds 2006/2011 ("the Bonds") issued by the Bank of Cyprus Public Company Ltd ("the Bank"), the Bank has the option to redeem the Bonds at their principal amount plus accrued interest on 20 June 2006 or on any interest payment date (every three months) thereafter. The coupon of the Bonds steps-up from Euribor plus 120 basis points to Euribor plus 240 basis points after 20 June 2006.

Pursuant to Condition 5 of the Terms and Conditions of the Bonds, the Bank has decided to redeem the Bonds at their principal amount plus accrued interest on 20 June 2006. The Bank has obtained the approval of the Central Bank of Cyprus regarding the early redemption of the Bonds.

It is noted that on 4 May 2006, the Bank issued €200 million of step-up floating rate subordinated bonds due 2016 which bear a coupon of Euribor plus 60 basis points for the first 5 years from the issue date which then steps up by 100 basis points for the five years thereafter.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currentlyo perates through a total of 276 branches, of which 147 operate in Cyprus, 112 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.
At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

(62)

Bank of Cyprus Group

Announcement

RESOLUTIONS OF:
(a) THE SHAREHOLDERS' ANNUAL GENERAL MEETING held on 30 May 2006
(b) THE MEETING OF THE BOARD OF DIRECTORS held on 30 May 2006

Nicosia, 31 May 2006

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 275 branches, of which 147 operate in Cyprus, 111 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.065 staff worldwide.

At 31 December 2005, the Group's Total Assets reached C£12,80bn (€22,32bn) and the Group's Shareholders' Funds were C£762mn (€1,33bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

The Shareholders' Annual General Meeting (AGM) of the Bank of Cyprus Public Company Ltd ("the Bank") was held on 30 May 2006 at the Bank of Cyprus Group ("the Group") Headquarters in Nicosia. The AGM was attended by 304 shareholders representing 10.967.487 voting shares. Another 169 shareholders representing 73.625.114 voting shares were represented by proxy. In total, 84.592.601 voting shares (15,5% of the total share capital of the Bank) were represented at the AGM.

The AGM was in quorum and received and considered the Directors' report and the Financial Statements of the Bank of Cyprus Group for the year ended 31 December 2005.

The AGM unanimously:

(a) Approved the proposal of the Board of Directors for the payment of a dividend to shareholders of C£0,07 (€0,12[1]) per share.

The ex-dividend date is Friday, 2 June 2006. Transactions that take place up until Thursday, 1 June 2006, will be eligible to receive the dividend, i.e. the dividend record date is 6 June 2006.

The dividend will be paid to the eligible shareholders on Tuesday, 27 June 2006.

(b) Re-elected the retiring directors Messrs Christos S. Pantzaris, Christakis G. Christofides, Andreas Artemis, Andreas J. Jacovides, Christos Mouskis, Eleftherios P. Ioannou and Manthos Mavrommatis.

(c) Approved the remuneration of the all the members of the Board of Directors, including the remuneration of the Chairman and Vice-Chairman.

(d) Re-appointed the auditors Ernst & Young and authorised the Board of Directors to determine their remuneration.

Following the AGM, the Board of Directors convened a meeting and unanimously re-elected Messrs Vassilis G. Rologis and Andreas Artemis as Chairman and Vice-Chairman, respectively. Therefore, the Board of Directors comprises the following non-executive directors:

Vassilis G. Rologis	Chairman
Andreas Artemis	Vice-Chairman
Theodoros Aristodemou	Member
George M. Georgiades	Member
George A. David	Member
Anna Diogenous	Member
Andreas J. Jacovides	Member
Demetris P. Ioannou	Member
Eleftherios P. Ioannou	Member
Manthos Mavrommatis	Member
Christos Mouskis	Member
Evdokimos Xenophontos	Member
Christos S. Pantzaris	Member
Demetris Z. Pierides	Member
Andreas Pittas	Member
Polys G. Polyviou	Member
Costas Z. Severis	Member
Christakis G. Christofides	Member

1 *Calculated using the exchange rate €1=C£0,576. The dividend payment will be made using the exchange rate in force on the previous working day immediately preceding the ex-dividend date and may differ from the one used for the purposes of the present announcement.*

(63)

Bank of Cyprus Group

Announcement

ISSUE OF SENIOR DEBT

Nicosia, 14 June 2006

Bank of Cyprus Public Company Ltd ("the Bank") has decided to proceed with the issue of Senior Debt of €300 mn, in the form of a Floating Rate Note, with the option to increase the size of the issue, should market conditions allow.

The Note will be of a three-year term and will be issued under the Bank's EMTN Programme.

The Joint Lead Managers to the issue are Citigroup, Goldman Sachs International, Merrill Lynch International and Alpha Bank (no books).

The proceeds of the issue will increase the Bank of Cyprus Group's liquidity in foreign currency, contributing to the further expansion of its operations.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 276 branches, of which 147 operate in Cyprus, 112 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

64

RECEIVED
2006 JUN 29 P 1:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bank of Cyprus Group

Announcement

SUCCESSFUL ISSUE OF SENIOR DEBT OF €300 mn

Nicosia, 15 June 2006

The Bank of Cyprus Public Company Ltd ("the Bank") successfully completed the issue of €300 mn of Senior Debt. The issue was oversubscribed, with the total subscription amount exceeding €400 mn.

The Bonds were allocated to institutional investors, mainly in the United Kingdom, Greece, France, Germany and Austria.

The Bonds are floating rate notes maturing in three years. The Bonds bear a coupon of three-month Euribor plus 30 basis points (0,30%) and were issued at a price of 99,942%.

The Joint Lead Managers to the issue were Citigroup Global Markets Ltd, Goldman Sachs International, Merrill Lynch International and Alpha Bank (no books). DZ Bank and Mizuho Investors Securities also participated in the syndicate which was formed.

The Bonds will be listed on the Luxembourg Stock Exchange.

The proceeds of the issue will strengthen the Bank's liquidity in foreign currency.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 275 branches, of which 147 operate in Cyprus, 111 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.065 staff worldwide.

At 31 December 2005, the Group's Total Assets reached C£12,80bn (€22,32bn) and the Group's Shareholders' Funds were C£762mn (€1,33bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

65

Bank of Cyprus Group

Announcement

RESPONSE TO PRESS ARTICLES

Nicosia, 19 June 2006

With reference to reports in the Greek and Cypriot Press and in response to questions raised by the relevant Cypriot Regulatory Authorities, the Bank of Cyprus Group announces that it has always followed and continues to follow the developments in the Greek banking market where it has a successful 15-year presence.

Among the strategic objectives of the Group is the further expansion of its operations in Greece. Consequently, the developments surrounding Emporiki Bank are naturally of interest to the Bank of Cyprus, which is examining the possibility of submitting a public offer to the shareholders of Emporiki Bank through the procedure already in progress.

Concerning the Press articles which report Piraeus Bank as controlling a percentage of the share capital of Bank of Cyprus Public Company Ltd, the Group confirms that over the last month Piraeus Bank has purchased shares of the Bank of Cyprus. Piraeus Bank has informed the Group that these acquisitions were made purely for investment purposes.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 276 branches, of which 147 operate in Cyprus, 112 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

66

Bank of Cyprus Group

Announcement

HOLDING OF MORE THAN 5% IN THE SHARE CAPITAL OF BANK OF CYPRUS PUBLIC COMPANY LTD

Nicosia, 22 June 2006

Bank of Cyprus Public Company Ltd ("Bank of Cyprus") has been informed that after the market close of the Athens Exchange yesterday, Piraeus Bank S.A. held 32.709.331 shares of Bank of Cyprus, which correspond to a holding of 5,99% of the Bank of Cyprus' total share capital. Out of the previously mentioned holding, 12.787.233 shares are held directly by Piraeus Bank S.A. and 19.922.098 shares are held indirectly.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 276 branches, of which 147 operate in Cyprus, 112 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

67

Bank of Cyprus Group

Announcement

BANK OF CYPRUS LTD ("BANK OF CYPRUS") SUBMITS COMPETITIVE PUBLIC TENDER OFFER TO THE SHAREHOLDERS OF EMPORIKI BANK FOR 100% OF THE SHARES OF EMPORIKI BANK

THE OFFER IS COMPRISED OF EUR6.00 CASH AND 3.25 BANK OF CYPRUS SHARES FOR EACH EMPORIKI BANK SHARE

Nicosia, 22 June 2006

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE UNITED KINGDOM.

No offer or invitation to acquire securities in the Bank of Cyprus is being made by or in connection with this announcement. Any such offer will be made solely by means of an offer document to be published in due course and any supplement or amendment thereto and any acquisition of securities should be made on the basis of the information contained in such document.

Certain statements, beliefs and opinions in this announcement are forward-looking. Such statements involve risks and uncertainties and assumptions about the Group that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. The Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Readers are cautioned not to place undue reliance on forward-looking statements, which are based on facts known to the Group only as of the date of this presentation.

The securities issued by the Bank of Cyprus Public Company Ltd have not been, and will not be, registered under the US Securities Act of 1933 ("the Securities Act"), or under the applicable securities laws of Canada, Australia, Japan or the United Kingdom.

None of the securities issue or to be issued by the Bank of Cyprus Public Company Ltd has been offered or sold and will be *offered or sold to persons in the United Kingdom in any other circumstances which require the publication by the Bank of Cyprus* Public Company Ltd of a prospectus pursuant to Part VI of the Financial Services and Markets Act 2000 (FSMA).

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has been present in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, for many years the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 276 branches, of which 147 operate in Cyprus, 112 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

CREATING A LEADING HELLENIC BANKING GROUP

PART I

Bank of Cyprus today announces a cash and shares offer to all the shareholders of Emporiki Bank of Greece S.A. ("**Emporiki**") for 100% of their shares (the "**Offer**") to create a leading Hellenic banking group.

Emporiki is listed on the Athens Stock Exchange.

Drawing on its proven management ability and cultural alignment, Bank of Cyprus believes its offer to be in the best interests of Emporiki's shareholders, customers and employees.

The offer consideration is €6,00 in cash and 3,25 Bank of Cyprus shares for every Emporiki share (the "Consideration").

As regards the cash component, the bank will fund the cash portion through internal resources.

As regards the share component, an EGM of the Bank will be held during the course of July to approve the increase of the authorised share capital and the waiver of pre-emption rights of existing shareholders.

The Bank of Cyprus is:

- the leading financial institution in Cyprus with a market share of 30% in deposits. The Bank's presence in Greece has grown substantially in the last few years and the Bank currently enjoys a strong position in the Greek market
- present in the UK, Australia, Channel Islands, USA, Canada, South Africa, Russia and Romania and
- listed both on the Athens Exchange and the Cyprus Stock Exchange

Upon successful completion of the Offer:

- the enlarged group would be the second largest deposit taker in Greece with 12% of total deposits. The enlarged group's market share in loans in Greece would be 15%
- the intention of the Bank of Cyprus is to integrate the operations of Emporiki with those of Bank of Cyprus in Greece

The Bank of Cyprus' main objective in relation to the proposed acquisition of Emporiki is to strengthen Emporiki's future development and growth in Greece and the Balkans.

The Bank of Cyprus aims to achieve the strategic objectives of the combined group by:

- The reorganization of the branch network to increase sales, improve customer service, and increase customer satisfaction and loyalty
- Restructuring and upgrading of IT systems
- Improvement of the Human Resource management function
- Upgrading of the risk management systems of the combined entity
- Effective management of operating expenses and cost to income ratio
- Growth of operations through targeted increases in market shares in Greece and the Balkans

The acceptance period (the "Acceptance Period") for the Offer is expected to start in early July 2006 and is expected to be completed within August 2006. Full details will be confirmed after the approval by the Hellenic Capital Markets Commission and the publication of the Offer Document.

The Offer is subject to the following conditions:

- Approval of the tender offer document by the Hellenic Capital Markets Commission
- Approval by the Shareholders' General Meeting of the increase of the authorized share capital and waiver of the pre-emption rights of existing shareholders
- 40% of Emporiki's shares are tendered in the Offer

In addition the Offer is subject to customary regulatory approvals.

Mr Vassilis G. Rologis, Chairman of the Bank of Cyprus Group, said "We believe this is an attractive offer for Emporiki shareholders that provides the opportunity to invest in the creation of a leading Hellenic banking group. In applying our proven management strategy to the combined group, we believe there will be huge benefits for shareholders, customers and employees".

Mr Andreas Eliades, Chief Executive of Bank of Cyprus Group, said "We believe that our track record of growth, combined with our proven restructuring experience which was successfully applied to our Cyprus operations, means this is a winning proposition for existing and future shareholders."

Part II

The Board of Directors of the Bank of Cyprus (the "**Offeror**" or the "**Bank**"), in its meeting of June 21, 2006, decided to launch a public tender offer (the "**Offer**") addressed to the shareholders of Emporiki Bank S.A. ("**Emporiki**" or the "**Company**"). To this end, the Bank delivered a draft Information Memorandum to the Hellenic Capital Markets Commission and the Board of Directors of the Company, pursuant to the provisions of Law 3461/06.

1. The Offeror

The Offeror is the Bank of Cyprus Public Company Limited, which was founded in Cyprus in 1899 and was converted into a public company in 1930, pursuant to the Cypriot Company Law 18/1922, its registration number being 165. The registered office of the Offeror is located in Stasinou Street 51, Aghia Paraskevi, Strobolos, Nicosia, Cyprus.

The shares of the Bank are listed on the Cyprus Stock Exchange and the Athens Stock Exchange.

2. The Company whose shares are subject of the Offer

The public company limited by shares under the name of Emporiki Bank of Greece S.A. and the trade name Emporiki Bank, which was founded in 1907, with its registered office located in Sophocleous Street 11, Athens.

3. The shares that are the subject of the Offer

One hundred per cent of the ordinary voting shares of Emporiki Bank, with nominal value of €5,50 per share, which are admitted to trading on the Athens Stock Exchange.

The Bank of Cyprus, its representatives or agents (acting in the name and on behalf of the Bank) are authorized to purchase shares of the Company through on-exchange and off-exchange transactions during the entire period starting from the public announcement of the Offer until the expiration of the offer period. Such purchases will be notified in accordance with paragraph 2 of article 24 of the Law. The funds which will be used for such purchases of Shares shall be made available by the Offeror and shall be in addition to those funds necessary to fund the cash portion of the Offer.

4. Consideration to be offered

The Bank of Cyprus shall offer for each Share in the Offer in respect of which the Offer is validly accepted, the sum of € 6,00 in cash together with 3.25 shares of the Bank of Cyprus, per tendered Share.

In order to provide for the portion of the consideration which shall constitute shares of the Bank of Cyprus as part of the Offer, an EGM of the Bank shall be held within July for the purpose of approving an increase in the outstanding share capital of the Bank and the exclusion of preemptive rights of existing shareholders.

5. Maximum number of shares which the Offeror is obligated to acquire

Save as provided at the end of this release, the Bank of Cyprus is obligated to acquire all of the Shares that are the subject of the Offer which shall have been tendered, equal to a maximum of 132,391,468 Shares, representing 100% of the share capital and voting rights of the Company.

6. Minimum number of shares which the Offeror is obligated to acquire

The minimum number of Shares that are subject to the Offer which the Bank of Cyprus shall be obligated to acquire in order for the Offer to be valid, shall be 40% of the shares of the Company, equal to 52,956,587 Shares.

7. Number of shares owned by the Offeror

As of the date of the announcement of the Offer, the Bank of Cyprus does not own any Shares of the Company.

The Bank's subsidiary «Κύπρου ΑΕΔΑΚ» owned, as of the date above, 23,130 Shares of the Company, in its mutual funds portfolios.

8. Advisers to the Offeror

The companies:

- Credit Suisse Securities (Europe) Limited, with registered office in One Cabot Square, London E14 4OL, United Kingdom, and
- Cypriot Organization for Investments and Securities Limited (CISCO), with registered office in Eurolife House, Evrou 4, Nicosia, Cyprus

are acting, pursuant to article 12 of law 3461/2006, as financial advisers to the Offeror in connection with the Offer.

9. Information for analysts/institutional investors and news agencies

The Bank's management has scheduled for 11.00 this morning a teleconference with analysts and institutional investors, and for this afternoon at 17:00 a presentation concerning the Offer to representatives of the press, at the Grande Bretagne Hotel in Athens.

10. Notes

The Acceptance Period will commence following the approval by the Hellenic Capital Markets Commission of the Information Memorandum, which is expected to take place in early July. Copies of the Information Memorandum and Acceptance Forms will be available to shareholders of Emporiki Bank at branches of the Bank of Cyprus in Greece.

Following the approval of the Information Memorandum by the Hellenic Capital Markets Commission, the Bank of Cyprus will inform investors concerning the precise timetable of the Offer.

The Offer is conditioned upon the approval of the Information Memorandum by the Hellenic Capital Markets Commission (which shall contain all conditions to the Offer), the General Meeting of Shareholders which will be held within July to approve the issuance of the new shares, and the relevant approvals by the Competent Authorities as such will be described in detail in the Information Memorandum.

Upon completion of the Offer, the Offeror does not intend to delist the shares of the Company from the Athens Exchange.

For additional information and details of the teleconference with analysts and institutional investors

Press contacts

Contact persons at the Bank of Cyprus:

Greece
Natasa Kiourkatioti
Tel. +30 210 647 7492

Cyprus
Dafne Prodromou
Tel. +357 22 842298

Analysts / Institutional Investors

The teleconference shall take place today at 11:00 a.m. (Athens time) (9:00 a.m. London time)

If you wish to have access to the presentation that shall be given during the teleconference, you may visit the web pages:
http://www.bankofcyprus.com/Files/b_EmporikiENG_terms.pdf
If you wish to join or participate in the teleconference, you may call any of the following numbers five or ten minutes prior to the start of the teleconference:

Greece	+30 210 94 60 800
France	+33 1 7070 0543
Germany	+49 69 2 2222 0593
United Kingdom	+44 800 3769 250 or +44 207 107 0611

Contact person at the Bank of Cyprus:
Marianna Pantelidou
Tel. +357 22 881740
Email marianna.pantelidou@cy.bankofcyprus.com

II. Financial Results

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Bank of Cyprus Group

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

31 MARCH 2005

BANK OF CYPRUS GROUP
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED 31 MARCH 2005

CONTENTS

BANK OF CYPRUS GROUP

CONDENSED CONSOLIDATED INCOME STATEMENT
for the three months ended 31 March 2005

	Notes	*Three months ended 31 March* **2005** **C£000**	*2004* *C£000*	*Year ended 31 December* *2004* *C£000*
Turnover	3	**186 239**	153 602	691 411
Net interest income		**65 857**	55 031	245 880
Net fee and commission income		**20 551**	19 358	85 913
Foreign exchange income		**3 114**	3 487	15 489
Net gains/(losses) on sale and revaluation of financial instruments		**152**	237	(4 567)
Income from insurance business and other income	4	**8 646**	5 335	22 826
		98 320	83 448	365 541
Staff costs		**(37 911)**	(33 285)	(138 288)
Other operating expenses	5	**(20 958)**	(21 046)	(89 504)
Profit before provisions		**39 451**	29 117	137 749
Provisions for bad and doubtful debts		**(19 931)**	(16 017)	(83 695)
Profit before provision for impairment of available-for-sale investments		**19 520**	13 100	54 054
Provision for/(reversal of) impairment of available-for-sale investments		**-**	773	(3 117)
Profit before tax		**19 520**	13 873	50 937
Tax		**(3 474)**	(3 096)	(12 408)
Profit after tax		**16 046**	10 777	38 529
Basic and diluted earnings per share (cent)	6	**3,5**	2,3	8,3

BANK OF CYPRUS GROUP

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 March 2005

	Notes	*31 March 2005 C£000*	*31 December 2004 C£000*
Assets			
Cash and balances with central banks		**386 136**	439 314
Placements with banks		**1 663 559**	1 511 577
Investments at fair value through profit or loss		**87 364**	95 486
Loans and advances to customers		**6 188 918**	5 979 252
Non-trading investments		**1 713 755**	1 689 957
Property and equipment	7	**157 574**	157 531
Intangible assets		**12 948**	13 296
Other assets	8	**186 405**	178 019
		10 396 659	10 064 432
Life assurance business net assets attributable to policyholders		**201 726**	195 551
Total assets		**10 598 385**	10 259 983
Liabilities			
Amounts due to banks		**174 208**	131 380
Customer deposits and other accounts		**8 919 536**	8 655 882
Debt securities in issue		**149 808**	148 612
Other liabilities	9	**210 939**	201 852
		9 454 491	9 137 726
Life assurance business liabilities to policyholders		**201 726**	195 551
Subordinated loan stock	10	**364 775**	367 593
Equity			
Share capital	11	**232 385**	232 385
Reserves		**345 008**	326 728
		577 393	559 113
Total liabilities and equity		**10 598 385**	10 259 983
Contingent liabilities and commitments			
Contingent liabilities		**733 625**	710 600
Commitments		**1 140 081**	1 184 972

S. A. Triantafyllides, *Chairman*
V. G. Rologis, *Vice Chairman*

A. Eliades, *Group Chief Executive Officer*
Y. Kypri, *Group Chief General Manager*
Chr. Hadjimitsis, *Group General Manager Finance*

BANK OF CYPRUS GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three months ended 31 March 2005

	Share capital C£000	Share premium C£000	Revaluation reserves C£000	Exchange adjustments reserve C£000	Retained earnings C£000	Total equity C£000
At 1 January 2005						
As previously reported	232 385	238 955	54 063	(2 828)	36 538	559 113
Impact from the reclassification of investments into the fair value through profit or loss category	-	-	2 855	-	(2 855)	-
As restated	232 385	238 955	56 918	(2 828)	33 683	559 113
Profit after tax	-	-	-	-	16 046	16 046
Revaluation of available-for-sale investments	-	-	1 071	-	-	1 071
Fair value change of financial instruments designated as cash flow hedges	-	-	786	-	-	786
Deferred tax	-	-	172	-	-	172
Exchange adjustments	-	-	-	280	-	280
Increase in value of life assurance policies in force	-	-	160	-	(160)	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(75)	-	-	(75)
At 31 March 2005	**232 385**	**238 955**	**59 032**	**(2 548)**	**49 569**	**577 393**

Three months ended 31 March 2004

	Share capital C£000	Share premium C£000	Revaluation reserves C£000	Exchange adjustments reserve C£000	Retained earnings C£000	Total equity C£000
At 1 January 2004						
As previously reported	232 385	238 955	54 140	(2 379)	183	523 284
Impact from the reclassification of investments into the fair value through profit or loss category	-	-	3 876	-	(3 876)	-
As restated	232 385	238 955	58 016	(2 379)	(3 693)	523 284
Profit after tax	-	-	-	-	10 777	10 777
Revaluation of available-for-sale investments	-	-	(509)	-	-	(509)
Fair value change of financial instruments designated as cash flow hedges	-	-	(834)	-	-	(834)
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	50	-	-	50
Deferred tax	-	-	(283)	-	-	(283)
Exchange adjustments	-	-	-	261	-	261
Increase in value of life assurance policies in force	-	-	345	-	(345)	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(51)	-	-	(51)
At 31 March 2004	**232 385**	**238 955**	**56 734**	**(2 118)**	**6 739**	**532 695**

BANK OF CYPRUS GROUP

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the three months ended 31 March 2005

	Three months ended 31 March	
	2005	*2004*
	C£000	*C£000*
Net cash flows from operating activities		
Profit before tax	**19 520**	13 873
Provisions for bad and doubtful debts	**19 931**	16 017
Depreciation of property and equipment and amortisation of intangible assets and discounts/premiums	**4 605**	3 504
Income from investments and disposal of property, equipment and intangible assets, less interest on subordinated loan stock	**(11 997)**	(10 847)
	32 059	22 547
Net increase in loans and advances and other accounts	**(242 580)**	(173 680)
Net increase in customer deposits and other accounts	**310 860**	498 001
	100 339	346 868
Tax paid	**(6 735)**	(2 319)
Net cash flows from operating activities	**93 604**	344 549
Net cash flows from/(used in) investing activities	**151**	(22 872)
Net cash flows (used in)/from financing activities	**(3 821)**	25 783
Net increase in cash and cash equivalents for the three months	**89 934**	347 460
Cash and cash equivalents		
At 1 January	**1 944 401**	1 812 728
Exchange adjustments	**280**	261
Net increase in cash and cash equivalents for the three months	**89 934**	347 460
At 31 March	**2 034 615**	2 160 449

BANK OF CYPRUS GROUP

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The condensed interim consolidated financial statements include the financial statements of Bank of Cyprus Public Company Limited (the 'Company') and all its subsidiaries and jointly controlled company, which together are referred to as the 'Group', and were authorised for issue in accordance with a resolution of the Board of Directors on 12 May 2005.

The financial statements are expressed in Cyprus pounds (C£).

---

1. Unaudited financial statements

The condensed interim consolidated financial statements for the three months ended 31 March 2005 have not been audited by the Group's external auditors.

---

2. Accounting policies

The financial statements of the Group are drawn up in accordance with all international financial reporting standards which have been adopted for use by the European Union and the International Financial Reporting Standards, including International Accounting Standard No. 34 'Interim Financial Reporting'.

The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 31 December 2004.

The accounting policies that have been followed for the preparation of the condensed interim consolidated financial statements for the three months were the same as those followed in the preparation of the annual financial statements for the year 2004, except as set out below.

Revised International Accounting Standards

As from 1 January 2005, the following revised International Accounting Standards ('IAS') and new International Financial Reporting Standards ('IFRS') came into force:

- IAS 1 (revised 2003)	Presentation of financial statements
- IAS 2 (revised 2003)	Inventories
- IAS 8 (revised 2003)	Accounting policies, changes in accounting estimates and errors
- IAS 10 (revised 2003)	Events after the balance sheet date
- IAS 16 (revised 2003)	Property, plant and equipment
- IAS 17 (revised 2003)	Leases
- IAS 21 (revised 2003)	The effects of changes in foreign exchange rates
- IAS 24 (revised 2003)	Related party disclosures
- IAS 27 (revised 2003)	Consolidated and separate financial statements
- IAS 28 (revised 2003)	Investments in associates
- IAS 31 (revised 2003)	Interests in joint ventures
- IAS 32 (revised 2003)	Financial instruments: disclosure and presentation
- IAS 33 (revised 2003)	Earnings per share
- IAS 36 (revised 2004)	Impairment of assets
- IAS 38 (revised 2004)	Intangible assets
- IAS 39 (revised 2003)	Financial instruments: recognition and measurement
- IAS 40 (revised 2003)	Investment property
- IFRS 2 (issued 2004)	Share-based payment
- IFRS 3 (issued 2004)	Business combinations
- IFRS 4 (issued 2004)	Insurance contracts
- IFRS 5 (issued 2004)	Non-current assets held for sale and discontinued operations

2. Accounting policies *(continued)*

Revised International Accounting Standards *(continued)*

The adoption of the above Standards did not have a material effect on the financial statements of the Group, except as set out below.

Changes in accounting policies

Financial instruments

As from 1 January 2005, the Group adopted the revised IAS 32 'Financial instruments: disclosure and presentation' and IAS 39 'Financial instruments: recognition and measurement'. IAS 39 (revised) allows the designation of any financial asset, upon initial recognition or when IAS 39 (revised) is first applied, as a financial asset at fair value through profit or loss.

Upon the initial application of IAS 39 (revised), the Group transferred certain investments in equity shares and debt securities from the available for sale category into the fair value through profit or loss category. In accordance with the transitional provisions of IAS 39 (revised), the transfer of investments was applied retrospectively.

The value of the available for sale investments which were transferred into the fair value through profit or loss category on 1 January 2004 was C£25 003 thousand and on 31 December 2004 was C£23 296 thousand

As a result of the transfer of investments, the following restatement to the Group's financial statements was made:

	Three months ended 31 March 2004 C£000	*Year ended 31 December 2004 C£000*
Profit after tax, as previously reported	10 599	37 508
Impact on:		
- net profits/(losses) on sale and revaluation of financial instruments	(227)	(1 789)
- provision for impairment of available for sale investments	405	2 810
Profit after tax, as restated	10 777	38 529
Increase in basic and diluted earnings per share (cent)	0,0	0,2

The restatement to reserves is set out in the consolidated statement of changes in equity.

Goodwill and intangible assets

On 1 January 2005, the Group adopted the revised IAS 36 'Impairment of assets' and IAS 38 'Intangible assets' and the new IFRS 3 'Business combinations', which were applied prospectively. As from 1 January 2005, the book value of goodwill will be reviewed annually for impairment. During 2004, the Group recorded goodwill amortisation expense of C£117 thousand.

Insurance contracts

On 1 January 2005, the Group adopted IFRS 4 'Insurance contracts', which applies to all insurance and reinsurance contracts entered into by the Group. The adoption of IFRS 4 did not have a material effect on the financial statements of the Group.

3. Segmental analysis

The Group has three principal business segments: (a) banking and financial services, (b) life and general insurance business, and (c) property and hotel business.

The Group's business is mainly conducted in three geographic segments: (a) Cyprus, (b) Greece, and (c) other countries, primarily the United Kingdom and Australia.

The primary reporting format is by business segment.

	Banking and financial services		Insurance business		Property and hotel business		Total	
	Three months ended 31 March		*Three months ended 31 March*		*Three months ended 31 March*		*Three months ended 31 March*	
	2005	*2004*	***2005***	*2004*	***2005***	*2004*	***2005***	*2004*
	C£000	*C£000*	***C£000***	*C£000*	***C£000***	*C£000*	***C£000***	*C£000*
Turnover	**167 751**	137 594	**16 116**	15 013	**2 372**	995	**186 239**	153 602
Profit/ (loss) before tax	**14 708**	11 605	**3 394**	2 277	**1 418**	(9)	**19 520**	13 873

4. Income from insurance business and other income

Other income for the period from 1 January 2005 to 31 March 2005 includes dividend income of C£62 thousand (corresponding period of 2004: C£28 thousand).

5. Other operating expenses

Other operating expenses for the period from 1 January 2005 to 31 March 2005 include depreciation and amortisation of C£4 964 thousand (corresponding period of 2004: C£4 817 thousand).

6. Basic and diluted earnings per share

	Three months ended 31 March	
	2005	*2004*
Profit after tax (C£ thousand)	**16 046**	10 777
Weighted average number of shares in issue during the period (thousand)	**464 771**	464 771
Basic and diluted earnings per share (cent)	**3,5**	2,3

At 31 March 2005 and 2004 there were no potentially dilutive ordinary shares.

7. Capital expenditure

The total capital expenditure of the Group for the period from 1 January 2005 to 31 March 2005 amounts to C£4 242 thousand (corresponding period of 2004: C£3 545 thousand).

8. Other assets

Other assets at 31 March 2005 include the positive fair value of derivative financial instruments of C£5 648 thousand (31 December 2004: C£9 307 thousand).

9. Other liabilities

Other liabilities at 31 March 2005 include the negative fair value of derivative financial instruments of C£19 810 thousand (31 December 2004: C£27 065 thousand) and provision for pending litigation or claims of C£2 148 thousand (31 December 2004: C£2 148 thousand).

10. Subordinated loan stock

	31 March 2005 C£000	*31 December 2004 C£000*
Subordinated Bonds 2006/2011 in Euro	**160 547**	159 238
Subordinated Bonds 2008/2013 in Euro	**111 455**	115 582
Capital Securities Series A	**62 781**	62 781
Capital Securities Series B	**29 992**	29 992
	364 775	367 593

All subordinated loan stock has been issued by Bank of Cyprus Public Company Ltd. The subordinated loan stock is not secured and the rights and claims of loan stockholders are subordinated to the claims of depositors and other creditors of the Company, but have priority over the shareholders of the Company.

10. Subordinated loan stock *(continued)*

The Subordinated Bonds 2006/2011 bear a floating rate of interest, mature on 20 June 2011 and were issued in Euro (€275 million) on 20 June 2001. The Company has the option to redeem the Bonds in whole on or at any date after 20 June 2006. The interest rate is 1,20% above the three month Euribor until 20 June 2006 and will increase to 2,40% thereafter. The Bonds are listed on the Luxembourg Stock Exchange.

Bank of Cyprus Public Company Ltd has established a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1 000 million (31 December 2004: €750 million).

Under the EMTN Programme, the Company has issued €200 million floating rate Bonds in Euro maturing in October 2013. The Company has the option to call the Bonds during or after October 2008. The interest rate was set at 1,00% above the three month Euribor until October 2008 and will increase to 2,20% thereafter. The issue price of the Bonds was set at 99,766%. The Bonds are listed on the Luxembourg Stock Exchange. At 31 March 2005, Bonds outstanding amounted to €191,3 million (31 December 2004: €200 million), as Bonds amounting to €8,7 million were held by the Company for trading purposes.

Capital Securities Series A (C£65 million) and Series B (C£30 million) were issued in Cyprus pounds on 20 February 2003 and 22 March 2004 respectively, and have been offered in Cyprus. The Capital Securities rank as Tier 1 capital and have no maturity date. However, they may be redeemed in whole at the option of the Company, subject to the prior consent of the Central Bank of Cyprus, at their principal amount together with any outstanding interest payments, five years after their issue date or on any interest payment date thereafter. The Capital Securities bear floating interest rate, which is revised every three months. The interest rate is equal to the base rate of the Company at the beginning of each three month period plus 1,00%. Interest is payable quarterly. The Capital Securities are listed on the Cyprus Stock Exchange. At 31 March 2005 and 31 December 2004 the Capital Securities Series A and Series B outstanding amounted to C£62 781 thousand and C£29 992 thousand respectively, as C£2 219 thousand of Capital Securities Series A and C£8 thousand of Capital Securities Series B were held by the Company for trading purposes.

11. Share capital

	31 March 2005		*31 December 2004*	
	Shares (thousand)	***C£000***	*Shares (thousand)*	*C£000*
Authorised				
Shares of 50 cent each	**600 000**	**300 000**	600 000	300 000
Issued and fully paid	**464 771**	**232 385**	464 771	232 385

There was no change in the issued and fully paid up capital of the Company during the three months ended 31 March 2005 and during the year 2004.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12. Dividends

The Board of Directors of the Company has proposed the payment of a dividend for the year 2004 of 4 cent per share (total amount of proposed dividend C£18 591 thousand). The proposal will be submitted for approval at the Annual General Meeting of the shareholders which will take place on 18 May 2005. The Board of Directors also proposes that the ex-dividend date will be 26 May 2005. As a result, registered shareholders on 25 May 2005 will be eligible to receive the final dividend for 2004. The proposed dividend is not recognised as a liability in the financial statements until its approval by the Annual General Meeting and its subsequent payment to the shareholders.

---

13. Staff numbers

The number of persons employed by the Group as at 31 March 2005 was 5 925 (31 December 2004: 5 890).

---

14. Group companies

The consolidated financial statements of the Group at 31 March 2005 include the following companies, by country of incorporation:

Cyprus: Bank of Cyprus Public Company Ltd, Mortgage Bank of Cyprus Ltd, Bank of Cyprus Finance Corporation Ltd, Bank of Cyprus Factors Ltd, Cyprus Investment and Securities Corporation Ltd (CISCO), General Insurance of Cyprus Ltd, EuroLife Ltd, Kermia Ltd, Kermia Properties & Investments Ltd, Kermia Hotels Ltd, BOC Ventures Ltd, Tefkros Investments Ltd, Bank of Cyprus Mutual Funds Ltd and JCC Payment Systems Ltd.

Greece: Bank of Cyprus Public Company Ltd (branch), Kyprou Leasing SA, Kyprou Commercial SA, Kyprou Securities SA, Kyprou Mutual Fund Management Company (AEDAK), Kyprou Properties SA, Kyprou Insurance Services Ltd, Kyprou Zois (branch) and Kyprou Asfalistiki (branch).

United Kingdom: Bank of Cyprus United Kingdom (branch).
Channel Islands: Bank of Cyprus (Channel Islands) Ltd and Tefkros Investments (CI) Ltd.
Australia: Bank of Cyprus Australia Pty Ltd.
Ireland: BOC International Fund Management Ltd.

All the above companies are wholly owned subsidiaries, except for JCC Payment Systems Ltd in which the Group holds 45% of the issued share capital. This company is accounted for as an interest in a jointly controlled entity.

---

15. Other information

i) There are no fixed charges in favour of third parties over the Group's fixed assets as at 31 March 2005.

ii) The Group's provision for pending litigation or claims at 31 March 2005 amounted to C£2 148 thousand. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position and operations.

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(69)

Bank of Cyprus Group

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

30 JUNE 2005

BANK OF CYPRUS GROUP

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

30 JUNE 2005

CONTENTS

BANK OF CYPRUS GROUP

CONDENSED CONSOLIDATED INCOME STATEMENT
for the six months ended 30 June 2005

	Notes	*Six months ended 30 June* **2005** **C£000**	*Six months ended 30 June* 2004 C£000	*Year ended 31 December* 2004 C£000
Turnover	3	**379 152**	323 022	691 411
Net interest income		**132 295**	116 356	245 880
Net fee and commission income		**43 062**	40 675	85 913
Foreign exchange income		**6 430**	7 587	15 489
Net losses on sale and revaluation of financial instruments		**(145)**	(4 606)	(4 567)
Income from insurance business and other income	4	**15 490**	10 546	22 826
		197 132	170 558	365 541
Staff costs		**(73 962)**	(66 954)	(138 288)
Other operating expenses	5	**(42 520)**	(41 036)	(89 504)
Profit before provisions		**80 650**	62 568	137 749
Provisions for bad and doubtful debts		**(42 320)**	(38 706)	(83 695)
Provision for impairment of available-for-sale investments		**-**	(2 126)	(3 117)
Profit before tax		**38 330**	21 736	50 937
Tax		**(7 019)**	(5 879)	(12 408)
Profit after tax		**31 311**	15 857	38 529
Basic and diluted earnings per share (cent)	6	**6,7**	3,4	8,3

BANK OF CYPRUS GROUP

CONDENSED CONSOLIDATED INCOME STATEMENT
for the three month period from 1 April to 30 June 2005

	Notes	*Three months ended 30 June* *2005* *C£000*	*2004* *C£000*
Turnover		**192 913**	169 420
Net interest income		**66 438**	61 325
Net fee and commission income		**22 511**	21 317
Foreign exchange income		**3 316**	4 100
Net losses on sale and revaluation of financial instruments		**(297)**	(4 843)
Income from insurance business and other income	4	**6 844**	5 211
		98 812	87 110
Staff costs		**(36 051)**	(33 669)
Other operating expenses	5	**(21 562)**	(19 990)
Profit before provisions		**41 199**	33 451
Provisions for bad and doubtful debts		**(22 389)**	(22 689)
Provision for impairment of available-for-sale investments		**-**	(2 899)
Profit before tax		**18 810**	7 863
Tax		**(3 545)**	(2 783)
Profit after tax		**15 265**	5 080
Basic and diluted earnings per share (cent)		**3,3**	1,1

BANK OF CYPRUS GROUP

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2005

	Notes	*30 June 2005 C£000*	*31 December 2004 C£000*
Assets			
Cash and balances with central banks		**464 576**	439 314
Placements with banks		**2 118 287**	1 511 577
Investments at fair value through profit or loss		**89 791**	95 486
Loans and advances to customers	7	**6 419 952**	5 979 252
Non-trading investments		**1 723 754**	1 689 957
Property and equipment	8	**155 088**	157 531
Intangible assets		**12 286**	13 296
Other assets	9	**188 740**	178 019
		11 172 474	10 064 432
Life assurance business net assets attributable to policyholders		**208 278**	195 551
Total assets		**11 380 752**	10 259 983
Liabilities			
Amounts due to banks		**392 781**	131 380
Customer deposits and other accounts		**9 263 838**	8 655 882
Debt securities in issue	10	**319 857**	148 612
Other liabilities	11	**240 910**	201 852
		10 217 386	9 137 726
Life assurance business liabilities to policyholders		**208 278**	195 551
Subordinated loan stock	12	**362 948**	367 593
Equity			
Share capital	13	**233 706**	232 385
Reserves		**358 434**	326 728
		592 140	559 113
Total liabilities and equity		**11 380 752**	10 259 983
Contingent liabilities and commitments			
Contingent liabilities		**744 421**	710 600
Commitments		**1 186 281**	1 184 972

V. G. Rologis, *Chairman*
A. Artemis, *Vice Chairman*

A. Eliades, *Group Chief Executive Officer*
Y. Kypri, *Group Chief General Manager*
Chr. Hadjimitsis, *Group General Manager Finance*

BANK OF CYPRUS GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended 30 June 2005

	Share capital C£000	Share premium C£000	Revaluation reserves C£000	Exchange adjustments reserve C£000	Retained earnings C£000	Total equity C£000
At 1 January 2005						
As previously reported	232 385	238 955	54 063	(2 828)	36 538	559 113
Impact from the reclassification of investments to the fair value through profit or loss category (Note 2)	-	-	2 855	-	(2 855)	-
As restated	232 385	238 955	56 918	(2 828)	33 683	559 113
Profit after tax	-	-	-	-	31 311	31 311
Dividends (Note 14)	-	-	-	-	(18 591)	(18 591)
Revaluation of available-for-sale investments	-	-	14 793	-	-	14 793
Transfer to the income statement on termination of cash flow hedges	-	-	4 043	-	-	4 043
Deferred tax	-	-	1 207	-	-	1 207
Exchange adjustments	-	-	-	(6)	-	(6)
Dividend reinvestment	1 321	2 907	-	-	-	4 228
Increase in value of life assurance policies in force	-	-	800	-	(800)	-
Transfer of realised profits on disposal of property	-	-	(89)	-	89	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(3 958)	-	-	(3 958)
At 30 June 2005	**233 706**	**241 862**	**73 714**	**(2 834)**	**45 692**	**592 140**

BANK OF CYPRUS GROUP

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended 30 June 2004

	Share capital *C£000*	Share premium *C£000*	Revaluation reserves *C£000*	Exchange adjustments reserve *C£000*	Retained earnings *C£000*	Total equity *C£000*
At 1 January 2004 As previously reported	232 385	238 955	54 140	(2 379)	183	523 284
Impact from the reclassification of investments to the fair value through profit or loss category (Note 2)	-	-	3 876	-	(3 876)	-
As restated	232 385	238 955	58 016	(2 379)	(3 693)	523 284
Profit after tax	-	-	-	-	15 857	15 857
Revaluation of available-for-sale investments	-	-	(12 371)	-	-	(12 371)
Fair value change of financial instruments designated as cash flow hedges	-	-	1 378	-	-	1 378
Transfer to the income statement of impairment loss of available-for-sale investments	-	-	2 126	-	-	2 126
Deferred tax	-	-	331	-	-	331
Exchange adjustments	-	-	-	45	-	45
Increase in value of life assurance policies in force	-	-	670	-	(670)	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(52)	-	-	(52)
At 30 June 2004	**232 385**	**238 955**	**50 098**	**(2 334)**	**11 494**	**530 598**

BANK OF CYPRUS GROUP

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 30 June 2005

	Six months ended 30 June	
	2005	*2004*
	C£000	*C£000*
Net cash flow from operating activities		
Profit before tax	**38 330**	21 736
Provisions for bad and doubtful debts	**42 320**	38 706
Depreciation of property and equipment and amortisation of intangible assets and discounts/premiums	**8 629**	9 517
Income from investments and disposal of property, equipment and intangible assets, less interest on subordinated loan stock	**(36 639)**	(17 342)
	52 640	52 617
Net increase in loans and advances to customers and other accounts	**(478 039)**	(383 566)
Net increase in customer deposits and other accounts	**1 083 690**	858 114
	658 291	527 165
Tax paid	**(12 562)**	(13 864)
Net cash flow from operating activities	**645 729**	513 301
Net cash flow from/(used in) investing activities	**916**	(365 681)
Net cash flow (used in)/from financing activities	**(21 975)**	22 757
Net increase in cash and cash equivalents for the six months	**624 670**	170 377
Cash and cash equivalents		
At 1 January	**1 944 401**	1 812 728
Exchange adjustments	**(6)**	45
Net increase in cash and cash equivalents for the six months	**624 670**	170 377
At 30 June	**2 569 065**	1 983 150

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. General information

The condensed interim consolidated financial statements include the financial statements of Bank of Cyprus Public Company Ltd (the 'Company') and all its subsidiaries and jointly controlled company, which together are referred to as the 'Group', and were authorised for issue in accordance with a resolution of the Board of Directors on 26 August 2005.

The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 31 December 2004.

The financial statements are expressed in Cyprus pounds (C£).

---

2. Accounting policies

The financial statements of the Group are drawn up in accordance with all international financial reporting standards which have been adopted for use by the European Union and the International Financial Reporting Standards, including International Accounting Standard No. 34 'Interim Financial Reporting'.

The accounting policies that have been followed for the preparation of the condensed interim consolidated financial statements for the six month period were the same as those followed in the preparation of the annual financial statements for the year 2004, except as set out below.

Revised International Accounting Standards

As from 1 January 2005, the following revised International Accounting Standards ('IAS') and new International Financial Reporting Standards ('IFRS') came into force:

- IAS 1 (revised 2003)	Presentation of financial statements
- IAS 2 (revised 2003)	Inventories
- IAS 8 (revised 2003)	Accounting policies, changes in accounting estimates and errors
- IAS 10 (revised 2003)	Events after the balance sheet date
- IAS 16 (revised 2003)	Property, plant and equipment
- IAS 17 (revised 2003)	Leases
- IAS 21 (revised 2003)	The effects of changes in foreign exchange rates
- IAS 24 (revised 2003)	Related party disclosures
- IAS 27 (revised 2003)	Consolidated and separate financial statements
- IAS 28 (revised 2003)	Investments in associates
- IAS 31 (revised 2003)	Interests in joint ventures
- IAS 32 (revised 2003)	Financial instruments: disclosure and presentation
- IAS 33 (revised 2003)	Earnings per share
- IAS 36 (revised 2004)	Impairment of assets
- IAS 38 (revised 2004)	Intangible assets
- IAS 39 (revised 2003)	Financial instruments: recognition and measurement
- IAS 40 (revised 2003)	Investment property
- IFRS 2 (issued 2004)	Share-based payment
- IFRS 3 (issued 2004)	Business combinations
- IFRS 4 (issued 2004)	Insurance contracts
- IFRS 5 (issued 2004)	Non-current assets held for sale and discontinued operations

The adoption of the above Standards did not have a material effect on the financial statements of the Group, except as set out below.

2. Accounting policies *(continued)*

Changes in accounting policies

Financial instruments

As from 1 January 2005, the Group adopted the revised IAS 32 'Financial instruments: disclosure and presentation' and IAS 39 'Financial instruments: recognition and measurement'. IAS 39 (revised) allows the designation of any financial asset, upon initial recognition or when IAS 39 (revised) is first applied, as a financial asset at fair value through profit or loss.

Upon the initial application of IAS 39 (revised), the Group transferred certain investments in equity shares and debt securities from the available-for-sale category to the fair value through profit or loss category. In accordance with the transitional provisions of IAS 39 (revised), the transfer of investments was applied retrospectively.

The value of the available-for-sale investments which were transferred to the fair value through profit or loss category on 1 January 2004 and 31 December 2004 amounted to C£25 003 thousand and C£23 296 thousand respectively.

As a result of the transfer of investments, the Group's financial statements were restated as follows:

	Six months ended 30 June 2004 C£000	*Year ended 31 December 2004 C£000*
Profit after tax, as previously reported	16 228	37 508
Effect on:		
- net gains/(losses) on sale and revaluation of financial instruments	(776)	(1 789)
- provision for impairment of available-for-sale investments	405	2 810
Profit after tax, as restated	15 857	38 529
(Decrease)/increase in basic and diluted earnings per share (cent)	(0,1)	0,2

The restatement to reserves is set out in the consolidated statement of changes in equity. The transfer of investments did not have any effect on the Group's equity at 30 June and 31 December 2004. The transfer did not have a material effect on the Group's results for the six months ended 30 June 2005 and the Group's equity as at 30 June 2005.

2. Accounting policies *(continued)*

Changes in accounting policies *(continued)*

Non-current assets held for sale and discontinued operations

On 1 January 2005, the Group adopted IFRS 5 'Non-current assets held for sale and discontinued operations'. The Standard requires that non-current assets or disposal groups be classified as held for sale if their carrying amount is recovered principally though a sale transaction rather than through continuing use. Such assets are measured at the lower of their carrying amount and fair value less costs to sell. Netting of assets and liabilities is not permitted.

IFRS 5 provides that certain criteria be met for the classification of an asset or disposal group as held for sale. Certain assets owned by the Group meet the criteria of the Standard. These assets were reclassified as assets held for sale and are included under "Other assets" in the condensed consolidated balance sheet (Note 9). Comparative amounts are not restated, in accordance with the provisions of IFRS 5.

Goodwill and intangible assets

On 1 January 2005, the Group adopted the revised IAS 36 'Impairment of assets' and IAS 38 'Intangible assets' and the new IFRS 3 'Business combinations', which were applied prospectively. As from 1 January 2005, the book value of goodwill will be reviewed annually for impairment. During the year 2004, the Group recorded goodwill amortisation expense of C£117 thousand.

Insurance contracts

On 1 January 2005, the Group adopted IFRS 4 'Insurance contracts', which applies to all insurance and reinsurance contracts entered into by the Group. The application of IFRS 4 did not have a material effect on the financial statements of the Group.

3. Segmental analysis

The Group has three principal business segments: (a) banking and financial services, (b) life and general insurance business, and (c) property and hotel business.

The Group's business is mainly conducted in three geographic segments: (a) Cyprus, (b) Greece, and (c) other countries, primarily the United Kingdom and Australia.

The primary reporting format is by business segment.

	Banking and financial services		Insurance business		Property and hotel business		Total	
	Six months ended 30 June		*Six months ended 30 June*		*Six months ended 30 June*		*Six months ended 30 June*	
	2005	*2004*	***2005***	*2004*	***2005***	*2004*	***2005***	*2004*
	C£000	*C£000*	***C£000***	*C£000*	***C£000***	*C£000*	***C£000***	*C£000*
Turnover	**342 417**	289 523	**33 318**	31 004	**3 417**	2 495	**379 152**	323 022
Profit before tax	**29 688**	17 991	**6 899**	3 412	**1 743**	333	**38 330**	21 736

4. Income from insurance business and other income

Other income for the six months ended 30 June 2005 includes dividend income of C£113 thousand (corresponding period of 2004: C£87 thousand) and for the three months ended 30 June 2005 of C£51 thousand (corresponding period of 2004: C£59 thousand).

5. Other operating expenses

Other operating expenses for the six months ended 30 June 2005 include depreciation of property and equipment and amortisation of intangible assets of C£9 881 thousand (corresponding period of 2004: C£9 627 thousand) and for the three months ended 30 June 2005 of C£4 917 thousand (corresponding period of 2004: C£4 810 thousand).

6. Basic and diluted earnings per share

	Six months ended 30 June 2005	Six months ended 30 June 2004
Profit after tax (C£ thousand)	**31 311**	15 857
Weighted average number of shares in issue during the period (thousand)	**465 254**	465 050
Basic and diluted earnings per share (cent)	**6,7**	3,4

At 30 June 2005 and 2004 there were no potentially dilutive ordinary shares.

The weighted average number of shares in issue during the six months ended 30 June 2004 has been adjusted to reflect the bonus element resulting from the issue of shares under the Group's Dividend Reinvestment Plan, for the 2004 dividend.

7. Loans and advances to customers

	30 June 2005 C£000	*31 December 2004 C£000*
Loans and advances to customers	**6 780 930**	6 450 286
Provisions for bad and doubtful debts	**(360 978)**	(471 034)
	6 419 952	5 979 252

Provisions for bad and doubtful debts

	Provisions *C£000*	Suspended income *C£000*	**Total** ***C£000***
At 1 January 2005	337 565	133 469	**471 034**
Exchange adjustments	(605)	(26)	**(631)**
Applied in writing off advances	(131 170)	(36 700)	**(167 870)**
Suspended income less collections	-	16 125	**16 125**
Charge for the period	42 320	-	**42 320**
At 30 June 2005	248 110	112 868	**360 978**

8. Capital expenditure

The total capital expenditure of the Group for the six months ended 30 June 2005 amounts to C£7 457 thousand (corresponding period of 2004: C£7 890 thousand).

9. Other assets

Other assets at 30 June 2005 include the positive fair value of derivative financial instruments of C£11 328 thousand (31 December 2004: C£9 307 thousand) and assets held for sale of C£3 281 thousand (31 December 2004: nil).

---

10. Debt securities in issue

Bank of Cyprus Public Company Ltd has established a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1 000 million (31 December 2004: €1 000 million). Under the Programme, on 27 May 2005 the Company issued a 3-year floating rate Senior Bond amounting to €300 million. The issue/reoffer price of the Bond was set at 99,853%.

---

11. Other liabilities

Other liabilities at 30 June 2005 include the negative fair value of derivative financial instruments of C£26 603 thousand (31 December 2004: C£27 065 thousand) and a provision for pending litigation or claims of C£2 025 thousand (31 December 2004: C£2 148 thousand).

---

12. Subordinated loan stock

	30 June 2005 C£000	*31 December 2004 C£000*
Subordinated Bonds 2006/2011 in Euro	**157 538**	159 238
Subordinated Bonds 2008/2013 in Euro	**112 637**	115 582
Capital Securities Series A	**62 781**	62 781
Capital Securities Series B	**29 992**	29 992
	362 948	367 593

All subordinated loan stock has been issued by Bank of Cyprus Public Company Ltd. The subordinated loan stock is not secured and the rights and claims of loan stockholders are subordinated to the claims of depositors and other creditors of the Company, but have priority over the shareholders of the Company.

The Subordinated Bonds 2006/2011 bear a floating rate of interest, mature on 20 June 2011 and were issued in Euro (€275 million) on 20 June 2001. The Company has the option to redeem the Bonds in whole on or after 20 June 2006. The interest rate is set at 1,20% above the three month Euribor until 20 June 2006 and will increase to 2,40% thereafter. The Bonds are listed on the Luxembourg Stock Exchange.

Bank of Cyprus Public Company Ltd has established a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1 000 million (31 December 2004: €1 000 million).

Under the EMTN Programme, the Company has issued €200 million floating rate Bonds in Euro maturing in October 2013. The Company has the option to call the Bonds during or after October 2008. The interest rate was set at 1,00% above the three month Euribor until October 2008 and will increase to 2,20% thereafter. The issue/reoffer price of the Bonds was set at 99,766%. The Bonds are listed on the Luxembourg Stock Exchange. At 30 June 2005, Bonds outstanding amounted to €197 million (31 December 2004: €200 million), as Bonds amounting to €3 million were held by the Company for trading purposes.

12. Subordinated loan stock *(continued)*

Capital Securities Series A amounting to C£65 million and Series B amounting to C£30 million were issued in Cyprus pounds on 20 February 2003 and 22 March 2004 respectively, and were offered in Cyprus. The Capital Securities rank as Tier 1 capital and have no maturity date. They may, however, be redeemed in whole at the option of the Company, subject to the prior consent of the Central Bank of Cyprus, at their principal amount together with any outstanding interest payments, five years after their issue date or on any interest payment date thereafter. The Capital Securities bear floating interest rate, which is revised every three months. The interest rate is equal to the base rate of the Company at the beginning of each three month period plus 1,00%. Interest is payable quarterly. The Capital Securities are listed on the Cyprus Stock Exchange. At 30 June 2005 and 31 December 2004 the Capital Securities Series A and Series B outstanding amounted to C£62 781 thousand and C£29 992 thousand respectively, as C£2 219 thousand of Capital Securities Series A and C£8 thousand of Capital Securities Series B were held by the Company for trading purposes.

13. Share capital

	30 June 2005		*31 December 2004*	
	Shares (thousand)	***C£000***	*Shares (thousand)*	*C£000*
Authorised				
Shares of 50 cent each	**600 000**	**300 000**	600 000	300 000
Issued and fully paid				
At 1 January	**464 771**	**232 385**	464 771	232 385
Dividend reinvestment	**2 642**	**1 321**	-	-
At 30 June 2005/31 December 2004	**467 413**	**233 706**	464 771	232 385

The Company has a Dividend Reinvestment Plan in force. The price of the shares acquired under the Plan for the 2004 dividend was set at C£1,60 per share. As a result of the reinvestment of the 2004 dividend, the Company's share capital and share premium reserve increased by C£1 321 thousand (2 642 800 shares) and C£2 907 thousand respectively.

14. Dividend

The dividend for the year 2004 which amounted to C£18 591 thousand (4 cent per share) was approved at the Annual General Meeting of the shareholders on 18 May 2005 and was paid on 16 June 2005.

15. Staff numbers

The number of persons employed by the Group as at 30 June 2005 was 5 933 (31 December 2004: 5 890).

16. Group companies

The consolidated financial statements of the Group at 30 June 2005 include the following companies, by country of incorporation:

Cyprus: Bank of Cyprus Public Company Ltd, Mortgage Bank of Cyprus Ltd, Bank of Cyprus Finance Corporation Ltd, Bank of Cyprus Factors Ltd, Cyprus Investment and Securities Corporation Ltd (CISCO), General Insurance of Cyprus Ltd, EuroLife Ltd, Kermia Ltd, Kermia Properties & Investments Ltd, Kermia Hotels Ltd, BOC Ventures Ltd, Tefkros Investments Ltd, Bank of Cyprus Mutual Funds Ltd and JCC Payment Systems Ltd.

Greece: Bank of Cyprus Public Company Ltd (branch), Kyprou Leasing SA, Kyprou Commercial SA, Kyprou Securities SA, Kyprou Mutual Fund Management Company (AEDAK), Kyprou Properties SA, Kyprou Insurance Services Ltd, Kyprou Zois (branch) and Kyprou Asfalistiki (branch).

United Kingdom: Bank of Cyprus United Kingdom (branch).
Channel Islands: Bank of Cyprus (Channel Islands) Ltd and Tefkros Investments (CI) Ltd.
Australia: Bank of Cyprus Australia Pty Ltd.
Ireland: BOC International Fund Management Ltd.

All the above companies are wholly owned subsidiaries (100%), except for JCC Payment Systems Ltd, in which the Group holds 45% of the issued share capital. This company is accounted for as an interest in a jointly controlled entity. There was no change in the companies that were consolidated or in the method of consolidation at 30 June and 31 December 2004, compared to 30 June 2005.

---

17. Other information

(i) There are no fixed charges in favour of third parties over the Group's property and equipment as at 30 June 2005.

(ii) The Group's provision for pending litigation or claims at 30 June 2005 is set out in Note 11. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position and operations.

(iii) On 30 June 2005 there were loans and advances outstanding to members of the Company's Board of Directors and their connected persons amounting to C£82 934 thousand. In addition, there were contingent liabilities in the form of documentary credits, guarantees and commitments to lend, amounting to C£29 190 thousand. Connected persons include spouses, minor children and companies in which a director holds, directly or indirectly, at least 20% of the voting shares.

(iv) On 27 May 2005 the Group entered into an agreement with the Aspis Group of Greece for the sale of its shares in Universal Life Insurance Public Co. Ltd. The agreement is subject to certain conditions and pre-requisites, mainly relating to securing the necessary approvals by the regulatory authorities of Cyprus and Greece. There is an outstanding legal dispute between the Group and Mr A. Georgiou, main shareholder of Universal Life Insurance Public Co. Ltd, relating to the alleged exercise of an existing option to purchase the Group's shareholding in Universal Life Insurance Public Co. Ltd. The outcome of this dispute is not expected to have a material effect on the Group's financial position.

17. Other information *(continued)*

(v) An application for the payment by the Company of an amount up to $77 112 thousand (£36 667 thousand) plus interest is pending before the courts of New York, relating to balances that certain customers allegedly maintain with Bank of Cyprus Public Company Ltd. This application, which relates to executing a judgement of the courts against third parties, does not create any legal obligation for the Company if no accounts exist in the names of third parties/customers, and in the present case no such accounts exist. The Company, pursuant to consultation and advice from its legal counsel in New York, expects that of the final outcome of the proceedings will be in favour of the Group.

(vi) On 27 July 2005 the Securities and Exchange Commission of Cyprus announced that it has carried out an investigation into a possible breach by the Bank of the provisions of articles 67 and 68 of the Cyprus Stock Exchange Law, with respect to the sale of the Company's shares in Greece in October 2000, and that a report on its findings will be submitted to the Attorney General of the Republic of Cyprus for any further action.

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18. Change in the composition of the Board of Directors

On 18 May 2005, Mr Solon Triantafyllides resigned as Chairman of the Board of Directors. The Board of Directors elected Messrs Vassilis Rologis and Andreas Artemis as Chairman and Vice Chairman, respectively.

Review report to the Board of Directors of Bank of Cyprus Public Company Ltd

We have reviewed the condensed interim consolidated financial statements of Bank of Cyprus Public Company Ltd and its subsidiaries, which comprise the consolidated balance sheet as at 30 June 2005, the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the period from 1 January 2004 to 30 June 2005, and the related notes. We have not reviewed the condensed consolidated income statement for the three month period from 1 April to 30 June 2005, which is included in the accompanying financial statements. These financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Review Engagements No. 2400. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements for the six months ended 30 June 2005 are not presented fairly, in all material respects, in accordance with International Financial Reporting Standards.

Ernst & Young
Chartered Accountants

Nicosia
26 August 2005

Bank of Cyprus Group

Condensed Interim Consolidated Financial Statements
For the Nine Months ended 30 September '05

Bank of Cyprus Group
Condensed Interim Consolidated Financial Statements

For the Nine Months ended 30 September 2005

Bank of Cyprus Group
Condensed Consolidated Income Statement

For the Nine Months ended 30 September 2005

		Nine months ended 30 Sept.		***Year ended 31 Dec.***
		2005	*2004*	*2004*
	Notes	***C£000***	*C£000*	*C£000*
Turnover	4	**578.794**	502.020	691.411
Net interest income		**202.358**	180.043	245.880
Net fee and commission income		**65.967**	63.132	85.913
Foreign exchange income		**10.520**	11.813	15.489
Net profits/(losses) on sale and revaluation of financial instruments		**3.331**	(3.714)	(4.567)
Income from insurance business		**17.417**	13.228	18.106
Other income	5	**4.985**	3.892	4.720
		304.578	268.394	365.541
Staff costs		**(110.128)**	(101.971)	(138.288)
Other operating expenses	6	**(65.829)**	(62.722)	(89.504)
Profit before provisions		**128.621**	103.701	137.749
Provisions for bad and doubtful debts		**(66.725)**	(60.990)	(83.695)
Provision for impairment of available-for-sale investments		**-**	(2.628)	(3.117)
Profit before tax		**61.896**	40.083	50.937
Tax		**(11.500)**	(9.648)	(12.408)
Profit after tax		**50.396**	30.435	38.529
Basic and diluted earnings per share (cent)	7	**10,8**	6,5	8,3

Bank of Cyprus Group
Condensed Consolidated Income Statement

For the Three Months from 1 July to 30 September 2005

		Three months ended 30 Sept.	
		2005	*2004*
	Notes	***C£000***	*C£000*
Turnover		**199.642**	178.998
Net interest income		**70.063**	63.687
Net fee and commission income		**22.905**	22.457
Foreign exchange income		**4.090**	4.226
Net profits on sale and revaluation of financial instruments		**3.476**	892
Income from insurance business		**5.700**	4.546
Other income	5	**1.212**	2.028
		107.446	97.836
Staff costs		**(36.166)**	(35.017)
Other operating expenses	6	**(23.309)**	(21.686)
Profit before provisions		**47.971**	41.133
Provisions for bad and doubtful debts		**(24.405)**	(22.284)
Provision for impairment of available-for-sale investments		**-**	(502)
Profit before tax		**23.566**	18.347
Tax		**(4.481)**	(3.769)
Profit after tax		**19.085**	14.578
Basic and diluted earnings per share (cent)		**4,1**	3,1

Bank of Cyprus Group
Condensed Consolidated Balance Sheet

As at 30 September 2005

	Notes	30 Sept. 2005 C£000	31 Dec. 2004 C£000
Assets			
Cash and balances with central banks		**378.426**	439.314
Placements with banks		**2.285.790**	1.511.577
Investments at fair value through profit or loss		**89.579**	95.486
Loans and advances to customers	8	**6.572.859**	5.979.252
Non-trading investments		**1.837.834**	1.689.957
Property and equipment	9	**160.146**	157.531
Intangible assets		**11.412**	13.296
Other assets	10	**237.003**	178.019
		11.573.049	10.064.432
Life assurance business net assets attributable to policyholders		**220.835**	195.551
Total assets		**11.793.884**	10.259.983
Liabilities			
Amounts due to banks		**300.748**	131.380
Customer deposits and other accounts		**9.712.147**	8.655.882
Debt securities in issue	11	**319.728**	148.612
Other liabilities	12	**249.667**	201.852
		10.582.290	9.137.726
Life assurance business liabilities to policyholders		**220.835**	195.551
Subordinated loan stock	13	**364.393**	367.593
Equity			
Share capital	14	**233.706**	232.385
Reserves		**392.660**	326.728
		626.366	559.113
Total liabilities and equity		**11.793.884**	10.259.983
Contingent liabilities and commitments			
Contingent liabilities		**748.993**	710.600
Commitments		**1.201.924**	1.184.972

V. G. Rologis	Chairman
A. Artemis	Vice Chairman
A. Eliades	Group Chief Executive Officer
Y. Kypri	Group Chief General Manager
Chr. Hadjimitsis	Group General Manager Finance

Bank of Cyprus Group
Consolidated Statement of Changes in Equity

For the Nine Months ended 30 September 2005

	Share capital *C£000*	Share premium *C£000*	Revaluation reserves *C£000*	Exchange adjustments reserve *C£000*	Retained earnings *C£000*	Total equity *C£000*
At 1 January 2005						
As previously reported	232.385	238.955	54.063	(2.828)	36.538	559.113
Impact from the reclassification of investments to the fair value through profit or loss category (Note 3)	-	-	2.855	-	(2.855)	-
As restated	232.385	238.955	56.918	(2.828)	33.683	559.113
Profit after tax	-	-	-	-	50.396	50.396
Dividend (Note 15)	-	-	-	-	(18.591)	(18.591)
Revaluation of available-for-sale investments	-	-	30.060	-	-	30.060
Transfer to the income statement on termination of cash flow hedges	-	-	4.043	-	-	4.043
Deferred tax	-	-	1.256	-	-	1.256
Exchange adjustments	-	-	-	(55)	-	(55)
Dividend reinvestment	1.321	2.907	-	-	-	4.228
Increase in value of life assurance policies in force	-	-	1.202	-	(1.202)	-
Transfer of realised profits on disposal of property	-	-	(148)	-	148	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(4.084)	-	-	(4.084)
At 30 September 2005	**233.706**	**241.862**	**89.247**	**(2.883)**	**64.434**	**626.366**

Bank of Cyprus Group

Consolidated Statement of Changes in Equity

For the Nine Months ended 30 September 2004

	Share capital *C£000*	Share premium *C£000*	Revaluation reserves *C£000*	Exchange adjustments reserve *C£000*	Retained earnings *C£000*	Total equity *C£000*
At 1 January 2004						
As previously reported	232.385	238.955	54.140	(2.379)	183	523.284
Impact from the reclassification of investments to the fair value through profit or loss category (*Note 3*)	-	-	3.876	-	(3.876)	-
As restated	232.385	238.955	58.016	(2.379)	(3.693)	523.284
Profit after tax	-	-	-	-	30.435	30.435
Revaluation of available-for-sale investments	-	-	(9.636)	-	-	(9.636)
Fair value change of financial instruments designated as cash flow hedges	-	-	1.702	-	-	1.702
Transfer to the income statement of impairment loss of available-for-sale investments	-	-	2.628	-	-	2.628
Deferred tax	-	-	322	-	-	322
Exchange adjustments	-	-	-	(359)	-	(359)
Increase in value of life assurance policies in force	-	-	1.046	-	(1.046)	-
Transfer of realised profits on disposal of property	-	-	(929)	-	929	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(196)	-	-	(196)
At 30 September 2004	**232.385**	**238.955**	**52.953**	**(2.738)**	**26.625**	**548.180**

Bank of Cyprus Group
Condensed Consolidated Cash Flow Statement

For the Nine Months ended 30 September 2005

	Nine months ended 30 Sept.	
	2005	2004
	C£000	C£000
Net cash flow from operating activities		
Profit before tax	**61.896**	40.083
Provisions for bad and doubtful debts	**66.725**	60.990
Depreciation of property and equipment and amortisation of intangible assets and discounts/premiums	**15.482**	12.441
Income from investments and disposal of property, equipment and intangible assets, less interest on subordinated loan stock	**(50.802)**	(28.903)
	93.301	84.611
Net increase in loans and advances to customers and other accounts	**(723.466)**	(430.490)
Net increase in customer deposits and other accounts	**1.447.845**	1.093.304
	817.680	747.425
Tax paid	**(15.289)**	(15.036)
Net cash flow from operating activities	**802.391**	732.389
Net cash flow used in investing activities	**(91.528)**	(440.607)
Net cash flow (used in)/from financing activities	**(25.651)**	18.314
Net increase in cash and cash equivalents for the nine months	**685.212**	310.096
Cash and cash equivalents		
At 1 January	**1.944.401**	1.812.728
Exchange adjustments	**(55)**	(359)
Net increase in cash and cash equivalents for the nine months	**685.212**	310.096
At 30 September	**2.629.558**	2.122.465

1. General information

The Condensed Interim Consolidated Financial Statements include the financial statements of Bank of Cyprus Public Company Ltd (the 'Company') and all its subsidiaries and jointly controlled company, which together are referred to as the 'Group', and were authorised for issue in accordance with a resolution of the Board of Directors on 1 November 2005.

The Condensed Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended 31 December 2004.

The financial statements are expressed in Cyprus pounds (C£).

2. Unaudited Financial Statements

The Condensed Interim Consolidated Financial Statements for the nine months ended 30 September 2005 have not been audited by the Group's external auditors.

3. Accounting policies

The financial statements of the Group are drawn up in accordance with all international financial reporting standards which have been adopted for use by the European Union and the International Financial Reporting Standards, including International Accounting Standard No. 34 'Interim Financial Reporting'.

The accounting policies that have been followed for the preparation of the Condensed Interim Consolidated Financial Statements for the nine month period were the same as those followed in the preparation of the annual Financial Statements for the year 2004, except as set out below.

Revised International Accounting Standards
As from 1 January 2005, the following revised International Accounting Standards ('IAS') and new International Financial Reporting Standards ('IFRS') came into force:

- IAS 1 (revised 2003) Presentation of financial statements
- IAS 2 (revised 2003) Inventories
- IAS 8 (revised 2003) Accounting policies, changes in accounting estimates and errors
- IAS 10 (revised 2003) Events after the balance sheet date
- IAS 16 (revised 2003) Property, plant and equipment
- IAS 17 (revised 2003) Leases
- IAS 21 (revised 2003) The effects of changes in foreign exchange rates
- IAS 24 (revised 2003) Related party disclosures
- IAS 27 (revised 2003) Consolidated and separate financial statements
- IAS 28 (revised 2003) Investments in associates
- IAS 31 (revised 2003) Interests in joint ventures
- IAS 32 (revised 2003) Financial instruments: disclosure and presentation
- IAS 33 (revised 2003) Earnings per share
- IAS 36 (revised 2004) Impairment of assets
- IAS 38 (revised 2004) Intangible assets
- IAS 39 (revised 2003) Financial instruments: recognition and measurement
- IAS 40 (revised 2003) Investment property
- IFRS 2 (issued 2004) Share-based payment
- IFRS 3 (issued 2004) Business combinations
- IFRS 4 (issued 2004) Insurance contracts
- IFRS 5 (issued 2004) Non-current assets held for sale and discontinued operations

The adoption of the above Standards did not have a material effect on the financial statements of the Group, except as set out overleaf.

3. Accounting policies *(continued)*

Changes in accounting policies
Financial instruments
As from 1 January 2005, the Group adopted the revised IAS 32 'Financial instruments: disclosure and presentation' and IAS 39 'Financial instruments: recognition and measurement'. IAS 39 (revised) allows the designation of any financial asset, upon initial recognition or when IAS 39 (revised) is first applied, as a financial asset at fair value through profit or loss.

Upon the initial application of IAS 39 (revised), the Group transferred certain investments in equity shares and debt securities from the available-for-sale category to the fair value through profit or loss category. In accordance with the transitional provisions of IAS 39 (revised), the transfer of investments was applied retrospectively.

The value of the available-for-sale investments which were transferred to the fair value through profit or loss category on 1 January 2004 and 31 December 2004 amounted to C£25.003 thousand and C£23.296 thousand respectively.

As a result of the transfer of investments, the Group's financial statements were restated as follows:

	Nine months ended 30 Sept.	*Year ended 31 Dec.*
	2004	*2004*
	C£000	*C£000*
Profit after tax, as previously reported	30.743	37.508
Effect on:		
- net profits/(losses) on sale and revaluation of financial instruments	(713)	(1.789)
- provision for impairment of available-for-sale investments	405	2.810
Profit after tax, as restated	30.435	38.529
(Decrease)/increase in basic and diluted earnings per share (cent)	(0,1)	0,2

The restatement to reserves is set out in the Consolidated Statement of Changes in Equity. The transfer of investments did not have any effect on the Group's equity at 30 September and 31 December 2004. The transfer did not have a material effect on the Group's results for the nine months ended 30 September 2005 and the Group's equity as at 30 September 2005.

3. Accounting policies *(continued)*

Changes in accounting policies *(continued)*
Non-current assets held for sale and discontinued operations
On 1 January 2005, the Group adopted IFRS 5 'Non-current assets held for sale and discontinued operations'. The Standard requires that non-current assets or disposal groups be classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Such assets are measured at the lower of their carrying amount and fair value less costs to sell. Netting of assets and liabilities is not permitted.

IFRS 5 provides that certain criteria be met for the classification of an asset or disposal group as held for sale. Certain assets owned by the Group meet the criteria of the Standard. These assets were reclassified as assets held for sale and are included under 'Other assets' in the Condensed Consolidated Balance Sheet (Note 10). Comparative amounts are not restated, in accordance with the provisions of IFRS 5.

Goodwill and intangible assets
On 1 January 2005, the Group adopted the revised IAS 36 'Impairment of assets' and IAS 38 'Intangible assets' and the new IFRS 3 'Business combinations', which were applied prospectively. As from 1 January 2005, the book value of goodwill will be reviewed annually for impairment. During the year 2004, the Group recorded goodwill amortisation expense of C£117 thousand.

Insurance contracts
On 1 January 2005, the Group adopted IFRS 4 'Insurance contracts', which applies to all insurance and reinsurance contracts entered into by the Group. The application of IFRS 4 did not have a material effect on the financial statements of the Group.

4. Segmental analysis

The Group has three principal business segments: (a) banking and financial services, (b) life and general insurance business and (c) property and hotel business.

The Group's business is mainly conducted in three geographic segments: (a) Cyprus, (b) Greece and (c) other countries, primarily the United Kingdom and Australia.

The primary reporting format is by business segment.

	Banking and financial services		Insurance business		Property and hotel business		Total	
	Nine months ended 30 Sept.		*Nine months ended 30 Sept.*		*Nine months ended 30 Sept.*		*Nine months ended 30 Sept.*	
	2005 C£000	*2004 C£000*	***2005 C£000***	*2004 C£000*	***2005 C£000***	*2004 C£000*	***2005 C£000***	*2004 C£000*
Turnover	**523.676**	452.237	**49.807**	45.832	**5.311**	3.951	**578.794**	502.020
Profit before tax	**49.350**	32.777	**10.184**	5.866	**2.362**	1.440	**61.896**	40.083

5. Other income

Other income for the nine months ended 30 September 2005 includes dividend income of C£325 thousand (corresponding period of 2004: C£89 thousand) and for the three months ended 30 September 2005 of C£212 thousand (corresponding period of 2004: C£2 thousand).

6. Other operating expenses

Other operating expenses for the nine months ended 30 September 2005 include depreciation of property and equipment and amortisation of intangible assets of C£14.692 thousand (corresponding period of 2004: C£14.463 thousand) and for the three months ended 30 September 2005 of C£4.811 thousand (corresponding period of 2004: C£4.836 thousand).

7. Basic and diluted earnings per share

	Nine months ended 30 Sept.	
	2005	*2004*
Profit after tax (C£ thousand)	**50.396**	30.435
Weighted average number of shares in issue during the period (thousand)	**466.076**	465.050
Basic and diluted earnings per share (cent)	**10,8**	6,5

At 30 September 2005 and 2004 there were no potentially dilutive ordinary shares.

The weighted average number of shares in issue during the nine months ended 30 September 2004 has been adjusted to reflect the bonus element resulting from the issue of shares under the Group's Dividend Reinvestment Plan, for the 2004 dividend.

8. Loans and advances to customers

	30 Sept. 2005	*31 Dec. 2004*
	C£000	*C£000*
Loans and advances to customers	**6.964.747**	6.450.286
Provisions for bad and doubtful debts	**(391.888)**	(471.034)
	6.572.859	5.979.252

8. Loans and advances to customers *(continued)*

Provisions for bad and doubtful debts

	Provisions	Suspended income	**Total**
	C£000	*C£000*	***C£000***
At 1 January 2005	337.565	133.469	**471.034**
Exchange adjustments	(762)	(55)	**(817)**
Applied in writing off advances	(132.351)	(37.140)	**(169.491)**
Suspended income less collections	-	24.437	**24.437**
Charge for the period	66.725	-	**66.725**
At 30 September 2005	271.177	120.711	**391.888**

9. Capital expenditure

The total capital expenditure of the Group for the nine months ended 30 September 2005 amounts to C£16.850 thousand (corresponding period of 2004: C£12.126 thousand).

10. Other assets

Other assets at 30 September 2005 include the positive fair value of derivative financial instruments of C£13.460 thousand (31 December 2004: C£9.307 thousand) and assets held for sale of C£3.075 thousand (31 December 2004: nil).

11. Debt securities in issue

The Company maintains a Euro Medium Term Note (EMTN) Programme for an aggregate nominal amount up to €1.500 million. Under the Programme, on 27 May 2005 the Company issued a 3-year floating rate Senior Bond amounting to €300 million. The issue/reoffer price of the Bond was set at 99,853%.

12. Other liabilities

Other liabilities at 30 September 2005 include the negative fair value of derivative financial instruments of C£23.063 thousand (31 December 2004: C£27.065 thousand) and provisions for pending litigation or claims of C£2.025 thousand (31 December 2004: C£2.148 thousand).

13. Subordinated loan stock

	30 Sept. 2005	*31 Dec. 2004*
	C£000	*C£000*
Subordinated Bonds 2006/2011 in Euro	**157.499**	159.238
Subordinated Bonds 2008/2013 in Euro	**114.336**	115.582
Capital Securities Series A	**62.781**	62.781
Capital Securities Series B	**29.777**	29.992
	364.393	367.593

All subordinated loan stock has been issued by the Company. The subordinated loan stock is not secured and the rights and claims of loan stockholders are subordinated to the claims of depositors and other creditors of the Company, but has priority over the shareholders of the Company.

The Subordinated Bonds 2006/2011 bear a floating rate of interest, mature on 20 June 2011 and were issued in Euro (€275 million) on 20 June 2001. The Company has the option to redeem the Bonds in whole on or after 20 June 2006. The interest rate is set at 1,20% above the three month Euribor until 20 June 2006 and will increase to +2,40% thereafter. The Bonds are listed on the Luxembourg Stock Exchange.

The Company maintains a Euro Medium Term Note (EMTN) Programme for an aggregate nominal amount up to €1.500 million. Under the EMTN Programme, the Company has issued €200 million floating rate Bonds in Euro maturing in October 2013. The Company has the option to call the Bonds during or after October 2008. The interest rate was set at 1,00% above the three month Euribor until October 2008 and will increase to +2,20% thereafter. The issue/reoffer price of the Bonds was set at 99,766%. The Bonds are listed on the Luxembourg Stock Exchange.

Capital Securities Series A amounting to C£65 million and Series B amounting to C£30 million were issued in Cyprus pounds on 20 February 2003 and 22 March 2004 respectively, and were offered in Cyprus. The Capital Securities rank as Tier 1 capital and have no maturity date. They may, however, be redeemed in whole at the option of the Company, subject to the prior consent of the Central Bank of Cyprus, at their principal amount together with any outstanding interest payments, five years after their issue date or on any interest payment date thereafter. The Capital Securities bear floating interest rate, which is revised every three months. The interest rate is equal to the base rate of the Company at the beginning of each three month period plus 1,00%. Interest is payable quarterly. The Capital Securities are listed on the Cyprus Stock Exchange. At 30 September 2005 the total amount of the Capital Securities Series A and Series B outstanding amounted to C£62.781 thousand and C£29.777 thousand respectively (31 December 2004: Series A C£62.781 thousand and Series B C£29.992 thousand) as C£2.219 thousand of Capital Securities Series A and C£223 thousand of Capital Securities Series B were held by the Company for trading purposes (31 December 2004: Series A C£2.219 thousand and Series B C£8 thousand).

14. Share Capital

	30 Sept. 2005		31 Dec. 2004	
	Shares (thousand)	**C£000**	Shares (thousand)	C£000
Authorised				
Shares of 50 cent each	**600.000**	**300.000**	600.000	300.000
Issued and fully paid				
At 1 January	**464.771**	**232.385**	464.771	232.385
Dividend reinvestment	**2.642**	**1.321**	-	-
At 30 September 2005/31 December 2004	**467.413**	**233.706**	464.771	232.385

The Company has a Dividend Reinvestment Plan in force. The price of the shares acquired under the Plan for the 2004 dividend was set at C£1,60 per share. As a result of the reinvestment of the 2004 dividend, the Company's share capital and share premium reserve increased by C£1.321 thousand (2.642.800 shares) and C£2.907 thousand respectively.

15. Dividend

The dividend for the year 2004 amounted to C£18.591 thousand (4 cent per share) and was paid to shareholders on 16 June 2005.

16. Staff numbers

The number of persons employed by the Group as at 30 September 2005 was 6.060 (31 December 2004: 5.890).

17. Group companies

The Consolidated Financial Statements of the Group at 30 September 2005 include the following companies, by country of incorporation:

Cyprus: Bank of Cyprus Public Company Ltd, Mortgage Bank of Cyprus Ltd, Bank of Cyprus Finance Corporation Ltd, Bank of Cyprus Factors Ltd, Cyprus Investment and Securities Corporation Ltd (CISCO), General Insurance of Cyprus Ltd, EuroLife Ltd, Kermia Ltd, Kermia Properties & Investments Ltd, Kermia Hotels Ltd, BOC Ventures Ltd, Tefkros Investments Ltd, Bank of Cyprus Mutual Funds Ltd and JCC Payment Systems Ltd.

Greece: Bank of Cyprus Public Company Ltd (branch), Kyprou Leasing SA, Kyprou Commercial SA, Kyprou Securities SA, Kyprou Mutual Fund Management Company (AEDAK), Kyprou Properties SA, Kyprou Insurance Services Ltd, Kyprou Zois (branch) and Kyprou Asfalistiki (branch).

United Kingdom: Bank of Cyprus United Kingdom (branch).
Channel Islands: Bank of Cyprus (Channel Islands) Ltd and Tefkros Investments (CI) Ltd.
Australia: Bank of Cyprus Australia Pty Ltd.
Ireland: BOC International Fund Management Ltd.

17. Group companies *(continued)*

All companies are wholly owned subsidiaries (100%) of the Group, except for JCC Payment Systems Ltd, in which the Company owns 45% of the issued share capital. This company is accounted for as an interest in a jointly controlled entity. There was no change in the companies that were consolidated or in the method of consolidation at 30 September 2005, compared to 30 September and 31 December 2004.

18. Other information

- There are no fixed charges in favour of third parties over the Group's property and equipment as at 30 September 2005.

- The Group's provision for pending litigation or claims at 30 September 2005 is set out in Note 12. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position and operations.

- On 27 May 2005 the Group entered into an agreement with the Aspis Group of Greece for the sale of its shares held in Universal Life Insurance Public Co. Ltd. The agreement is subject to certain conditions and prerequisites, mainly relating to securing the necessary approvals by the regulatory authorities of Cyprus and Greece. There is an outstanding legal dispute between the Group and Mr A. Georgiou, main shareholder of Universal Life Insurance Public Co. Ltd, relating to the alleged exercise of an existing option to purchase the Group's shareholding in Universal Life Insurance Public Co. Ltd. The outcome of this dispute is not expected to have a material effect on the Group's financial position.

- An application for the payment by the Company of an amount up to $77.112 thousand (C£36.720 thousand) plus interest is pending before the courts of New York, relating to balances that certain customers allegedly maintain with Bank of Cyprus Public Company Ltd. This application, which relates to executing a judgement of the courts against third parties, does not create any legal obligation for the Company if no accounts exist in the names of third parties/customers. The Company, pursuant to consultation and advice from its legal counsel in New York, expects that of the final outcome of the proceedings will be in favour of the Group.

- On 27 July 2005 the Securities and Exchange Commission of Cyprus announced that it has carried out an investigation into a possible breach by the Bank of the provisions of articles 67 and 68 of the Cyprus Stock Exchange Law, with respect to the sale of the Company's shares in Greece in October 2000, and that a report on its findings will be prepared and sent to the Attorney General of the Republic of Cyprus.

- Proceedings have begun before the Committee for the Protection of Competition against JCC Payment Systems Ltd and three commercial banks in Cyprus, including Bank of Cyprus Public Company Ltd, for alleged violations of the Protection of Competition Legislation of Cyprus. The relevant Statements of Causes have only recently been given to JCC Payment Systems Ltd and Bank of Cyprus Public Company Ltd and it is therefore immature to express any assessment as to the content of these Statements and the possible implications of these cases. Based on information known to the Group to date, it is believed that the outcome of these cases is not expected to have a material effect on the Group's financial position.

18. Rights issue

The Board of Directors of the Company decided that its shareholders' funds be increased by up to C£109.063 thousand, through the issue of up to 77.902 thousand new ordinary shares of a nominal value of C£0,50 each, in the form of a rights issue (i.e. addressed to existing shareholders). One right will be allotted for each one existing share. Every six rights exercised will be converted into one new share.

The subscription price of the new shares has been set at C£1,40 per new share for holders of rights registered on the Central Depository/Registry of the Cyprus Stock Exchange (CSE) and €2,44 per new share for holders of rights registered on the Dematerialised Securities System (DSS) of the Athens Central Depository. The subscription period for new shares for holders of rights registered on the Central Depository/Registry of the CSE is from 13 to 19 December 2005 and for holders of rights registered on the DSS of the Athens Central Depository is from 22 November to 19 December 2005.

The rights will be transferable and tradable on the CSE and the Athens Exchange. The trading period of the rights is from 22 November to 5 December 2005. The issue is expected to be completed during December 2005.

Bank of Cyprus Group

Condensed Interim Consolidated Financial Statements for the three months ended 31 March '06

Bank of Cyprus Group

Condensed Interim Consolidated Financial Statements

for the three months ended 31 March 2006

Bank of Cyprus Group
Condensed Consolidated Income Statement

for the three months ended 31 March 2006

		Three months ended 31 Mar.		***Year ended 31 Dec.***
		2006	*2005*	*2005*
	Notes	***C£000***	*C£000*	*C£000*
Turnover	4	**216.096**	186.239	797.255
Net interest income		**78.381**	65.857	279.766
Net fee and commission income		**23.835**	20.551	89.704
Foreign exchange income		**3.829**	3.114	14.493
Net gains on sale and change in fair value of financial instruments		**8.392**	152	6.022
Income from insurance business		**7.090**	5.914	23.375
Other income	5	**1.007**	2.732	5.882
		122.534	98.320	419.242
Staff costs		**(38.167)**	(37.911)	(151.331)
Other operating expenses	6	**(21.877)**	(20.958)	(86.266)
Profit before provisions		**62.490**	39.451	181.645
Provisions for bad and doubtful debts		**(18.141)**	(19.931)	(91.087)
Profit before tax		**44.349**	19.520	90.558
Tax		**(7.128)**	(3.474)	(18.141)
Profit after tax		**37.221**	16.046	72.417
Basic and diluted earnings per share (cent)	7	**6,8**	3,2	14,4

Bank of Cyprus Group
Condensed Consolidated Balance Sheet

as at 31 March 2006

	Notes	**31 Mar. 2006 C£000**	31 Dec. 2005 C£000
Assets			
Cash and balances with central banks		**361.359**	611.681
Placements with banks		**2.162.001**	2.578.300
Investments at fair value through profit or loss		**143.587**	89.331
Loans and other advances to customers	8	**7.249.743**	6.984.211
Investments available-for-sale and held-to-maturity		**2.034.417**	1.945.261
Property and equipment	9	**158.515**	159.664
Intangible assets		**10.669**	10.927
Other assets	10	**233.662**	191.008
		12.353.953	12.570.383
Life assurance business net assets attributable to policyholders		**251.870**	231.806
Total assets		**12.605.823**	12.802.189
Liabilities			
Amounts due to banks		**276.563**	177.749
Customer deposits and other accounts		**10.363.961**	10.724.485
Debt securities in issue		**320.804**	318.216
Other liabilities	11	**226.569**	223.701
		11.187.897	11.444.151
Life assurance business liabilities to policyholders		**251.870**	231.806
Subordinated loan stock	12	**366.397**	364.581
Equity			
Share capital	13	**272.820**	272.658
Reserves		**526.839**	488.993
		799.659	761.651
Total liabilities and equity		**12.605.823**	12.802.189
Contingent liabilities and commitments			
Contingent liabilities		**811.259**	770.809
Commitments		**1.315.320**	1.389.717

V. G. Rologis	Chairman
A. Artemis	Vice Chairman
A. Eliades	Group Chief Executive Officer
C. G. Stavrakis	Chief Executive Officer – Cyprus and Deputy Group Chief Executive Officer
Y. Kypri	Group Chief General Manager
Chr. Hadjimitsis	Group General Manager Finance

Bank of Cyprus Group
Consolidated Statement of Changes in Equity

for the three months ended 31 March 2006

	Share capital *C£000*	Share premium *C£000*	Revaluation reserves and other reserves *C£000*	Exchange adjustments reserve *C£000*	Retained earnings *C£000*	Total equity *C£000*
At 1 January 2006	272.658	311.399	95.919	(2.898)	84.573	761.651
Gains from change in fair value of available-for-sale investments	-	-	1.521	-	-	1.521
Losses from change in fair value of financial instruments designated as cash flow hedges	-	-	(368)	-	-	(368)
Deferred tax	-	-	473	-	-	473
Exchange adjustments	-	-	-	28	-	28
Increase in value of life assurance policies in force	-	-	847	-	(847)	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(1.923)	-	-	(1.923)
Profit/(loss) recognised directly in equity	-	-	550	28	(847)	(269)
Profit after tax for the period	-	-	-	-	37.221	37.221
Total profit for the period	-	-	550	28	36.374	36.952
Exercise of share options	162	894	-	-	-	1.056
At 31 March 2006	**272.820**	**312.293**	**96.469**	**(2.870)**	**120.947**	**799.659**

Bank of Cyprus Group
Consolidated Statement of Changes in Equity

for the three months ended 31 March 2005

	Share capital *C£000*	Share premium *C£000*	Revaluation reserves and other reserves *C£000*	Exchange adjustments reserve *C£000*	Retained earnings *C£000*	Total equity *C£000*
At 1 January 2005	232.385	238.955	56.918	(2.828)	33.683	559.113
Gains from change in fair value of available-for-sale investments	-	-	1.071	-	-	1.071
Gains from change in fair value of financial instruments designated as cash flow hedges	-	-	786	-	-	786
Deferred tax	-	-	172	-	-	172
Exchange adjustments	-	-	-	280	-	280
Increase in value of life assurance policies in force	-	-	160	-	(160)	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(75)	-	-	(75)
Profit/(loss) recognised directly in equity	-	-	2.114	280	(160)	2.234
Profit after tax for the period	-	-	-	-	16.046	16.046
At 31 March 2005	**232.385**	**238.955**	**59.032**	**(2.548)**	**49.569**	**577.393**

Bank of Cyprus Group
Condensed Consolidated Cash Flow Statement

for the three months ended 31 March 2006

	Three months ended 31 Mar.	
	2006	*2005*
	C£000	*C£000*
Net cash flow from operating activities		
Profit before tax	**44.349**	19.520
Provisions for bad and doubtful debts	**18.141**	19.931
Depreciation of property and equipment and amortisation of intangible assets and discounts/premiums	**5.852**	4.605
Income from investments and disposal of property, equipment and intangible assets, less interest on subordinated loan stock	**(9.649)**	(11.997)
	58.693	32.059
Net increase in loans and advances to customers and other accounts	**(253.635)**	(224.578)
Net (decrease)/increase in customer deposits and other accounts	**(256.253)**	310.860
	(451.195)	118.341
Tax paid	**(2.185)**	(6.735)
Net cash flow (used in)/from operating activities	**(453.380)**	111.606
Net cash flow (used in)/from investing activities	**(78.564)**	151
Net cash flow used in financing activities	**(4.513)**	(3.821)
Net (decrease)/increase in cash and cash equivalents for the three months	**(536.457)**	107.936
Cash and cash equivalents		
At 1 January	**2.780.103**	1.601.133
Exchange adjustments	**28**	280
Net (decrease)/increase in cash and cash equivalents for the three months	**(536.457)**	107.936
At 31 March	**2.243.674**	1.709.349

1. General information

The Condensed Interim Consolidated Financial Statements include the financial statements of Bank of Cyprus Public Company Ltd (the "Company") and all its subsidiaries, which together are referred to as the "Group", and were authorised for issue by a resolution of the Board of Directors on 11 May 2006.

The Condensed Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended 31 December 2005.

The financial statements are expressed in Cyprus pounds (C£).

2. Unaudited financial statements

The Condensed Interim Consolidated Financial Statements for the three months ended 31 March 2006 have not been audited by the Group's external auditors.

3. Accounting policies

The Condensed Interim Consolidated Financial Statements for the three months ended 31 March 2006 have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and the International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB), including International Accounting Standard (IAS) 34 "Interim Financial Reporting".

All IFRSs issued by the IASB and effective at the time of preparing these financial statements, have been adopted by the EU through the endorsement procedure established by the European Commission, with the exception of the amendment to IAS 21 "The effects of changes in foreign exchange rates – net investment in a foreign operation" which was issued by the IASB on 15 December 2005, is effective for annual accounting periods commencing on or after 1 January 2006 and which has not yet been endorsed by the EU. Since the Group is not affected by this amendment, these condensed consolidated financial statements comply with both the IFRSs as adopted by the EU and the IFRSs as issued by the IASB.

The accounting policies that have been followed for the preparation of the Condensed Interim Consolidated Financial Statements for the three months ended 31 March 2006 are the same as those followed for the preparation of the financial statements for year 2005, with the exception of the adoption by the Group of the new and amended IFRSs as of 1 January 2006. It is noted that as of 1 January 2006, the Group has adopted the stricter regulations issued by the Central Bank of Cyprus regarding suspension of income. According to the new regulations, income is suspended on all loans and advances that are more than three months in arrear (six months until 31 December 2005) and are not fully secured. The suspension of income is also applied to all other loans and advances of the customers who have a specific facility that falls under the aforementioned criteria.

Adoption of new and amended IFRSs
As from 1 January 2006, the following new and amended IFRSs and Interpretations came into force:

IAS 19 (amended): Employee benefits
This amendment introduces the option of an alternative recognition approach for actuarial gains and losses on defined benefit plans. The Group has not changed its accounting policy regarding the recognition of actuarial gains and losses. Adoption of this amendment will affect the format and extent of disclosures presented in the Group's annual financial statements.

IAS 39 (amended): Cash flow hedge accounting of forecast intra-group transactions
The amendment allows the foreign currency risk of a highly probable forecast intra-group transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and (b) the foreign currency risk will affect the consolidated income statement. The Group does not currently have any intra-group transactions that could qualify as hedged items in the consolidated financial statements.

3. Accounting policies *(continued)*

Adoption of new and amended IFRSs *(continued)*
IAS 39 and IFRS 4 (amended): Financial guarantee contracts
This amendment requires issued financial guarantees (other than those previously asserted by the Group to be insurance contracts) to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred and (b) the expenditure required to settle the commitment at the balance sheet date. There was no material effect on the results and financial statements of the Group as a result of the adoption of the amended standards.

IFRS 1 (amended): First-time adoption of International Financial Reporting Standards and IFRS 6 (amended): Exploration for and evaluation of mineral recourses
These amendments are not relevant to the activities of the Group.

IFRIC Interpretation 4: Determining whether an arrangement contains a lease
The Interpretation specifies criteria for the determination of whether an agreement is or contains a lease and specifies the circumstances under which agreements that do not have the legal nature of a lease should be recognised according to IAS 17 "Leases". The adoption of the Interpretation did not have a material effect on the financial statements of the Group.

IFRIC Interpretation 5: Right to interest arising from decommissioning, restoration and environmental rehabilitation funds and IFRIC Interpretation 6: Liabilities arising form participating in a specific market - waste electrical and electronic equipment
These Interpretations are not relevant to the activities of the Group.

IFRSs that have been issued by the IASB but have not yet been adopted by the EU
The Group has not adopted the following IFRSs, which were issued by the IASB and have come into effect, but have not yet been adopted by the EU:

IAS 21 (amended): The effects of changes in foreign exchange rates - net investment in a foreign operation (effective as from 1 January 2006)
This amendment mainly requires exchange differences arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation to be recognised initially in equity irrespective of the currency of the monetary item. The amendment does not have an impact on the financial statements of the Group.

4. Segmental analysis

The Group has three principal business segments: (a) banking and financial services, (b) life and general insurance business and (c) property and hotel business.

The Group's business is mainly conducted in three geographic segments: (a) Cyprus, (b) Greece and (c) other countries, primarily the United Kingdom and Australia.

The primary reporting format is by business segment.

	Banking and financial services		Insurance business		Property and hotel business		Total	
	Three months ended 31 Mar.		*Three months ended 31 Mar.*		*Three months ended 31 Mar.*		*Three months ended 31 Mar.*	
	2006 C£000	*2005 C£000*	***2006 C£000***	*2005 C£000*	***2006 C£000***	*2005 C£000*	***2006 C£000***	*2005 C£000*
Turnover	**196.114**	167.751	**18.146**	16.116	**1.836**	2.372	**216.096**	186.239
Profit before tax	**39.173**	14.708	**4.661**	3.394	**515**	1.418	**44.349**	19.520

5. Other income

Other income for the three months ended 31 March 2006 includes dividend income of C£17 thousand (corresponding period of 2005: C£62 thousand).

6. Other operating expenses

Other operating expenses for the three months ended 31 March 2006 include depreciation of property and equipment and amortisation of intangible assets of C£4.721 thousand (corresponding period of 2005: C£4.964 thousand).

7. Basic and diluted earnings per share

	Three months ended 31 Mar.	
	2006	*2005*
Profit after tax (C£ thousand)	**37.221**	16.046
Weighted average number of shares in issue during the period (thousand)	**545.316**	498.345
Weighted average number of shares, adjusted for the exercise of share options (thousand)	**545.419**	498.345
Basic and diluted earnings per share (cent)	**6,8**	3,2

The Group has issued Share Options to its employees, which are potentially dilutive ordinary shares. The diluted earnings per share are calculated after adjusting the weighted number of shares in issue during the period, under the assumption that all potentially dilutive ordinary shares are converted into shares.

The weighted average number of shares for the three months ended 31 March 2005 has been adjusted to reflect the bonus element of the issue of shares under the Dividend Reinvestment Plan, resulting from the dividend payment in June 2005 and the rights issue in December 2005.

8. Loans and other advances to customers

	31 Mar. 2006	*31 Dec. 2005*
	C£000	*C£000*
Loans and other advances to customers	**7.684.275**	7.398.021
Provisions for bad and doubtful debts	**(434.532)**	(413.810)
	7.249.743	6.984.211

8. Loans and other advances to customers *(continued)*

Provisions for bad and doubtful debts and suspended income

	Provisions	Suspended income	**Total**
	C£000	*C£000*	***C£000***
At 1 January 2006	292.478	121.332	**413.810**
Exchange adjustments	306	39	**345**
Applied in writing off advances	(5.825)	(1.805)	**(7.630)**
Suspended income less collections	-	8.256	**8.256**
Collections of loans previously written off	1.610	-	**1.610**
Charge of the period	18.141	-	**18.141**
At 31 March 2006	306.710	127.822	**434.532**

9. Capital expenditure

The total capital expenditure of the Group for the period from 1 January 2006 to 31 March 2006 amounts to C£3.437 thousand (corresponding period of 2005: C£4.242 thousand).

10. Other assets

Other assets at 31 March 2006 include the positive fair value of derivative financial instruments of C£17.460 thousand (31 December 2005: C£8.229 thousand).

11. Other liabilities

Other liabilities at 31 March 2006 include the negative fair value of derivative financial instruments of C£8.685 thousand (31 December 2005: C£12.608 thousand) and provisions for pending litigation or claims of C£2.025 thousand (31 December 2005: C£2.025 thousand).

12. Subordinated loan stock

	31 Mar. 2006	*31 Dec. 2005*
	C£000	*C£000*
Subordinated Bonds 2006/2011 in Euro (€275 million)	**158.356**	157.625
Subordinated Bonds 2008/2013 in Euro (€200 million)	**114.947**	114.422
Capital Securities Series A (C£65 million)	**63.211**	62.781
Capital Securities Series B (C£30 million)	**29.883**	29.753
	366.397	364.581

12. Subordinated loan stock *(continued)*

All subordinated loan stock has been issued by the Company. The subordinated loan stock is not secured and the rights and claims of loan stockholders are subordinated to the claims of depositors and other creditors of the Company, but have priority over the shareholders of the Company.

The Subordinated Bonds 2006/2011 bear a floating rate of interest, mature in June 2011 and were issued in Euro (€275 million) in June 2001. The Company has the option to redeem the bonds in whole during or after June 2006. The interest rate of the bonds is the three-month Euribor plus 1,20% until June 2006 and plus 2,40% thereafter. The bonds are listed on the Luxembourg Stock Exchange.

The Company maintains a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1.500 million. Under this programme, the Company has issued in October 2003, €200 million floating rate bonds 2008/2013 in Euro maturing in October 2013. The Company has the option to call the bonds during or after October 2008. The interest rate of the bonds is the three-month Euribor plus 1,00% until October 2008 and plus 2,20% thereafter. The issue price of the bonds was set at 99,766%. The bonds are listed on the Luxembourg Stock Exchange.

Capital Securities Series A amounting to C£65 million and Series B amounting to C£30 million were issued in Cyprus pounds in February 2003 and March 2004 respectively, and have been offered in Cyprus. The Capital Securities rank as Tier 1 capital and have no maturity date. They may, however, be redeemed in whole at the option of the Company, subject to the prior consent of the Central Bank of Cyprus, at their nominal amount together with any outstanding interest payments, five years after their issue date or on any interest payment date thereafter. The Capital Securities bear floating interest rate, which is revised every three months. The interest rate is equal to the base rate of the Company at the beginning of each three-month period plus 1,00%. Interest is payable quarterly. The Capital Securities are listed on the Cyprus Stock Exchange.

Post balance sheet event
Under its EMTN Programme, the Company has issued €200 million floating rate Subordinated Bonds in Euro in May 2006. The interest rate of the bonds is the three-month Euribor plus 0,60% until May 2011 and plus 1,60% thereafter. The issue price of the bonds was set at 99,861%. The bonds mature in May 2016 but the Company has the option to redeem them in whole during or after May 2011. The bonds are listed on the Luxembourg Stock Exchange.

13. Share capital

	31 Mar. 2006		*31 Dec. 2005*	
	Shares (thousand)	***C£000***	*Shares (thousand)*	*C£000*
Authorised				
Shares of 50 cent each	**600.000**	**300.000**	600.000	300.000
Issued and fully paid				
At 1 January	**545.316**	**272.658**	464.771	232.385
Issue of shares	**-**	**-**	77.902	38.951
Dividend reinvestment	**-**	**-**	2.643	1.322
Exercise of share options	**323**	**162**	-	-
31 March 2006/31 December 2005	**545.639**	**272.820**	545.316	272.658

13. Share capital *(continued)*

In December 2005 the Company increased its share capital by 77.902 thousand shares paid in cash, through a rights issue at the price of C£1,40 per share. The total capital raised amounted to C£109.063 thousand, of which C£38.951 thousand represents share capital and the remaining C£70.112 thousand represents share premium.

The Company has established a Dividend Reinvestment Plan under which all shareholders have the opportunity to reinvest all or part of their dividend in Bank of Cyprus Public Company Ltd shares at a 10% discount on the market value. The share price under the Dividend Reinvestment Plan for the dividend paid on 18 June 2005 was set at C£1,60 per share. As a result of the dividend reinvestment, the Company's share capital and share premium increased by C£1.322 thousand (2.642.800 shares) and C£2.907 thousand respectively.

The Company has granted Share Options to all Group employees who were in service on 31 December 2000. The total number of Share Options granted was 3.216.700 and they give the holder the right to buy one share of the Company at the price of C£3,26 per share (as adjusted after the share issue). The Share Options can be exercised by their holders from 31 January 2004 to 31 December 2007. During the three months ended 31 March 2006, 323.816 Share Options (2005: nil) were exercised by their holders and 2.575.534 Options remain unexercised as at 31 March 2006. As a result of the exercise of the Options, the Company's share capital and share premium increased by C£162 thousand (323.816 shares) and C£894 thousand respectively.

14. Dividend

On 27 February 2006, the Board of Directors of the Company decided to propose the payment of a dividend of 7 cent per share, amounting to C£38.195 thousand. The proposed dividend will be submitted for approval to the Annual General Meeting of the shareholders which will take place on 30 May 2006. The Board of Directors also proposes that the ex-dividend date will be on 2 June 2006. As a result, registered shareholders on 1 June 2006 will be eligible to receive the dividend. The proposed dividend is not recognised as a liability in the financial statements until its approval by the Annual General Meeting and its subsequent payment to shareholders.

15. Staff number

The number of persons employed by the Group as at 31 March 2006 was 6.062 (31 December 2005: 6.065).

16. Group companies

The Condensed Consolidated Financial Statements of the Group at 31 March 2006 include the following companies, by country of incorporation:

Cyprus: Bank of Cyprus Public Company Ltd, Mortgage Bank of Cyprus Ltd, Cyprus Investment and Securities Corporation Ltd (CISCO), General Insurance of Cyprus Ltd, EuroLife Ltd, Kermia Ltd, Kermia Properties & Investments Ltd, Kermia Hotels Ltd, BOC Ventures Ltd, Tefkros Investments Ltd, Bank of Cyprus Mutual Funds Ltd and JCC Payment Systems Ltd.

Greece: Bank of Cyprus Public Company Ltd (branch), Kyprou Leasing SA, Kyprou Commercial SA, Kyprou Securities SA, Kyprou Mutual Fund Management Company (AEDAK), Kyprou Properties SA, Kyprou Insurance Services Ltd, Kyprou Zois (branch of EuroLife Ltd) and Kyprou Asfalistiki (branch of General Insurance of Cyprus Ltd).

United Kingdom: Bank of Cyprus United Kingdom (branch of Bank of Cyprus Public Company Ltd).
Channel Islands: Bank of Cyprus (Channel Islands) Ltd and Tefkros Investments (CI) Ltd.
Australia: Bank of Cyprus Australia Pty Ltd.
Ireland: BOC International Fund Management Ltd.

16. Group companies *(continued)*

All companies are wholly owned subsidiaries (100%) of the Group, except for JCC Payment Systems Ltd, in which the Company owns 45% of the issued share capital. This company is accounted for as an interest in a jointly controlled entity.

On 1 January 2006, the operations, assets and liabilities of the Group subsidiary companies Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus Factors Ltd were transferred to Bank of Cyprus Public Company Ltd, with the parallel dissolution, without receivership, of the two subsidiaries.

There was no other change in the companies that were consolidated or in the method of consolidation compared to 31 March 2005 and 31 December 2005.

17. Other information

- There are no fixed charges in favour of third parties over the Group's property and equipment as at 31 March 2006.

- The Group's provision for pending litigation or claims at 31 March 2006 is set out in Note 11. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position and operations.

- There is a pending legal dispute between the Company and Mr A. Georgiou, regarding the alleged exercise of an option for the sale of shares the Group holds in Universal Life Insurance Public Co. Ltd. An application for the payment by the Company of an amount up to $77.112 thousand (C£36.720 thousand) plus interest is pending before the courts of New York, relating to balances that certain customers allegedly maintain with Bank of Cyprus Public Company Ltd. This application, which relates to executing a judgement of the courts against third parties, does not create any legal obligation for the Company if no accounts exist in the names of third parties/customers. The Company, pursuant to consultation and advice from the Group's legal counsel, expects that the final outcome of the above proceedings will not have a material effect on the Group's financial position.

- On 27 July 2005, the Securities and Exchange Commission of Cyprus announced that it has carried out an investigation into a possible breach by the Company of the provisions of articles 67 and 68 of the Cyprus Stock Exchange Law, with respect to the sale of shares in Greece in October 2000, and that a report on its findings will be prepared and sent to the Attorney General of the Republic of Cyprus.

Bank of Cyprus Group

FINANCIAL DATA AND INFORMATION FOR THE PERIOD ENDED 31 MARCH 2006 (expressed in Euro)

The financial information presented below is aiming to provide a general awareness about the financial position and financial results of the Bank of Cyprus Group (the "Group") and the parent company Bank of Cyprus Public Company Ltd (the "Company"). We therefore recommend that, before making any investment decision or *other transaction with the Group, readers should visit the Group's website (www.bankofcyprus.com - Investor Relations / Financial Information) where the Condensed Interim Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRSs) are available,* together with the auditor's review report when required and the detailed explanatory statement of results. These documents are also available at the Registered Office of the Company (51 Stassinou Street, Ayia Paraskevi, Strovolos, P.O. Box 24884, 1398 Nicosia, Cyprus, Telephone: +357 22842128, Fax: +357 22378112).

Bank of Cyprus Group

Condensed Consolidated Income Statement
for the three months ended 31 March 2006

	Notes	Tree months ended 31 Mar. 2006 €000	2005 €000
Turnover		375.167	323.332
Net interest income		136.078	114.335
Net fee and commission income		41.380	35.679
Foreign exchange income		6.648	5.406
Net gains on sale and change in fair value of financial instruments		14.569	264
Income from insurance business		12.309	10.267
Other income	2	1.748	4.743
		212.732	*170.694*
Staff costs		(66.262)	(65.818)
Other operating expenses	3	(37.981)	(36.385)
Profit before provisions		108.489	68.491
Provisions for bad and doubtful debts		(31.495)	(34.602)
Profit before tax		76.994	33.889
Tax		(12.374)	(6.031)
Profit after tax		64.620	27.858
Basic and diluted earnings per share (cent)		11,9	5,6

Condensed Consolidated Balance Sheet
as at 31 March 2006

	Notes	31 Mar. 2006 €000	31 Dec. 2005 €000
Assets			
Cash and balances with central banks		627.359	1.061.946
Placements with banks		3.753.474	4.476.215
Investments at fair value through profit or loss		249.283	155.089
Loans and other advances to customers		12.586.359	12.125.366
Investments available-for sale and held-to-maturity		3.531.974	3.377.189
Property and equipment		275.200	277.194
Intangible assets		18.523	18.970
Other assets	5	405.663	331.613
		21.447.835	21.823.582
Life assurance business net assets attributable to policyholders		437.274	402.441
Total assets		21.885.109	22.226.023
Liabilities			
Amounts due to banks		480.144	308.592
Customer deposits and other accounts		17.992.988	18.618.898
Debt securities in issue		556.951	552.458
Other liabilities	6	393.349	388.370
		19.423.432	19.868.318
Life assurance business liabilities to policyholders		*437.274*	*402.441*
Subordinated loan stock		636.106	632.953
Equity			
Share capital		473.646	473.365
Reserves		*914.651*	*848.946*
		1.388.297	1.322.311
Total liabilities and equity		21.885.109	22.226.023
Contingent liabilities and commitments			
Contingent liabilities		1.408.436	1.338.210
Commitments		2.283.542	2.412.703

V. G. Rologis, *Chairman*
A. Artemis, *Vice Chairman*
A. Eliades, *Group Chief Executive Officer*
C. G. Stavrakis, *Chief Executive Officer - Cyprus & and Deputy Group Chief Executive Officer*
Y. Kypri, *Group Chief General Manager*
Chr. Hadjimitsis, *Group General Manager Finance*

Information extracted from the Condensed Consolidated Statement of Changes in Equity
for the three months ended 31 March 2006

	Three months ended 31 Mar. 2006 €000	2005 €000
Total equity, 1 January	1.322.311	970.682
Profit after tax	*64.620*	*27.858*
Exercise of share options	1.833	-
Net (losses)/profits recognised directly in equity	(467)	3.878
Total equity, 31 March	1.388.297	1.002.418

Information extracted from the Condensed Consolidated Cash Flow Statement
for the three months ended 31 March 2006

	Three months ended 31 Mar. 2006 €000	2005 €000
Net cash flow (used in)/from operating activities	(787.119)	193.761
Net cash flow (used in)/from investing activities	(136.396)	262
Net cash flow used in financing activities	(7.835)	(6.634)
Net (decrease)/increase in cash and cash equivalents for the three months	(931.350)	187.389
Cash and cash equivalents		
At 1 January	4.826.568	2.779.745
Exchange adjustments	49	486
Net (decrease)/increase in cash and cash equivalents for the three months	(931.350)	187.389
At 31 March	3.895.267	2.967.620

Bank of Cyprus Public Company Ltd

Condensed Income Statement
for the three months ended 31 March 2006

	Notes	Three months ended 31 *Mar.* 2006 €000	2005 €000
Turnover		329.729	275.797
Net interest income		131.702	104.861
Net fee and commission income		36.683	31.965
Foreign exchange income		6.613	5.405
Net gains on sale and change in fair value of financial instruments		14.381	392
Other income	2	486	1.342
		189.865	143.965
Staff costs		*(61.205)*	*(59.182)*
Other operating expenses	3	(34.495)	(32.438)
Profit before provisions		94.165	52.345
Provisions for bad and doubtful debts		(30.174)	(31.833)
Profit before tax		63.991	20.512
Tax		*(10.092)*	(3.583)
Profit after tax		53.899	16.929
Basic and diluted earnings per share (cent)		9,9	3,4

Condensed Balance Sheet
as at 31 March 2006

	Notes	31 Mar. 2006 €000	31 Dec. 2005 €000
Assets			
Cash and balances with central banks		621.078	1.054.470
Placements with banks		3.675.306	4.412.832
Investments at fair value through profit or loss		232.066	138.361
Loans and other advances to customers		11.239.837	10.421.095
Bank accounts of Group companies	4	*1.188.903*	*1.560.818*
Investments available-for-sale and held-to-maturity		3.477.063	3.325.641
Investments in Group companies		327.186	322.438
Property and equipment		228.689	229.448
Intangible assets		16.344	16.253
Other assets	5	*267.075*	*194.645*
Total assets		21.273.547	21.676.201
Liabilities			
Amounts due to banks		480.688	305.385
Customer deposits and other accounts		*17.595.200*	*18.227.660*
Bank accounts of Group companies	4	350.708	393.806
Debt securities in issue		556.451	551.958
Other liabilities	6	265.694	241.722
		19.248.741	19.720.531
Subordinated loan stock		636.106	632.953
Equity			
Share capital		473.646	473.365
Reserves		915.054	849.352
		1.388.700	1.322.717
Total liabilities and equity		21.273.547	21.676.201
Contingent liabilities and commitments			
Contingent liabilities		2.253.146	1.400.344
Commitments		1.472.082	2.381.326

V. G. Rologis, *Chairman*
A. Artemis, *Vice Chairman*
A. Eliades, *Group Chief Executive Officer*
C. G. Stavrakis, *Chief Executive Officer - Cyprus & and Deputy Group Chief Executive Officer*
Y. Kypri, *Group Chief General Manager*
Chr. Hadjimitsis, *Group General Manager Finance*

Information extracted form the Condensed Statement of Changes in Equity
for the three months ended 31 March 2006

	Three months ended 31 *Mar.* 2006 €000	2005 €000
Total equity, 1 January	1.322.717	971.089
Profit after tax	53.899	16.929
Exercise of share options	1.833	-
Net profits recognised directly in equity	8.817	14.857
Transfer of reserves of subsidiary companies following their merger with the parent company	1.434	-
Total equity, 31 March	1.388.700	1.002.875

Information extracted from the Condensed Cash Flow Statement
for the three months ended 31 March 2006

	Three months ended 31 Mar. 2006 €000	2005 €000
Net cash flow (used in)/from operating activities	(806.472)	190.839
Net cash flow (used in)/from investing activities	(135.868)	1.766
Net cash flow used in financing activities	(3.606)	(6.634)
Net (decrease)/increase in cash and cash equivalents for the three months	(945.946)	185.971
Cash and cash equivalents		
At 1 January	4.796.108	2.707.470
Exchange adjustments	42	163
Net (decrease)/increase in cash and cash equivalents for the three months	(945.946)	185.971
At 31 March	3.850.204	2.893.604

1. The Condensed Interim Consolidated Financial Statements were authorised for issue by a resolution of the Board of Directors on 11 May 2006.The Condensed Interim Consolidated Financial Statements for the three months ended 31 March 2006 have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union and the International Financial Reporting Standards as issued by the International Accounting Standards Board, including International Accounting Standard 34 "Interim Financial Reporting".The financial statements are presented in Cyprus pounds (C£). For information purposes, extracts form *the condensed interim financial statements of the Group and the Company are presented in this announcement in Euro. The translation from Cyprus Pounds to Euro for information relating to the current period as well as prior periods presented was carried out using the average Euro-Cyprus Pound exchange rate at 31 March* 2006, which was €1 = C£0,5760.
2. Other income for the three months ended 31 March 2006 includes dividend income of €30 thousand (corresponding period of 2005: €108 thousand) for the Group and €28 thousand (corresponding period of 2005: €73 thousand) for the Company.
3. Other operating expenses for the three months ended 31 March 2006 include depreciation of property and equipment and amortisation of intangible assets of €8.196 thousand (corresponding period of 2005: €8.618 thousand) for the Group and €7.703 thousand (corresponding period of 2005: €7.839 thousand) for the Company.
4. The balances of receivables and payables derived from transactions of the Company with subsidiary and associated companies are set out in the Company balance sheet as "Bank accounts of Group companies".
5. Other assets at 31 March 2006 for the Group and the Company include the positive fair value of derivative financial instruments of €30.313 thousand (31 December 2005: €14.286 thousand).
6. Other liabilities at 31 March 2006 for the Group and the Company include the negative fair value of derivative financial instruments of €15.078 thousand (31 December 2005: €21.889 thousand) and provisions for pending litigation or claims of €3.516 thousand (31 December 2005: €3.516 thousand).
7. The number of persons employed by the Group as at 31 March 2006 was 6.062 (31 December 2005: 6.065) and by the Company was 5.553 (31 December 2005: 5.435).
8. The Condensed Interim Consolidated Financial Statements of the Group at 31 March 2006 include the following companies, by country of incorporation: **Cyprus**: Bank of Cyprus Public Company Ltd, Mortgage Bank of Cyprus Ltd, Cyprus Investment and Securities Corporation Ltd (CISCO), General Insurance of Cyprus Ltd, EuroLife Ltd, Kermia Ltd, Kermia Properties & Investments Ltd, Kermia Hotels Ltd, BOC Ventures Ltd, Tefkros Investments Ltd, Bank of Cyprus Mutual Funds Ltd and JCC Payment Systems Ltd. **Greece**: Bank of Cyprus Public Company Ltd (branch), Kyprou Leasing SA, Kyprou Commercial SA, Kyprou Securities SA, Kyprou Mutual Fund Management Company (AEDAK), Kyprou Properties SA, Kyprou Insurance Services Ltd, Kyprou Zois (branch of EuroLife Ltd) and Kyprou Asfalistiki (branch of General Insurance of Cyprus Ltd). **United Kingdom**: Bank of Cyprus United Kingdom (branch of Bank of Cyprus Public Company Ltd). **Channel Islands**: Bank of Cyprus (Channel Islands) Ltd and Tefkros Investments (CI) Ltd. **Australia**: Bank of Cyprus Australia Pty Ltd. **Ireland**: BOC International Fund Management Ltd. All companies are wholly owned subsidiaries (100%) of the Group, except for JCC Payment Systems Ltd, in which the Company owns 45% of the issued share capital. This company is accounted for as an interest in a jointly controlled entity. On 1 January 2006, the operations, assets and liabilities of the Group subsidiary companies Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus Factors Ltd were transferred to Bank of Cyprus Public Company Ltd, with the parallel dissolution, without receivership, of the two subsidiaries. There was no other change in the companies that were consolidated or in the method of consolidation compared to 31 March and 31 December 2005.
9. On 27 February 2006, The Board of Directors of the Company decided to propose the payment of a dividend of C£0,07 (€0,12[1]) per share, amounting to €66.311 thousand. The proposed dividend will be submitted for approval to the Annual General Meeting of the shareholders which will take place on 30 May 2006. The Board of Directors also proposes that the ex-dividend date will be on 2 June 2006. As a result, registered shareholders on 1 June 2006 will be eligible to receive the dividend.The proposed dividend is not recognised as a liability in the financial statements until its approval by the Annual General Meeting and its subsequent payment to *shareholders.* [1]The payment of the dividend will be based on the exchange rate in force on the working day immediately preceding the ex-divided date, which may be different than the rate used for the purposes of this announcement
10. There are no fixed charges in favour of third parties over the Group's property and equipment as at 31 March 2006.
11. The Group's provision for pending litigation or claims at 31 March 2006 is set out in Note 6. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position or operations.
12. As at 31 December 2005 there were loans and other advances to members of the Company's Board of Directors, key management personnel and connected persons amounting to €157.710 thousand for the Group and €153.201 thousand for the Company. There were also contingent liabilities in the form of documentary credits, guarantees and commitments to lend amounting to €71.212 thousand for the Group and €70.377 thousand for the Company. Connected persons include spouses, minor children and companies in which directors or key management personnel hold, directly or indirectly, at least 20% of the voting rights. Related party deposits with the Group and the Company amounted to €17.757 thousand.

Ⅲ Prospectus/ Information Memorandum

75

Bank of Cyprus Group

BANK OF CYPRUS PUBLIC COMPANY LIMITED

SHARE CAPITAL INCREASE
IN THE FORM OF A RIGHTS ISSUE

THIS OFFER IS ONLY APPLICABLE IN CYPRUS, GREECE AND THE UNITED KINGDOM AND IS ONLY ADDRESSED TO PERSONS THAT CAN LEGALLY ACCEPT IT.

MORE SPECIFICALLY, AND IN COMPLIANCE WITH RELEVANT SECURITIES LAW IN THE FOLLOWING COUNTRIES, THIS OFFER IS NOT ADDRESSED IN ANY WAY (IN WRITING OR OTHERWISE), DIRECTLY OR INDIRECTLY, WITHIN OR TO THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA, OR JAPAN, OR TO ANY OTHER COUNTRY IN WHICH ACCORDING TO THE LAWS OF SUCH A COUNTRY, THIS OFFER OR THE POSTAGE / DISTRIBUTION OF THIS OFFERING CIRCULAR IS ILLEGAL OR CONTITUTES BREACH OF ANY APPLICABLE LAW, RULE OR REGULATION. FOR THIS REASON, IT IS FORBIDDEN TO ADDRESS, DISTRIBUTE, SEND OR OTHERWISE PROMOTE COPIES OF THIS OFFERING CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS OR MATERIAL RELATING TO THIS OFFER TO PERSONS IN THESE COUNTRIES.

LEAD MANAGER

CISCO
Member of the Cyprus Stock Exchange

The Cyprus Investment and Securities Corporation Ltd

A. SUMMARY NOTE

This Summary Note contains a brief description of the operations and business strategy of the Bank of Cyprus Group ("the Group") and of Bank of Cyprus Public Company Ltd ("Bank of Cyprus", "the Bank", "the Company") as well as a summary of the terms of the present Rights Issue which are set out in Part A of the prospectus ("the Prospectus").

This Summary Note comprises the introductory section of the Prospectus. Investors must base any decision to invest in the securities on consideration of the Prospectus as a whole. In the event that a claim relating to the information contained in the Prospectus is brought before a court of justice, the plaintiff-investor will bear any potential costs relating to the translation of the Prospectus for the purposes of the legal proceedings. It is noted that civil liability attaches to the persons who have tabled the Summary Note including any translation thereof, and applied for its publication or notification only if the Summary Note is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus.

General Information and Operations

Bank of Cyprus Public Company Ltd was founded in Cyprus in 1899 and was registered as a public limited company under the Cyprus Company Law 18/1922 with registration number 165.

The Bank of Cyprus Group is the leading financial services organisation[1] in Cyprus, with a dynamic presence in Greece. The Group offers a wide range of financial products and services, which include banking services, finance, factoring, general and life insurance, brokerage, investment banking and mutual fund management.

The Bank has a leading position in Cyprus, with a market share in deposits among commercial banks of approximately 39%[2]. Since 1991, the Bank commenced its dynamic expansion in Greece where it holds a market share of around 3,8%[3]. Due to its expansion to countries with sizeable Cypriot or Greek communities or business ties, the Bank is widely recognized as the international bank of the Hellenism. The Group is well established in the United Kingdom. The Group's international activities were further enhanced in 2000 with the operation of a wholly owned subsidiary bank in Australia.

The Bank of Cyprus Group currently operates through a total of 284 banking outlets, of which 168 operate in Cyprus, 100 in Greece, 6 in the United Kingdom, 9 in Australia and one in the Channel Islands. Bank of Cyprus also has Representative Offices in Canada, USA, South Africa, Russia and Romania.

The Group's Total Assets at 31 December 2004 amounted to £10,26 billion and at 30 June 2005 to £11,38 billion. The Group's Shareholders' Funds at 31 December 2004 amounted to £559 million and at 30 June 2005 to £592 million. The shares of Bank of Cyprus are listed on the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX). The Bank is the largest listed company on the CSE in terms of market capitalisation. At 30 September 2005 the Bank's market capitalisation was £1.063,4 million, which represents 37% of the total market capitalisation of the CSE[4].

---

[1] *Source: Bank of Cyprus Group based on figures of the Central Bank of Cyprus.*

[2] *Source: Bank of Cyprus Group based on figures of the Central Bank of Cyprus.*

[3] *Source: Bank of Cyprus Group based on figures of Bank of Greece.*

[4] *Source: CISCO Ltd.*

The Head Office and Group Headquarters of Bank of Cyprus are located at 51 Stassinou Street, Ayia Paraskevi, Strovolos, 2002 Nicosia, Cyprus (telephone number: +357-22-842100).

The activities of the Bank and its subsidiary companies are not materially dependent on any patents, licences, industrial, commercial or financial contracts.

Summarised Financial Information

The summarised financial information set out below was extracted from the Group's financial statements for years 2002, 2003 and 2004, as restated pursuant to the adoption by the Group of the revised International Accounting Standard (IAS) 39, as from 1 January 2005. The financial statements for years 2002, 2003 and 2004 and the restatements thereof have been audited by the Group's external auditors.

CONSOLIDATED INCOME STATEMENT
for the years ended 31 December 2004, 2003 and 2002

	2004 **£ 000**	2003 £ 000	2002 £ 000
Net interest income	**245.880**	198.530	175.528
Profit before provisions	**137.749**	92.609	87.403
Profit/(loss) before tax	**50.937**	(20.675)	(12.094)
Profit/(loss) after tax	**38.529**	(32.066)	(19.511)

CONSOLIDATED BALANCE SHEET
as at 31 December 2004, 2003 and 2002

	2004 **£ 000**	2003 £ 000	2002 £ 000
Total assets	**10.259.983**	9.061.828	8.125.928
Total shareholders' funds	**559.113**	523.284	506.020
Subordinated loan stock	**367.593**	340.774	186.536
Share capital	**232.385**	232.385	218.724
Loans and advances to customers	**5.979.252**	5.279.892	4.766.742
Customer deposits and other accounts	**8.655.882**	7.390.059	6.836.268

Explanations on the Group's financial results for years 2003 and 2004

- Group profit after tax for 2004 reached £39 million against a loss of £32 million for 2003.
- Group core profit (profit before provisions for bad and doubtful debts and before tax) for 2004 reached £138 million, up by 49% against £93 million for 2003.
- The provision charge for bad and doubtful debts decreased to £84 million in 2004 against £110 million in 2003. The charge for 2004 represents 1,3% of total loans and advances.

Prospects and Financial Targets

The Group's financial results for the first six months of 2005 were very satisfactory and are in line with the targets set in the Group three-year (2005-2007) strategic plan.

Based on preliminary indications, the Group financial results for the third quarter 2005 are expected to show a marked improvement against those of the second quarter 2005. It is also expected that, based on present conditions, the results of the fourth quarter 2005 will be at similar levels to those of the third quarter 2005.

The continuous improvement of the Group's financial results arises from the efforts for cost containment, revenue enhancement and collection of overdue amounts, as well as enhanced return from the management of the Group's liquid assets.

Based on the three-year strategic plan, the Group targets by 2007 to:

- increase its Return on Equity (ROE) to a level higher than 13%, up from 7% for the year 2004 (30 June 2005: 11%), and
- contain its cost to income ratio below 58% compared to 62% for the year 2004 (30 June 2005: 59%).

Based on the three-year strategic plan, the Group has adopted actions for:

- productivity increase, resulting from changes in the organisational structure of the customer service network and the introduction of more developed and flexible systems and procedures,
- improvement in customer service, introduction of new products and entry into new markets,
- loan portfolio quality improvement, and
- continuation of the Group's dynamic expansion of profitable operations overseas.

Board of Directors and Executive Management

The Board of Directors of Bank of Cyprus Public Company Ltd comprises 16 members:

Vassilis Georgiou Rologis	***Chairman***
Andreas Charalambou Artemis	***Vice Chairman***
Theodoros Eleftheriou Aristodemou	
George Minou Georgiades	
George Alkiviadi David	
Anna Georgiou Diogenous	
Andreas Jacob Jacovides	
Demetris Panayioti Ioannou	
Christos Georgiou Mouski	
Evdokimos Xenophontos Xenophontos	
Christos Stavrou Pantzaris	
Demetris Zenonos Pierides	
Andreas Costandinou Pittas	

Polyvios Georgiou Polyviou

Costas Zenonos Severis

Christakis Georgiou Christofides

The Group's Executive Management team comprises 8 members, as follows:

Senior Executive Management Team

Andreas Kyriacou Eliades	Group Chief Executive Officer
Charilaos Georgiou Stavrakis	Chief Executive Officer Cyprus and Deputy Group Chief Executive Officer
Yiannis Soteri Kypri	Group Chief General Manager

Group General Managers

Antonis Ioannou Jacouris	Group General Manager Information and Operations
Vassos Kyriacou Shiarly	Group General Manager Domestic Banking
Christis Nearchou Hadjimitsis	Group General Manager Finance
Nicolas Theodosi Karydas	Group General Manager Risk Management
Constantinos Ioannou Vasilakopoulos	Group General Manager Bank of Cyprus Greece

Corporate Governance Code

Bank of Cyprus, as a company listed on the Cyprus Stock Exchange (CSE), adopts the principles of the CSE's code of corporate governance and is fully compliant with its provisions. Bank of Cyprus also complies with the provisions on corporate governance of listed companies as set out in law L3016/2002 of the Republic of Greece, pursuant to its listing on the Athens Exchange (ATHEX).

Staff

At the date of the Prospectus, the Group employs more than 5.993 persons, the majority of whom are employed at the banking operations of Cyprus and Greece.

Main Shareholders

Bank of Cyprus Public Company Ltd has a well diversified shareholder base, reaching 69.679 shareholders at 31 December 2004.

According to the Bank's shareholder register as at the date of this Prospectus, no single shareholder holds a percentage stake greater than 4,45%. All shareholders of the Bank have the same voting rights. The following table presents the main shareholders (>2%) of Bank of Cyprus:

Shareholder	Number of shares	%
Bank of Cyprus Staff Provident Fund	20.817.655	4,45%
The Chartered Bank Cyprus Staff Pension Fund	11.302.186	2,42%
Other shareholders	435.293.554	93,13%
Total	**467.413.395**	**100,00%**

Related Party Transactions and Contracts

At the date of this Prospectus, no Director has any interest, direct or indirect in any assets acquired by the Bank or any of its subsidiary companies in the last two years or is intended to be acquired by the Bank or any of its subsidiaries or has a material interest in any contract or agreement with preferential terms relating to the activities of the Company and/or its subsidiaries, except the Bank's subsidiary company General Insurance of Cyprus Ltd which on 14 January 2005 acquired the insurance portfolio of the company Georgios Giabra Pierides Ltd for a consideration of £540.000. Georgios Giabra Pierides Ltd have been general agents of General Insurance of Cyprus Ltd since 2000 and before then, were general agents of Guardian Royal Exchange and AXA, which withdrew from the Cyprus market. The then Chairman of the Board of Directors of Bank of Cyprus Mr. S. Triantafyllides and Mr. P. Polyviou, a Director of Bank of Cyprus and General Insurance of Cyprus Ltd, had a material interest in Georgios Giabra Pierides Ltd. Messrs S. Triantafyllides and P. Polyviou together with connected persons owned 99% of Georgios Giabra Pierides Ltd.

No Director or member of the Executive Management team of the Bank and or any of its subsidiaries has or has had directly or indirectly any material interest in any material contracts with the Bank or any of its subsidiaries at the date of this Prospectus, except:

(i) Mr. P. Polyviou, a member of the Board of Directors of the Bank, is partner in the Legal Practice Chryssafinis & Polyviou, who are the Group's external legal advisors,
(ii) Mr. C. Severis, a member of the Board of Directors of the Bank, is the major shareholder in the company D. Severis and Sons Ltd, which is a general agent of the Bank's subsidiary, General Insurance of Cyprus Ltd, and
(iii) Ms. A. Diogenous, a member of the Board of Directors of the Bank, has an indirect interest in the company Pylones SA Hellas, which following a tender offer procedure, supplies Bank of Cyprus Greece with electronic equipment and related maintenance services.

Auditors

The Group's financial statements are audited by external auditors. Ernst & Young Cyprus, ICPAC Reg. No. S001/047, has audited the Group's consolidated financial statements and the financial statements of the Bank and all its subsidiary companies for the years 2002-2004, except for the following companies: The Cyprus Investment and Securities Corporations Ltd (CISCO) whose financial statements were audited by KPMG Cyprus, ICPAC Reg. No. S069/028, Bank of Cyprus Mutual Funds Ltd whose financial statements were audited by Deloitte Cyprus, ICPAC Reg. No. E047/042 and JCC Payment Systems Ltd whose financial statements were audited by PricewaterhouseCoopers Cyprus, ICPAC Reg. No. E02/008.

Risk Factors

Investing in the Bank's Rights Issue and in its ordinary shares entails a series of risks. In addition to all other information included or incorporated by reference into the Prospectus, prospective investors must carefully consider the risk factors set out in Section B1.0 of the Prospectus before making an investment decision regarding the Company's Rights and ordinary shares. If any of the events described in the risk factors section occur, the Group, its financial condition or the results of its operations could be materially adversely affected and, accordingly, the value and market price of the Company's ordinary shares may drop, resulting in a loss of all or part of any investment in the Bank's rights and ordinary shares. Furthermore, the risks and uncertainties described in Section B1.0 of the Prospectus may not be the only ones faced by the Group. Additional risks and uncertainties which are not known at present or are not currently considered as material, may adversely affect the Group's business activities.

Memorandum of Association

The objects of establishment of the Company are described in article 3 of its Memorandum of Association. The main objects of establishment of the Company include, among others:

To carry on the business of banking, that of an investment company and that of brokerage of any kind as well as the business of Leasing, of Hire Purchase, of Factoring, of Forfeiting and to establish, manage and carry on branches and agencies in and outside Cyprus and to appoint managers, officers and agents for the purpose of carrying on the same with such powers and on such terms and conditions as may be deemed expedient.

The main objects of establishment of the Company are set out in Part B, Section 1.0 of the Prospectus.

Documents Available for Inspection

Copies of the following documents may be inspected during working days between 9.00 a.m. and 12.00 noon at the Bank's headquarters, 51 Stassinou Street, Ayia Paraskevi, Nicosia, Cyprus and at the Custody, Shareholders and Derivatives Clearing Department in Greece, 170 Alexandras Avenue, Athens during the period that the Prospectus shall be valid:

(i) Memorandum and Articles of Association of the Company,
(ii) written consents and certificates, as set out in Part C of the Prospectus,
(iii) audited financial statements of the Group, the Bank and its subsidiaries for years 2002, 2003 and 2004.

Timeplan of the Rights Issue by Bank of Cyprus

Date of approval of the Prospectus for publication	**20 October 2005**
Ex-Rights date	**26 October 2005**
Record Date for the Rights Issue	**31 October 2005**
Dispatch of Allotment Letters for shareholders registered on the Central Depository/Registry of the CSE *(not applicable for shareholders of Exempt Countries)*	**7 November 2005**
Dispatch of Notification Letters for shareholders registered on the Athens Central Depository *(not applicable for shareholders of Exempt Countries)*	**10 November 2005**
Rights Trading period on the CSE and ATHEX *(not applicable for shareholders of Exempt Countries)*	**22 November to 5 December 2005**
Subscription Period for holders of Rights registered on the Central Depository/Registry of the CSE *(not applicable for shareholders of Exempt Countries)*	**13 to 19 December 2005**
Subscription Period for holders of Rights registered on the DSS of the Athens Central Depository *(not applicable for shareholders of Exempt Countries)*	**22 November to 19 December 2005**
Final Subscription Date of the Rights *(not applicable for shareholders of Exempt Countries)*	**19 December 2005**

The Company will file all relevant documents relating to the listing of the New Shares with both the CSE and the ATHEX within five working days from the Final Subscription Date of the Rights.

The date of the introduction for trading of the New Shares will be announced to the CSE and the ATHEX and through the Cypriot and Greek press. The date of the introduction for trading of the New Shares will be within five working days from the date that the listing of the New Shares is approved by both Exchanges.

It is noted that the timetable may be affected by other unforeseen circumstances and may be altered accordingly. Such amendments will be announced to the CSE and the ATHEX and through the Cypriot and Greek press.

It is forbidden to address, distribute, send or otherwise promote copies of the Prospectus and any other promotional and related document or other material relating to this public offer by any person to or from the Exempt Countries. Furthermore, the exercise of the Rights by persons in the Exempt Countries is prohibited.

Information about the Rights issue

ISSUER	Bank of Cyprus Public Company Ltd
PROSPECTUS DATE	21 October 2005
AUTHORISED SHARE CAPITAL	£300.000.000 divided into 600.000.000 ordinary shares of nominal value of £0,50 each.
ISSUED SHARE CAPITAL BEFORE THE CURRENT RIGHTS ISSUE	£233.706.698 divided into 467.413.395 ordinary shares of nominal value of £0,50 η each.
NUMBER OF RIGHTS TO BE ISSUED	467.413.395
TOTAL SHARE CAPITAL TO BE LISTED (IN THE EVENT THAT ALL RIGHTS ARE EXERCISED)	Up to £38.951.116 divided into 77.902.232 ordinary shares of nominal value of £0,50 each.
NOMINAL VALUE OF THE SHARES	£0,50
SUBSCRIPTION PRICE OF THE NEW SHARES	£1,40 (€2,44)
SUBSCRIPTION RATIO	6 Rights for 1 New Share
RANKING OF NEW SHARES THAT WILL BE DERIVED FROM THE SUBSCRIBED RIGHTS	All New Shares will rank pari passu with the existing issued shares in all respects
USE OF PROCEEDS OF THE RIGHTS ISSUE	The proceeds of the issue will be used to strengthen the Group's capital adequacy and specifically its Tier 1 capital.
TAX STATUS FOR THE INVESTOR	Details relating to the tax status of investors appear in Part A Section III of the Prospectus.
TAX STATUS FOR THE COMPANY	Details relating to the Company's tax status appear in Part A Section III of the Prospectus.
MANAGER OF THE ISSUE	The Cyprus Investment and Securities Corporation Ltd (CISCO).

B. RISK FACTORS

Investment in the Bank's Rights Issue and in its ordinary shares entails a series of risks. Together with all other information included or incorporated by reference into the Prospectus, prospective investors must carefully consider the risk factors set out below before making an investment decision regarding the Company's Rights and ordinary shares. If any of the events described below occurs, the Group, its financial condition or the results of its operations could be adversely and materially affected and, accordingly, the value and market price of the Company's ordinary shares may drop, resulting in a loss of all or part of any investment in the Bank's Rights and ordinary shares. Furthermore, the risks and uncertainties described below may not be the only ones that might be faced by the Group. Additional risks and uncertainties which are unknown at present or are not currently considered as material, may adversely affect the Group's business operations.

RISKS RELATED TO THE BUSINESS OPERATIONS OF BANK OF CYPRUS

Strategic targets set out in the Group's three year strategic plan regarding the Group's Return on Equity and cost to income ratio may not be achieved

Through its three year strategic plan (2005-2007) the Group continues to develop and adopt strategic targets which include:

- productivity increase through:
  - changes in the organisational structure of its customer service network and
  - introduction of more developed and flexible systems and procedures,
- improvement in customer service, introduction of new products and entry into new markets,
- loan portfolio quality improvement,
- continuation of its dynamic expansion overseas.

Even though the Bank's results to date are very satisfactory and are in line with the targets set in the Group's three-year strategic plan, it cannot be assured that the Bank will fully meet its targets of increasing its Return on Equity to a level higher than 13% and containing its cost to income ratio below 58% by 2007.

Non Performing Loans represent a significant percentage of the Group's Loan Portfolio

Non performing loans and advances (with arrears exceeding 6 months) will continue to affect the Group's operating results, as in the past. At 30 June 2005, the Group's non performing loans and advances, after suspension of interest income, amounted to £583 million, representing approximately 8,7% of total Group loans and advances. The level of the Group's non performing loans and advances is significantly higher than that of many other banks in the European Union.

The majority of performing loans and advances originate from banking operations in Cyprus. Although these loans and advances are secured by collateral, the time required to foreclose the collateral is long. Due to legal issues relating to the guarantees, non performing loans and advances remain on the Group's Balance Sheet for significantly longer time than of other banks in the European Union.

To this end, concerted efforts are made by Cypriot banks in an attempt to change the procedures of foreclosing collateral in Cyprus. Furthermore, the Group has taken measures for the improvement of its loan portfolio and intends to intensify these measures in the future. These measures include the improvement of its credit approval systems and of its credit rating and credit scoring systems, but also the adoption of detailed and strict procedures for handling overdue amounts. No assurance can be provided that the legal framework of foreclosing collateral in Cyprus will be improved or that the measures taken by the Bank will affectively contain non-performing loans and advances. Furthermore there can be no assurance as to the Bank's satisfaction from the liquidation of collateral.

The regulatory framework of the banking sector in Cyprus is changing

Bank of Cyprus operations are supervised by the Central Bank of Cyprus. Similar to other banks in Cyprus, Bank of Cyprus has to comply with the requirements of the European Union and of the Cyprus legislation, as well as with the regulation and supervision of the Central Bank of Cyprus.

The introduction of stricter legal or regulatory changes which may take place in the future as a result of regulations of the European Union or of the Central Bank of Cyprus may adversely affect the Group's results and financial condition.

Economic and political and developments in Cyprus, Greece and globally

The Group is a financial services organisation and therefore is operating and affected by developments in the Cypriot and Greek as well as the global money and capital markets.

Consequently the Group's results and financial condition are affected to a large extent by macro economic factors such as the phases of the economic cycle, economic developments, changes in the legal framework and political developments to the extent that they have a direct impact on the money and capital markets. Other than market risk, the particular characteristics and developments in the businesses sector, from which the largest part of the banks' income is derived, equally affect the banking sector and might formulate its profitability framework.

Particularly, the major challenges and threats for the Bank derive from the deregulation of the credit system and its operation in the framework of the integrated euro zone system. These are mainly associated to the decrease in interest rates, the deterioration of interest rate margins and the intensification of competition. Furthermore the performance of the stock markets in Cyprus, Greece and internationally may play a significant role to the extent, that this affects the banks' attempts to differentiate and expand their sources of income, with the aim of minimising their risks. Also, a deviation from official forecasts of the growth rates of major macroeconomic and other indicators of the Cypriot and Greek Economy, like inflation and unemployment, may have a negative impact on the banking sector. Finally, major potential adverse political developments (at the national or international level) could possibly affect the economy, the capital markets and consequently the banking system.

The Bank's management having considered the factors addressed above plans and realigns its strategy, aiming in a contemporary and effective risk management. As a result a Risk Management Unit has been established which operates under international best practice standards, managing market, credit and operational risk, contributing to the continuous improvement of the Bank's and the Group's financial footings.

Intensification of competition

The Bank of Cyprus Group faces intense competition in all the areas in which it operates. In Cyprus, competition originates primarily from commercial banks, cooperative credit and savings institutions, and international banking units providing similar services and products. As a result of the harmonisation of the Cypriot banking sector to the European Union acquis communautaire, banking institutions licensed to operate in the EU are entitled to open branches in Cyprus without having to obtain a permit from the Central Bank of Cyprus, therefore potentially leading to increased competition.

Furthermore, the planned introduction of the Euro as a replacement of the national currency in 2008 will further reduce barriers to entry in the Cypriot market by other European banks and financial services companies possibly leading to increased competition.

In Greece, the Group competes with Greek banks, which control the largest share of the total assets of the banking system with cooperative banks and branches of credit institutions headquartered in European Union members countries.

Notwithstanding the Group's leading position in Cyprus and the dynamic growth of operations in Greece, it can not be assured that the Bank will continue to maintain its leading position in Cyprus or that it will accomplish its target of strengthening its position in the Greek banking sector.

Should the competition intensify due to the entry of foreign banks offering competitive interest rates in deposits and loans from those traditionally offered by the Bank, the Bank may face a deterioration in its profit margins. In order to compete with foreign banks, the Bank may offer more competitive rates, which may have a negative impact in its profitability. It is also possible that increased competition from foreign banks will adversely affect the results and financial condition of the Bank.

Litigation Risk

The Group as a financial services organisation may from time to time become involved in legal or arbitration proceedings which may significantly affect the Group's operations and results.

The litigation risk arises from pending or threatened legal proceedings against the Group which may pose significant costs to the Group.

Furthermore in the event that legal issues are not properly dealt with by the Group these may give rise to the nullity of contracts with customers, legal actions against the Group, adverse judgements and the diminished reputation of the Group. All these events may disrupt the smooth operation of the Group, possibly reducing the Group's reserves and profits.

Reference can be made to paragraphs 6(ii) (2) and 6(xiii) in Part C, Statutory Information of the Prospectus.

The Group's Management gives particular emphasis in properly assessing and managing the risks associated with legal disputes or arbitration proceedings and other legal issues and assesses that there is no specific legal dispute or arbitration proceeding which in recent years has had or may have a significant effect on the Group's financial position. In that regard, the Group's Management assesses and manages the risks associated with, legal proceedings and other legal issues.

Political and economic developments in Cyprus and elsewhere could adversely affect the Group's operations

External factors, like political and economic developments in Cyprus and overseas, may negatively affect the Bank's operations, its strategy and prospects. The Bank's financial condition, its operating results as well as its strategy and prospects may be adversely affected by events outside its control, which include but are not limited to:

- changes in Government policy,
- changes in the level of interest rates imposed by the European Central Bank,
- fluctuations in consumer confidence and level of consumer spending,
- European Union's regulations and directives relating the banking and other sectors,
- political instability or military conflict that impact Europe and/or other regions,
- taxation and other political, economic or social developments affecting Cyprus, Greece or any other country where the Group operates.

<u>RISKS RELATED TO THE BANK'S SHARES</u>

The Cyprus Stock Exchange and the Athens Exchange are less liquid and more volatile than other exchanges

Bank of Cyprus shares are traded on the Main Market of the Cyprus Stock Exchange (CSE) and the Athens Exchange (ATHEX). The CSE and ATHEX are less liquid than major markets elsewhere in Europe and the United States. Consequently, holders of Bank of Cyprus shares may face difficulties disposing of their shares, especially in large blocks. The value of the Bank's shares may be adversely affected by sales of substantial amounts of its shares or the perception that such sales could occur.

The CSE and ATHEX have in the past experienced substantial fluctuations in the market prices of listed securities. This has in the past, and may in the future affect, shares of companies listed on the CSE and ATHEX, including the market price and liquidity of Bank of Cyprus shares.

The price of Bank of Cyprus shares may be volatile

The market price of the Bank's shares may be subject to wide fluctuations in response to numerous factors, many of which are beyond the Bank's control. These factors include, but are not limited to, the following:

- fluctuations in the Group's results;
- the course of the Cyprus economy;
- potential or actual sale of large blocks of Bank of Cyprus shares in the market;
- changes in financial estimates by equity analysts or the Bank's failure to meet analyst expectations;
- allegations made or proceedings against current or former members of the Bank's Board of Directors and senior management team;
- political instability or military conflict in Cyprus or abroad; and
- the general state of the securities markets.

In addition, stock markets, in general, have experienced significant volatility since the September 11, 2001 terrorist attacks. Further terrorist attacks, retaliatory actions or an escalation of hostilities could result in further volatility in the market price of the Bank's shares. These market fluctuations may adversely affect the market price of the Bank's shares regardless of its actual performance and prospects.

PART A

TERMS OF RIGHTS ISSUE AND OTHER INFORMATION

I. Timeplan of the Rights Issue by Bank of Cyprus

Date of approval of the Prospectus for publication	**20 October 2005**
Ex-Rights date	**26 October 2005**
Record Date for the Rights Issue	**31 October 2005**
Dispatch of Allotment Letters for shareholders registered on the Central Depository/Registry of the CSE ***(not applicable for shareholders of Exempt Countries)***	**7 November 2005**
Dispatch of Notification Letters for shareholders registered on the Athens Central Depository ***(not applicable for shareholders of Exempt Countries)***	**10 November 2005**
Rights Trading period on the CSE and ATHEX ***(not applicable for shareholders of Exempt Countries)***	**22 November to 5 December 2005**
Subscription Period for holders of Rights registered on the Central Depository/Registry of the CSE ***(not applicable for shareholders of Exempt Countries)***	**13 to 19 December 2005**
Subscription Period for holders of Rights registered on the DSS of the Athens Central Depository ***(not applicable for shareholders of Exempt Countries)***	**22 November to 19 December 2005**
Final Subscription Date of the Rights ***(not applicable for shareholders of Exempt Countries)***	**19 December 2005**

The Company will file all relevant documents relating to the listing of the New Shares with both the CSE and the ATHEX within five working days from the Final Subscription Date of the Rights.

The date of the introduction for trading of the New Shares will be announced to the CSE and the ATHEX and through the Cypriot and Greek press. The date of the introduction for trading of the New Shares will be within five working days from the date that the listing of the New Shares is approved by both Exchanges.

It is noted that the timetable may be affected by other unforeseen circumstances and may be altered accordingly. Such amendments will be announced to the CSE and the ATHEX and through the Cypriot and Greek press.

It is forbidden to address, distribute, send or otherwise promote copies of the Prospectus and any other promotional and related document or other material relating to this public offer by any person to or from the Exempt Countries. Furthermore, the exercise of the Rights by persons in the Exempt Countries is prohibited.

Information of the Rights issue

ISSUER	Bank of Cyprus Public Company Ltd
PROSPECTUS DATE	21 October 2005
AUTHORISED SHARE CAPITAL	£300.000.000 divided into 600.000.000 ordinary shares of nominal value of £0,50 each.
ISSUED SHARE CAPITAL BEFORE THE CURRENT RIGHTS ISSUE	£233.706.698 divided into 467.413.395 ordinary shares of nominal value of £0,50 η each.
NUMBER OF RIGHTS TO BE ISSUED	467.413.395
TOTAL SHARE CAPITAL TO BE LISTED (IN THE EVENT THAT ALL RIGHTS ARE EXERCISED)	Up to £38.951.116 divided into 77.902.232 ordinary shares of nominal value of £0,50 each.
NOMINAL VALUE OF THE SHARES	£0,50
SUBSCRIPTION PRICE OF THE NEW SHARES	£1,40 (€2,44)
SUBSCRIPTION RATIO	6 Rights for 1 New Share
RANKING OF NEW SHARES THAT WILL BE DERIVED FROM THE SUBSCRIBED RIGHTS	All New Shares will rank pari passu with the existing issued shares in all respects
USE OF PROCEEDS OF THE RIGHTS ISSUE	The proceeds of the issue will be used to strengthen the Group's capital adequacy and specifically its Tier 1 capital.
TAX STATUS FOR THE INVESTOR	Details relating to the tax status of investors appear in Part A Section III of the Prospectus.
TAX STATUS FOR THE COMPANY	Details relating to the Company's tax status appear in Part A Section III of the Prospectus.
MANAGER OF THE ISSUE	The Cyprus Investment and Securities Corporation Ltd (CISCO).

II. TERMS OF ISSUE OF THE RIGHTS

1.0 ISSUE AND ALLOTMENT OF RIGHTS

At its meeting held on 15 September 2005, the Board of Directors of the Bank of Cyprus Public Company Limited ("the Bank") decided that the Bank's Shareholders' Funds be increased through the issue of share capital in the form of a Rights issue. The Rights issue is addressed to the Bank's shareholders registered on the Central Depository/Registry of the Cyprus Stock Exchange (CSE) and/or the Dematerialised Securities System (DSS) of the Athens Central Depository of the Athens Exchange (ATHEX) on 31 October 2005.

Up to 77.902.232 new ordinary shares of nominal value £0,50 each will be issued in the form of a Rights issue in the ratio of 1 new share for every 6 existing shares.

One (1) right will be issued and allotted for each one (1) existing ordinary share. Every six (6) rights ("the Rights") exercised will be converted into one (1) new fully paid ordinary share of nominal value £0,50 ("New Share").

Fractional shares will not be issued and any fractions will be ignored.

Example:
Number of existing shares: 100
Ratio for issue of New Shares 1:6.
Allotment of Rights for 100 existing shares = 100 Rights.
Exercise of 100 Rights: 6=16,67=16 New Shares (the fraction of 0,67 is ignored).

It is forbidden to address, distribute, send or otherwise promote copies of the Prospectus, in full or in part, and any other promotional and related documents or other material relating to this offer by any person to or from the Exempt Countries. Furthermore the exercise of the Rights by persons from Exempt Countries is prohibited.

2.0 SUBSCRIPTION PRICE OF NEW SHARES

The Subscription Price has been set by the Board of Directors of the Bank at its meeting on 15 September 2005.

Shareholders registered on the Central Depository/Registry of the CSE

The Subscription Price has been set at C£1,40 per New Share of nominal value £0,50.

Shareholders registered on the DSS of the Athens Central Depository

The Subscription Price has been set at €2,44 per New Share of nominal value £0,50.

3.0 TERMS OF PAYMENT

The subscription amount (number of new shares x Subscription Price) is payable in full at the time of exercising the Rights. The Rights can be exercised:

(a) from 13 December 2005 until 1.30 p.m. on 19 December 2005 for shareholders registered on the Central Depository/Registry of the CSE and

(b) from 22 November 2005 until 1.30 p.m. on 19 December 2005 for shareholders registered on the DSS of the Athens Central Depository,

otherwise the offer shall be deemed as having been rejected by the eligible holder and the Rights will remain under the Company's power.

4.0 PARALLEL TRADING ON THE CSE AND ATHEX

4.1 Trading of Rights on the CSE and ATHEX

The Rights will be transferable and tradable on the CSE and ATHEX.

The trading of the Rights on both the CSE and ATHEX will commence on 22 November 2005 and will continue up to and including 5 December 2005 (10 working days). As from 26 October 2005 (Ex Rights Date) the Bank's shares will be traded on the CSE and ATHEX excluding the right to participate in the Rights issue.

4.1.1 Trading on the CSE

On 7 November 2005, Allotment Letters will be dispatched to shareholders registered on the Central Depository/Registry of the CSE. Allotment Letters will be sent to Greece, United Kingdom and all the other countries- Member States of the European Union. Allotment Letters will not be sent to Exempt Countries.

The Rights registered on the Central Depository/Registry of the CSE can be transferred in full or in part. In order for the eligible holder to trade his Rights on the CSE, he will have to take the necessary steps for opening a trading account with a Member of the CSE and grant access to his Rights to such Member.

If the eligible holder already has a trading account with a Member of the CSE, then the opening of a new account is not necessary as long as he grants access to his Rights to such Member for transfer of all or part of his Rights. All transfers are registered on the Central Depository and the securities are registered in the name of the eligible holder on the third working day following the transaction date.

4.1.2 Trading on the ATHEX

Eligible holders who have their shares registered on the DSS of the Athens Central Depository will receive a Notification Letter informing them of, among others, the Number of the Rights that they are entitled to. These Notification Letters will not be sent to Exempt Countries.

The Rights of all shareholders registered on the DSS of the Athens Central Depository will be kept electronically on the DSS and will be traded electronically on the ATHEX.

4.2 Transferring procedures for Rights

All or part of the Rights can be transferred from the Central Depository/Registry of the CSE to the DSS of the Athens Central Depository in order to be traded on the ATHEX. Also, all or part of the Rights can be transferred from the DSS of the Athens Central Depository to the Central Depository/Registry of the CSE in order to be traded on the CSE.

The Rights to be transferred need to be already cleared and registered in the name of the holder and not subject to any charge or encumbrance as at the date of the transfer. The total time required for the transfer of cleared Rights is two working days from the day a transfer request is received by the CSE or the Athens Central Depository accordingly.

Transfer of Rights will be effected from 3 November until 5 December 2005 (Last Day of Trading). It is noted that no transfer of Rights will be possible after the end of the trading period.

4.2.1 Transfer of Rights from the Central Depository/Registry of the CSE to the DSS of the Athens Central Depository

The eligible holder of Rights that arise from shares registered on the Central Depository/Registry of the CSE who wishes to sell them on the ATHEX has to:

(a) be a registered investor on the ATHEX, i.e. he should have an Investor Share Code, a DSS Securities Account and a designated Operator for his Account, and

(b) complete and submit to the CSE the relevant "Application of Securities Transfer from the Central Depository/Registry of the CSE to the DSS of the Athens Central Depository"

4.2.2 Transfer of Rights from the DSS of the Athens Central Depository to the Central Depository/Registry of the CSE

The eligible holder of Rights that are arise from shares registered on the DSS of the Athens Central Depository who wishes to sell them on the CSE has to:

(a) be a registered investor on the CSE i.e. have a Securities Account at the Central Depository/Registry of the CSE and a Trading Account with a Member of the CSE, and

(b) request the Operator of his DSS Securities Account to ask the Athens Central Depository to transfer those Rights. In the event that the Athens Central Depository is the Operator then the eligible holder must directly submit an application for transfer to the Depository which will in turn execute the respective order.

5.0 PROCEDURE FOR THE EXERCISE OF THE RIGHTS

The Sponsor responsible for the collection of the subscription monies of the exercised Rights is The Cyprus Investment and Securities Corporation Limited (CISCO).

The exercise of Rights by investors of the Exempt Countries is prohibited. In the event that such investors exercise their Rights and the Bank becomes aware of this fact, the Bank will cancel such an exercise and will return the subscription monies to the investor.

Due to the fact that investors from Exempt Countries are not eligible to exercise their Rights, the Bank will distribute to such investors within 45 days from the Final Subscription Date, a cash-out benefit in the form of cheque payment. This cash-out benefit per Right will be equal to the weighted average closing price of the Rights on the CSE and ATHEX during the trading period of the Rights.

Subscription Procedures in Cyprus

The Subscription Period for the New Shares for shareholders registered on the Central Depository/Registry of the CSE has been set from 13 December 2005 until 19 December 2005. The Final Subscription Date is 19 December 2005.

The relevant Allotment Letters stating, among others, the Number of New Shares which each eligible holder is entitled to, will be dispatched on 7 November 2005. Allotment letters will be sent to Cyprus, Greece, United Kingdom and all the other countries -Member States of the European Union. Allotment Letters for the subscription of New Shares will not be sent to Exempt Countries.

Investors who will acquire Rights through the CSE during their trading period should contact any Bank of Cyprus branch in Cyprus during the Subscription Period to secure the relevant Allotment Letter in order to be able to subscribe for the New Shares.

In order to subscribe for New shares, eligible holders should submit the Allotment Letter that would have been sent to them and pay the subscription amount, promptly (i.e. before 1.30p.m. of the Final Subscription Date, i.e. 19 December 2005).

The subscription can take place at the following locations:

- All branches of Bank of Cyprus, and
- The Bank's Shares & Bonds Department (EuroLife House, 4 Evrou Street, Nicosia)

Cheques may be cashed by the Company upon receipt. Duly completed and signed Allotment Letters for subscription in New Shares accompanied by the relevant cheque shall constitute sufficient evidence that the cheque is good for payment when presented. In the event of bounced cheques, it shall be deemed that the eligible holder has not subscribed for the New Shares.

The submission of the Allotment Letter and the acceptance of the offered shares as evidenced by the signature of the eligible holder renders the acceptance of the shares irrevocable.

Eligible holders may, if they wish, subscribe for part of the New Shares they are entitled to. In such case, eligible holders must submit their Allotment Letter, duly completed and signed in respect of the number of New Shares they wish to subscribe for, and to pay the subscription amount that corresponds to the number of New Shares that they wish to subscribe for.

Upon subscription of the New Shares and payment of the subscription monies the offer will be deemed as having been accepted based on the terms of the Rights issue as presented in the Prospectus and the Company's Memorandum and Articles of Association. If the subscription amount for the New Shares offered is not paid by eligible holders by 1.30p.m. on 19 December 2005, at the latest, the present offer shall be deemed as having been rejected.

Subscription Procedure in Greece

The Subscription Period for shareholders registered on the DSS of the Athens Central Depository has been set from 22 November 2005 until 19 December 2005. The Final Subscription Date is 19 December 2005 until 1.30p.m.

The subscription for New Shares will take place during the Subscription Period (as described above) as follows:

- all branches of Bank of Cyprus, and
- through the Operators of the holders' DSS Securities Accounts (brokerage firm or custodian) (other than the Athens Central Depository) with the submission of the relevant documents, provided that such Operator consents to this.

Cheques may be cashed by the Company upon receipt. Duly completed and signed Subscription Forms (as described below) for subscription in New Shares accompanied by the relevant cheques shall constitute sufficient evidence that the cheques are good for payment when presented. In the event of bounced cheques, it shall be deemed that the eligible holder has not subscribed for the New shares.

In order to subscribe for New Shares, eligible holders must complete the relevant Subscription Form and present:

(i) the relevant Blocking Certificate of Rights, which can be provided to them by the Operator of their Securities Account on the DSS of the Athens Central Depository, or from the Athens Central Depository in the case that the Depository is the Operator.
(ii) Tax Identification Number
(iii) Identity card or passport
(iv) a copy of the DSS printout with the details of the Investor Share Code and Securities Account.

Furthermore, eligible holders need to state (a) their Investor Share Code (b) their DSS Securities Account and (c) the designated Operator of their Securities Account.

At the same time, they must pay the subscription amount for the New Shares (€2,44 per share) for which they are entitled to and wish to subscribe for.

A relevant receipt will be provided to those subscribing for the New Shares. Such receipt does not constitute a security, or a temporary title, and it is not tradable on the CSE or the ATHEX.

It is noted that for investors to be able to participate in the Rights issue they need to have an active Investor Share Code and Securities Account on the DSS, so that the shares that they will subscribe to can be credited to their account. Their Investor Share Code and their Securities Account will be printed on the Subscription Form. Investors should also state their designated Operator for the New Shares that will be allotted to them, by completing the Operator's number on the Subscription Form. In the case the investors do not wish to designate an Operator, then the code number of the Athens Central Depository (999) should be written on the Subscription Form, so that the shares are transferred to the Special Account of the Investors Share Code, whose Operator is the Athens Central Depository. It is advised though that investors designate an Operator for their New Shares and avoid the transfer of their New Shares to the Special Account, so that they are able to trade their New Shares as soon as the shares are introduced for trading.

The submission of the Subscription Form and the acceptance of the offered shares as evidenced by the signature of the eligible holder renders the acceptance of the shares irrevocable.

Eligible holders may, if they wish, subscribe for part of the New Shares they are entitled to. In such case, eligible holders must duly complete and sign the Subscription Form in respect of the number of New Shares they wish to subscribe for, and to pay the subscription amount that corresponds to those New Shares.

Upon subscription of the New Shares and payment of the subscription monies the offer will be deemed as having been accepted based on the terms of the Rights issue as presented in the Prospectus and the Company's Memorandum and Articles of Association. If the subscription amount for the New Shares offered is not paid by eligible holders by 19 December 2005, 1.30p.m. at the latest, the present offer shall be deemed as having been rejected.

6.0 VOTING RIGHTS/DIVIDENDS

The New Shares which will be issued pursuant to the subscription of New Shares shall rank pari passu in all respects with the existing fully paid shares of the Company. They shall be entitled to fully participate in any dividend payment with a record date that follows the date of issue of the New Shares.

The New Shares shall not, however, participate in any dividends which will be distributed to registered shareholders on any date prior to the record date.

7.0 SUBSCRIPTION FOR NEW SHARES OF UNEXERCISED RIGHTS

Within five working days from the Final Subscription Date of the Rights, the Company will be allowed to exercise all or part of the Rights which were not exercised by their holders during the Subscription Period and immediately sell the New Shares resulting from such exercise, provided that the Company will have already received irrevocable offers for such number of New Shares. Such sale can take place at the same or a higher price than the Subscription Price of the New Shares, provided that in the Company's opinion the net proceeds of such a sale after deduction of any costs and expenses incurred by the Company in relation to the sale, exceed the Subscription Price of the New Shares. The shares that will arise from the exercise of the Rights that were not exercised by their holders, will be immediately sold to the investors that would at the time have already submitted their irrevocable commitment to acquire such shares.

The Company shall distribute pro rata by cheque to the holders of unexercised Rights the net proceeds of such sale after deduction of the Subscription Price and any costs and expenses incurred by the Company in relation to the sale within forty-five (45) days of the Final Subscription Date, provided that entitlements are at least £5,00 per person. It is noted that no such amount will be paid in respect of fractional shares, which will be ignored.

It is noted that, as described in term 5.0 above, due to the fact that investors from Exempt Countries are not eligible to exercise their Rights, the Bank will distribute to such investors a cash-out benefit. This cash-out benefit per Right will be equal to the weighted average closing price of the Rights on the CSE and ATHEX during the trading period of the Rights.

PART B

BUSINESS DESCRIPTION

Not included in this translation.

PART C

STATUTORY AND OTHER INFORMATION

1.0 EXTRACTS FROM THE ARTICLES OF ASSOCIATION

Extracts from the Company's Articles of Association relating to voting rights, rights for profit distribution, rights in the case of a winding up and other rights are presented below:

SHARES

"3. Subject to any directions to the contrary that may be contained in a Special Resolution passed at the General Meeting of the Company, all new shares and/or other securities which give the right to purchase shares in the Company and/or which may be converted into shares in the Company, shall before issue be offered to the members of the Company in proportion (pro-rata) to the shares held by them on a date fixed by the Board of Directors. Such offer shall be made to the members by a notice in writing specifying the number of shares and/or other securities which give the right to purchase shares in the Company and/or which may be converted into shares in the Company, to which the member is entitled and limiting a time period within which the offer should be accepted, otherwise it will be deemed to be declined. If until the expiration of the said time period, no notification is received from the person to whom the offer was made or to whom the rights have been allotted, that he accepts all or any part of the offered shares or other securities which give the right to purchase shares in the Company or which may be converted into shares in the Company, the directors may dispose of the same in such manner, as they may think most beneficial to the Company. If, owing to any inequality in the number of the new shares of the other securities which give the right to purchase shares in the Company or which may be converted into shares in the Company and the number of shares held by members entitled to have the offer of such new shares or such other new securities that give the right to purchase shares in the Company or which may be converted into shares in the Company, any difficulty shall arise in the apportionment of such new shares and/or other securities amongst the members, such difficulty, shall, in the absence of directions by the Company in General Meeting to the contrary, be determined by the Directors.

VOTES OF MEMBERS

67. If two or more persons are jointly entitled to a share, then in voting upon any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the other registered holders of the share and for this purpose seniority shall be determined by the order in which the names stand in the register of members.

68. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, through any person appointed by the court, and any such person may, on a poll, vote by proxy.

69. Save as herein expressly provided, no member other than a member duly registered and who shall have paid everything for the time being due from him and payable to the Company in respect of his shares, shall be entitled to vote on any question either personally or by proxy, or to be reckoned in a quorum at any General Meeting.

71. Votes may be given either personally or by proxy. On a show of hands a member (other than a corporation) present only by proxy shall have no vote, but a proxy or representative of a corporation may vote on a show of hands. A proxy need not be a member of the Company.

72. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if such appointor is a corporation under its common seal, if any, and, if none, then under the hand of some officer duly authorised in that behalf.

73. The instrument appointing a proxy, together with the power of attorney (if any) under which it is signed or an officially certified copy thereof, shall be deposited at the office at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote or in the case of a poll not less than twenty-four hours before the time appointed for taking the poll, and, in default, the instrument of proxy shall not be treated as valid.

DIRECTORS

79. The number of Directors (10) shall no be less than ten nor more than eighteen (18).

80. The remuneration of the Directors shall from time to time be determined by the Company in General Meeting. The Directors may also be paid all travelling, hotel and other expenses incurred by them in attending and returning from meetings of the Board of Directors or any committee of the Directors or General Meetings of the Company or in connection with the business of the Company.

ROTATION OF DIRECTORS

92. At the First and every subsequent Annual General Meeting of the Company one-third of the Directors for the time being, or if their number is not three or a multiple of three, then the nearest number to one-third, shall retire from office.

93. The Directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became Directors on the same day those to retire shall unless they otherwise agree among themselves be determined by lot.

MANAGING DIRECTOR

119. The Directors may from time to time appoint one or more of their body to the office of Managing Director for such period and on such terms as they think fit, and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment.

120. A Managing Director shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine.

DIVIDENDS AND RESERVE

126. The Company in General Meeting may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

127. The Directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company.

128. No dividend shall be paid otherwise than out of profits.

129. The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors may also without placing the same to reserve carry forward any profits which they may think prudent not to divide.

130. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this regulation as paid on the share. All

dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

131. The Directors may deduct from any dividend payable to any member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

132. Any General Meeting declaring a dividend or bonus may direct payment of such dividend or bonus wholly, or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stock of any other company or in any one more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

133. Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register of members or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses or other moneys payable in respect of the shares held by them as joint holders.

134. No dividend shall bear interest against the Company.

CAPITALISATION OF PROFITS

140. The Company in General Meeting may upon the recommendation of the Directors resolve that it is desirable to capitalize any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum be set free for distribution amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution. Provided that a share premium account and a capital redemption reserve fund may, for the purpose of this regulation, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.

WINDING UP

149. If the Company shall be wound up the liquidator may, with the sanction of an Extraordinary Resolution of the Company and any other sanction required by the Law, divide amongst the members in specie or kind the whole or any part of the assets of the assets of the Company (whether they consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any other securities whereon there is any liability."

2.0 SHARE CAPITAL INFORMATION

(i) Save as disclosed in Part B, Section 5.0, there has been no issue of share or loan capital by the Company in the three-year period preceding the date of the Prospectus.

(ii) As at the date of the Prospectus, no other share or loan capital is under option or agreed to be put under option by the Bank or any of its subsidiaries, save as disclosed in Part B, Section 5.3 relating to share options allotted to the Group's employees.

(iii) In the two year period preceding the date of the Prospectus, no commissions, discounts, brokerages or other special terms have been granted by the Company or its subsidiaries in connection with the issue of any share or loan capital of the Company or its subsidiaries other than those described in the Prospectus including the issue of new shares in June 2005 resulting from the Dividend Reinvestment Plan.

3.0 PROCEEDS OF THE ISSUE

(i) The proceeds of the issue, net of the expenses described in Section 4.0 below, amounting to £108,4 million will be used to strengthen the Group's capital adequacy and specifically its Tier 1 capital.

(ii) To the best of the knowledge of the Directors, no proceeds of the Issue will be used directly or indirectly for the purchase or acquisition of any business or company by the Company or any of its subsidiaries, or for which there is an intention to be purchased or acquired.

4.0 EXPENSES RELATED TO THE ISSUE

The expenses of the issue related to fees payable to auditors, solicitors and the lead manager of the Issue, fees of the Cyprus Securities and Exchange Commission, CSE fees and charges, fees of the Registrar of Companies, fees of the ATHEX, the Hellenic Capital Market Commission and the Athens Central Depository as well as printing, advertising and other expenses are estimated at approximately £600 thousand.

5.0 CONTRACTS AND EMOLUMENTS OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES

(i) Save as disclosed below, there are no other outstanding loans, guarantees or other benefits in kind granted or provided by the Company to or for the benefit of any Director, any member of the management or any other supervisory body as at the date of the Prospectus. The following table sets out the loans and other advances granted by the Company or any of its subsidiaries to the Bank's Directors and their connected persons as at 31 December 2004.

Loans and other Advances to Directors

	Number of Directors	Loans and Advances £ 000
More than 1% of the Company's net assets, per Director	6	80.576
Less than 1% of the Company's net assets, per Director	12	8.278
Total	**18**	**88.854**

In addition to the loans and advances set out above, there were contingent liabilities in the form of documentary credits, guarantees and commitments to lend, amounting to £35.952 thousand. Of these, £35.372 thousand relate to Directors and their connected persons, whose total credit facilities exceed 1% of the net assets of the Company, per Director.

Connected persons include spouses, minor children and companies in which a Director holds, directly or indirectly, at least 20% of the voting shares.

Loans and other Advances to Executive Management

The total loans and advances granted to members of the Group's Executive Management and their connected persons including the total loans and advances granted to the three Executive Directors who were members of the Board in 2004, amounted to £1,8 million for year 2004.

(ii) Save as disclosed in points (iii) and (iv) below, no Director, member of the Executive Management team or supervisory body has or has had any interest in any transaction which is or was unusual in its nature or conditions with the Company or any of its subsidiaries during the current or immediately preceding financial year.

(iii) At the date of this Prospectus, no Director has any financial interest, direct or indirect, in any assets acquired by the Bank or any of its subsidiary companies in the two years preceding the date of the Prospectus or is intended to be acquired by the Bank or any of its subsidiaries or has a material interest in any contract or agreement with preferential terms relating to the activities of the Company and/or its subsidiaries, except the Bank's subsidiary company General Insurance of Cyprus Ltd which on 14 January 2005 acquired the insurance portfolio of the company Georgios Giabra Pierides Ltd for a consideration of £540 thousand. Georgios Giabra Pierides Ltd have been general agents of General Insurance of Cyprus Ltd since 2000 and before then, were general agents of Guardian Royal Exchange and AXA, which withdrew from the Cyprus market. The then Chairman of the Board of Directors of Bank of Cyprus Public Company Ltd Mr. S. Triantafyllides and Mr. P. Polyviou, a Director of Bank of Cyprus Public Company Ltd and General Insurance of Cyprus Ltd, had a material interest in Georgios Giabra Pierides Ltd. Messrs S. Triantafyllides and P. Polyviou together with connected persons owned 99% of Georgios Giabra Pierides Ltd.

(iv) No Director or member of the Executive Management team or member of any supervisory body of the Bank and or any of its subsidiaries has or has had directly or indirectly any material interest in any material contracts with the Bank or any of its subsidiaries at the date of the Prospectus, except:

(1) Mr. P. Polyviou, a member of the Board of Directors of the Bank, is partner in the Legal Practice Chryssafinis & Polyviou, who are the Group's external legal advisors,

(2) Mr. C. Severis, a member of the Board of Directors of the Bank, is the major shareholder in the company D. Severis and Sons Ltd, which is a general agent of the Bank's subsidiary, General Insurance of Cyprus Ltd, and

(3) Ms. A. Diogenous, a member of the Board of Directors of the Bank, has an indirect interest in the company Pylones SA Hellas, which following a tender offer procedure, supplies Bank of Cyprus Greece with electronic equipment and related maintenance services.

(v) There are no provisions for compensation by the Company or any of its subsidiaries upon early termination of service of any Director.

(vi) The aggregate emoluments and other benefits of the Directors, members of the Executive Management team and supervisory bodies relating to the financial year 2004, which were charged to the profit and loss account, are as follows:

	Total £ 000
Non Executive Directors	202
Executive Directors	
- Directors' fees	60
- Emoluments in executive capacity:	
- pension contributions	62
- other emoluments	317
Auditor's remuneration	451
Total	**1.092**

6.0 OTHER STATUTORY INFORMATION

(i) There has been no significant change in the financial position of the Bank or any of its subsidiaries since 31 December 2004.

(ii) As at the date of the Prospectus, no legal actions or claims of material importance are pending or threatened against the Company or any of its subsidiaries with the exception of the following:

(1) On 27 May 2005 the Group entered into an agreement with the Aspis Group of Greece for the sale of its shares in Universal Life Insurance Public Co. Ltd. The agreement is subject to certain conditions and prerequisites, mainly relating to securing the necessary approvals from the regulatory authorities of Cyprus and Greece. There is an outstanding legal dispute between the Group and Mr. A. Georgiou, main shareholder of Universal Life Insurance Public Co. Ltd, relating to the alleged exercise of an existing option to purchase the Group's shareholding in Universal Life Insurance Public Co. Ltd. The outcome of this dispute is not expected to have a material effect on the Group's financial position.

(2) An application for the payment by the Company of an amount up to $77.112 thousand (£36.667 thousand) plus interest is pending before the courts of New York, relating to balances that certain customers allegedly maintain with Bank of Cyprus Public Company Ltd. This application, which relates to executing a judgement of the courts against third parties, does not create any legal obligation for the Company if no such accounts exist in the names of third parties/customers. The Company, pursuant to consultation and advice from its legal counsel in New York, expects that the final outcome of the proceedings will be in favour of the Group.

(3) Proceedings have begun before the Committee for the Protection of Competition against JCC Payment Systems Ltd and three commercial banks in Cyprus, including Bank of Cyprus Public Company Ltd, for alleged violations of the Protection of Competition Legislation of Cyprus. The relevant Statements of Causes have only recently been given to JCC Payment Systems Ltd and Bank of Cyprus Public Company Ltd and it is therefore premature to express any assessment as to the content of these Statements and the possible implications of these cases. Based on information known to the Group to date, it is believed that the outcome of these cases is not expected to have a material effect on the Group's financial position.

(iii) There are no, nor have there been any in the recent past, legal or arbitration proceedings in which the Group has been or is engaged in, which may have, or have had a significant effect on the financial position of the Company or any of its subsidiaries.

(iv) There are no financial contracts entered into by the Company which are fundamentally material to the activities of the Company or any of its subsidiaries.

(v) Save as disclosed in the Prospectus, as at the date of the Prospectus neither the Company nor any of its subsidiaries had any other borrowings or indebtedness in the nature of bonds, loan stock, borrowing, or any other mortgage or charges on the Company's assets.

(vi) Except for the members of the Executive Management there are no existing service contracts between the Company and its employees or of the employees of any of its subsidiaries, the termination of which will entail the payment of compensation, if terminated without cause.

(vii) Save as disclosed in Part B, Section 5.0 there are no other employee share option schemes.

(viii) As at the date of the Prospectus there has been no disruption in the activities of the Company that has to date or would in the future significantly affect the financial position of the Company or its subsidiaries.

(ix) There are no patents or licenses, industrial, commercial or financial contracts that would be of fundamental importance to the business or profitability and on which the Company or any of its subsidiaries are dependant.

(x) During the current or immediately preceding financial year there was no public offer by any third parties in respect of the Company's or any subsidiary's shares nor the Company and/or any of its subsidiaries were engaged in a public offer in respect of other companies' share capital.

(xi) As at the date of the Prospectus, the directors of the Company have not made any firm commitments on principal future investments or acquisitions.

(xii) During the two years preceding the date of the Prospectus, no material contract has been entered into by the Company which is outside its normal course of business.

(xiii) On 27 July 2005 the Securities and Exchange Commission of Cyprus announced that it has carried out an investigation into a possible breach by the Bank of the provisions of articles 67 and 68 of the Cyprus Stock Exchange Law, with respect to the sale of the Company's shares in Greece in October 2000, and that a report on its findings will be submitted to the Attorney General of the Republic of Cyprus.

7.0 CONSENTS

(i) Ernst & Young have given and have not withdrawn their written consent presented below relating to the references to their name in the form and context in which they appear in the Prospectus.

21 October 2005

Board of Directors
Bank of Cyprus Public Company Ltd
Nicosia

Dear Sirs,

Prospectus for the Issue and Listing of Rights

We are the auditors of Bank of Cyprus Public Company Ltd for the years 2002 – 2005.

The financial statements of the Company and the Group at 31 December 2002, 2003 and 2004 were audited by us in accordance with International Standards on Auditing. We have also audited the restatements of these financial statements as a result of the adoption by the Group of the revised International Accounting Standard (IAS) 39, as from 1 January 2005. We have also reviewed the condensed interim consolidated financial statements of the Group for the six months ended 30 June 2005. We have issued unqualified opinions on these financial statements.

With this letter, we give and do not withdraw our consent for the references to our name in the form and context in which they appear in the Prospectus dated 21 October 2005, for which you, as Directors, are solely responsible.

Ernst & Young
Chartered Accountants

(ii) The Lead Manager of the issue, The Cyprus Investment and Securities Corporation Ltd (CISCO) has given and has not withdrawn its written consent to the references to its name in the form and context in which it appears.

21 October 2005

Board of Directors
Bank of Cyprus Public Company Ltd
Nicosia

Dear Sirs,

With this letter, we give and do not withdraw our consent for the references to our name in the form and context in which it appears in the Prospectus of Bank of Cyprus Public Company Ltd dated 21 October 2005, for which you, as Directors, are solely responsible.

The Cyprus Investment and Securities Corporation Ltd (CISCO)

(iii) The solicitors Messrs Chryssafinis & Polyviou have given and have not withdrawn their written consent.

21 October 2005

Board of Directors
Bank of Cyprus Public Company Limited
Nicosia

Dear Sirs,

The undersigned Chryssafinis & Polyviou, lawyers in Nicosia, hereby confirm the following regarding the Prospectus of Bank of Cyprus Public Company Ltd dated 21 October 2005, a copy of which is attached herewith and initialled for identification purposes:

The aforementioned company is incorporated and operates in accordance with the Cyprus Companies Law, Cap. 113 and has the power to issue shares to the public.

Save as disclosed in Part A of the Prospectus, the securities to be listed on the Cyprus Stock Exchange are not subject to any restriction as to the right of transfer.

The information in the Prospectus under "Statutory and other Information on the Issuer and its Share Capital" is in accordance with the details and documents to be found in the records of the Company as these are kept in the Companies Registry at the Department of the Registrar of Companies and Official Receiver.

We authorise the Cyprus Securities and Exchange Commission to publicise, at its discretion, any of the information which appears in the present confirmation to the public or any other party, if it deems this necessary.

Chryssafinis & Polyviou

(iv) The Prospectus has been presented to the Board of Directors of the Company and has been approved. The Directors of the Company who have taken all reasonable care to ensure that such is the case, accept responsibility for the accuracy, correctness and completeness of the

information contained in the Prospectus. To the best of the knowledge and belief of the Directors (who have taken all reasonable care), the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

8.0 DOCUMENTS AVAILABLE FOR INSPECTION

(i) The documents attached to the copy of the Prospectus as filed with the Cyprus Securities and Exchange Commission were the consent letters described in Section 7.0 above.

(ii) Copies of the following documents may be inspected during working days, between 9.00 a.m. and 12.00 noon, at the Bank's headquarters, 51 Stassinou Street, Ayia Paraskevi, Nicosia, Cyprus and at the Custody, Shareholders and Derivatives Clearing Department in Greece, 170 Alexandras Avenue, Athens during the period that the Prospectus shall be valid:

(1) Memorandum and Articles of Association of the Company,
(2) written consents and certificates, as set out in Section 7.0 above,
(3) audited financial statements of the Group, the Bank and its subsidiaries for years 2002, 2003 and 2004.

9.0 INCORPORATIONS BY REFERENCE

The Group's consolidated financial statements for years 2002, 2003 and 2004 have been incorporated to the Prospectus by reference pursuant to article 28 of the Commission Regulation 809/2004 of the European Union.

Investors may obtain a free copy of the following:

(i) consolidated financial statements for year 2002
(ii) consolidated financial statements for year 2003
(iii) consolidated financial statements for year 2004

during working days, between 9.00 a.m. and 12.00 noon, from the Bank's headquarters, 51 Stassinou Street, Ayia Paraskevi, Nicosia, Cyprus and the Custody, Shareholders and Derivatives Clearing Department in Greece, 170 Alexandras Avenue, Athens during the period that the Prospectus shall be valid, as well as on the Group's website www.bankofcyprus.com (select Investor Relations / Annual Report).

Presentations

(81)

BANK OF CYPRUS GROUP

Strategy,
2004 Financial Results
and Targets

24 February 2005

STRATEGY

Yiannis Kypri

Group Chief General Manager

Group overview

- *Largest financial services group in Cyprus with dominant* domestic franchise
  - ➢ established in 1899
  - ➢ 40% share of Cypriot banking sector market
  - ➢ key player in other financial services
  - ➢ dynamic presence in Greece with continuously growing market share
  - ➢ presence in countries with significant Cypriot / Greek communities
  - ➢ listed on the Cyprus Stock Exchange and the Athens Exchange

Domestic leader critical to the Cypriot economy

Vision

**To make Bank of Cyprus
the bank of preference in Cyprus and Greece
for customers, staff and investors,
so that in the years to come:**

- we rank amongst the three largest banks in the Hellenic region
- we emerge as a regional power in the wider geographic region
- we become useful to the society in which we operate

Putting our vision into action

- **Bringing Cyprus and Greek operations closer together**
  - ➢ creation of a solid and strong organisation
- **Strengthening existing international presence through expansion into new markets**

Restructuring objectives

- **Profitability growth**
- **Credit rating improvement**
- **Protection of job security of our staff**

Existing Markets -

Cyprus

6

Wide range of products and services


Banking
~ 40% market share
Investment banking and related services
Brokerage and investment banking
General insurance
~ 12% market share
Life insurance
~ 27% market share
Asset management
Private banking and asset management
Hire purchase and Leasing
~ 40% market share
Factoring
~ 47% market share

7

Restructuring of operations

- Branch network
  - **Full distinction between retail and business customers at the branch network**
    - better quality of service
    - improved speed of service
- Centralised services
  - **centralised Loan Sanctioning Department for Business Centre customers**
  - **centralised Loan Approval Department for Retail customers**
- Better control of credit and other risks

8

Local banking business

- Improvement of loan portfolio quality
  - change of culture
  - change in organisational structure - centralisation of collections
  - further strengthening of Recoveries department
- Gradual improvement of market share
  - improvement in speed and quality of service
  - increase business from existing customers
  - targeted attraction of new clients
  - flexible, attractive and differentiated products
- Cost containment
  - recruitment freeze
  - containment of other operating expenses
  - simplification of procedures

9

Offshore banking business

- **Maintain contribution of offshore banking business**
  - significant profits
  - minimal capital requirements
  - competitive advantage for Bank of Cyprus

10

Existing Markets -

Greece

11

Successful strategy and Full range of products and services

- Careful expansion
  - self-funded expansion, with satisfactory profitability
  - flexible infrastructure and centralised systems that support expansion plans
- Unique and high quality products
- High level of service
- Highly qualified and motivated employees
- 98 branches
- Alternative distribution channels

12

Target: *Dynamic expansion of operations*

- **Complete branch network expansion with 120 branches to cover the whole of Greece**
  - presence in 41 out of 51 regions
  - 42% of branches are in Attica
  - competitive advantage for Bank of Cyprus
- **Increase market share to 5%** (by 2007)
  - current market share of ~ 4%

13

Other Existing Markets -

- United Kingdom
- Australia
- Channel Islands

14

United Kingdom

- 50 year presence
- 33% market share in Cyprus community banking business
- 6 branches and 230 staff
- In 2004, operations of Bank of Cyprus (London) merged with operations of the Bank's branch in the UK to achieve synergies and better capital utilisation

15

United Kingdom *(continued)*

- Focus on SMEs
- Branch network restructuring to improve customer service
  - main branch in Southgate
  - creation of business centre
- Income enhancement through
  - product development
  - fine tuning of pricing policy
- Cost containment through
  - simplification of procedures
  - systems upgrades

16

Australia

- Established in 2000, as the first bank of wider Hellenic origin
- Servicing the Greek and Cypriot community (>600.000)
- 9 branches
- Operations have already become profitable

17

Australia *(continued)*

- Focus on SMEs in the Cypriot and Greek communities
- Ensure profitability through
  - correct pricing policy
  - cost containment

18

Channel Islands

- First bank of wider Hellenic origin
- Private banking services to Group customers

19

Channel Islands *(continued)*

- Take advantage of tax benefits for the Group
- Wider product offering to Group customers

20

Existing Markets - Common Strategic Reference Points

21

Common strategic reference points

- Focus on core business
- **Offer high quality of service** to becomes a competitive advantage
  - we do not compete on price, but on quality aiming to ensure
    - long-term profitability
    - achievement of market share targets
- Effective risk management
  - meet Basle II requirements at Group level

22

Expansion to new markets

23

Expansion to the Balkans

- Area in which Greeks are activeες
- Expansion opportunities
- Historic and political ties with Hellenism
- Increasingly improving political and economic stability
- Market in which existing Group customers have already proceeded into business investments
- Feasibility study to assess Group's expansion into these markets within 2005
  - ➢ where, when, how

Bank of Cyprus Shares

Bank of Cyprus shares

- Increase in % of shares traded in Greece
  - ➢ 92 million shares
  - ➢ 20% of total share capital
- Volume of transactions
  - ➢ 1/8/2004 - 31/1/2005
    - ➢ ATHEX: 75% of total volume
    - ➢ CSE: 25% of total volume
  - ➢ 1/1 - 31/1/2005
    - ➢ ATHEX: 85% of total volume
    - ➢ CSE: 15% of total volume

Participation in indices

- CSE General Index
  - Ranking: 1st company — Weight: 32,0%
- FTSE CySE 20
  - Ranking: 1st of 20 — Weight: 59,2%
- FTSE Med 100
  - Ranking : 16th of 100 — Weight: 1,6%
- FTSE New EU
  - Ranking : 12th of 30 — Weight: 2,1%
- DJ Stoxx EU Enlarged TMI
  - Ranking : 12th of 97 — Weight: 2,7%

2004 FINANCIAL RESULTS

Christis Hadjimitsis

Group General Manager Finance



Profit after tax
Core profit
C£ mn
40
30
20
10
0
-10
-20
-30
2003
2004
38
160
125
100
75
50
25
0
101
140
39%

Increase in core profit
- Cyprus 57%
- Greece 17%

Consolidated Income Statement

CORE PROFIT ANALYSIS

C£ mn	2004	2003	±%
Net interest income	245,9	198,5	+24%
Net fees and commissions	85,9	75,6	+14%
Foreign exchange income	15,5	14,2	+9%
Loss from sale and revaluation of financial instruments	(2,8)	(0,8)	+251%
Income from insurance operations	18,1	15,4	+17%
Other income	4,7	4,2	+12%
Total income	367,3	307,1	+20%
Staff costs	(138,3)	(123,3)	+12%
Other operating expenses	(89,5)	(83,2)	+8%
Total expenses	227,8	206,5	+10%
CORE PROFIT	139,5	100,6	+39%

Consolidated Income Statement

SUMMARY – Profit after tax

C£ mn	2004	2003	±%
CORE PROFIT	139,5	100,6	+39%
Provision for bad debts	(83,7)	(110,2)	-24%
	55,8	(9,6)	
Provision for impairment of available for sale investment	(5,9)	(7,8)	
Profit/(loss) before tax	49,9	(17,4)	
Tax	(12,4)	(11,4)	
Profit/(loss) after tax	37,5	(28,8)	

Main financial indicators

	2004	2003
Earnings/(losses) Per Share (EPS)	8,1 cent	(6,5) cent
Return on Equity (ROE)	6,9%	-
Cost /Income	62,0%	67,3%
Capital Adequacy Ratio (1)	13,7%	13,2%

(1) preliminary

Dividend

- **4 cent per share**
- **Dividend Reinvestment Plan**
  - 10% discount

Core profit by geographic sector

2004 2003



+ 34%
+ 17%
+ 57%
Greece
C£49 mn
35%
Other
countries
Greece
C£42 mn
42%

Operations in Greece - *significant increase*

C£ mn	2004	2003	±%
Core profit	49	42	+17%
Loans and advances	2.595	2.117	+23%
Deposits	3.284	2.422	+36%

Core profit by line of activity



2004
2003
+ 26%
Insurance
C£10 mn
7%
Property
C£1 mn
1%
+ 41%
Insurance
C£8 mn
8%
Property
C£2 mn
2%

Total income



in C£ mn
367
307
Other income
Income from insurance operations
Foreign exchange income
Net fees and commissions
Net interest income
Loss from sales and revaluation of available for sale investments
4
15
14
199
5
18
16
246
2003
2004

Net interest income

24% Increase

- Net interest margin improvement
  - from 2,53% *(2003)* to 2,66% *(2004)*
- Significant increase in Greek loan portfolio (23%)
- Despite the introduction of new stricter directive regarding interest income suspension
- Collections of amounts in arrears



Net interest income
(in C£ mn)
246
199
Other countries
Greece
Cyprus
71
108
87
137
2003
2004

Net interest margin

by geographic sector (net of interest income suspension)



3,00%
2,80%
2,60%
2,40%
2,20%
2,00%
Greece
Group
Other countries
Cyprus
2002
2003
2004

Expenses by geographic sector



in C£ mn
207
↑ 10%
228
Other countries
↓ 1%
Greece
56
↑ 17%
65
Cyprus
133
↑ 9%
146
2003
2004

- Compares favourably with the rate of increase in total assets (13%)
- Economies of scale in Greek operations (from 82 to 96 branches)
- *Recruitment freeze in Cyprus (reduction of 81 people)*

Provision for bad debts



Total accumulated provisions (in C£ mn)
277
409
471
2002
2003
2004
NPLs[1] History
49,1%
50,7%
49,6%
7,7%
10,2%
12,4%
2002
2003
2004
NPLs[1]/Total loans
Provisions/NPLs[1]

[1] NPLs (Non-Performing Loans)

2002: Loans on which provisions have been made

2003: Loans with arrears in excess of 9 months

2004: Loans with arrears in excess of 6 months

Provision for bad debts *(continued)*

- **Majority of NPLs lie within Cyprus operations where:**
  - ➢ asset recovery is prolonged
  - ➢ write-offs occur after all recovery efforts have been exhausted
  - ➢ the stock market had a sharp downturn in the last 3 years
- **Efforts on behalf of banks in Cyprus to change procedures for foreclosure of collateral**
- **Greek operations feature strong asset quality despite rapid loan portfolio growth**
- **Credit scoring and credit rating systems**
- **Developed detailed and strict policy for dealing with loans with significant arrears**

Loans and advances by geographic sector

Total = C£6,45 bn

Annual growth = 13%


4.000
3.000
2.000
1.000
0
C£ mn
610
2.117
2.963
636
2.595
3.220
2003
2004

	Share in total Group loan portfolio		Annual growth
■ Cyprus	52%	50%	9%
■ Greece	37%	40%	23%
■UK & Australia	11%	10%	4%

Greek operations

Loan portfolio annual growth rate


40%
30%
20%
10%

	2001	2002	2003	Nov. 2004
Bank of Cyprus	27%	37%	27%	23%
Banking system	25%	17%	17%	17%

Source: Bank of Greece, Bank of Cyprus Greece - Strategic Planning & Research Division

Greek operations

Loans' market share


4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%

	1998	1999	2000	2001	2002	2003	Nov. 2004
Bank of Cyprus	1,59%	2,15%	2,71%	2,76%	3,23%	3,47%	3,67%

Source: Bank of Greece, Bank of Cyprus Greece - Strategic Planning & Research Division

Loans by economic sector

At 31 December 2004


Other sectors 5,9%
Tourism 9,0%
Property & construction 12,7%
Manufacturing 5,8%
Trade 16,6%
Personal, professional & housing 50,0%

Deposits by geographic sector

Total = C£8,66 bn

Annual growth = 17%


5.000
4.000
3.000
2.000
1.000
0
C£ mn
596
2.422
4.372
620
3.284
4.752
2003
2004

	Share in total Group deposits		Annual growth
■ Cyprus	59%	55%	9%
■ Greece	33%	38%	36%
■ UK & Australia	8%	7%	4%

Greek operations

Deposits annual growth rate


90%
70%
50%
30%
10%
-10%

	2001	2002	2003	Nov. 2004
Bank of Cyprus	82%	26%	27%	36%
Banking system	12%	-2%	4%	16%

Source: Bank of Greece, Bank of Cyprus Greece - Strategic Planning & Research Division

Greek operations

Deposits' market share


4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%

	1998	1999	2000	2001	2002	2003	Nov. 2004
Bank of Cyprus	0,75%	0,82%	1,15%	1,88%	2,50%	3,05%	3,64%

Source: Bank of Greece, Bank of Cyprus Greece - Strategic Planning & Research Division

Group capital base

- **C£927 mn** *(31 December 2004)*
- **7% annual growth**
- **Rights issue**
  - last quarter of 2005
  - funds to be raised ~ C£80-C£100 mn
  - specific details will be decided closer to the time of the issue
    - ratio of rights to existing shares
    - exercise price
    - exact amount of issue

TARGETS & PROSPECTS

Targets and prospects

- **Optimistic for the future**
  - **actions planned and implemented in the past 2 years**
  - **strategy formulated by new management team**
- **Three-year strategic plan** *(2005-2007)*
  - **productivity improvement**
    - **changes in branch network structure**
    - **introduction of more developed and flexible systems and procedures**
  - **customer service improvement**
  - **entry into new markets**
  - **loan portfolio improvement**

Targets and prospects *(continued)*

Based on:

- the Group's three-year strategic plan

and considering:

- the present exogenous factors
- assumptions for containing staff costs in Cyprus

The Group targets that by 2007:

- its Return on Equity (ROE) will increase to a level higher than 13,0% (compared to 6,9% for 2004)
- its cost/income ratio will be contained below 58% (compared to 62% for 2004)

82

BANK OF CYPRUS GROUP

Strategy

and

1st Half 2005 Financial Results

26 August 2005

0

GROUP STRATEGY

Yiannis Kypri

Group Chief General Manager

1

Vision

To make Bank of Cyprus
the bank of preference in Cyprus and Greece
for customers, staff and investors,
so that in the years to come we:

- rank amongst the three largest banks in the Hellenic region
- emerge as a regional power in the wider geographic region
- become useful to the society in which we operate

Putting our vision into action:

- ***bringing Cyprus and Greek operations closer together***
- ***strengthening existing international presence through expansion into new markets***

2

Realising our vision

- **Bring Cyprus and Greek operations closer together**
  - ➢ create strong group
  - ➢ common organisation/ administration
  - ➢ common systems
- **Strengthen existing international presence through expansion into new markets**

3

ACTIONS TAKEN TO ACHIEVE TARGETS

Existing Markets -

Cyprus

4

Action 1

Specialisation of selling points and divisionalisation of Bank into the following sectors

- ➢ Consumer (branches)
- ➢ SMEs (Business Centres)
- ➢ Corporate (CBCs)

5

Action 2

Reduce workload in branches

- simplification of procedures
- centralisations
  - Centralised Loan Sanctioning Department for Business Centre Customers
  - Centralised Loan Approval department for Consumers
  - Further centralisation of branch back-office procedures

- Cost control
- Risk control
- Productivity increase

Action 3

Introduction of flexible / innovative products

- "ExpressLoan"
- Cards with interest-free instalments
- "Holiday" loan
- Housing loans – competitive product

Loan portfolio increase

Action 4

Credit control

- Credit scoring system
- Centralised Loan Approval Department
- Loan Quality
  - Collections Department
  - BSU Department
  - Strengthen Recoveries Department

Action 5

- Cost containment
- Productivity increase

ACTIONS TAKEN TO ACHIEVE TARGETS

Existing Markets - Greece

Successful strategy and full range of products and services

- Careful expansion
  - self-funded expansion, with satisfactory profitability
  - flexible infrastructure and centralised systems that support expansion plans
- Unique and high quality products
- High level of service
- Highly qualified and motivated employees
- 100 branches
- Alternative distribution channels

Target: *Dynamic expansion of operations*

- **Complete branch network expansion with 120 branches to cover the whole of Greece**
- **Increase market share to 5%** (by 2007)
  - ***May 2005:***
    - ✓ Deposits 3,84 %
    - ✓ Advances 3,78 %

Other Existing Markets -

- **United Kingdom**
- **Australia**
- **Channel Islands**

United Kingdom

- **Focus on SMEs**
- **Branch network restructuring to improve customer service**
  - main branch in Southgate
  - establishment of business centre
- **Income enhancement** through
  - product development
  - fine tuning of pricing policy
- **Cost containment** through
  - simplification of procedures
  - systems upgrades

Australia

- **9 branches**
- **Focus on SMEs in the Cypriot and Greek communities**
- **Ensure profitability through**
  - **correct pricing policy**
  - **cost containment**

Channel Islands

- **Take advantage of tax benefits for the Group**
- **Wider product offering to Group customers**

Expansion to new markets

- **Balkans**
- **Russia**

STRATEGY OVERVIEW

- **Growth**
- **Risk Control**
- **Profitability Enhancement**

Maximise shareholder value

FINANCIAL RESULTS
1st HALF 2005

Christis Hadjimitsis
Group General Manager Finance

Profit after tax


35
30
25
20
15
10
5
0
C£ mn
98%
1H2004
1H2005

Core profit


90
80
70
60
50
40
30
20
10
0
C£ mn
29%
63
81
1H2004
1H2005
Cyprus
Greece
C£ 47 mn
C£ 28 mn

Note: 2004 financial results have been restated due to the adoption by the Group of the revised International Accounting Standard 39.

Consolidated Income Statement
CORE PROFIT ANALYSIS

C£ mn	1H2005	1H2004	±%
Net interest income	132,3	116,4	+14%
Net fees and commissions	43,0	40,7	+6%
Foreign exchange income	6,4	7,6	-15%
Net losses on sale and revaluation of financial instruments	(0,1)	(4,6)	-97%
Income from insurance business and other income	15,5	10,5	+47%
Total income	197,1	170,6	+16%
Staff costs	(74,0)	(67,0)	+10%
Other operating expenses	(42,5)	(41,0)	+4%
Total expenses	(116,5)	(108,0)	+8%
CORE PROFIT	80,6	62,6	+29%

Core profit
QUARTERLY ANALYSIS


42
40
38
36
C£ mn
4,4%
39,5
41,2
1Q2005
2Q2005

Consolidated Income Statement
SUMMARY – Profit after tax

C£ mn	1H2005	1H2004	±%
CORE PROFIT	80,6	62,6	+29%
Provisions for bad and doubtful debts	(42,3)	(38,7)	+9%
Provision for impairment of available-for-sale investments	-	(2,1)	
Profit before tax	38,3	21,8	+76%
Tax	(7,0)	(5,9)	+19%
Profit after tax	31,3	15,9	+98%

Key financial indicators

	1H2005	1H2004
Earnings per share *(EPS)*	6,7 cent	3,4 cent
Return on equity [(1)]	10,9%	6,0%
Cost / Income	59,1%	63,3%
Capital adequacy ratio [(2)]	13%	13%

(1) annualised
(2) provisional

Core profit by geographic sector



1H2005
1H2004
+ 30%
+ 3%
+ 52%
Greece C£28 mn 35%
Greece C£28 mn 44%

* *The financial results by geographic sector for 2005 and 2004 are calculated after restating the capital of each sector to bring it in line with the capital required by the capital adequacy regulations.*

Operations in Cyprus
significant increase in core profitability

C£ mn	1H2005	1H2004	±%
Banking services	38,6	27,3	+41%
Insurance business	6,5	3,3	+98%
Property business	1,8	0,3	+469%
Core profit	47,0	31,0	+52%
Loans and advances	3.272	3.111	+5%
Customer deposits	5.032	4.748	+6%

Note:
Cost/income ratio for 1H2005: 61%

Operations in Greece - *significant increase*

C£ mn	1H2005	1H2004	±%
Core profit	28,4	27,6	+3%
Loans and advances	2.794	2.351	+19%
Customer Deposits	3.575	2.872	+25%

Note:
Cost/income ratio for 1H2005: 56%

Core profit by line of activity



1H2005
1H2004
+ 99%
Insurance C£7 mn 9%
Property C£2 mn 2%
+ 23%
Insurance C£3 mn, 5%
Property C£0,3 mn 1%

Total income



in C£ mn
Income from insurance operations and other income
Foreign exchange income
Net fees and commissions
Net interest income
Net losses on sale and revaluation of financial investments
171
11
8
116
5
197
16
6
132
0
1H2004
1H2005

Net interest margin

by geographic sector (net of interest income suspension)

	1H2005	1H2004
Cyprus	2,35%	2,23%
Greece	2,72%	2,91%
Other countries	2,23%	2,24%
Group	2,63%	2,62%

Staff costs analysis

by geographic sector


In C£ mn
67
↑ 10%
74
Other countries
-
Greece
15
↑ 20%
18
↑ 9%
Cyprus
47
1H2004
1H2005

- Compares favourably with the rate of increase in total assets (14%)
- Increase in staff numbers to operate new branches in Greece
- Recruitment freeze in Cyprus (reduction of 110 people since 1/1/2004)
- Early Retirement Plan (cost C£2,6 mn) in Cyprus

"Other operating expenses" analysis

by geographic sector


In C£ mn
41
↑ 4%
43
Other countries
↓ 3%
Greece
16
↑ 14%
18
Cyprus
22
↓ 3%
21
1H2004
1H2005

- Compares favourably with the rate of increase in total assets (14%)
- Other operating costs containment programme in Cyprus (↓ 3%)

Non performing loans


Evolution of NPLs 1
41,8%
49,6%
42,5%
1/1/2004
31/12/2004
30/6/2005
NPLs1/Total loans
Provisions/NPLs1

[1] NPLs: Loans with arrears in excess of 6 months

30/6/2005: Before write-offs

30/6/2005: After write-offs

Write-offs

Write-offs (in C£ mn)	
1995-1999	15
2000	4
2001	8
2002	12
2003	11
2004	33
2005	131
	214

Total accumulated write-offs % NPLs (31/3/05):

Bank of Cyprus Group = 25%
Total write-offs for 10 years

Greek banks = 20 - 40%
Total write-offs for 5 years

Non performing loans

- Majority of NPLs lie within Cyprus operations where foreclosure of collateral is prolonged
- Efforts on behalf of banks in Cyprus to change procedures for foreclosure of collateral
- Greek operations feature strong asset quality despite rapid loan portfolio growth
- Credit scoring and credit rating systems
- Detailed and strict policy for dealing with loans with significant arrears

Loans and advances by geographic sector

Total = C£6,78 bn

Annual growth = 11%


4.000
3.000
2.000
1.000
0
C£ mn
636
2.351
3.111
715
2.794
3.272
June 2004
June 2005

	Share in total Group loan portfolio		Annual growth
■ Cyprus	51%	48%	5%
■ Greece	39%	41%	19%
■ UK & Australia	10%	11%	12%

Greek operations

Loan portfolio annual growth rate


40%
30%
20%
10%

	2001	2002	2003	2004	May 2005
Bank of Cyprus	27%	37%	27%	23%	19%
Banking system	25%	17%	17%	17%	15%

Bank of Cyprus: Growth in Consumer loans 62%
Growth in Housing loans 43%

Greek operations

Loans' market share


4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%

	1998	1999	2000	2001	2002	2003	2004	May 2005
Bank of Cyprus	1,59%	2,16%	2,71%	2,76%	3,23%	3,47%	3,69%	3,78%

Source: Bank of Greece, Bank of Cyprus Greece - Strategic Planning & Research Division

Deposits by geographic sector

Total = C£9,26 bn

Annual growth = 12%


5.000
4.000
3.000
2.000
1.000
0
C£ mn
642
2.872
4.748
657
3.575
5.032
June 2004
June 2005

	Share in total Group deposits		Annual growth
■ Cyprus	57%	54%	6%
■ Greece	35%	39%	25%
■ UK & Australia	8%	7%	2%

Greek operations

Deposits annual growth rate


90%
70%
50%
30%
10%
-10%

	2001	2002	2003	2004	May 2005
Bank of Cyprus	82%	26%	27%	36%	25%
Banking system	12%	-2%	4%	14%	15%

Source: Bank of Greece, Bank of Cyprus Greece - Strategic Planning & Research Division

Greek operations

Deposits' market share


4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%

	1998	1999	2000	2001	2002	2003	2004	May 2005
Bank of Cyprus	0,75%	0,82%	1,15%	1,88%	2,50%	3,05%	3,66%	3,84%

Source: Bank of Greece, Bank of Cyprus Greece - Strategic Planning & Research Division

Group capital base

- **C£955 mn** *(30 June 2005)*
  6% annual growth
- **Increase in Reserves of C£60 mn**
  since 30/6/2004
- **Rights issue**
  - funds to be raised ~ C£100 mn
  - specific details to be announced upon transposition of Single Prospectus Directive

42

TARGETS & PROSPECTS

43

Targets and prospects

- **Optimistic for the future**
  - actions planned and implemented in the past 2 years
  - strategy formulated by new management team
  - cooperation of Board
  - high level of corporate governance standards
- **Three-year strategic plan** *(2005-2007)*
  - productivity improvement
    - changes in branch network structure
    - introduction of more developed/flexible systems/procedures
  - customer service improvement, introduction of new products and entry into new markets
  - loan quality improvement
  - continuation of dynamic expansion overseas

44

Targets and prospects *(continued)*

- Financial results to date continue to be very satisfactory and are expected to remain clearly improved against those for the year 2004
- Results are in line with targets set in Group three-year (2005-2007) strategic plan, aiming by 2007 to:

- increase ROE to a level higher than 13%
  (from 7% for 2004)
- contain cost/income ratio below 58%
  (from 62% for 2004)

45

BANK OF CYPRUS GROUP

Strategy and 1st Half 2005 Financial Results

26 August 2005

46

Loan portfolio quality

in C£ mn	30/6/2005
Total loans (net of suspended interest)	6.668
Total NPLs	583
Provision for bad debts	(248)
Tangible collateral [1]	(289)
Gap [2]	46
Provisions / Total loans	3,7%

(1) Tangible security is valued at forced sale (70% of market value)
(2) The gap is covered by personal guarantees and other non-tangible security

47

Καθαρά έσοδα από τόκους

Αύξηση 14%

- Σημαντική αύξηση χορηγήσεων, κυρίως στην Ελλάδα (19%)
- Διατήρηση καθαρού επιτοκιακού περιθωρίου, παρά τη μείωση του βασικού επιτοκίου στην κυπριακή λίρα


Καθαρά έσοδα από τόκους
116
132
Άλλες χώρες
Ελλάδα
Κύπρος
42
47
64
74
1H2004
1H2005

(83)

RECEIVED
2006 JUN 29 P 1:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Vision Know - how / Trust / Dynamism / Creativity

Profitability
Financial footings
Targets - Prospects

Financial Results for the Nine Months ended on 30.9.2005

Bank of Cyprus Group

Vision Know - how / Trust / Dynamism / Creativity

Profitability
Financial footings
Targets - Prospects

Profitability

Bank of Cyprus Group
Page 2

Profitability Increase



Core profit (in C£ mn)
Profit after tax (in C£ mn)
Profit after tax by quarter (in C£ mn)
+24%
104
129
9months '04
9months '05
+66%
30
50
9months '04
9months '05
+25%
16
15
19
1st Q
2nd Q
3rd Q
2005

Bank of Cyprus Group
Page 3

Nine month 2005 results - Synopsis

Return to positive profitability track

- Profit after tax for the 9month '05 period reached C£50 mn (+66%)
- Improvement of return on equity to 11,3% (+370bp)
- 25% increase in profit after tax for 3Q'05 Vs 2Q'05

Positive results of cost containment programme

- Cost to income ratio improved to 57,8% (9month '04 period: 61,4%)
- Expenses' rate of increase contained to 7% (Vs 16% for total assets)
- Other expenses (other than staff costs) in Cyprus did not record an increase

Further expansion of operations

- Total income increased by 14%
- Total assets increased by 16%
- Significant increase in loans (22%) and deposits (19%) in Greece
- Market share increase in both Cyprus and Greece

Bank of Cyprus Group
Page 4

Results for Nine Month 2005 Period – Financial highlights

Income Statement (in C£ mn)	9months '05	9months '04	+%	3rd Quarter '05	2nd Quarter '05	+%
Total income	305	268	+14%	108	99	+9%
Total expenses	176	164	+7%	60	58	+3%
Core profit	129	104	+24%	48	41	+16%
Profit before tax	62	40	+54%	24	19	+25%
Profit after tax	50	30	+66%	19	15	+25%
Earnings per share (cent)	10,8	6,5	+66%			

Balance Sheet (in C£ mn)	30.09.05	30.09.04	+%	30.09.05	31.12.04	+%
Total assets	11.794	10.206	+16%	11.794	10 260	+15%
Total loans	6 965	6 207	+12%	6.965	6 450	+8%
Total deposits	9 712	8 527	+14%	9 712	8 656	+12%
Shareholders' funds	626	548	+14%	626	559	+12%

Key ratios	9months '05	9months '04	±%
Return on equity	11,3%	7,6%	+370bp
Cost / Income	57,8%	61,4%	-360bp

Bank of Cyprus Group
Page 5

Interest Income



Net interest margin (NIM)
Group
2,68%
2,71%
2,56%
2,54%
2,60%
Improvement despite the reduction in the Cyprus Pound base rate by 1,25 percentage points
More efficient liquidity management
Cyprus
2,30%
2,43%
2,29%
2,27%
2,32%
Greece
2,86%
2,72%
2,69%
2,84%
2,76%
Significant increase of operations
Year '04
1Q '05
2Q '05
3Q '05
9months '05
Net interest income (in C£ mn)
+12%
180
202
9months '04
9months '05

Bank of Cyprus Group
Page 6

Income from and contribution of insurance operations



Profit before tax in C£ mn
70
60
50
40
30
20
10
0
9months '04
9months '05
Insurance
Property
Banking

- Income from insurance operations
  - C£18 mn
  - 32% annual increase
- Profit before tax from insurance operations
  - C£10 mn
  - 74% annual increase
- Contribution of insurance operations
  - 8% of Group core profit
  - 16% of Group profit before tax
- EuroLife
  Doubled profit before tax
  - Increase in operations
  - Low claims
  - Good return on investment portfolio
- General Insurance of Cyprus
  - 16% increase in gross premiums
  - 29% increase in profit after tax

Bank of Cyprus Group

Page 7

Other income (other than interest and insurance)



Other income (C£ mn)
76
85
63
66
Fees and commissions
+6%
12
11
Foreign exchange
-11%
3
Sale and revaluation of financial instruments
-4
4
5
Other
+28%
9months '04
9months '05

Bank of Cyprus Group

Page 8

Cost containment programme – Positive results



Cost / Income ratio
Group
61,4%
62,3%
57,8%
Cyprus
65,8%
67,4%
59,4%
Greece
52,8%
53,2%
53,7%
Other countries
63,7%
63,0%
63,3%
9months '04
Year '04
9months '05

Reduction in staff numbers
- 75 people

Cost of early retirement
- C£2,8 mn

Other operating expenses did not record an increase

Increase in number of staff
- 13%

Branch network expansion
- from 94 to 101 branches



Staff costs (in C£ mn)
102
+8%
110
9months '04
9months '05
Other operating expenses (in C£ mn)
62
+5%
65
9months '04
9months '05

Bank of Cyprus Group

Page 9

Provision for bad debts charge



Provision charge / Total loans
1,94%
1,30%
1,28%
Year '03
Year '04
9months '05

- Charge for 9month '05 period: C£57 mn (9months '04: C£61 mn)
- Target to reduce charge to 1% of total loans by end-'07

Bank of Cyprus Group

Page 10

Profitability of Cyprus operations

in C£ mn	± %	9months '05	9months '04
Net interest income	+11%	106	96
Fees and commissions	+9%	45	41
Income from insurance operations	+29%	16	12
Other income	+64%	16	11
Total income	+15%	183	160
Staff costs	+6%	(75)	(71)
Other operating expenses	-	(34)	(34)
Total income	+4%	(109)	(105)
Core profit (profit before provisions)	+36%	74	55
Contribution		55%	62%
Provision for bad debts	+2%	(44)	(43)
Provision for impairment of available-for-sale investments		-	(3)
Profit before tax	+240%	30	9
Contribution		49%	22%
Tax	+68%	(3)	(2)
Profit after tax	+289%	27	7
Contribution		54%	23%
Cost / Income	-640 bp	59,4%	65,8%
Return on equity	+780 bp	10,8%	3,0%

Bank of Cyprus Group

Page 11

Profitability of Cyprus operations – Positive factors

Cost containment programme

- Staff costs excluding cost of Early retirement Plan increased by 4%
- Continuation of hire freeze
- Other operating expenses did not record an increase

Leading market position

- 24,9% market share in loans (including credit cooperatives)
- Strong deposit base

Bank of Cyprus Group

Page 12

Profitability of Cyprus operations - Catalysts

High bad debt provision charge

- Majority of Group non-performing loans (NPLs) relates to Cyprus operations
- 1,7% of total loans for 9month '05 period
  - Target for reduction of charge as a % of total loans to 1% by end-'07
- Lengthy process for foreclosure of collateral (up to 10 years)

High liquidity

- *High liquidity requirement regarding deposits in foreign currency*

Profitability of Greek operations

in C£ mn	± %	9months '05	9months '04
Net interest income	+17%	81	69
Fees and commissions	-6%	17	18
Income from insurance operations	+67%	2	1
Other income	+81%	2	1
Total income	+14%	102	89
Staff costs	+19%	(27)	(23)
Other operating expenses	+13%	(28)	(24)
Total expenses	+16%	(55)	(47)
Core profit (profit before provisions)	+12%	47	42
Contribution		30%	40%
Provision for bad debts	+25%	(22)	(18)
Profit before tax	+2%	25	24
Contribution		40%	61%
Tax	+10%	(7)	(6)
Profit after tax	-	18	18
Contribution		36%	59%
Cost / Income	+90 bp	53,7%	52,8%
Return on equity	-190 bp	10,6%	12,5%

Profitability of Greek operations – Positive factors

Low cost of operations

- Low staff costs
- Small and flexible branches
- Centralised services

Existing infrastructure is sound

- Support of further expansion
- Lower marginal cost per new branch

Significant expansion of operations

Profitability of Greek operations – Catalysts

Branch network expansion adversely affects level of expenses

- Hire and training of staff for operation of new branches
  - 6 months in advance
- Full write-off of branch pre-opening expenses in the year they are incurred
- New branch becomes profitable on a month-by-month basis within 18 months
- New branch covers pre-opening expenses and accumulated losses within 3 years

Time required for customer relationship to mature = lower fees and commissions

- Customer relationship needs time to reach maturity level (in excess of 3 years)
- Over 50% of branch network has not yet reached the customer relationship *maturity level*
- Fee and commission income has not yet reached full penetration level
- High funding cost, particularly for new branches

Profitability of operations in Other countries

in C£ mn	± %	9months '05	9months '04
Net interest income	+3%	16	15
Other income	-8%	4	5
Total income	-	20	20
Staff costs	-1%	(8)	(8)
Other operating expenses	-	(5)	(5)
Total expenses	-	(13)	(13)
Core profit (profit before provisions)	+2%	7	7
Contribution		5%	7%
Provision for bad debts	+83%	(1)	(1)
Profit before tax	-3%	6	6
Contribution		11%	17%
Tax	-9%	(1)	(1)
Profit after tax	-2%	5	5
Contribution		10%	15%
Cost / Income	-4 bp	63,3%	63,7%
Return on equity	- 100 bp	14,9%	15,9%

Vision Know - how / Trust / Dynamism / Creativity

- Profitability
- Financial footings
- Targets - Prospects

Financial footings

Group Loans and Deposits

Loans (in C£ mn)


+12%
9.04 12.04 3.05 6.05 9.05

Deposits (in C£ mn)


+14%
9.04 12.04 3.05 6.05 9.05

Loans / Deposits (%)


72,8%
73,2%
73,2%
71,7%
9.04 12.04 3.05 6.05 9.05

- High liquidity
- Strong deposit base

Loans by geographic sector

in C£ mn


641
2.418
3 147
710
2.940
3 315
9 04
9 05

	9 04	9 05	Annual increase %
■ Cyprus	51%	48%	5%
■ Greece	39%	42%	22%
■ Other countries	10%	10%	11%

Loans in Cyprus

Market share increase (from 12.04 to 9.05)

- **from 24,3% to 24,9%** (total market including credit cooperatives)
- **from 34,4% to 35,3%** (total commercial banks)

Loans (C£ mn)


+10%
+8%
+5%
+3%
Write-offs of fully provided loans
3.147
3.220
3.315
9.04
12.04
9.05

Loans in Greece

Loans (C£ mn)


+22%
+13%
2,418
2.595
2.940
9.04
12.04
9.05

Increase (from 12.04 to 9.05):

- Housing loans +46%
- Consumer loans +38%

Market share in loans


3,23%
3,47%
3,69%
3,81%
'02
'03
'04
8.05

Rate of increase in loans


40%
35%
30%
25%
20%
15%
10%
Bank of Cyprus
Banking system

Loans by customer sector (at 30.9.05)

Cyprus


Retail
34%
SMEs
17%
Corporate
49%

Greece


SMEs
49%
Retail
27%
Corporate
24%

Group


Retail
31%
(Dec '04: 28%)
SMEs
32%
(Dec '04: 31%)
Corporate
37%
(Dec '04: 41%)

Non-performing loans

30.9.05 (in C£ mn)	
Total loans (net of suspended interest)	6.844
Non-performing loans (NPLs)	598
Provision for bad debts	(271)
NPLs / Total loans	8,7%
Provisions / NPLs (Coverage ratio) (1)(2)	45,3%

(1) The balance of NPLs is fully covered by tangible collateral

(2) Target to increase coverage of NPLs by provisions in the next 2 years

Deposits by geographic sector

In C£ mn



636
3 115
4 775
674
3.710
5 328
9.04
9.05

	9.04	9.05	Annual increase %
Cyprus	56%	55%	12%
Greece	37%	38%	19%
Other countries	7%	7%	6%

Deposits in Greece

Market share



2,50%
3,05%
3,66%
3,85%
'02
'03
'04
9.05

Rate of increase in deposits



40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
Bank of Cyprus
Banking system
'02
'03
'04
9.05

Financial footings in Other countries

United Kingdom and Channel Islands

in C£ mn	9months '05	9months '04	+%
Loans	563	535	+6%
Deposits	562	547	+3%
Core profit	7	7	+1%
Profit after tax	5	5	+1%

Australia

in C£ mn	9months '05	9months '04	+%
Loans	147	106	+38%
Deposits	112	89	+25%

Group capital base

Capital adequacy ratio



13,7%
12,7%
Core Tier 1
Hybrid
Tier 2
7,6%
1,4%
4,7%
6,9%
1,3%
4,5%
31.12.04
30.9.05

in C£ mn	30.9.2005
Tier 1 capital	582
- Core Tier 1	*492*
Tier 2 capital	318
Total capital	900
Risk-weighted assets	7.102

Rights issue

- Total proceeds of C£109 mn
- Completion in December '05
- Ratio: 1 new share for every 6 existing shares
- 77 mn new shares at C£1,40 (€2,44)

Rights issue timetable

Record date

- 31 October 2005

Trading period

- 22 November - 6 December 2005

Exercise period

- Holders registered in CSE
  - 13 - 19 December 2005
- Holders registered on ATHEX
  - 22 November - 19 December 2005

Vision Know - how / Trust / Dynamism / Creativity

Profitability
Financial footings
Targets - Prospects

Targets - Prospects


2007 Targets
Improvement of cost to income ratio
69,0%
62,3%
57,8%
BELOW 58,0%
'03
'04
9months '05
'07
Improvement of return on equity
7,1%
11,3%
ABOVE 13,0%
'04
9months '05
'07
Foundations have been laid for strong prospects
Revision of strategic targets
2006 - 2008 three-year strategic plan
Review in December 2005 - January 2006
Bank of Cyprus Group
Page 31

84

27 February 2006



Strategy
Financial results 2005
Targets

Group Financial Results for 2005

Bank of Cyprus Group

27 February 2006

Strategy
Financial results 2005
Targets

Strategy

Bank of Cyprus Group

Strategic priorities

Strengthen presence in Cyprus

- Increase market share, especially in retail sector
- Increase profitability

Further expansion in Greece

- Expansion of branch network
- Increase size and profitability

Consolidate presence in the United Kingdom and further expand in Australia

Further exploit synergies between Cyprus and Greece

- *Increase operational efficiency and reduce cost*

Enter new markets

- Romania and Russia

Bank of Cyprus Group

Action plan

Increase productivity

- Changes in organisational structure of branch network and further centralisations
- Introduction of state of the art systems
- Introduction of flexible procedures

Improve quality of service

- Introduction of new products with innovative features
- Entry into new markets with prospects

Improve loan portfolio quality

- Reduction in non-performing loans (NPLs)
- Increase provision coverage of NPLs

Bank of Cyprus Group

Action plan *(continued)*

Expand further in Greece

- Banking and insurance sectors
- Maturity of branch network
- Increase in financial footings

Expand further in Australia

- Maturity of branch network

Exploit synergies between Cyprus and Greek operations

- Common centralised services for both countries (where possible and appropriate)
- Common information technology systems (where possible and appropriate)

Bank of Cyprus Group

Action plan *(continued)*

Expand in Romania

- Priority in setting-up leasing operations
  - less time required
  - Use experience gained from leasing operations in Greece
- Application for a banking license

Expand in Russia

- Existing customer relationships
- Branch in Moscow, targeting a fully-fledged banking unit

Bank of Cyprus Group

27 February 2006

- Strategy
- Financial results 2005
- Targets

Financial results 2005 & Targets

Bank of Cyprus Group

27 February 2006

- Profitability
- Balance Sheet Items

Financial Results 2005

Profitability

Bank of Cyprus Group

Increased profitability



Core profit (C£ mn)
Profit after tax (C£ mn)
Quarterly Profit after tax (C£ mn)
+32%
138
182
2004
2005
+88%
39
72
2004
2005
+15%
16
15
19
22
1st
2nd
3rd
4th
Quarter
2005

Bank of Cyprus Group

Results 2005

Significant profitability increase

- Profit after tax C£72 mn (+88%)
- Improvement of return on equity to 11,9% (+4,8 p.p.)
- 15% increase in profit after tax from 3rd to 4th Quarter

Positive results of cost containment programme

- Cost to income ratio improved to 56,7%, (2004: 62,3%)
- Expenses' rate of increase contained to 4% (rate of increase of total assets 25%)
- Reduction of 12% in other operating expenses (other than staff costs) in Cyprus

Further expansion of operations

- Total income increased by 15%
- Significant increase in deposits (24%) and loans (15%)
- Market share increase both in Cyprus and Greece

Bank of Cyprus Group

Dividend proposed

7 cent per share

- *Ex-dividend date* — *2 June 2006*
- Payment date — 27 June 2006

Dividend reinvestment plan

- 10% discount

Bank of Cyprus Group

Financial highlights

INCOME STATEMENET (C£ mn)	2005	2004	+%	4Q '05	3Q '05	+%
Total income	419	366	+15%	115	108	+7%
Total expenses	237	228	+4%	62	60	+4%
Core profit	182	138	+32%	53	48	+11%
Profit before tax	91	51	+78%	29	24	+22%
Profit after tax	72	39	+88%	22	19	+15%
Earnings per share (cent)	14,4	7,7	+87%			

BALANCE SHEET (C£ mn)	31.12.05	31.12.04	+%
Total assets	12.802	10.260	+25%
Total loans	7.398	6.450	+15%
Total deposits	10.724	8.656	+24%
Shareholders' funds	762	559	+36%

KEY INDICATORS	2005	2004	±
Return on equity	11,9%	7,1%	+4,8pp
Cost / Income	56,7%	62,3%	-5,6pp

pp = percentage points, 1 pp = 1%

Bank of Cyprus Group

Interest income



Net interest margin
• Group
2,66%
2,71%
2,56%
2,54%
2,64%
2,60%
• Cyprus
2,30%
2,43%
2,28%
2,27%
2,28%
2,27%
• Greece
2,66%
2,72%
2,68%
2,84%
2,89%
2,62%
Year 2004
1st
2nd
3rd
4th
Quarter 2005
Year 2005

Reduction in the *Cyprus Pound* base rate by 1,25 p.p.

More efficient liquidity management

Significant expansion of operations

Increase in loan portfolio



Net interest income (C£ mn)
+14%
246
280
2004
2005

Bank of Cyprus Group

Insurance operations – income and contribution



Profit before tax (C£ mn)
100
90
80
70
60
50
40
30
20
10
0
Insurance
Property
Banking
2004
2005

- Income from insurance operations
  - C£23 mn
  - 29% annual increase
- Profit before tax from insurance operations
  - C£14 mn
  - 47% annual increase
- Contribution of insurance operations to Group results
  - 8% of core profit
  - 16% of profit before tax
- EuroLife
  - 59% incrase in profit after tax
  - Increase in volumes (14%), lower claims, good return on investment portfolio
- General Insurance of Cyprus
  - 15% increase in gross premiums

Bank of Cyprus Group

Other income

Other income (C£ mn)	101	116	+14%
Fees and commissions	86	90	+4%
Foreign exchange	15	14	-6%
Sale and revaluation of financial instruments	-5	6	
Other	5	6	+25%
	2004	2005	

Bank of Cyprus Group

Cost containment



Cost / Income
• Group
69,0%
62,3%
56,7%
• Cyprus
74,8%
67,4%
58,0%
• Greece
53,7%
53,2%
52,4%
2003
2004
2005



Staff costs (C£ mn)
+9%
138
151
2004
2005
Other operating expenses (C£ mn)
-4%
90
86
2004
2005

Bank of Cyprus Group

Cost containment *(continued)*

Cost containment in Cyprus operations

- **Reduction of 12% in other operating expenses** (excluding staff costs)
- ***Reduction in staff numbers*** (79 employees since last quarter of 2004)
- **Cost of Early Retirement Plan** C£3,7 mn

Increased expenses in Greece due to expansion

- **13% increase in income** (positively compares to the rate of increase in deposits 17% and loans 21%)
- ***Staff numbers increased by 9%***
- **10 new branches in 2005 and another 4 in the first two months of 2006**

Bank of Cyprus Group

Staff pension plan



Deficit (C£ mn)
116
104
70
43
2003
2004
2005
2005
based on
BOC share price
of C£3,70
2005
"vested employee
benefits basis" &
BOC share price of C£3,70

Bank of Cyprus Group

Bad debt provision charge



Provision charge / Total loans
1,94%
1,30%
1,23%
2003
2004
2005

- Charge for 2005 C£91 mn (2004: C£84 mn)
- Target for reduction
  - ➢ < 1,0% in 2006
  - ➢ 0,8% in 2008

Profitability of Cyprus operations

C£ mn	± %	2005	2004
Net interest income	+14%	149	130
Fees and commissions	+10%	62	56
Income from insurance operations	+27%	21	17
Other income	+67%	22	13
Total income	+17%	254	216
Staff costs	+8%	(103)	(96)
Other operating expenses	-12%	(44)	(49)
Total expenses	+1%	(147)	(145)
Core profit	+51%	107	71
Contribution		*59%*	*51%*
Provision for bad debts	+1%	(60)	(60)
Provision for impairment of investments		-	(3)
Profit before tax	+501%	47	8
Contribution		*51%*	*15%*
Tax	+43%	(5)	(3)
Profit after tax	+846%	42	5
Contribution		*58%*	*11%*
Cost / Income		58,0%	67,4%
Return on equity		12,0%	1,4%

Profitability of Greek operations

C£ mn	± %	2005	2004
Net interest income	+17%	111	95
Fees and commissions	-8%	23	25
Income from insurance operations	+57%	2	1
Other income	+302%	4	1
Total income	+15%	140	122
Staff costs	+18%	(37)	(31)
Other operating expenses	+8%	(36)	(34)
Total expenses	+13%	(73)	(65)
Core profit	+17%	67	57
Contribution		*37%*	*41%*
Provision for bad debts	+25%	(31)	(24)
Profit after tax	+10%	36	33
Contribution		*40%*	*64%*
Tax	+36%	(11)	(8)
Profit after tax	+2%	25	25
Contribution		*34%*	*64%*
Cost / Income		52,4%	53,2%
Return on equity		11,1%	12,3%

Profitability of operations in Greece *(continued)*

Positive factors

- Low staff cost
- Sound existing infrastructure
  - ➢ Lower marginal cost per new branch
- *Significant increase in balance sheet size*

Branch network expansion = higher costs

- Recruitment and training of staff
- Write-off of pre-opening expenses in year incurred
- New branch statistics
  - ➢ turns into profit within 18 months
  - ➢ breaks even within 3 years

Immature network = lower income and higher cost

- ~ 50% of network is still immature (under 5 years old)
- Lower fees and commissions
- Higher cost of deposits

Profitability of operations in Other countries

C£ mn	± %	2005	2004
Net interest income	-3%	20	21
Fees and commissions	+2%	5	5
Other income	-63%	-	2
Total income	-7%	25	28
Staff costs	-1%	(11)	(11)
Other operating expenses	-	(6)	(7)
Total expenses	-1%	(17)	(18)
Core profit	-18%	8	10
Contribution		*5%*	*7%*
Provision for bad debts	-	-	-
Profit before tax	-23%	8	10
Contribution		*9%*	*21%*
Tax	+178%	(2)	(1)
Profit after tax	-39%	6	9
Contribution		*8%*	*25%*

27 February 2006

Profitability

Balance Sheet items

Financial
Results 2005

Balance Sheet items

Loans by geographic sector

2004: C£6,45 bn 2005: C£7,40 bn
Increase of 15%



638
2.595
3.220
709
3.141
3.548
2004
2005

	Share in total Group portfolio		Annual increase %
▪ Cyprus	50%	48%	10%
▪ Greece	40%	42%	21%
▪ Other countries	10%	10%	12%

Loan portfolio of Cyprus operations

Market share increase

- from 24,3% to 25,6% (Dec. 2004 – Dec. 2005) (total market incl. credit cooperatives)
- from 34,4% to 36,3% (Dec. 2004 – Dec. 2005) (total commercial banks)

Gross loans (C£ mn)



+16%
+10%
3.220
3.548
3.728
2004
2005
2005 before loan write-offs
Loan write-offs of C£180 mn fully provided for

Loan portfolio of Greek operations

Gross loans (C£ mn)



+21%
2.595
3.141
2004
2005

Market share



3,23%
3,47%
3,69%
3,86%
2002
2003
2004
2005

Rate of growth



40%
35%
30%
25%
20%
15%
10%
Bank of Cyprus
Banking sector
2002
2003
2004
2005

Increase (2004-2005)

▪ Housing	67%
▪ Consumer	57%

Loans by customer sector

Cyprus



Retail 35%
SMEs 16%
Corporate 49%

Greece



SMEs 45%
Retail 29%
Corporate 26%

Group



Retail 32% (2004: 28%)
SMEs 30% (2004: 31%)
Corporate 38% (2004: 41%)

Non-performing loans (NPLs)

Evolution of NPLs [1]



41,8%
49,6%
49,9%
Provisions /NPLs
NPLs in arrear > 6 months
NPLs in arrear > 3 months

Loan write-offs in 2005: C£138 mn

Non-performing loans (NPLs) *(continued)*

December 2005 (C£ mn)	
Total loans (net of interest suspension)	7.277
Non-performing loans (NPLs)	586
Provision for bad and doubtful debts	(292)
NPLs / Total loans	8,1%
NPLs coverage [(1)]	49,9%

- (1) The remainder balance of NPLs is fully covered by tangible collateral.

Deposits by geographic sector

2004: C£8,66 bn   2005: C£10,72 bn
Increase of 24%


620
3.284
4.752
678
3.856
6.190
2004
2005

	Share in the Group total %		Annual increase %
■ Cyprus	55%	58%	30%
■ Greece	38%	36%	17%
■ Other countries	7%	6%	9%

Bank of Cyprus Group

Deposits in Greece


Deposits (C£ mn)
+17%
3.284
3.856
2004
2005


Market share
2,50%
3,05%
3,66%
3,81%
2002
2003
2004
2005

Bank of Cyprus Group

Operations in Other countries

United Kingdom and Channel Islands

C£ mn	2005	2004	±%
Loans	562	523	+8%
Deposits	563	526	+7%
Core profit	9	10	-16%
Profit after tax	6	9	-36%

Australia

C£ mn	2005	2004	±%
Loans	147	113	+30%
Deposits	116	95	+23%

Bank of Cyprus Group

Group liquidity


Loans / Deposits (%)
77,0%
74,5%
73,2%
73,2%
71,7%
69,0%
2003
12.04
03.05
06.05
09.05
12.05

- High liquidity
- Strong deposit base
- Lower liquidity requirement in foreign currency is expected with the entry of Cyprus in the eurozone in 2008
- Increase in net interest margin

Bank of Cyprus Group

Group capital base

Capital adequacy ratio


13,7%
14,1%
Core Tier 1
Hybrid
Tier 2
7,6%
8,5%
4,7%
4,3%
2004
2005

C£ mn	Dec '05
Tier 1 capital	727
- Core Tier 1	636
Tier 2 capital	321
Total capital	1.048
Risk weighted assets	7.457

Shareholders' funds

- 36% increase to C£762 mn, mainly due to:
  - ➢ Share capital incrase through a Right issue
  - ➢ Accumulated profit for 2005
  - ➢ Revaluation of bonds (C£30 mn) and shares (C£5 mn)

Bank of Cyprus Group

27 February 2006

Strategy

Financial results 2005

Targets

Targets

Bank of Cyprus Group

Upgrading of three-year targets 2006 - 2008

Bad debt provision charge /Total loans

- **< 1,0% for 2006** (previously 1% for 2007)
- **0,8% target for 2008**

Return on equity

- **Increase by 2 percentage points per annum to 18% for 2008**



7,1%
11,9%
>13,0%
16,0%
18,0%
TARGETS
2004
2005
Previous 2007 (24/2/05)
Previous 2008 (1/2/06)
New 2008

Evolution and Targets for 2008



Cost / Income (%)
69,0
62,3
56,7
51,0
Provision charge/ Total loans (%)
1,9
1,3
1,2
0,8
Return on equity (%)
6,2
7,1
11,9
18,0
2003
2004
2005
2008 Target

Basic assumptions of three year plan (2006-2008)

Annual average growth rate of 2006-2008 period

• **Net interest income**	**16%**
• **Non-interest income**	**6%**
➢ Impact of introduction of Euro in 2008	
• **Total income**	**13%**
• **Total expenses**	**8%**
• **Total loans**	**16%**
➢ Cyprus	11%
➢ Greece	23%
• **Total assets**	**10%**

Basic assumptions of three year plan (2006-2008)*(continued)*

Other basic assumptions include

- **Increase in loans to deposits ratio by 10 percentage points**
- **No issue of new shares**
- **Increase in net interest margin by 15 b.p.**
  - ➢ increase in Greece
  - ➢ decline in Cyprus
    (interest rate convergence to euro)

Profit target for 2006

Profit after tax (C£ mn)



+300%
+65%
+88%
39
72
120
2004
2005
2006 Target

85

RECEIVED

2006 JUN 29 P 1:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

11 May 2006



Profitability

Balance sheet items

Appendix: *Strategy*

Group financial results for 1st Quarter 2006

Bank of Cyprus Group

Page 1

11 May 2006

Profitability

Balance sheet items

Appendix: *Strategy*

Profitability

Bank of Cyprus Group

Page 2

Increased profitability



Profit before provisions
(C£ mn)
+58%
39
62
1Q '05
1Q '06



Profit after tax
(C£ mn)
+132%
16
37
1Q '05
1Q '06

Bank of Cyprus Group

Page 3

Results for 1st Quarter 2006

Significant profitability increase

- Profit after tax C£37 mn (+132%)
- Total revenue increased by 25%
- Expenses rate of growth contained to 2%
- Profit from sale and change in fair value of financial instruments C£8 mn
- Lower provision charge (-9%)

Significant improvement of performance indicators

- Cost to income ratio improved to 49,0%, (1Q05: 59,9%)
- Return on equity improved to 19,1% (+7,8 p.p.)

Further expansion of operations

- Significant increase in loans (18%) and deposits (16%)
- Lending market share increase both in Cyprus and Greece

Bank of Cyprus Group

Page 4

Increased profitability

INCOME STATEMENT (C£ mn)	1Q '06	1Q '05	±	Year '05
Total income	122	98	+25%	419
Total expenses	60	59	+2%	237
Profit before provisions	62	39	+58%	182
Profit before tax	44	19	+127%	91
Profit after tax	37	16	+132%	72
Earnings per share (cent)	6,8	3,2	+113%	14,4

KEY INDICATORS	1Q '06	1Q '05	±	
Return on equity	19,1%	11,3%	+7,8pp	11,9%
Cost / Income	49,0%	59,9%	-10,9pp	56,7%

pp = percentage points, 1 pp = 1%

Interest income


Net interest margin
Group
2,60%
2,71%
2,58%
2,54%
2,64%
2,64%
Cyprus
2,27%
2,43%
2,29%
2,27%
2,28%
2,12%
Greece
2,82%
2,72%
2,68%
2,84%
2,99%
3,10%
FY '05
1Q '05
2Q '05
3Q '05
4Q '05
1Q '06
Reduction in the CYP base rate by 1,25 p.p. since 1.1.05
Increase in foreign currency deposits
Favourable adjustment in cost of deposits
Increase in loans to deposits ratio
Net interest income (C£ mn)
+19%
65
78
1Q '05
1Q '06

Insurance operations – income and contribution


Profit before tax (C£ mn)
50
40
30
20
10
0
Insurance
Property
Banking
1Q '05
1Q '06

- Income from insurance operations
  - C£7 mn
  - 20% annual increase
- Profit before tax from insurance operations
  - C£5 mn
  - 37% annual increase
- Contribution of insurance operations to Group results
  - 11% of profit before tax
- EuroLife
  - 16% increase in profit after tax
  - Increase in new business (27%) and good return on investment portfolio
- General Insurance of Cyprus
  - 18% increase in gross premiums

Other income (other than interest and insurance income)


Other income (C£ mn)
26
37
+40%
Fees and commissions
20
24
+16%
Foreign exchange
3
4
+23%
Sale and change in fair value of financial instruments
0,2
8
Other
3
1
-63%
1Q '05
1Q '06

Cost containment

Cost / Income



Group
59,9%
56,7%
49,0%
Cyprus
61,6%
58,0%
47,0%
Greece
57,1%
52,4%
50,0%
1Q '05
FY '05
1Q '06

Staff costs (C£ mn)



+1%
38
38
1Q '05
1Q '06

Other operating expenses (C£ mn)



+4%
21
22
1Q '05
1Q '06

Bad debt provision charge

Provision charge / Total loans



1,3%
1,2%
0,9%
'04
'05
1Q '06

- **Charge for 1Q2006: C£18 mn** (1Q2005: C£20 mn)
- **Target for reduction**
  - **< 0,8% in 2008**

Profitability of Cyprus operations

C£ mn	±	1Q '06	1Q '05	*Year '05*
Net interest income	+21%	42	35	*149*
Fees and commissions	+17%	17	14	*62*
Income from insurance operations	+16%	6	6	*21*
Profit from disposal & reval'n of fin. instr.		7	0	*6*
Foreign exchange and other income	-6%	4	4	*16*
Total income	+29%	76	59	*254*
Staff costs	-5%	(25)	(26)	*(103)*
Other operating expenses	+7%	(10)	(10)	*(44)*
Total expenses	-2%	(35)	(36)	*(147)*
Profit before provisions	+78%	41	23	*107*
Contribution		*65%*	*58%*	*59%*
Provision for bad debts	-28%	(9)	(13)	*(60)*
Profit before tax	+207%	32	10	*47*
Contribution		*71%*	*53%*	*51%*
Tax	+206%	(4)	(1)	*(5)*
Profit after tax	+207%	28	9	*42*
Contribution		*74%*	*56%*	*58%*
Cost / Income		47,0%	61,6%	*58,0%*
Return on equity		28,8%	11,1%	*12,0%*

Profitability of Greek operations

C£ mn	±	1Q '06	1Q '05	*Year '05*
Net interest income	+21%	31	26	*111*
Fees and commissions	+12%	6	5	*23*
Income from insurance operations	+71%	1	0	*2*
Profit from disposal & reval'n of fin. instr.		1	0	*1*
Foreign exchange and other income	-40%	1	2	*3*
Total income	+23%	40	33	*140*
Staff costs	+16%	(10)	(9)	*(37)*
Other operating expenses	+1%	(10)	(10)	*(36)*
Total expenses	+8%	(20)	(19)	*(73)*
Profit before provisions	+43%	20	14	*67*
Contribution		*32%*	*35%*	*37%*
Provision for bad debts	+24%	(9)	(7)	*(31)*
Profit before tax	+63%	11	7	*36*
Contribution		*25%*	*35%*	*40%*
Tax	+80%	(3)	(2)	*(11)*
Profit after tax	+58%	8	5	*25*
Contribution		*22%*	*33%*	*34%*
Cost / Income		50,0%	57,1%	*52,4%*
Return on equity		13,4%	9,7%	*11,1%*

Profitability of operations in Other countries

C£ mn	±	1Q 2006	1Q 2005	Year 2005
Net interest income	-6%	5	5	*20*
Fees and commissions	+21%	1	1	*5*
Income from insurance operations		-	-	-
Profit from disposal & reval'n of fin. instr.	+58%	0	0	*0*
Foreign exchange and other income	-75%	0	0	*0*
Total income	-7%	6	6	*25*
Staff costs	+6%	(3)	(3)	*(11)*
Other operating expenses	+9%	(2)	(1)	*(6)*
Total expenses	+7%	(5)	(4)	*(17)*
Profit before provisions	-28%	1	2	*8*
Contribution		*3%*	*7%*	*5%*
Provision for bad debts	-2%	(0)	(0)	*(0)*
Profit before tax	-32%	1	2	*8*
Contribution		*4%*	*12%*	*9%*
Tax	-60%	(0)	(0)	*(2)*
Profit after tax	-24%	1	2	*6*
Contribution		*4%*	*11%*	*8%*
Cost / Income		67,8%	58,5%	*67,2%*
Return on equity		11,3%	16,3%	*12,9%*

Bank of Cyprus Group

11 May 2006

Profitability

Balance sheet items

Appendix: *Strategy*

Balance sheet items

Bank of Cyprus Group

Loans by geographic sector

Mar '05: C£6,5 bn Mar '06: C£7,7 bn
Increase of 18%



3.670
3.153
3.298
2.695
679
716
31.3.05
31.3.06

	Share in total Group portfolio		Annual increase %
▪ Cyprus	48%	48%	16%
▪ Greece	41%	43%	22%
▪ Other countries	11%	9%	6%

Bank of Cyprus Group

Market share in loans

Cyprus operations

- Market share increase
  - ➢ from 24,3% (Mar '05) to 25,7% (Mar '06)
- Housing loan balances increased by 76%

Greek operations

- Market share increase
  - ➢ from 3,69% (Jan '05) to 3,86% (Jan '06)

• Increase (Mar '06 - '05)	Bank of Cyprus	Market
➢ Housing loans	65%	34%
➢ Consumer loans	45%	28%

Bank of Cyprus Group

Well diversified loan portfolio



Cyprus
Retail 38%
SMEs 16%
Corporate 48%
Group
Retail 32% (31.12.05: 32%)
SMEs 30% (31.12.05: 30%)
Corporate 38% (31.12.05: 38%)
Greece
SMEs 45%
Retail 29%
Corporate 26%
Other 6%
Property & constr'n 14%
Tourism 9%
Trade 16%
Manufacturing 5%
Personal, home loans & professional 50%

Non-performing loans (NPLs)



Evolution of NPLs [1]
Provisions/NPLs
NPLs in arrear > 6 months
See note: NPLs in arrear > 3 months
31.12.04
31.12.05 1.1.06
31.3.06

Note:
As of 1/1/2006, the criteria for classifying loans as NPLs have changed to include include all loans in arrear for longer than 3 months. In addition the NPL classification is applied to all the other loans of the customers who have a specific facility classified as non-performing.

Non-performing loans (NPLs) *(continued)*

31.3.06 (C£ mn)	
Total loans (net of interest suspension)	7.556
Non-performing loans (NPLs)	651
Provision for bad and doubtful debts	(307)
NPLs / Total loans	8,6%
NPLs coverage (1)	47,1%

(1) The remainder balance of NPLs is fully covered by tangible collateral.

Deposits by geographic sector

Mar '05: C£8,9 bn Mar '06: C£10,4 bn
Increase of 16%



5.883
4.797
3.463
3.807
639
674
31.3.05
31.3.06

	Share in the Group total %		Annual increase %	Market share
▪ Cyprus	54%	57%	23%	29,7%
▪ Greece	39%	37%	9%	3,73%
▪ Other countries	7%	6%	6%	

Operations in Other countries

United Kingdom and Channel Islands

C£ mn	31.3.06	31.3.05	±%
Loans	573	559	+3%
Deposits	560	539	+4%
Profit before provisions	2	3	-26%
Profit after tax	1	2	-22%

Australia

C£ mn	31.3.06	31.3.05	±%
Loans	143	120	+20%
Deposits	114	100	+14%

Group liquidity

Loans / Deposits (%)



74,6%
73,2%
73,2%
71,7%
69,0%
74,1%
12.04 03.05 06.05 09.05 12.05 3.06

- High liquidity
- Strong deposit base
- Lower liquidity requirement in foreign currency is expected with the entry of Cyprus in the eurozone in 2008
- Increase in net interest margin

Group capital base

Capital adequacy ratio



14,1%
13,8%
8,6%
8,5%
Core Tier 1
Hybrid
Tier 2
31.12.05
31.3.06

C£ mn	Mar '06
Tier 1 capital	744
- Core Tier 1	651
Tier 2 capital	313
Total capital	1.057
Risk weighted assets	7.653

Prospects for full year 2006

Expect to exceed Profit after tax target of C£120mn

Based on

- Group financial results to date and indications for their further development
- Current conditions in the markets in which Group operates

11 May 2006

Appendix: *Strategy*

Strategic priorities

Strengthen presence in Cyprus

- Increase market share, especially in retail sector
- Increase profitability

Further expansion in Greece

- Expansion of branch network
- Increase size and profitability

Exploit synergies between Cyprus and Greek operations

- Common centralized services for both countries
- Common information technology systems
- Increase operational efficiency and reduce cost

Strategic priorities *(continued)*

Consolidate presence in the United Kingdom and further expand in Australia

Enter new markets

Expand in Russia

- Build on existing customer relationships
- Branch in Moscow, targeting a fully-fledged banking unit
- ➔ Low-risk profitable lending

Expand in Romania

- Priority in setting-up leasing operations
  - ➢ Less time required
  - ➢ Use experience gained from leasing operations in Greece
- Application for a banking license

Key performance drivers – Cyprus operations

Mature banking market with high GDP growth

- Real GDP growth: 3,8% for 2005, forecast of 4,2% for 2006
- CAGR for '03-'05:
  loan expansion 7,4%, deposit expansion 10,6%
- ➔ Potential for further expansion of the banking sector

Importance of Cyprus as an international business centre

- Good geographic position
- Member of the EU
- High quality accounting and legal services
- Relatively low cost of operations
- Favourable tax treaties with ex-Soviet Union countries
- ➔ Inflow of working capital and commercial business funds
- ➔ Positive impact on profitability and growth prospects of banking sector

Key performance drivers – Cyprus operations *(continued)*

Cyprus convergence to Eurozone

- Falling interest rate environment
- → Positive impact on housing and resort housing markets
- → Continued appreciation of asset pricing
- → Increased lending growth

Bank of Cyprus Group

Key performance drivers – Cyprus operations *(continued)*

Relaxation of high liquidity requirement on foreign deposits

- 55% of deposits in Cyprus are foreign currency deposits
  - ➢ *Stable deposit base*
- Liquidity requirement of 75% (i.e. can only lend 25%)
- Gradual relaxation of high liquidity requirement upon joining Eurozone
- → Utilisation for loan growth in Greece = reduction in cost of deposits
- → Utilisation for loan growth in Russia = profitable risk-free (deposit-backed) lending

Bank of Cyprus Group

Key performance drivers – Cyprus operations *(continued)*

Market leader with scope for market share gain in targeted sectors

- Credit coops historically controlled majority of retail lending
  - ➢ 28,8% market share
  - ➢ High penetration in retail sector
- *Credit coops disrupted due to gradual introduction* of increased regulation
- BOC's market share in retail lending is still small compared to overall market share
- *Concerted promotion campaign and introduction of* innovative products
- → Increase in market share in lending
  - ➢ From 24,3% in 2004 to 25,6% in 2005 to 25,7% in March 2006

Bank of Cyprus Group

Key performance drivers – Cyprus operations *(continued)*

Improvement in loan portfolio quality

- Improvement in asset pricing and high GDP growth lead to higher disposable income and improvement in repayment ability
- Provision coverage of NPLs is increasing
- Recovery statistics of 2005 support above statements
  - ➢ Write backs of 5% of book value for cases settled in 2005
- Possible enactment and implementation *of improved procedures on foreclosure of property collateral* provides value-added
  - ➢ Not a factor taken into account in the Group's strategic plan
- → Positive impact on net interest income and provision charge

Bank of Cyprus Group

Key performance drivers – Greek operations

Immature network = potential for increased income

- **Majority of network is still immature**
  - Under 3 years old 34% of branch network
  - Under 5 years old 72% of branch network
  - New branch turns into profit within 18 months and breaks even within 3 years
- **Potential for higher fee and commission income and favourable adjustment in cost of deposits**

Annual operating contribution of branch network



1.130
850
650
280
-100
Branch operating contribution (in € 000) before allocation of head office expenses and before provisions
% of branch network falling within certain age band

Disclaimer

Certain statements, beliefs and opinions in this presentation are forward-looking. Such statements can be generally identified by the use of terms such as "believes", "expects", "may", "will", "should", "would", "could", "plans", "anticipates" and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risks and uncertainties and assumptions about the Group that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. We have based these forward-looking statements on our current expectations and projections about future events. The Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Readers are cautioned not to place undue reliance on forward-looking statements, which are based on facts known to the Group only as of the date of this presentation.

Neither this presentation nor a copy of it may be taken or transmitted into the United States of America, its territories or possessions or distributed, directly or indirectly, in the united States of America, its territories or possessions. Neither this presentation nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any such securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this presentation in other jurisdictions may be restricted by law and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions.

The securities issued by the Bank of Cyprus Public Company Ltd have not been, and will not be, registered under the US Securities Act of 1933 ("the Securities Act"), or under the applicable securities laws of Canada, Australia or Japan.



(86)

Public Tender Offer for 100% of Emporiki Bank's shares

Creating a Leading Hellenic Banking Group

June 22, 2006

Disclaimer

THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND MAY NOT BE FURTHER DISTRIBUTED OR PASSED ON TO ANY OTHER PERSON OR PUBLISHED OR REPRODUCED, IN WHOLE OR IN PART, BY ANY MEDIUM OR IN ANY FORM FOR ANY PURPOSE.

Certain statements, beliefs and opinions in this presentation are forward-looking. Such statements can be generally identified by the use of terms such as "believes", "expects", "may", "will", "should", "would", "could", "plans", "anticipates" and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risks, uncertainties and assumptions about the Group that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. We have based these forward-looking statements on our current expectations and projections on future events. The Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Readers are cautioned not to place undue reliance on forward-looking statements, which are based on facts known to the Group only as of the date of this presentation.

The distribution of this presentation may be restricted by law and persons into whose possession this presentation comes should inform themselves about, and observe, any restrictions in any relevant jurisdiction. Neither this presentation nor a copy of it may be taken, transmitted, or distributed, directly or indirectly, into the United States of America, its territories or possessions, Australia, Canada or Japan or to Canadian persons or to any securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law.

The securities issued by the Bank of Cyprus Public Company Ltd have not been, and will not be, registered under the US Securities Act of 1933 ("the Securities Act"), or under the applicable securities laws of Canada, Australia, Japan or the United Kingdom.

None of the securities issue or to be issued by the Bank of Cyprus Public Company Ltd has been offered or sold and will be offered or sold to persons in the United Kingdom in any other circumstances which require the publication by the Bank of Cyprus Public Company Ltd of a prospectus pursuant to Part VI of the Financial Services and Markets Act 2000 (FSMA).

This presentation is being communicated in the United Kingdom only to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) (all such persons being referred to as relevant persons). This presentation is only directed at relevant persons and any investment or investment activity to which this presentation relates is only available to relevant persons or will be engaged in only with relevant persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a relevant person. Other persons should not rely on or act upon this presentation or any of its contents.

The information in this presentation is given in confidence and the recipients of this presentation should not base any behaviour in relation to qualifying investments or relevant products (as defined in the Financial Services and Markets Act 2000 (FSMA) and the Code of Market Conduct made pursuant to FSMA) which would amount to market abuse for the purposes of FSMA on the information in this presentation until after the information has been made generally available. Nor should the recipient use the information in this presentation in any way which would constitute "market abuse".

Agenda

Key offer terms

- Key offer terms
- Bank of Cyprus key information
- Transaction rationale
- Synergies
- Financial analysis
- Timetable

Public tender offer - key terms

Offer structure	• Voluntary tender offer for 100% of Emporiki's shares • Cash and share offer to allow participation in future growth of combined entity
Consideration	For each Emporiki share • €6,00 in cash • 3,25 shares of Bank of Cyprus ("BoC")
Conditions	• Minimum acceptance threshold of 40% of Emporiki's capital • BoC shareholders' approval to waive their pre-emption rights • Customary regulatory approvals
Financing	• No external financing required for cash consideration • New BoC shares issued to Emporiki's shareholders to be listed on Athens and Cyprus Stock Exchanges

A highly attractive offer for Emporiki's shareholders

- ✓ Opportunity to invest in a leading Hellenic financial institution offering sustainable value creation
- ✓ BoC management team has value-enhancing restructuring experience
- ✓ Second largest banking group among Greek financial institutions in deposits and loans and the leading bank in Cyprus
  - ✓ Combined market share: 12% of deposits and 15% of loans in Greece
  - ✓ Combined market share: 32% of deposits and 27% of loans in Cyprus
- ✓ Cost synergies including restructuring benefits
- ✓ Scale benefits of combined group to boost growth and profitability
- ✓ Growth prospects enhanced by BoC record of driving revenue expansion

Agenda

Bank of Cyprus key information

- Key offer terms
- **Bank of Cyprus key information**
- Transaction rationale
- Synergies
- Financial analysis
- Timetable

Bank of Cyprus Group at a glance

Cyprus' leading financial institution

- €22 bn total assets and €1,4 bn shareholders' equity
- Largest market capitalisation on Cyprus Stock Exchange (€3,8 bn)

Proven management capability in delivering results

Cyprus' largest bank

- Leading franchise
- Market share: 31% of deposits and 26% of loans

Successful presence in Greece

- 3,9% market share through organic growth
- High quality of service and innovative products

Strong brand recognition among Greek and Cypriot communities worldwide

Greece operations – a growth opportunity

Relatively young network = potential for increased income

- **Majority of network is still growing**
  - 34% of branch network is under 3 years old
  - 72% of branch network is under 5 years old
  - Typically a new BoC branch turns into profit within 18 months and breaks even within 3 years
- **Potential for higher fee and commission income and favourable adjustment in cost of deposits**

3,9% market share through organic growth

Annual operating contribution of branch network



1.430
850
650
280
-100
Branch operating contribution (in € 000) before allocation of head office expenses and before provisions
% of branch network falling within certain age band

Cyprus operations – potential for further profitability increase

- Gain market share from credit cooperatives
- Contain provision charge and improve loan quality
- Further contain costs
- Enhance Group NIM through relaxation of high liquidity requirement on foreign currency deposits

Emporiki deal delivers on stated Group strategic objectives

Recently announced strategic objectives	Emporiki deal
Further profitable expansion in Greece	✔
• Expansion of branch network • Increase size and profitability	373 branches €16,3 bn loans
Achieve synergies between Cyprus and Greek operations	✔
• Common centralized services for both countries • Common information technology systems • Increase operational efficiency and reduce cost	Applied to a bigger platform
Enter new markets	✔
• Expand in Romania	presence

Agenda

Transaction rationale

Transaction rationale

Creates a strong Hellenic banking group

Creates a bank with critical mass in Greece

Applies expertise gained from restructuring of Cyprus operations to Emporiki to create a sustainable growth platform

Applies BoC's proven ability to enhance revenues of the combined group

Increases exposure to faster growth

Enhances ROE of combined entity

Creates a strong Hellenic banking group

- **Second largest regional Hellenic banking group**
  - €33,6 bn in deposits
  - €29,2 bn in loans
- **Utilise funding synergies**
  - BoC loans/deposits 69%
  - Emporiki loans/deposits 109%
- **Increase exposure to faster growth**

Deposits[1] and loans[1] (€ bn)



Combined loans[1] portfolio


Greece
74%
Other
4%
Cyprus
22%

Total = €29,2 bn

Source: Company data

1 Consolidated financial statements as of December 31, 2005 (prepared in accordance with IFRS)

Creates a bank with critical mass in Greece

- Unique opportunity to reach critical mass in Greece through the Emporiki deal
- Complementary nature of deposit bases
- Extensive branch network and clientele across Greece complementing existing presence of BoC

Greek loans & deposits (€ bn)



Combined Greek branch network



Source: Company data, Hellenic Bank Association
Note: Bank only financial statements as of December 31, 2005 (prepared in accordance with IFRS); branches as of year end 2005

Applies expertise gained from restructuring of Cyprus operations to Emporiki to reduce combined cost base

- Relevant experience from restructuring of BoC's own Cyprus operations with similar labour market conditions
- Significant scope for improvement of Emporiki's cost to income ratio of 71,6% in 2005
- Fits with BoC's strategy of realising synergies between the Cyprus and Greece operations

Bank of Cyprus - Cyprus operations
Cost to income ratio (%)



Bank of Cyprus - Cyprus operations
Cost control (€ mn)



Note: Financial statements as of March 31, 2006 (prepared in accordance with IFRS)

Bank of Cyprus has significant track record in developing efficient operations

- An €8,5 bn assets bank in Greece with only
  - €128 mn cost base, and
  - 2.420 employees

- Accelerated efficiency gains in Cyprus one year ahead of business plan

Cost/assets Greek operations (%)



Bank of Cyprus Group
Cost to income ratio (%) development



Source: Company data
Note: Financial statements as of March 31, 2006 (prepared in accordance with IFRS)

Applies BoC's proven ability to enhance revenues of the combined group

- Cross-selling
- Motivated workforce
- Relevant experience from increasing market share of BoC's own Cyprus operations where BoC is market leader
  - Concerted promotion campaigns
  - Innovative products
  - State of the art cross-selling tools available to salesforce
- Emporiki's large customer base provides significant sales opportunities

Bank of Cyprus - Cyprus operations Total income development (€ mn)



The opportunity:
to enhance the ROE of the combined entity

- Significant scope for performance enhancement in line with that of other banks with comparable franchises
- Relevant experience from restructuring BoC's Cyprus operations
- Significant synergies from the combination of the two entities

Greek banks ROE (%)



Greek banks Cost to income ratio (%)



Source: Company data
Note: Consolidated financial statements as of December 31, 2005 (prepared in accordance with IFRS)

Agenda

Synergies

- Key offer terms
- Bank of Cyprus key information
- Transaction rationale
- **Synergies**
- Financial analysis
- Timetable

Cost savings areas

Area	Main activities
Information Technology	• Migration to single IT platform • Merger of data centres & management information systems • Economies of scale • Maintenance and procurement
Operations and Processing	• Credit card, cheque processing and merchant acquiring, treasury operations, single call centre • Back office centralisation • Better management of communication & marketing costs
Product Factory Merger	• Mutual funds and institutional asset management • Brokerage and investment banking • Leasing and factoring • Bancassurance platforms

Cost synergies

	Main activities
Credit Processes	• Mortgage, consumer lending and SME centralised credit approval processes • Security perfection and documentation
Funding Costs	• BoC loans to deposits of 69% vs. 109% at Emporiki ➢ Reduction in cost of deposits and increase in NIM • Active funding program and market recognition of BoC
Offshore Operations	• Cyprus operations of Emporiki • Emporiki branch in London • Utilisation of Emporiki's Romanian subsidiary to address enlarged customer base

Revenue enhancements

Cross-selling to retail customer base

- Almost 1,5 million retail clients in Greece
- Low current cross-selling of high margin products (credit cards, consumer loans, investment products)
- Drive cross-selling ratio up through performance driven initiatives

BoC SME expertise brought to Emporiki's clients

- Large SME client base under severe competitive pressure
- Enhanced sales through efficient delivery of integrated product set of BoC

Presence in Balkans and Russia

- Emporiki's existing presence in the Balkans combined with BoC's regional strategy provides combined entity with faster growth and leverage from enlarged platform

Agenda

Financial analysis

- Key offer terms
- Bank of Cyprus key information
- Transaction rationale
- Synergies
- **Financial analysis**
- Timetable

Combined group at a glance

	Emporiki	BoC	Proforma
Assets (€ bn)	20,0	21,9	41,9
Gross loans (€ bn)	16,3	12,9	29,2
Deposits (€ bn)	14,9	18,7	33,6
Total income (€ mn)	826	731	1.557
Total expenses (€ mn)	587	414	1.001
Profit after tax (€ mn)	74	126	200
Branches in Greece	373	112	485
Employees	7.657	6.065	13.722

Note: Bank only financial statements as of December 31, 2005 (prepared in accordance with IFRS)

Agenda

Timetable

- Key offer terms
- Bank of Cyprus key information
- Transaction rationale
- Synergies
- Financial analysis
- **Timetable**

Tentative transaction timetable

June 21	Draft information memorandum filed with the Hellenic Capital Markets Commission
early July	Notice of BoC Shareholders' General Meeting to approve increase of authorised share capital and waive pre-emption rights
July 5	Expected prospectus approval
July 10	Beginning of acceptance period
end of July	BoC Shareholders' General Meeting
August 7	Last day of acceptance period
August 9	Publication of results of tender offer

VI Filings with the Registrar of Companies

(87)

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ | ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημερ. Αίτησης: 24/05/2005 12:41
Αρ. Δικαιολογητικού: **474434 / 1**

Αρ. ΓΛ302: Α 268217
Ποσό: 5,00
Χαρτόσημα:
Απο Λογαριασμό:

Αιτητής: 53763 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ

Παραλήπτης: Σούλα Χριστοφόρου

Στις: 24/05/2005 12:41:46

Αρ. Περιγραφή	Κωδ. Λογ.	Ποσό τητα	Επεί γον	Τέλη	Κατάσταση
HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1 Αλλαγή Αξιωματούχων και των στοιχείων τους CHANGE OF DIRECTOR	49			5,00	
ΗΕ4 - Κοινοποίηση αλλαγής Αξιωματούχ. και των στοιχείων τους					
	ΟΛΙΚΟ ΛΚ			5,00	

RECEIVED
2005 JUN 29 P 1:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Τέλος £5

Ο ΠΕΡΙ ΕΤΑΙΡΕΙΩΝ ΝΟΜΟΣ, ΚΕΦ. 113.

HE4

Αριθμός Εταιρείας
ΗΕ 0165

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Επώνυμο			
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Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.	
Επάγγελμα		Διευθυντής σε άλλη Εταιρεία.	
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Επώνυμο			
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Προηγούμενο Όνομα		Προηγούμενο Επώνυμο	
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.	
Επάγγελμα		Διευθυντής σε άλλη Εταιρεία.	
Οδός/Λεωφ.		Αρ.	
Κτίριο		Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό		Επαρχία	
Ταχ.Κώδικας		Χώρα	
Αντικαταστάτης των Διευθυντών(όνομα)		Αρ.Ταυτ/Αρ.Εγγρ.	
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Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

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Ημερ. Παραίτησης			

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Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Θέσεις Παραίτησης			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Θέσεις Παραίτησης			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Θέσεις Παραίτησης			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Υπογραφή (Γραμματέας)	[signature]	Ημερομηνία	20/05/05

(88)

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ — ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημερ. Αίτησης: 16/06/2005 10:57

Αρ. Δικαιολογητικού: **480503 / 1**

Αιτητής: 52063 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΛΙΜΙΤΕΔ

Παραλήπτης: Εύη Χατζηβασιλείου

Αρ. ΓΛ302: A 271157

Ποσό: 7,00

Χαρτόσημα:

Απο Λογαριασμό:

Στις: 16/06/2005 10:58:05

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσό τητα	Επεί γον	Τέλη	Καταχώρηση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Καταχώρηση ΗΕ32 Δημόσιας Εταιρείας ANNUAL RETURN ΗΕ32 - Ετήσια Έκθεση Λογαριασμοί	149			7,00	
		ΟΛΙΚΟ ΛΚ			7,00	

RECEIVED
2005 JUN 29 P 1:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Τέλος (Σύμφωνα με τον Περί Εταιρειών Νόμο. Πληρωτέα τέλη και Δικαιώματα).

Ο ΠΕΡΙ ΕΤΑΙΡΕΙΩΝ ΝΟΜΟΣ, ΚΕΦ. 113.

HE32Δ

Αριθμός Εταιρείας
HE 0165

Ετήσια έκθεση δημόσιας εταιρείας με μετοχικό κεφάλαιο.

Με βάση τα άρθρα 119-121

Όνομα Εταιρείας: ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ

Ημερομηνία Σύνταξης: 01/06/2005 — **Κωδικός Φύσης Εργασίας**: ΤΡΑΠ. ΕΡΓΑΣΙΕΣ

Η διεύθυνση του Εγγεγραμμένου Γραφείου βρίσκεται στην:

Οδός/Λεωφ.	ΣΤΑΣΙΝΟΥ		Αρ. 51
Κτίριο		Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό	ΑΓ. ΠΑΡΑΣΚΕΥΗ, ΣΤΡΟΒΟΛΟΣ		
Επαρχία	ΛΕΥΚΩΣΙΑ	Ταχ.Κώδικας 2002	

Η διεύθυνση του Τόπου Μητρώου Μελών βρίσκεται στην:

Οδός/Λεωφ.	ΚΑΜΠΟΥ		Αρ.
Κτίριο	ΧΑΚ	Όροφος 2^{ος}	Διαμ.
Ενορία/Πόλη/Χωριό	ΣΤΡΟΒΟΛΟΣ		
Επαρχία	ΛΕΥΚΩΣΙΑ	Ταχ.Κώδικας 2030	

Η διεύθυνση του Τόπου Μητρώου Κατόχων Χρεωστικών Ομολόγων βρίσκεται στην:

Οδός/Λεωφ.	ΟΠΩΣ ΠΙΟ ΠΑΝΩ		Αρ.
Κτίριο		Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό			
Επαρχία		Ταχ.Κώδικας	

1. Ονομαστικό Μετοχικό Κεφάλαιο.

Τάξη Μετοχών	ΣΥΝΗΘΕΙΣ				
Αριθμός Μετοχών	600.000.000				
Ονομαστική αξία κάθε μετοχής					

2. Μετοχές κάθε τάξης οι οποίες εκδόθηκαν μέχρι την ημερομηνία σύνταξης αυτής της Έκθεσης.

Τάξη Μετοχών	ΣΥΝΗΘΕΙΣ				
Αριθμός Μετοχών	464.770.595				

3. Μετοχές κάθε τάξης οι οποίες εκδόθηκαν με έκπτωση.

Τάξη Μετοχών					
Αριθμός Μετοχών					

4. Ποσό το οποίο κλήθηκε για πληρωμή ή λογίστηκε ότι πληρώθηκε, για κάθε τάξη μετοχών.

Τάξη Μετοχών	ΣΥΝΗΘΕΙΣ				
Αριθμός Μετοχών	464.770.595				
Ποσό κατά Μετοχή	£0,50				

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

5. Ολικό ποσό το οποίο λήφθηκε από κλήσεις πληρωμής και ή λογίστηκε ότι πληρώθηκε.

£232.385.297,50

6. Ολικό ποσό κλήσεων οι οποίες δεν πληρώθηκαν.

7. Μετοχές κάθε τάξης οι οποίες κατασχέθηκαν.

Τάξη Μετοχών					
Αριθμός Μετοχών					

Ολικό ποσό το οποίο πληρώθηκε πάνω σε κατασχεθείσες μετοχές

Κατάλογος παλαιών και νέων μετόχων

Όνομα		Αρ.Εγγραφής
Επώνυμο		
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς Χαρακτήρες
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.
Επάγγελμα		
Οδός/Λεωφ.		Αρ.
Κτίριο		Όροφος Διαμ.
Ενορία/Πόλη/Χωριό		Επαρχία
Ταχ.Κώδικας		Χώρα

Αριθμός και τάξη μετοχών που κατέχονται σήμερα		Αριθμός και τάξη μετοχών που μεταβιβάζονται		Ημερομηνία μεταβίβασης	Παρατηρήσεις (που μεταβιβάζονται οι μετοχές)
Αριθμός	Τάξη	Αριθμός	Τάξη		

Κατάλογος παλαιών και νέων μετόχων

Όνομα		Αρ.Εγγραφής
Επώνυμο		
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς Χαρακτήρες
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.
Επάγγελμα		
Οδός/Λεωφ.		Αρ.
Κτίριο		Όροφος Διαμ.
Ενορία/Πόλη/Χωριό		Επαρχία
Ταχ.Κώδικας		Χώρα

Αριθμός και τάξη μετοχών που κατέχονται σήμερα		Αριθμός και τάξη μετοχών που μεταβιβάζονται		Ημερομηνία μεταβίβασης	Παρατηρήσεις (που μεταβιβάζονται οι μετοχές)
Αριθμός	Τάξη	Αριθμός	Τάξη		

Αξιωματούχοι

Θέσεις Αξιωματούχου			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες	
Προηγούμενο Όνομα		Προηγούμενο Επώνυμο	
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.	
Επάγγελμα			
Οδός/Λεωφ.			Αρ.
Κτίριο		Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό		Επαρχία	
Ταχ.Κώδικας		Χώρα	
Αντικαταστάτης των Διευθυντών(όνομα)		Αρ.Ταυτ/Αρ.Εγγρ.	

Θέσεις Αξιωματούχου			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες	
Προηγούμενο Όνομα		Προηγούμενο Επώνυμο	
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.	
Επάγγελμα			
Οδός/Λεωφ.			Αρ.
Κτίριο		Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό		Επαρχία	
Ταχ.Κώδικας		Χώρα	
Αντικαταστάτης των Διευθυντών(όνομα)		Αρ.Ταυτ/Αρ.Εγγρ.	

Θέσεις Αξιωματούχου			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες	
Προηγούμενο Όνομα		Προηγούμενο Επώνυμο	
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.	
Επάγγελμα			
Οδός/Λεωφ.			Αρ.
Κτίριο		Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό		Επαρχία	
Ταχ.Κώδικας		Χώρα	
Αντικαταστάτης των Διευθυντών(όνομα)		Αρ.Ταυτ/Αρ.Εγγρ.	

Υπογραφή (Γραμματέας) | | Ημερομηνία | 01/06/2005

Α) ΜΕΛΗ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ Board of Directors

Ονοματεπώνυμο	Προηγούμενο Ονόμα/Επώνυμο	Αρ. Ταυτότητας/ Αρ. Διαβατηρίου	Ημερ. Γεννήσεως	Υπηκοότητα	Επάγγελμα	Διεύθυνση	Θέση
Ρολόγης Βασίλης Γ. Rologis Vasilis G.	Τίποτε	350766	21/10/42	Κυπριακή	Επιχειρηματίας	~~Αργάλδας 1, 1060 Λευκωσία~~	Πρόεδρος Δ. Σ.
Αρτέμης Ανδρέας Χ. Artemis Andreas Ch.	Τίποτε	468531	17/09/54	Κυπριακή	Διευθυντής Επιχειρήσεων	Ελευθερίου Βενιζέλου 27, 1107 Λευκωσία	Μέλος Δ. Σ.
Παντζαρής Χρίστος Στ. Pantzaris Christos St.	Τίποτε	094956	23/02/34	Κυπριακή	Μέλος Δ.Σ. Τραπεζικού Συγκροτήματος	Σαχτούρη 2, Άγιοι Ομολογητές, 1080 Λευκωσία	Μέλος Δ. Σ.
Αγαθοκλέους Ανδρόνικος Τρ. Agathocleous Andronicos Tr.	Τίποτε	391509	10/03/39	Κυπριακή	Λογιστής	Λεωφ. Αμαθούντος 250, Alamia Complex, Block 4, Διαμ. 42, Λεμεσός	Μέλος Δ. Σ.
Ιωάννου Δημήτρης Π. Ioannou Demetris P.	Τίποτε	341070	26/10/42	Κυπριακή	Έμπορος	Έβρου 14, 6031 Λάρνακα	Μέλος Δ. Σ.
Σεβέρης Κώστας Ζ. Severis Costas Z.	Τίποτε	425447	01/03/49	Κυπριακή	Διευθυντής Επιχειρήσεων	Λεωφ. Μακαρίου 9, Λευκωσία	Μέλος Δ. Σ.
Αριστοδήμου Θεόδωρος Ε. Aristodemou Theodoros E.	Τίποτε	440020	10/03/51	Κυπριακή	Επιχειρηματίας	Χλώρακας, Πάφος	Μέλος Δ. Σ.
Πιερίδης Δημήτρης Ζ. Pierides Demetris Z.	Τίποτε	101496	30/06/37	Κυπριακή	Διευθυντής Επιχειρήσεων	Ζήνωνος Κιτιέως 4, 6023 Λάρνακα	Μέλος Δ. Σ.
Ξενοφώντος Ευδόκιμος Ξ. Xenofontos Evdokimos X.	Τίποτε	090355	06/04/38	Κυπριακή	Μέλος Δ.Σ. Τραπεζικού Συγκροτήματος	Καλαμάτας 3, Αγ. Παρασκευή, 2002 Λευκωσία	Μέλος Δ. Σ.
Χριστοφίδης Χριστάκης Γ. Christofides Christakis G.	Τίποτε	397540	08/07/48	Κυπριακή & Βρεττανική	Διευθυντής Επιχειρήσεων	Γλάδστωνος 25Α, 1085 Λευκωσία	Μέλος Δ. Σ.
Πίττας Ανδρέας Κ. Pittas Andreas K.	Τίποτε	375692	04/04/43	Κυπριακή	Βιομήχανος	Άνθιμου Γαζή 8, 3077 Λεμεσός	Μέλος Δ. Σ.
Πολυβίου Πολύβιος Γ. Polyviou Polyvios G.	Τίποτε	461691	16/08/49	Κυπριακή	Δικηγόρος	Ρωμανού 2, Έγκωμη, 2413 Λευκωσία	Μέλος Δ. Σ.
Δαυίδ Γεώργιος Α. David Georgios A.	Τίποτε	C034870	10/06/37	Βρεττανική	Επιχειρηματίας	Δρυάδων 6, Παλ. Ψυχικό, Αθήνα, Ελλάδα	Μέλος Δ. Σ.
Διογένους Άννα Diogenous Anna	Τίποτε	259873	02/10/47	Κυπριακή	Διευθύντρια Εταιρίας	Βασιλέως Παύλου 10, 1096 Λευκωσία	Μέλος Δ. Σ.
Γεωργιάδης Γιώργος Georgiades Giorgos	Τίποτε	152776	02/09/46	Κυπριακή	Διευθύνων Σύμβουλος	Μυκηνών & Ολυμπίου Διός 2, Καλόγηροι, Λεμεσός	Μέλος Δ. Σ.
Ιακωβίδης Ανδρέας Iacovides Andreas	Τίποτε	482685	19/12/36	Κυπριακή	Διπλωμάτης	Ευτέρπης 25, Ακρόπολη, 2003 Λευκωσία	Μέλος Δ. Σ.

Μουσκής Χρίστος Mouskis Christos	Τίποτε	616299	21/04/64	Κυπριακή	Διευθύνων Σύμβουλος	Αισώπου 21, Άγιος Τύχωνας, Λεμεσός	Μέλος Δ. Σ.
Β) ΓΡΑΜΜΑΤΕΑΣ							
Κυπρή Γιάννης Σ. Kypri Yiannis S.	Τίποτε	442491	09/03/51	Κυπριακή	Πρώτος Γεν. Διευθυντής Τρ. Συγκροτήματος	Αμφιτρίτης 34Α, Πολ. Ολυμπία, Διαμ. 201, Στρόβολος, 2000 Λευκωσία	Γραμματέας

(89)

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ — ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημερ. Αίτησης: 07/07/2005 10:00
Αρ. Δικαιολογητικού: **485704 / 1**

Αρ. ΓΛ302: Α 276040
Ποσό: 10,00

Αιτητής: 117265 BANK OF CYPRUS PUBLIC CO LIMITED

Χαρτόσημα:
Απο Λογαριασμό:

Παραλήπτης: Σούλα Χριστοφόρου

Στις: 07/07/2005 10:01:14

Αρ. Περιγραφή	Κωδ. Λογ.	Ποσό τητα	Επεί γον	Τέλη	Κατάσταση
ΗΕ165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1 Παραχώρηση Μετοχών Allotment of Shares ΗΕ12 - Έκθεση Παραχώρησης Μετοχών	149			10,00	
	ΟΛΙΚΟ ΛΚ			10,00	

RECEIVED
2006 JUN 29 P 1:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Τέλος(Σύμφωνα με τον Περί Εταιρειών Νόμο. Πληρωτέα τέλη και Δικαιώματα).

Ο ΠΕΡΙ ΕΤΑΙΡΕΙΩΝ ΝΟΜΟΣ, ΚΕΦ. 113.

HE12

Αριθμός Εταιρείας
ΗΕ 0165

Έκθεση παραχώρησης μετοχών.

Με βάση το άρθρο 51(1)

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ
Ημερομηνία Παραχώρησης	(α) [την 16/06/2005] ή (β) [από ______ μέχρι ______]
Αριθμός μετοχών που παραχωρήθηκαν	2.642.800 — Number of Shares allotted

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	2.642.800				
Ονομαστική αξία κάθε μετοχής	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή	£1,60				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής					

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο) £4.228.480,00

(Επισυνάπτεται κατάσταση)

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα	Αρ.Εγγραφής				
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες	Επώνυμο με Λατινικούς χαρακτήρες				
Αρ.Ταυτότητας	Αρ. Διαβατηρίου				
Ημερ. Γεννήσεως	Χώρα Υπηκοότ.				
Επάγγελμα					
Οδός/Λεωφ.	Αρ.				
Κτίριο	Όροφος	Διαμ.			
Ενορία/Πόλη/Χωριό	Επαρχία				
Ταχ.Κώδικας	Χώρα				
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές(συνέχεια).

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Υπογραφή		Ημερομηνία	29/06/2005

Γραμματέας ή Διευθυντής

(90)

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ   ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημερ. Αίτησης: 11/10/2005 11:00
Αρ. Δικαιολογητικού: **509390 / 1**

Αρ. ΓΛ302: Α 291466
Ποσό: 5,00
Χαρτόσημα:
Απο Λογαριασμό:
Στις: 11/10/2005 11:00:38

Αιτητής: 117265 BANK OF CYPRUS PUBLIC CO LIMITED

Παραλήπτης: Εύη Χατζηβασιλείου

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσό τητα	Επεί γον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Αλλαγή Αξιωματούχων και των στοιχείων τους Change of Directors HE4 - Κοινοποίηση αλλαγής Αξιωματούχ. και των στοιχείων τους	149			5,00	
		ΟΛΙΚΟ ΛΚ			5,00	

Αριθμός Εταιρείας
HE 0165

Κοινοποίηση αλλαγής Αξιωματούχων
ή αλλαγής στα στοιχεία τους.
Με βάση το άρθρο 192

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ

Διορισμοί Αξιωματούχων

Θέσεις Αξιωματούχου			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες	
Προηγούμενο Όνομα		Προηγούμενο Επώνυμο	
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.	
Επάγγελμα		Διευθυντής σε άλλη Εταιρεία.	
Οδός/Λεωφ.		Αρ.	
Κτίριο	Όροφος	Διαμ.	
Ενορία/Πόλη/Χωριό		Επαρχία	
Ταχ.Κώδικας		Χώρα	
Αντικαταστάτης των Διευθυντών(όνομα)		Αρ.Ταυτ/Αρ.Εγγρ.	
Ημερομηνία Διορισμού			

Θέσεις Αξιωματούχου			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες	
Προηγούμενο Όνομα		Προηγούμενο Επώνυμο	
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.	
Επάγγελμα		Διευθυντής σε άλλη Εταιρεία.	
Οδός/Λεωφ.		Αρ.	
Κτίριο	Όροφος	Διαμ.	
Ενορία/Πόλη/Χωριό		Επαρχία	
Ταχ.Κώδικας		Χώρα	
Αντικαταστάτης των Διευθυντών(όνομα)		Αρ.Ταυτ/Αρ.Εγγρ.	
Ημερομηνία Διορισμού			

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

Έντυπο ΗΕ4 επιπρόσθετη σελίδα για παραιτήσεις Αξιωματούχων.

Θέσεις Παραίτησης	Μέλος Διοικητικού Συμβουλίου	
Όνομα	Ανδρόνικος	Αρ.Εγγραφής
Επώνυμο	Αγαθοκλέους	
Αρ.Ταυτότητας	391509	Αρ. Διαβατηρίου
Ημερ. Παραίτησης	03/10/2005	

Θέσεις Παραίτησης		
Όνομα		Αρ.Εγγραφής
Επώνυμο		
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Παραίτησης		

Θέσεις Παραίτησης		
Όνομα		Αρ.Εγγραφής
Επώνυμο		
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Παραίτησης		

Θέσεις Παραίτησης		
Όνομα		Αρ.Εγγραφής
Επώνυμο		
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Παραίτησης		

Θέσεις Παραίτησης		
Όνομα		Αρ.Εγγραφής
Επώνυμο		
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Παραίτησης		

Θέσεις Παραίτησης		
Όνομα		Αρ.Εγγραφής
Επώνυμο		
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Παραίτησης		

Θέσεις Παραίτησης		
Όνομα		Αρ.Εγγραφής
Επώνυμο		
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Παραίτησης		

Παραιτήσεις Αξιωματούχων.

Θέσεις Παραίτησης
Όνομα | Αρ.Εγγραφής
Επώνυμο
Αρ.Ταυτότητας | Αρ. Διαβατηρίου
Ημερ. Παραίτησης

Θέσεις Παραίτησης
Όνομα | Αρ.Εγγραφής
Επώνυμο
Αρ.Ταυτότητας | Αρ. Διαβατηρίου
Ημερ. Παραίτησης

Θέσεις Παραίτησης
Όνομα | Αρ.Εγγραφής
Επώνυμο
Αρ.Ταυτότητας | Αρ. Διαβατηρίου
Ημερ. Παραίτησης

Θέσεις Παραίτησης
Όνομα | Αρ.Εγγραφής
Επώνυμο
Αρ.Ταυτότητας | Αρ. Διαβατηρίου
Ημερ. Παραίτησης

Θέσεις Παραίτησης
Όνομα | Αρ.Εγγραφής
Επώνυμο
Αρ.Ταυτότητας | Αρ. Διαβατηρίου
Ημερ. Παραίτησης

Θέσεις Παραίτησης
Όνομα | Αρ.Εγγραφής
Επώνυμο
Αρ.Ταυτότητας | Αρ. Διαβατηρίου
Ημερ. Παραίτησης

Θέσεις Παραίτησης
Όνομα | Αρ.Εγγραφής
Επώνυμο
Αρ.Ταυτότητας | Αρ. Διαβατηρίου
Ημερ. Παραίτησης

Υπογραφή (Γραμματέας) | Ημερομηνία 06/10/2005

(91)

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ — ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημερ. Αίτησης: 10/01/2006 10:39
Αρ. Δικαιολογητικού: **533517 / 1**

Αρ. ΓΛ302: A 309355
Ποσό: 5,00
Χαρτόσημα:
Απο Λογαριασμό:
Στις: 10/01/2006 10:39:49

Αιτητής: 52063 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΛΙΜΙΤΕΔ

Παραλήπτης: Εύη Χατζηβασιλείου

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσότητα	Επείγον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Αλλαγή Αξιωματούχων και των στοιχείων τους Change of Directors HE4 - Κοινοποίηση αλλαγής Αξιωματούχ. και των στοιχείων τους	149			5,00	
		ΟΛΙΚΟ ΛΚ			5,00	

RECEIVED
2006 JUN 29 P 1:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Τέλος £5

Ο ΠΕΡΙ ΕΤΑΙΡΕΙΩΝ ΝΟΜΟΣ, ΚΕΦ. 113.

HE4

Αριθμός Εταιρείας
HE 0165

Κοινοποίηση αλλαγής Αξιωματούχων ή αλλαγής στα στοιχεία τους.
Με βάση το άρθρο 192

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ		

Διορισμοί Αξιωματούχων

Θέσεις Αξιωματούχου	Μέλος Διοικητικού Συμβουλίου		
Όνομα	Μάνθος	Αρ.Εγγραφής	
Επώνυμο	Μαυρομμάτης		
Όνομα με Λατινικούς χαρακτήρες	Manthos	Επώνυμο με Λατινικούς χαρακτήρες	Mavrommatis
Προηγούμενο Όνομα		Προηγούμενο Επώνυμο	
Αρ.Ταυτότητας	550288	Αρ. Διαβατηρίου	
Ημερ. Γεννήσεως	02/02/1957	Χώρα Υπηκοότ.	
Επάγγελμα	Επιχειρηματίας	Διευθυντής σε άλλη Εταιρεία.	
Οδός/Λεωφ.	Αγίας Παρασκευής	Αρ.	2
Κτίριο		Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό	Στρόβολος	Επαρχία	Λευκωσία
Ταχ.Κώδικας	2002	Χώρα	Κύπρος
Αντικαταστάτης των Διευθυντών(όνομα)		Αρ.Ταυτ/Αρ.Εγγρ.	
Ημερομηνία Διορισμού	15/12/2005		

Θέσεις Αξιωματούχου	Μέλος Διοικητικού Συμβουλίου		
Όνομα	Ελευθέριος	Αρ.Εγγραφής	
Επώνυμο	Ιωάννου		
Όνομα με Λατινικούς χαρακτήρες	Eleftherios	Επώνυμο με Λατινικούς χαρακτήρες	Ioannou
Προηγούμενο Όνομα		Προηγούμενο Επώνυμο	
Αρ.Ταυτότητας	001648	Αρ. Διαβατηρίου	
Ημερ. Γεννήσεως	23/02/1933	Χώρα Υπηκοότ.	
Επάγγελμα	Σύμβουλος Επιχειρήσεων	Διευθυντής σε άλλη Εταιρεία.	
Οδός/Λεωφ.	Προδρόμου	Αρ.	95
Κτίριο		Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό	Στρόβολος	Επαρχία	Λευκωσία
Ταχ.Κώδικας	2063	Χώρα	Κύπρος
Αντικαταστάτης των Διευθυντών(όνομα)		Αρ.Ταυτ/Αρ.Εγγρ.	
Ημερομηνία Διορισμού	15/12/2005		

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

Παραιτήσεις Αξιωματούχων.

Θέσεις Παραίτησης			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Θέσεις Παραίτησης			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Θέσεις Παραίτησης			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Θέσεις Παραίτησης			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Θέσεις Παραίτησης			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Θέσεις Παραίτησης			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Θέσεις Παραίτησης			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Παραίτησης			

Υπογραφή (Γραμματέας)		Ημερομηνία	19/12/2005

(92)

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ — ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημερ. Αίτησης: 18/01/2006 10:00
Αρ. Δικαιολογητικού: **535823 / 1**

Αρ. ΓΛ302: A 306932
Ποσό: 10,00
Χαρτόσημα:
Απο Λογαριασμό:

Αιτητής: 121447 107 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΕΙΑ ΛΙΜΙΤΕΔ

Παραλήπτης: Άντρη Γεωργίου

Στις: 18/01/2006 10:01:16

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσότητα	Επείγον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Παραχώρηση Μετοχών Allotment of Shares ΗΕ12 - Έκθεση Παραχώρησης Μετοχών	149			10,00	
		ΟΛΙΚΟ ΛΚ			10,00	

(93)

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ — ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημερ. Αίτησης: 18/04/2006 10:46
Αρ. Δικαιολογητικού: **564097 / 1**

Αρ. ΓΛ302: Α 323624
Ποσό: 10,00
Χαρτόσημα:
Απο Λογαριασμό:
Στις: 18/04/2006 10:46:31

Αιτητής: 53763 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ

Παραλήπτης: Μαρίνα Μαυρουδή

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσότητα	Επείγον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Παραχώρηση Μετοχών Allotment of Shares HE12 - Έκθεση Παραχώρησης Μετοχών	149			10,00	
		ΟΛΙΚΟ ΛΚ			10,00	

Αριθμός Εταιρείας HE 0165

Έκθεση παραχώρησης μετοχών.

Με βάση το άρθρο 51(1)

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ
Ημερομηνία Παραχώρησης	(α) [την 20/12//2005] ή (β) [από ______ μέχρι ______]
Αριθμός μετοχών που παραχωρήθηκαν	77.902.232

Number of Shares allotted

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	77.902.232				
Ονομαστική αξία κάθε μετοχής	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή	£1,40				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής					

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο) (Επισυνάπτεται κατάσταση)	£109.063.124,80

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο				Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό				Επαρχία	
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές(συνέχεια).

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο				Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό				Επαρχία	
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο				Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό				Επαρχία	
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο				Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό				Επαρχία	
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Υπογραφή		Ημερομηνία	17/01/2006

~~Γραμματέας ή~~ Διευθυντής

Τέλος (Σύμφωνα με τον Περί Εταιρειών Νόμο. Πληρωτέα τέλη και Δικαιώματα).

Ο ΠΕΡΙ ΕΤΑΙΡΕΙΩΝ ΝΟΜΟΣ, ΚΕΦ. 113.

ΗΕ12

Αριθμός Εταιρείας
ΗΕ 0165

Έκθεση παραχώρησης μετοχών.

Με βάση το άρθρο 51(1)

Όνομα Εταιρείας: ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ

Ημερομηνία Παραχώρησης: (α) [την 31/03/2006] ή (β) [από ______ μέχρι ______]

Αριθμός μετοχών που παραχωρήθηκαν: 323.816 Number of shares Allotted

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	323.816				
Ονομαστική αξία κάθε μετοχής	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή	£3,26				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής					

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο): £1.055.640,16

(Επισυνάπτεται κατάσταση)

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες	
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.	
Επάγγελμα			
Οδός/Λεωφ.		Αρ.	
Κτίριο		Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό		Επαρχία	
Ταχ.Κώδικας		Χώρα	
Τάξη Μετοχών			
Αριθμός Μετοχών			

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα	
Διεύθυνση	
Ταχ. Κώδικας	Τηλέφωνο

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές(συνέχεια).

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο			Όροφος	Διαμ.	
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο			Όροφος	Διαμ.	
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο			Όροφος	Διαμ.	
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Υπογραφή		Ημερομηνία	13/04/2006

Γραμματέας ή Διευθυντής

(94)

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημερ. Αίτησης: 22/05/2006 11:33
Αρ. Δικαιολογητικού: **572610 / 1**

Αρ. ΓΛ302: Α 335673
Ποσό: 10,00
Χαρτόσημα:
Απο Λογαριασμό:
Στις: 22/05/2006 11:34:57

Αιτητής: 121762 0134 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΕΙΑ ΛΤΔ

Παραλήπτης: Άντρη Γεωργίου

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσό τητα	Επεί γον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Παραχώρηση Μετοχών Allotment of Shares HE12 - Έκθεση Παραχώρησης Μετοχών	149			10,00	
		ΟΛΙΚΟ ΛΚ			10,00	

Τέλος (Σύμφωνα με τον Περί Εταιρειών Νόμο. Πληρωτέα τέλη και Δικαιώματα).

Ο ΠΕΡΙ ΕΤΑΙΡΕΙΩΝ ΝΟΜΟΣ,
ΚΕΦ. 113.

HE12

Αριθμός Εταιρείας
HE 0165

Έκθεση παραχώρησης μετοχών.

Με βάση το άρθρο 51(1)

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ
Ημερομηνία Παραχώρησης	(α) [την ____30/04/2006________________] ή (β) [από ________________________ μέχρι _____________________]
Αριθμός μετοχών που παραχωρήθηκαν	49.700 ← Number of Shares Allotted

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	49.700				
Ονομαστική αξία κάθε μετοχής	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή	£3,26				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής					

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο) (Επισυνάπτεται κατάσταση)	£162.022,00

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο			Όροφος	Διαμ.	
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές(συνέχεια).

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Υπογραφή	[signature]	Ημερομηνία	09/05/2006

Γραμματέας ή Διευθυντής